Exhibit 99.1

2005 Annual report and financial statements

Finding, mining
and	processing
the earth’s minerals

Rio Tinto is a leader in finding, mining and processing the earth’s mineral resources. The Group’s worldwide operations supply essential minerals and metals that help to meet global needs and contribute to improvements in living standards.
      In order to deliver superior returns to shareholders over time, Rio Tinto takes a long term and responsible approach to the Group’s business. We concentrate on the development of first class orebodies into large, long life and efficient operations, capable of sustaining competitive advantage through business cycles.
      Major products include aluminium, copper, diamonds, energy products, gold, industrial minerals (titanium dioxide, borates, talc and salt) and iron ore. The Group’s activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
Wherever Rio Tinto operates, the health and safety of our employees is our first priority. We seek to contribute to sustainable development. We work as closely as possible with our host countries and communities, respecting their laws and customs. We minimise adverse effects and strive to improve every aspect of our performance. We employ local people at all levels and ensure fair and equitable transfer of benefits and enhancement of opportunities.

2005 Annual report and financial statements

ANNUAL REPORT AND FINANCIAL STATEMENTS
Rio Tinto’s Annual report and financial statements encompass Australian and UK statutory requirements. The majority of shareholders have chosen to receive a shorter Annual review but those who wish to receive the full Annual report and financial statements for all future years may do so by writing to the Companies’ registrars.
Both the above documents are also available in electronic form. For further details please visit the Rio Tinto website www.riotinto.com

CONTENTS	PAGE
Chairman’s letter	2
Chief executive’s report	3

Selected financial data	6
Risk factors	7
Cautionary statement about forward looking statements	8
About Rio Tinto	9
Tables of production; reserves; resources	13
Map of Group operations	25
Information on Group mines	26
Information on Group smelters, refineries and processing plants	30

Financial review	32
Operational review:
Iron Ore	40
Energy	43
Industrial Minerals	45
Aluminium	47
Copper	49
Diamonds	52
Other operations	53
Exploration	54
Technology	55
Society and environment	56

Senior management	59
Chairman and directors	60
Directors’ report	62
Remuneration report	65
Corporate governance	78
Audit committee charter	83

Shareholder information	84
Dividends	84
Market listings and share prices	84
Taxation	86
Exchange controls	87
Dual listed companies structure	88
Supplementary information	89
Other disclosures	91

2005 Financial statements	93
Auditor’s independence declaration	171
Independent auditors’ report	172

Summary financial data	174
Rio Tinto share ownership, definitions, exchange rates,
financial calendar and useful addresses	175

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Chairman’s letter

Dear Shareholder
Demand was strong throughout 2005 for most of the metals and minerals we produce, and supply was generally tight. As a result prices of most products were well above the historical average trend. The buoyant conditions in our sector, together with Rio Tinto’s strategic positioning and strong operating performance, resulted in a second successive year of record profits.
     However, these favourable conditions are no basis for complacency. Our view of the world has not changed fundamentally. The reality is that we are in an inherently cyclical business – even if successive cycles have different characteristics. Our long term strategy for portfolio development, investment, capital management and operational excellence is designed to create shareholder value whatever the prevailing business conditions.

Results
Higher prices and increased production volumes in 2005 contributed to underlying earnings of US$4,955 million, US$2,683 million or 118 per cent above 2004. Net earnings were US$5,215 million compared with US$3,297 million in 2004.
     Cash flow from operations at US$8,257 million, including dividends from jointly controlled entities and associates, was also a record, and 85 per cent higher than 2004. Timely disposal of non core assets further strengthened our balance sheet which, in turn, helps to underpin our extensive capital investment programme and gives us the flexibility to pursue investment opportunities when and where they arise. In 2005 we saw significant investments and developments in a number of new areas.
     In the current environment of strong economic returns, we are aware of the potential for our balance sheet to become overly strong.
     Reflecting our large cash flows, we announced a substantial return of capital to shareholders totalling US$4 billion as part of our capital management programme. This comprises a US$1.5 billion special dividend (equivalent to US$1.10 per share), and a share buy back programme totalling US$2.5 billion by the end of 2007. This replaces the US$500 million remaining from the 2005 programme.
     The final dividend declared for 2005 under the progressive ordinary dividend policy brings total dividends for the year to 80 US cents per share, an increase of four per cent from 2004.

Sustainable development
Mining operates on long time horizons, and most of Rio Tinto’s mines and processing plants have operational lives spanning decades. A key part of our strategy therefore is to make social and environmental responsibility integral to our planning and decision making. We always seek to align our interests with those of the communities and environments where our operations are based. Rio Tinto regards corporate social responsibility as a vital determinant of commercial success. Investors relate positively to companies who have values they can identify with and we remain committed to the principles of sustainable development.
     We see a clear responsibility to help to address the challenges posed by climate change, to manage issues related to biodiversity, and to maintain effective product stewardship across the value chain of our products. I believe Rio Tinto has become a leader in our industry in these areas but we still have some way to go.

Board developments
In September we welcomed Sir Rod Eddington to the boards on his retirement as chief executive of British Airways plc. Rod is an Australian and was educated at the University of Western Australia and Oxford University where, as a Rhodes Scholar, he completed a doctorate in engineering science. He brings valuable new skills and experience to the board. Sir Richard Giordano, Leon Davis and John Morschel all retired from the boards after the 2005 annual meetings and Ashton Calvert and Vivienne Cox joined from 1 February 2005. I believe we have a very strong, well qualified and cohesive board which provides the right level of support and challenge to our executive team.

Forward outlook
Despite several challenges – including high oil prices, structural imbalances, and the potential for currency fluctuations – we believe the global economy will continue its recent positive trend, even if rates of growth slow somewhat.
     We are continuing to experience strong short term demand for our metal and mineral products. Demand from China remains particularly strong but risks remain of occasional “speed bumps” as the country’s social and economic structures adjust to the high rates of growth. Overall, we expect supply/demand balances to remain tight in 2006 with prices continuing to track above the long term trend.
     At some point the supply position will become more balanced and we will see a downturn in the cycle. While we are continuing to invest in increased production to provide long term supply assurance to our customers, and to maintain our market position, we focus on economically robust projects which we believe can deliver sustained profitability in varying market conditions.
     We are increasingly seeking to leverage our global reach and scale by delivering operational excellence, sharing of best practice between our businesses, and adopting common business systems and processes across the Group. I am confident that the continuing efforts of the Group’s talented and committed people all over the world will ensure we maintain a strong and competitive company, responsive to all opportunities which we believe can add value for our shareholders. The board is, once again, very appreciative of our employees’ major contribution in 2005.

Paul Skinner Chairman

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Chief executive’s report

The 2005 results were excellent. The mining industry is experiencing strong prices across most of its products. We were able to capitalise on the upswing with a strong operating performance that maximised production, while at the same time improving our safety record. We approved a number of major projects and concluded a number of well executed transactions. We are also introducing structural business improvements in the Group that are expected to yield long term benefits and position us for continuing strong performance when markets are not as buoyant.

Performance
As China’s industrial output soars and more than a billion people participate in a transformation of their living standards, the demand for the metals and minerals we produce has increased rapidly. Besides China’s large share of world growth, economic conditions were also stronger in Japan and the US.
     The level of demand sent the prices for copper, molybdenum, iron ore, coking and thermal coal, and alumina to historic peaks in nominal terms. Only time will tell whether the 2005 prices for these commodities represent cyclical highs. For its part, Rio Tinto concentrated on operational delivery, and we achieved record output in many areas.
     As a result, all product groups except Industrial Minerals increased their underlying earnings. Higher costs reduced earnings by US$598 million.
     In the current environment some cost increases are inevitable. Other costs are, in fact, desirable and make good business sense, such as increased exploration and project evaluation spending.
     Our business is cyclical. The increase in demand and consumption with the resultant rise in prices, provides an incentive for the industry to invest. This can lead to oversupply and some product substitution, which ultimately depresses prices. This effect produces “spikes” in the chart, above and below the average long term price trend. Rio Tinto aims to operate successfully and create value in all environments.
     How long the current strong price environment remains depends on how rapidly the industry is able to respond to the strong demand for most products. The response will differ from product to product.
     So far this response has been varied. In iron ore, major producers including

Rio Tinto are responding to demand through increased investment. In copper, the response has been impacted by significant interruptions in supply. In aluminium, in spite of strong demand growth, a period of strong investment in China has meant demand has been satisfied for the metal itself, although alumina is in short supply and prices have risen significantly. Finally, in both coking and thermal coal, there has been some response but infrastructure has been a constraining factor.
     Current market conditions may result in a longer period of above average prices than we have seen before. In fact Rio Tinto has modestly increased its long term price forecasts for some products for planning and investment purposes.
     While the cycle may be longer, there has been a significant impact on costs. Most mining inputs such as energy, supplies, equipment and labour have become more costly and in short supply. In energy, we paid 40 per cent more for fuel and 50 per cent more for natural gas in the US. Lead times to procure heavy mining equipment have risen from six to 12 months. Heavy mobile equipment tyres are in very short supply. Thanks to our established purchasing networks we have been able to secure supplies better than most.
Some specialist skills are also short and labour costs in a number of regions have risen significantly. The cost of oil and gas is unlikely to return to the prices prevailing previously. These factors may represent a structural increase in costs for our industry, but we constantly look for ways to use	energy more efficiently and improve productivity across all our operations.
     Rio Tinto has a long track record of creating value through business improvement. A global approach to procurement has resulted in savings from purchases under Group wide contracts, while the establishment of Rio Tinto Shipping to leverage the scale of our bulk shipments has successfully reduced costs. On the operating side, the concept of combining business units in common geographic areas such as Rio Tinto Coal Australia and Pilbara Iron has led to cost effective rationalisation.
     We are currently entering the next phase in the evolution of business improvement. Our model of decentralised businesses with strong local management accountability has been a source of success. By making the most of our global scale and reach, we now want to ensure we maximise the sum of our parts.
     This means leveraging synergies across all our businesses through greater collaboration and the standardisation of successful operating practices. The use of improved information technology is part of the process.
We are still in the early stages of this journey, but we are confident it will deliver considerable value. Improving performance together, as we call our programme, will create value through a combination of capital efficiency, higher volumes, higher revenues and improved productivity leading to lower costs. This goes to the core of our business, which is about first class operational delivery. We are developing a real sense of excitement about the scale,

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COORDINATED SKILLS RECRUITMENT

Extraordinary growth in metals and minerals markets has resulted in strong demand for a variety of engineering and mineral science disciplines. In recent years Rio Tinto has taken a more globally coordinated approach to recruitment to ensure the Group maintains the skills it needs for the present and the future.
About 150 graduates were recruited in 2005 and development of talent internally is a high priority. Graduates have a real job from day one, working with people who are leaders in their fields. “This is an exciting time for our industry and some of the people who join now could find themselves	developing new projects or becoming involved in finding major mineral deposits,” says the Group project leader, Graduate Recruitment and Development, Errol Muir.
     Rio Tinto has established relationships with major universities in Australia, the US and the UK for management training and recruitment purposes. Recruitment on campuses emphasises that a career in the mining industry is an exciting career choice with above average pay.
In an article in The Times of London career supplement What it’s like to work for Rio Tinto…, working for the Group is described as “like a scene from King	Solomon’s Mines”. Rio Tinto project geologist Sam Roffey is featured as swapping Tunbridge Wells in England for South America. “Five years spent exploring for copper in Chile and Argentina made her fluent in Spanish, but then she was uprooted to become a diamond hunter in Australia.”
Sam is quoted as saying: “I’ve found myself being an environmentalist, donkey renter, accountant, helicopter navigator and agony aunt. There has been considerable responsibility from the very beginning, but it’s always been balanced with a good dose of adventure.”

Chief executive’s report continued

ambition and potential of the changes we have set in motion (see page 53).

Strategy
We focus on long life, low cost assets. These assets will generate very strong cash flows when markets are buoyant. Just as importantly, they also deliver good returns when markets are weaker. Large world class orebodies give us options to expand capacity in line with demand, as we are doing today. Options can also be created by acquisition, especially where synergies exist.
     This was demonstrated in our Iron Ore group by the development of West Angelas following the acquisition of North Ltd in 2000, and the 2005 agreement to form a joint venture involving Hope Downs. The Hope Downs iron ore property in Western Australia is also a good illustration of our ability to evaluate and execute a value creating transaction quickly.
     Although the bulk of our operations are in Australia, the US and Canada, we have invested in many new frontier regions and will continue to do so. Our exploration programme is very broad, but wherever we conduct development, our projects will be subject to the same rigorous evaluation. Our approach is focused and measured – we are risk aware, but not risk averse.
     We are investing in Madagascar, we are evaluating exciting projects in West Africa (iron ore) and Argentina (potash by solution mining) and we have entered into a significant joint venture in Russia with Norilsk Nickel. There are advanced exploration projects in progress in Australia (iron ore), India (diamonds), Indonesia (nickel), Brazil (bauxite), South Africa (coal) and Turkey (copper).
     Our exploration portfolio is currently the best we have seen. We have a suite of projects and prospects with the potential to ensure we can maintain our growth profile. They provide a variety of new development options in all of our main product sectors over the next five years, many of which could become long life, quality assets – the hallmark of Rio Tinto.
     In 2005 we invested US$2.5 billion in the growth of the business and expect to spend an additional US$3 billion in both 2006 and 2007. We are demonstrating that in these times of buoyant demand Rio Tinto has the best opportunities for organic growth in its history, based on the number and scale of current and potential projects in our pipeline.
     Reflecting strong demand and our excellent resource position, we are making significant investments in iron ore. At the beginning of 2005 we had investment of US$1.3 billion already under way for the expansion of production and transportation capacity in the Pilbara. In April we committed another US$290 million to expanding three mines, followed in October by a further US$1.35 billion for additional port capacity and further mine expansions.
     In Industrial Minerals, in the first half of the year we completed an expansion of the upgraded titanium slag plant at QIT in Canada. Due to strong demand, we announced a further expansion to 375,000 tonnes per year which will be completed in 2006.
     The resource relating to our investment in Madagascar will support a 40 year mine life. Titanium dioxide feedstock reserves are more than 12 millon tonnes, with an additional 39 million tonnes of resources. At an ilmenite grade of 60 per cent, this represents the best undeveloped resource of this scale and quality. We are investing US$775 million of which US$585 million will be for the mine and port in Madagascar and US$190 million for upgrading related processing facilities in Canada. Production is due to commence in late 2008.
     Elsewhere, the development of a new mine at Cortez Hills in Nevada, US was announced, and the Diavik diamond mine in Canada closed off a second dike to permit mining of additional orebodies. At year end we commenced development of an underground mine at Argyle Diamonds at a cost of US$910 million and further expenditure to extend the life of mine at Rössing Uranium in Namibia to 2016.
     After taking a leading position in the financing and development of the Lihir gold mine in Papua New Guinea in the 1990s, we agreed with Lihir Gold in September to relinquish our management agreement and subsequently sold our 14.5 per cent interest in November for US$295 million.

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Summing up
The Group is performing well operationally, maximising the volumes of product we deliver into strong markets. These markets continue to look strong well into 2006.
     Whilst alert to merger and acquisition opportunities we are delivering our current projects and have an excellent array of organic growth options.
     Notwithstanding our record levels of investment and return of capital to shareholders, we are generating cash that is surplus to our needs, enabling us to manage and maintain a strong balance sheet and retain our capacity to take advantage of opportunities as they arise.
     In this buoyant climate we remain focused on business improvement as a priority by implementing a major new programme of renewal that will create value for shareholders in the future no matter what market conditions we face.
     Rio Tinto’s success is a tribute to the dedication and commitment of our employees. I thank my management team and employees throughout the world for the hard work they have put in and for their continued support.

Underlying/ adjusted earnings US$m (a) (b)	Profit for the year (a) (e)	Cash flows from operations(a) (d) US$m	Margins % (a)

		Dividends from jointly controlled entities and associates	Underlying/adjusted earnings but before interest and tax, as a percentage of gross turnover.
Cash flows from consolidated operations

Leigh Clifford Chief executive	Net debt: total capital % (a)	Notes to the charts are on page 6.

Profit and turnover measures
The Financial review on pages 32 to 39 includes a discussion of the main factors affecting the Group’s “Profit for the year”, as measured in accordance with International Financial Reporting Standards (IFRS). In monitoring its financial performance, the Group also focuses on that part of the Profit for the year attributable to equity shareholders of Rio Tinto, which is referred to as “Net earnings”, and on an additional measure called “Underlying earnings”. The latter measure, which is also based on the amounts attributable to Rio Tinto shareholders, is reported to provide greater understanding of the underlying business performance of Rio Tinto operations. This is defined and reconciled with Net earnings in Note 2 to the financial statements. Significant movements in the items excluded from Underlying earnings and in the earnings attributable to outside equity shareholders are discussed on pages 32 and 33 of the Financial review respectively.
     In this report, the turnover of the parent companies and their subsidiaries is referred to as “Consolidated turnover”. Rio Tinto also reports a turnover measure that includes its share of jointly controlled entities and associates, which is referred to as "Gross turnover". This latter measure is considered informative because a significant part of the Group's business is conducted through operations that are subject to equity accounting.

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2005	SELECTED FINANCIAL DATA

Selected financial data for Rio Tinto Group for the period 2001 to 2005

Turnover (a) (f) US$m	Earnings before interest, taxes, depreciation & amortisation (a) US$m	Capital expenditure US$m (a)

Share of equity accounted units turnover
Consolidated turnover (The sum of the above is gross turnover)

Underlying/adjusted earnings per share (a) (b) US cents	Net earnings per share US cents (a) (c)

Dividends declared in respect of each year per share US cents	UK pence	Australian cents

The special dividend of 110.00 US cents per share (61.89 pence or 145.42 Australian cents per share), declared payable at the same time as the 2005 final dividend, is not included above

Equity attributable to Rio Tinto shareholders US$m (a)	Total capital US$m (a)

Total capital is defined as Rio Tinto shareholders’ funds plus net debt and outside equity interests
Notes:
(a)	The accounting information for 2004 and 2005 in these charts is drawn up in accordance with IFRS; but the information for 2001, 2002 and 2003 is as previously reported in accordance with UK Generally Accepted Accounting Principles (UK GAAP).
(b)	Underlying earnings is an additional measure of earnings, which is reported by Rio Tinto to provide greater understanding of the underlying business performance of its operations. It is defined in note 2 to the financial statements. The underlying earnings chart includes Adjusted earnings for 2001, 2002 and 2003. Adjusted earnings was an additional measure reported by the Group under UK GAAP, which was not the same as Underlying earnings but is considered broadly comparable in its objective and content.
(c)	Net earnings represent the amounts attributable to Rio Tinto shareholders, and include any amounts which have been excluded in determining underlying/adjusted earnings.
(d)	The analysis of cash flows from operations between jointly controlled entities and associates (previously joint ventures and associates under UK GAAP) and consolidated operations has been affected by the reclassification of certain operations under IFRS. See note 50 to the financial statements.
(e)	The profit for the year represents the amount attributable to both Rio Tinto shareholders and outside equity shareholders in subsidiaries. The amounts presented for 2001, 2002 and 2003 represent the profit on ordinary activities after tax under UK GAAP plus amounts attributable to outside shareholders.
(f)	Gross turnover includes the Group’s share of the turnover of jointly controlled entities and associates (previously joint ventures and associates under UK GAAP). The analysis of consolidated turnover has been affected by the reclassification of certain operations under IFRS. See note 50 to the financial statements.

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RISK FACTORS	2005

Risk factors

The following describes some of the risks that could affect Rio Tinto. There may be additional risks unknown to Rio Tinto and other risks, currently believed to be immaterial, could turn out to be material. These risks, whether they materialise individually or simultaneously, could significantly affect the Group’s business and financial results. They should also be considered in connection with any forward looking statements in this document and the cautionary statement on the following page.

Economic conditions
Commodity prices, and demand for the Group’s products, are influenced strongly by world economic growth, particularly that in the US and Asia. The Group’s normal policy is to sell its products at prevailing market prices. Commodity prices can fluctuate widely and could have a material and adverse impact on the Group’s asset values, revenues, earnings and cash flows. Further discussion can be found on page 11, Business environment and markets, and on page 35, Commodity prices.

Exchange rates
The Group’s asset values, earnings and cash flows are influenced by a wide variety of currencies due to the geographic diversity of the Group’s customers and areas of operation. The majority of the Group’s sales are denominated in US dollars. The Australian and US dollars are the most important currencies influencing costs. The relative value of currencies can fluctuate widely and could have a material and adverse impact on the Group’s asset values, costs, earnings and cash flows. Further discussion can be found on page 34, Exchange rates, reporting currencies and currency exposure.

Acquisitions
The Group has grown partly through the acquisition of other businesses. Business combinations commonly entail a number of risks and Rio Tinto cannot be sure that management will be able effectively to integrate businesses acquired or generate the cost savings and synergies anticipated. Failure to do so could have a material and adverse impact on the Group’s costs, earnings and cash flows. Furthermore, the Group could find itself liable for undisclosed past acts or omissions of the acquired businesses without any adequate right of redress.

Exploration and new projects
The Group seeks to identify new mining properties through an active exploration programme. There is no guarantee, however, that such expenditure will be recouped or that existing mineral reserves will be replaced. Failure to do so could have a material and adverse impact on the Group’s financial results and prospects.
     The Group develops new mining properties and expands its existing operations as a means of generating shareholder value. Increasing regulatory, environmental and social approvals are, however, required which can result in significant increases in construction costs and/or significant delays in construction. These increases could materially and adversely affect a project’s economics, the Group’s asset values, costs, earnings and cash flows.

Reserve estimation
There are numerous uncertainties inherent in estimating ore reserves. Reserves that are valid at the time of estimation may change significantly when new information becomes available. Fluctuations in the price of commodities, exchange rates, increased production costs or reduced recovery rates may render lower grade reserves uneconomic and may, ultimately, result in a reduction in reserves. A significant reduction could have a material and adverse impact on the Group’s asset values, revenues, costs, cash flows and earnings.

Political and community
The Group has operations in jurisdictions having varying degrees of political instability. Political instability can result in civil unrest, expropriation, nationalisation, renegotiation or nullification of existing agreements, mining leases and permits, changes in laws, taxation policies or currency restrictions. Any of these can have a material adverse effect on the profitability or, in extreme cases, the viability of an operation.
     Some of the Group’s current and potential operations are located in or near communities that may now, or in the future, regard such an operation as having a detrimental effect on their economic and social circumstances. Should this occur, it might have a material adverse impact on the profitability or, in extreme cases, the viability of an operation. In addition, such an event may adversely affect the Group’s ability to enter into new operations in the country.

Technology
The Group has invested in and implemented information system and operational initiatives. Several technical aspects of these initiatives are still unproven and the eventual operational outcome or viability cannot be assessed with certainty. Accordingly, the costs and benefits from these initiatives and the consequent effects on the Group’s future earnings and financial results may vary widely from present expectations.

Land and resource tenure
The Group operates in several countries where title to land and rights in respect of land and resources (including indigenous title) may be unclear and may lead to disputes over resource development. Such disputes could disrupt relevant mining projects and/or impede the Group’s ability to develop new mining properties.

Health, safety and environment
Rio Tinto operates in an industry that is subject to numerous health, safety and environmental laws and regulations as well as community expectations. Evolving regulatory standards and expectations can result in increased litigation and/or increased costs all of which can have a material and adverse effect on earnings and cash flows.

Mining operations
Mining operations are vulnerable to a number of circumstances beyond the Group’s control, including natural disasters, unexpected geological variations and industrial actions. These can affect costs at particular mines for varying periods. Mining, smelting and refining processes also rely on key inputs, for example fuel and electricity. Appropriate insurance can provide protection from some, but not all, of the costs that may arise from unforeseen events. Disruption to the supply of key inputs, or changes in their pricing, may have a material and adverse impact on the Group’s asset values, costs, earnings and cash flows.

Rehabilitation
Costs associated with rehabilitating land disturbed during the mining process and addressing environmental, health and community issues are estimated and provided for based on the most current information available. Estimates may, however, be insufficient and/or further issues may be identified. Any underestimated or unidentified rehabilitation costs will reduce earnings and could materially and adversely affect the Group’s asset values, earnings and cash flows.

Non managed operations
Rio Tinto cannot guarantee that management of mining and processing assets not subject to its management control will comply with the Group’s standards and objectives, nor that effective policies, procedures and controls will be maintained over those assets. Improper management or ineffective policies, procedures or controls could materially effect the value of those assets.

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2005	RISK FACTORS

Cautionary statement about forward
looking statements

This document contains certain forward looking statements with respect to the financial condition, results of operations and business of the Rio Tinto Group. The words “intend”, “aim”, “project”, “anticipate”, “estimate”, “plan”, “believes”, “expects”, “may”, “should”, “will”, or similar expressions, commonly identify such forward looking statements. Examples of forward looking statements in this Annual report include those regarding estimated reserves, anticipated production or construction commencement dates, costs, outputs, demand, growth opportunities and productive lives of assets or similar factors. Forward looking statements involve known and unknown risks, uncertainties, assumptions and other factors set forth in this document that are beyond the Group’s control. For example, future reserves will be based in part on long term price assumptions that may vary significantly from current levels. These may materially affect the timing and feasibility of particular developments. Other factors include the ability to produce and transport products profitably, demand for products, the effect of foreign currency exchange rates on market prices and operating costs, and activities by governmental authorities, such as changes in taxation or regulation, and political uncertainty.
    In light of these risks, uncertainties and assumptions, actual results could be materially different from any future results expressed or implied by these forward looking statements which speak only as at the date of this report. Except as required by applicable regulations or by law, the Group does not undertake any obligation to publicly update or revise any forward looking statements, whether as a result of new information or future events. The Group cannot guarantee that its forward looking statements will not differ materially from actual results.

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ABOUT RIO TINTO	2005

About Rio Tinto

INTRODUCTION
Rio Tinto Limited and Rio Tinto plc operate as one business organisation, referred to in this report as Rio Tinto, the Rio Tinto Group or, more simply, the Group. These collective expressions are used for convenience only since both Companies, and the individual companies in which they directly or indirectly own investments, are separate and distinct legal entities.
   “Limited”, “plc”, “Pty”, “Inc”, “Limitada”, or “SA” have generally been omitted from Group company names, except to distinguish between Rio Tinto plc and Rio Tinto Limited.
    Financial data in United States dollars (US$) is derived from, and should be read in conjunction with, the Rio Tinto Group’s consolidated financial statements which are in US$. In general, financial data in pounds sterling (£) and Australian dollars (A$) have been translated from the consolidated financial statements, and have been provided solely for convenience; exceptions arise where data, such as directors’ remuneration, can be extracted directly from source records. Certain key information has been provided in all three currencies on page 173.
     Rio Tinto Group turnover, profit before tax and net earnings and operating assets for 2004 and 2005 attributable to the product groups and geographical areas are shown in notes 32 and 33 to the financial statements on pages 125 to 129. In the Operational review, operating assets and turnover for 2004 and 2005 are consistent with the financial information by business unit on pages 168 and 169.
     The tables on pages 13 to 24 show production for 2003, 2004 and 2005 and include estimates of proved and probable reserves and mineral resources. The weights and measures used are mainly metric units; conversions into other units are shown on page 179. Words and phrases, often technical, have been used which have particular meanings; definitions of these terms are on pages 176 to 178.

AN OVERVIEW OF RIO TINTO
Rio Tinto is a leading international mining group, combining Rio Tinto plc and Rio Tinto Limited in a dual listed companies (DLC) structure as a single economic entity. Nevertheless, both Companies remain legal entities with separate share listings and registers. Rio Tinto plc is incorporated in England and Wales and Rio Tinto Limited is incorporated in Australia.
     Rio Tinto’s international headquarters are in London whilst the Australian representative office in Melbourne provides support for the operations, undertakes external and investor relations and fulfils statutory obligations. For purposes of service, Rio Tinto’s agent in the US is Shannon Crompton, secretary of Rio Tinto’s US holding companies, who may be contacted at Rio Tinto Services Inc., 80 State Street, Albany, New York, 12207-2543. Investor relations in the US are provided by Makinson Cowell US Limited, One Penn Plaza, 250 W 34th St, Suite 1935, New York, NY 10119.
     Rio Tinto’s address and telephone details are shown on the inside back cover of this report.

Objective, strategy and management structure
Rio Tinto’s fundamental objective is to maximise the overall long term return to its shareholders by operating responsibly and sustainably in areas of proven expertise where the Group has competitive advantage. Its strategy is to maximise net present value by investing in large, long life, cost competitive mines. Investments are driven by the quality of opportunity, not choice of commodity.
     Rio Tinto’s mining interests are diverse both in geography and product. The Group consists of wholly and partly owned subsidiaries, jointly controlled assets, jointly controlled entities and associated companies, the principal ones being listed in notes 38 to 41 of the financial statements on pages 141 to 143.
     Rio Tinto’s management structure is designed to facilitate a clear focus on the Group’s objective. The management structure, which is reflected in this report, is based on principal product and global support groups:

•	Iron Ore
•	Energy
•	Industrial Minerals
•	Aluminium
•	Copper
•	Diamonds
•	Exploration, and
•	Technology.
The chief executive of each group reports to the chief executive of Rio Tinto.

Operational and Financial Review (OFR)
Rio Tinto provides a full description of its operational, financial and HSE performance on pages 32 to 58. This description broadly covers the requirements which would have arisen had the OFR proceeded as originally planned. Appropriate Key Performance Indicators, covering financial, safety, environmental and HR-related areas, will be reported in the 2006 Annual report and financial statements.

2005 financial summary
On 31 December 2005, Rio Tinto plc had a market capitalisation of £28.4 billion (US$48.8 billion) and Rio Tinto Limited had a market capitalisation of A$19.7 billion (US$14.5 billion). The combined Group’s market capitalisation in publicly held shares at the end of 2005 was US$63.3 billion.
     At 31 December 2005, Rio Tinto had total assets of US$29.8 billion: 49 per cent were located in Australia and New Zealand and 28 per cent in North America. Gross turnover in 2005 was US$20.7 billion (or US$19.0 billion excluding Rio Tinto’s share of jointly controlled entities and associates’ turnover). In 2005, the profit for the year and net earnings attributable to Rio Tinto shareholders were US$5,498 million and US$5,215 million, respectively.

History
The Rio Tinto Company was formed by investors in 1873 to mine ancient copper workings at Rio Tinto in southern Spain. The Consolidated Zinc Corporation was incorporated in 1905, initially to treat zinc bearing mine waste at Broken Hill, New South Wales, Australia.
     The RTZ Corporation (formerly The Rio Tinto-Zinc Corporation) was formed in 1962 by the merger of The Rio Tinto Company and The Consolidated Zinc Corporation. CRA Limited (formerly Conzinc Riotinto of Australia Limited) was formed at the same time by a merger of the Australian interests of The Consolidated Zinc Corporation and The Rio Tinto Company. Between 1962 and 1995, RTZ and CRA discovered important mineral deposits, developed major mining projects and also grew through acquisition.
     RTZ and CRA were unified in December 1995 through a DLC structure. Directed by a common board of directors, this is designed to place the shareholders of both Companies in substantially the same position as if they held shares in a single enterprise owning all of the assets of both Companies.
     In June 1997, The RTZ Corporation became Rio Tinto plc and CRA Limited became Rio Tinto Limited, together known as the Rio Tinto Group. Since the 1995 merger, the Group has continued to invest in developments and acquisitions in keeping with its strategy.

RECENT DEVELOPMENTS
Share buybacks and issues 2005
On 3 February 2005 the Group announced, subject to market conditions, an intention to return up to US$1,500 million of capital to shareholders during the course of 2005 and 2006, and that this would include an off-market buy back of Rio Tinto Limited shares through a tender process.
     On 9 May 2005, Rio Tinto Limited bought back 27,294,139 shares, representing 8.7 per cent of its publicly held issued share capital, under an off-market tender and 16,367,000 shares held indirectly by Rio Tinto plc. All of these shares were purchased at a price of A$36.70 (US$28.36)

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per share, representing a 14 per cent discount to the relevant market price, and were cancelled.
     During the year Rio Tinto plc bought back 2,600,000 ordinary shares, representing less than one per cent of its issued share capital, on the open market for an aggregate consideration of US$103.2 million, to be held as treasury shares.
     Also during the year Rio Tinto plc issued 3,000,155 ordinary shares and Rio Tinto Limited issued 1,130,211 shares in connection with Rio Tinto’s share plans.
     On 2 February 2006, the Group announced an intention to return up to US$4,000 million of capital to shareholders, of which US$1,500 million would be paid out as a special dividend and, subject to market conditions, the remaining US$2,500 million would be applied to buy backs of either Rio Tinto Limited or Rio Tinto plc shares. This would replace the US$528 million remainder of the initiative announced on 3 February 2005.
     Between 1 January 2006 and 10 February 2006, Rio Tinto plc issued a further 817,897 ordinary shares in connection with employee share plans and bought back a further 4,015,000 shares for an aggregate consideration of US$195.2 million. As at 10 February 2006 there remained 7,386,518 options outstanding over Rio Tinto plc ordinary shares and 6,470,532 options outstanding over Rio Tinto Limited shares.

Share buybacks and issues 2003-2004
In the years 2003 and 2004, neither Rio Tinto plc nor Rio Tinto Limited purchased any shares in either Company.
     In 2003, Rio Tinto plc issued 1,193,000 ordinary shares and granted options over 2.7 million ordinary shares, and Rio Tinto Limited issued 240,000 shares and granted options over 1.6 million shares, in connection with employee share plans.
     In 2004, Rio Tinto plc issued 1,347,000 ordinary shares and granted options over 1.5 million ordinary shares, and Rio Tinto Limited issued 280,000 shares and granted options over 1.3 million shares, in connection with employee share plans.

Operations acquired and divested 2005
In March 2005, Rio Tinto’s wholly owned subsidiary QIT-Fer et Titane Inc sold its entire holding in the Labrador Iron Ore Royalty Income Fund (LIORIF) to RBC Capital Markets for net cash proceeds of US$130 million. LIORIF has an equity interest of 15.1 per cent in, and receives royalties from, Iron Ore Company of Canada (IOC), a subsidiary of Rio Tinto. The transaction had no effect on Rio Tinto’s 59 per cent direct interest in IOC.
     Rio Tinto reached agreement with Hancock Prospecting Pty Ltd to purchase a 50 per cent interest in the Hope Downs iron ore assets in Western Australia. The purchase is subject to various regulatory approvals and the acquisition process is proceeding.
     Rio Tinto reached agreement with Lihir Gold to relinquish its management agreement with Lihir, effective from October and subsequently sold its 14.5 per cent interest in November for US$295 million.

Operations acquired and divested 2003-2004
The sale of Rio Tinto’s 25 per cent interest in Minera Alumbrera Limited in Argentina, acquired as part of North Limited, together with its wholly owned Peak gold mine in New South Wales, Australia, was completed in March 2003. The cash consideration was US$210 million.
     The Framework Agreement signed with the Government of Indonesia in 2002 for divestment of 51 per cent of Kaltim Prima Coal (KPC) to Indonesian interests lapsed in 2003 when no assignment of KPC’s offer was made or accepted within the required timeframe. On 21 July 2003 Rio Tinto and BP announced that they had agreed to sell their interests in KPC for a cash price of US$500 million, including assumed debt, to PT Bumi Resources, a public company listed on the Jakarta and Surabaya Stock Exchanges. The sale was completed on 10 October 2003 and each company received 50 per cent of the net proceeds.

     In January 2004, Rio Tinto completed the sale of its 100 per cent interest in the nickel mining company Mineração Serra da Fortaleza Ltda to Votorantim Metais, a Brazilian controlled mining company. Including an adjustment for future nickel prices, the total cash consideration was approximately US$80 million.
     A 20 per cent interest in the Sepon project in Laos, comprising a gold operation and the Khanong copper project, was sold to Oxiana Limited for a cash consideration of US$85 million.
     In March 2004, Rio Tinto completed the sale of its shareholding in Freeport-McMoRan Copper & Gold Inc (FCX). Rio Tinto received net proceeds of US$882 million for its 23,931,100 FCX shares. Rio Tinto retains its 40 per cent joint venture interest in reserves discovered after 1994 at the Grasberg mine, which is managed by FCX. The sale of FCX shares does not affect the terms of the joint venture nor the management of the Grasberg mine.
     In June 2004, Rio Tinto completed the sale of its 100 per cent interest in Zinkgruvan Mining AB to South Atlantic Ventures. Zinkgruvan was acquired in 2000 as part of North Ltd.
     Rio Tinto and Empresa de Desenvolvimento Mineiro completed the sale of their interests in the Neves Corvo copper mine in Portugal to EuroZinc for a cash consideration and a participation in the average copper price in excess of certain thresholds. Rio Tinto’s share of the consideration for its 49 per cent share of the mine was US$70 million. The remaining price participation rights relating to copper production from Neves Corvo, which was sold in the first half of 2004, were themselves sold for US$22 million.
     In 2004, the directors of Rio Tinto Zimbabwe (RioZim) agreed to a restructuring of Rio Tinto’s 56 per cent shareholding in RioZim. The Murowa diamond project in Zimbabwe had been a 50:50 joint venture between Rio Tinto and RioZim. As a result of the restructuring, Rio Tinto owns a direct 78 per cent interest in Murowa and RioZim became an independent Zimbabwean controlled, listed company owning the remaining 22 per cent of Murowa. Rio Tinto ceased to be an ordinary shareholder in RioZim but retains a reduced cash participation in RioZim’s assets other than the Murowa diamond project for a period of ten years. The transaction had no material effect on Rio Tinto.
     The sale to Nippon Steel of an eight per cent interest in the Hail Creek Joint Venture, and the increase in the combined share of the original participants, Marubeni Coal and Sumisho Coal Development, by two per cent was completed in the fourth quarter of 2004. Rio Tinto will receive about US$150 million for the sale of these assets including the sale of a 47 per cent interest in the Beasley River iron ore deposits to its joint venture partners in Robe River, which includes Nippon Steel. The Hail Creek component of the sale is complete and arrangements for the Beasley River component are progressing.
     In December 2004, Kennecott Energy successfully bid for an additional 177 million tonnes of in-situ coal reserves at West Antelope at a cost of US$146 million.
     The sale of the Group’s 51 per cent interest in Rio Paracatu Mineração, the owner of the Morro do Ouro mine in Brazil, was completed on 31 December 2004 for US$250 million, subject to an adjustment for working capital.

Development projects 2005
Rio Tinto invested US$2.5 billion in the growth of the business in 2005.
    At the Diavik diamond mine in Canada construction began in 2005 of a second dike at a cost of US$190 million to enable mining of a third orebody. Also approved was an optimisation study costing US$75 million including construction of an exploration decline to investigate underground mining.
     A project to enlarge the Bingham Canyon open pit at Kennecott Utah Copper in the US was approved in February 2005. The East 1 pushback is expected to extend the life of the open pit to 2017. Capital expenditure on the project is budgeted to be US$100 million for mine facilities, a concentrator upgrade and mobile equipment, and US$70 million after 2008 for the relocation of the in pit crusher and dewatering facilities.

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ABOUT RIO TINTO	2005

     First hot metal was produced in the second quarter of 2005 from the expanded US$200 million HIsmelt® plant at Kwinana in Western Australia. Construction began in January 2003 and cold commissioning commenced in late 2004. The full production rate of 800,000 tonnes per year is expected to be reached over three years.
     In April, Rio Tinto committed US$290 million to further expand existing Hamersley Iron mines in Western Australia. Expansion of the Mount Tom Price and Marandoo mines and the construction of new mine capacity at Nammuldi, which is adjacent to the existing Brockman operation, is expected to commence progressive commissioning from early 2006. These projects will add 15 million tonnes per annum to Hamersley Iron’s mine capacity for at least three years.
     In the first half expansion was completed of the upgraded slag (UGS) plant at QIT-Fer et Titane in Canada to 325,000 tonnes per year from 250,000 tonnes. The project was completed on time and within budget. Further expansion to 375,000 tonnes is scheduled for completion in the second half of 2006.
     Approval was given in August for construction of a US$775 million titanium dioxide project comprising a US$585 million mineral sands operation and port in Madagascar and a US$190 million upgrade of Rio Tinto’s ilmenite smelting facilities in Canada. First production from the Madagascar operation in the Fort Dauphin region is expected in late 2008 and the initial capacity will be 750,000 tonnes per year of ilmenite. The ilmenite will be smelted at Rio Tinto’s facilities at Sorel in Quebec. This will require an upgrade of storage and handling facilities as well as their associated ancillary services at the Sorel site.
     In October, Rio Tinto announced it will spend US$1.35 billion on further expansion of wholly owned Hamersley Iron’s Yandicoogina mine and Dampier port in Western Australia.
     Expansion of the Yandicoogina mine will increase its annual capacity from 36 million tonnes to 52 million tonnes at an estimated cost of US$530 million. The most recent expansion, from 24 to 36 million tonnes a year, was completed in August 2005. US$690 million will be invested in further expanding port facilities at Dampier, which will increase its annual shipping capacity from 116 million tonnes to 140 million tonnes. The most recent port expansion, to 116 million tonnes, was completed in 2005.
     In September, Rio Tinto approved its US$182 million share of the development costs of the Cortez Hills gold project in Nevada, which is 40 per cent owned by Rio Tinto and 60 per cent by Placer Dome.
     Comalco committed US$60 million to the addition of a new ship loader at the Weipa bauxite mine in Australia to ensure reliability of bauxite supply to customers. The new loader is expected to be commissioned by late 2006.
     The Argyle diamond mine block caving project was approved in late 2005 at a cost of US$910 million, and Rössing Uranium’s open pit is to be enlarged with the addition of mining equipment for a total incremental and sustaining capital cost of US$112 million.
     Further detail on these investments and projects is provided in the Operational review on pages 40 to 58.
     Development projects have been funded using internally generated funds and proceeds of asset disposals.

Development projects 2003-2004
Construction of the Diavik diamond mine in the Northwest Territories of Canada was completed in January 2003 three months early and within budget. Initial production commenced from the contact zone above the orebody with the main orebody accessed during the second half of 2003.
     Development of the Escondida Norte satellite deposit at the 30 per cent owned Escondida copper mine in Chile was started in June 2003 to provide mill feed to keep Escondida’s capacity above 1.2 million tonnes of copper per year to the end of 2008. First production occurred in 2005. Commissioning of the new US$1,045 million, 110,000 tonnes of ore per day Laguna Seca concentrator was completed in the second quarter of 2003.
     In 2003, Rio Tinto Coal Australia completed development of the

US$255 million Hail Creek coking coal project in Queensland, Australia with an initial capacity of 5.5 million tonnes annually.
     In December 2003, Hamersley Iron announced the US$920 million expansion of its port and mine capacity, with further expenditure on the rail network and power infrastructure being evaluated.
     The partners in the Robe River Joint Venture approved US$214 million (Rio Tinto share US$113 million) to dual track a significant part of the Hamersley Iron rail line due for completion in 2006. Hamersley Iron committed a further US$46 million to upgrade power infrastructure in the Pilbara. The port and mine expansions were completed by the end of 2005.
     In January 2004, Rio Tinto approved the expansion of QIT-Fer et Titane Inc’s upgraded slag (UGS) plant in Quebec, Canada. Total investment was US$76 million and capacity was increased from 250,000 tonnes per year to 325,000 tonnes per year.
     The owners of the Escondida copper mine in Chile approved expenditure of US$870 million (Rio Tinto share US$270 million) on a sulphide leach project to produce 180,000 tonnes (Rio Tinto share 54,000 tonnes) of copper cathode per annum for more than 25 years starting in the second half of 2006.
     Construction of the US$100 million second block cave at the underground Northparkes copper and gold mine in New South Wales, Australia was completed and production commenced in 2004.
     Development of the 54 per cent owned Eastern Range iron ore mine in Australia with a capacity of ten million tonnes per year was completed in 2004, with first shipments dispatched in the first half.
     Expansion of the Weipa bauxite mine in Queensland, Australia, was completed, which will result in an increase in production capacity to 16.5 million tonnes per annum in coming years. This supports the requirements of the new Comalco Alumina Refinery. A key component of the US$150 million expenditure is a 9.5 million tonne beneficiation plant for ore from the Andoom deposit. In 2005, a new US$40 million power station was constructed and will be commissioned in 2006. The station will service the Weipa mining operations and surrounding communities.
     Construction of the first stage of Comalco’s new alumina refinery at Gladstone, Queensland commenced in January 2002 and was completed in late 2004, three months early and in line with its budget of US$750 million. Initial shipments from the 1.4 million tonnes per year plant started in early 2005.
     Approval was given in 2004 for expansion of the Hail Creek coal mine in Australia to eight million tonnes per year at a cost of US$157 million.
     Kennecott Land’s Project Daybreak in Utah, US, a mixed use land development on a 1,800 hectare site, started in 2003, with the first land sales in 2004 that are expected to ramp up over a period of five to six years.

BUSINESS ENVIRONMENT AND MARKETS
Competitive environment
Rio Tinto is a major producer in all the metals and minerals markets in which it operates. It is generally among the top five global producers by volume. It has market shares for different commodities ranging from five per cent to 40 per cent. The competitive arena is spread across the globe, including eastern Europe, Russia and China.
     Most of Rio Tinto’s competitors are private sector companies which are publicly quoted. Several are, like Rio Tinto, diversified in terms of commodity exposure, but others are focused on particular commodity segments. Metal and mineral markets are highly competitive with few barriers to entry. They can be subject to price declines in real terms reflecting large productivity gains, increasing technical sophistication, better management, and advances in information technology.
     High quality, long life mineral resources, the basis of good financial returns, are relatively scarce. Rio Tinto’s ownership of or interest in some of the world’s largest deposits enables it to contribute to long term market growth. World production volumes are likely to grow at least in line with global economic activity. The emergence of China and

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eventually India as major economies requiring metals and minerals for development could mean even higher market growth.

Economic overview
World economic activity in 2005 grew by 4.3 per cent on a purchasing power parity basis compared with 5.1 per cent in 2004. This was led by the US and China which grew by 3.6 per cent and 9.5 per cent respectively. In Asia as a whole growth was 4.5 per cent while Japan grew by 2.5 per cent. Latin America grew by 4.1 per cent. European activity lagged showing growth of 1.6 per cent.
     Inflation generally remained low by historical standards in spite of the large rise in prices of oil and other commodities. This reflected fierce competition in the manufacturing sector and generally weak labour markets.
     During 2005 China’s growth continued to provide momentum to commodity demand offsetting more patchy demand conditions in some OECD countries. At the same time, with low stocks, production problems, increased input costs and heightened speculative activity in some commodities, the prices of most metals and minerals rose and remained well above the historical trend.
     The seaborne iron ore trade continued to grow strongly with China’s iron ore imports nearly 32 per cent above their 2004 level. Price increases of 71.5 per cent during the year underlined the tightness of the market.
     The cash cost of copper reached new record highs of over US$2 per pound in December 2005. Over the year the average spot price was US$1.66 per pound. Speculative activity over the course of the year led to surges in spot prices as market participants scrambled occasionally to meet immediate needs.
     Coking coal prices more than doubled with significant increases in Asian demand. Prices for Powder River basin coal also more than doubled over the year due to the general tightness of US energy markets and transport issues. Prices for seaborne thermal coal rose by over 20 per cent. Uranium prices also rose strongly during 2005.
     Aluminium prices rallied strongly throughout the second half of 2005 averaging 86 US cents per pound for the year as a whole. The renewed upward momentum in prices has been driven in part by fund buying on the expectation of tighter markets in 2006. Factors such as record high alumina prices, announcements of power related smelter shutdowns and a slowdown in Chinese exports all contributed to the increasingly positive market sentiment.
     Demand for industrial minerals such as borates and titanium minerals continued to benefit from solid US demand.
     Gold prices escalated in the latter half of the year and averaged US$444 per ounce for 2005 as a whole. Many less widely traded metals also benefited from much higher prices, notably molybdenum, which averaged US$31 per pound, a 25 year high.
     A discussion of the financial results for the two years to 31 December 2005 is given in the Financial review on pages 32 to 39.
     Comments on the financial performance of the individual product groups for the two years to 31 December 2005 are included in the Operational review on pages 40 to 58. Details of production, reserves and resources, and information on Group mines are given on pages 13 to 24 and 26 to 31, respectively. Analyses of Rio Tinto’s revenues by product group, geographical origin and geographical destination have been set out in notes 32 to 33 to the Financial statements on pages 125 to 129.

Marketing channels
Each business within each product group is responsible for the marketing and sale of their respective metal and mineral production.
     Consequently, Rio Tinto has numerous marketing channels, which now include electronic marketplaces, with differing characteristics and pricing mechanisms.
     In general, Rio Tinto’s businesses contract their metal and mineral production direct to end users under long term supply contracts and at prevailing market prices. Typically, these contracts specify annual volume commitments and an agreed mechanism for determining prices.

For example, businesses producing non ferrous metals and minerals reference their sales prices to the London Metal Exchange (LME) or other metal exchanges such as the Commodity Exchange Inc (Comex) in New York. Businesses producing coal and iron ore would typically reference their sales prices to annually negotiated industry benchmarks. In markets where international reference market prices do not exist or are not transparent, businesses negotiate product prices on an individual customer basis.
     Fluctuations in these prices, particularly for aluminium, copper and gold, inevitably affect the Group’s financial results.
     Rio Tinto’s marketing channels include a network of regional sales offices worldwide. Some products in certain geographical markets are sold via third party agents.

Governmental regulations
Rio Tinto is subject to extensive governmental regulations affecting all aspects of its operations and consistently seeks to apply best practice in all of its activities. Due to Rio Tinto’s product and geographical spread, there is unlikely to be any single governmental regulation that could have a material effect on the Group’s business.
     Rio Tinto’s operations in Australia, New Zealand, and Indonesia are subject to state, provincial and federal regulations of general application governing mining and processing, land tenure and use, environmental requirements, workplace health and safety, trade and export, corporations, competition, access to infrastructure, foreign investment and taxation. Some operations are conducted under specific agreements with the respective governments and associated acts of parliament. In addition, Rio Tinto’s uranium operations in the Northern Territory, Australia and Namibia are subject to specific regulation in relation to mining and the export of uranium.
     US and Canada based operations are subject to local and national regulations governing land use, environmental aspects of operations, product and workplace health and safety, trade and export administration, competition, securities and taxation.
     The South African Mineral and Petroleum Resources Development Act 2002, as read with the Empowerment Charter for the South African Mining Industry, targets the transfer (for fair value) of 26 per cent ownership of existing South African mining assets to historically disadvantaged South Africans (HDSAs) within ten years. Attached to the Empowerment Charter is a “scorecard” by which companies will be judged on their progress towards empowerment and the attainment of the target transfer of 26 per cent ownership. The scorecard also provides that in relation to existing mining assets 15 per cent ownership should vest in HDSAs within five years of 1 May 2004. Rio Tinto anticipates that the government of South Africa will continue working towards the introduction of new royalty payments in respect of mining tenements, expected to become effective during 2009.

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METALS AND MINERALS PRODUCTION	2005

Metals and minerals production

				2003			2004			2005
				Production (a	)		Production (a	)		Production (a	)

	Rio Tinto		Total	Rio Tinto		Total	Rio Tinto		Total	Rio Tinto
	% share (b	)		share			share			share

ALUMINA (’000 tonnes)
Comalco Alumina Refinery (Australia) (c)	100.0		–	–		175	175		835	835
Eurallumina (Italy)	56.2		1,021	573		1,064	597		1,070	601
Queensland Alumina (Australia)	38.6		3,731	1,440		3,778	1,459		3,953	1,526

Rio Tinto total				2,014			2,231			2,963

ALUMINIUM (refined) (’000 tonnes)
Anglesey (UK)	51.0		141.9	72.4		144.8	73.8		143.9	73.4
Bell Bay (Australia)	100.0		166.6	166.6		162.0	162.0		173.8	173.8
Boyne Island (Australia)	59.4		520.9	311.1		540.5	321.2		544.9	326.2
Tiwai Point (New Zealand)	79.4		334.4	266.5		350.3	279.5		351.4	280.3

Rio Tinto total				816.6			836.5			853.7

BAUXITE (’000 tonnes)
Boké (Guinea) (d)	–		12,060	418		5,773	179		–	–
Weipa (Australia)	100.0		11,898	11,898		12,649	12,649		15,474	15,474

Rio Tinto total				12,316			12,828			15,474

BORATES (’000 tonnes) (e)
Boron mine (US)	100.0		541	541		543	543		540	540
Borax Argentina (Argentina)	100.0		17	17		22	22		20	20

Rio Tinto total				559			565			560

COAL – HARD COKING (’000 tonnes)
Rio Tinto Coal Australia (f)
Hail Creek Coal (Australia) (g)	82.0		883	812		5,104	4,633		5,900	4,838
Kestrel Coal (Australia)	80.0		1,873	1,499		2,659	2,127		2,946	2,357

Rio Tinto total hard coking coal				2,311			6,760			7,195

COAL – OTHER* (’000 tonnes)
Rio Tinto Coal Australia (f)
Bengalla (Australia)	30.3		6,203	1,879		5,312	1,609		5,965	1,806
Blair Athol (Australia)	71.2		12,480	8,890		12,229	8,712		10,600	7,551
Hunter Valley Operations (Australia)	75.7		12,008	9,091		13,269	10,046		12,374	9,369
Kestrel Coal (Australia)	80.0		1,449	1,159		623	499		774	619
Mount Thorley Operations (Australia)	60.6		3,153	1,910		3,548	2,149		3,962	2,400
Tarong Coal (Australia)	100.0		6,538	6,538		7,004	7,004		6,470	6,470
Warkworth (Australia)	42.1		5,868	2,469		6,954	2,926		6,293	2,647

Total Australian other coal				31,935			32,943			30,863

Kaltim Prima Coal (Indonesia) (h)	–		12,655	6,327		–	–		–	–

Kennecott Energy
Antelope (US)	100.0		26,806	26,806		26,928	26,928		27,174	27,174
Colowyo (US)	(i	)	4,535	4,535		5,788	5,788		5,325	5,325
Cordero Rojo (US)	100.0		32,671	32,671		35,233	35,233		34,234	34,234
Decker (US)	50.0		7,358	3,679		7,831	3,916		6,288	3,144
Jacobs Ranch (US)	100.0		32,418	32,418		34,979	34,979		33,823	33,823
Spring Creek (US)	100.0		8,069	8,069		10,892	10,892		11,881	11,881

Total US coal				108,177			117,734			115,580

Rio Tinto total other coal				146,439			150,677			146,443

*	Coal – other includes thermal coal, semi-soft coking coal and semi-hard coking coal.
See notes on page 16

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2005	METALS AND MINERALS PRODUCTION

Metals and minerals production continued

		2003		2004		2005
		Production (a)		Production (a)		Production (a)

	Rio Tinto	Total	Rio Tinto	Total	Rio Tinto	Total	Rio Tinto
	% share (b)		share		share		share

COPPER (mined) (’000 tonnes)
Alumbrera (Argentina) (j)	–	34.9	8.7	–	–	–	–
Bingham Canyon (US)	100.0	281.8	281.8	263.7	263.7	220.6	220.6
Escondida (Chile)	30.0	992.7	297.8	1,207.1	362.1	1,270.2	381.1
Grasberg – FCX (Indonesia) (k)	–	444.1	84.5	396.4	5.5	–	–
Grasberg – Joint Venture (Indonesia) (k)	40.0	271.7	108.7	120.0	48.0	273.9	109.6
Neves Corvo (Portugal) (l)	–	77.5	38.0	46.9	23.0	–	–
Northparkes (Australia)	80.0	27.1	21.7	30.0	24.0	54.0	43.2
Palabora (South Africa) (m)	47.2	52.4	25.8	54.4	26.8	61.2	30.0

Rio Tinto total			867.0		753.1		784.4

COPPER (refined) (’000 tonnes)
Atlantic Copper (Spain) (k)	–	247.1	38.1	58.4	7.0	–	–
Escondida (Chile)	30.0	147.6	44.3	152.1	45.6	143.9	43.2
Kennecott Utah Copper (US)	100.0	230.6	230.6	246.7	246.7	232.0	232.0
Palabora (South Africa) (m)	47.2	73.4	36.1	67.5	33.2	80.3	39.3

Rio Tinto total			349.1		332.6		314.5

DIAMONDS (’000 carats)
Argyle (Australia)	100.0	30,910	30,910	20,620	20,620	30,476	30,476
Diavik (Canada)	60.0	3,833	2,300	7,575	4,545	8,272	4,963
Merlin (Australia)	100.0	62	62	–	–	–	–
Murowa (Zimbabwe) (n)	77.8	–	–	47	36	251	195

Rio Tinto total			33,272		25,202		35,635

GOLD (mined) (’000 ounces)
Alumbrera (Argentina) (j)	–	124	31	–	–	–	–
Barneys Canyon (US)	100.0	35	35	22	22	16	16
Bingham Canyon (US)	100.0	305	305	308	308	401	401
Cortez/Pipeline (US)	40.0	1,085	434	1,051	421	904	361
Escondida (Chile)	30.0	184	55	217	65	183	55
Grasberg – FCX (Indonesia) (k)	–	1,456	354	1,377	14	–	–
Grasberg – Joint Venture (Indonesia) (k)	40.0	1,806	722	207	83	1,676	670
Greens Creek (US)	70.3	99	70	86	61	73	51
Kelian (Indonesia)	90.0	469	422	328	295	43	38
Lihir (Papua New Guinea) (o)	–	551	88	599	87	424	61
Morro do Ouro (Brazil) (p)	–	201	103	188	96	–	–
Northparkes (Australia)	80.0	49	39	79	63	57	46
Peak (Australia) (j)	–	20	20	–	–	–	–
Rawhide (US)	51.0	64	32	50	25	35	18
Rio Tinto Zimbabwe (Zimbabwe) (q)	–	25	1 4	11	6	–	–
Others	–	14	7	13	7	15	7

Rio Tinto total			2,731		1,552		1,726

GOLD (refined) (’000 ounces)
Kennecott Utah Copper (US)	100.0	308	308	300	300	369	369

IRON ORE (’000 tonnes)
Channar (Australia)	60.0	10,347	6,208	9,759	5,855	8,644	5,186
Corumbá (Brazil)	100.0	1,074	1,074	1,301	1,301	1,410	1,410
Eastern Range (Australia)	(r)	–	–	2,970	2,970	6,559	6,559
Hamersley Iron (Australia)	100.0	63,056	63,056	65,407	65,407	74,387	74,387
Iron Ore Company of Canada (Canada)	58.7	14,225	8,353	11,139	6,541	15,647	9,188
Robe River (Australia)	53.0	45,136	23,922	48,459	25,684	52,385	27,764

Rio Tinto total			102,613		107,757		124,494

See notes on page 16

14	Rio Tinto 2005 Annual report and financial statements

Back to Contents

METALS AND MINERALS PRODUCTION	2005

		2003		2004		2005
		Production (a)		Production (a)		Production (a)

	Rio Tinto	Total	Rio Tinto	Total	Rio Tinto	Total	Rio Tinto
	% share (b)		share		share		share

LEAD (’000 tonnes)
Greens Creek (US)	70.3	22.5	15.8	19.8	13.9	16.9	11.9
Zinkgruvan (Sweden) (s)	–	31.8	31.8	11.2	11.2	–	–

Rio Tinto total			47.6		25.1		11.9

MOLYBDENUM (’000 tonnes)
Bingham Canyon (US)	100.0	4.6	4.6	6.8	6.8	15.6	15.6

NICKEL (mined) (’000 tonnes)
Fortaleza (Brazil) (t)	–	6.0	6.0	–	–	–	–

NICKEL (refined) (’000 tonnes)
Empress (Zimbabwe) (q)	–	6.2	3.5	2.9	1.6	–	–

SALT (’000 tonnes)
Dampier Salt (Australia)	64.9	7,135	4,633	7,380	4,792	8,480	5,507

SILVER (mined) (’000 ounces)
Bingham Canyon (US)	100.0	3,548	3,548	3,584	3,584	3,958	3,958
Escondida (Chile)	30.0	4,728	1,418	5,747	1,724	6,565	1,970
Grasberg – FCX (Indonesia) (k)	–	3,659	745	3,077	79	–	–
Grasberg – Joint Venture (Indonesia) (k)	40.0	2,815	1,126	1,961	784	3,410	1,364
Greens Creek (US)	70.3	11,707	8,226	9,707	6,821	9,664	6,791
Zinkgruvan (Sweden) (s)	–	1,841	1,841	651	651	–	–
Others	–	2,511	1,407	2,025	1,187	1,422	843

Rio Tinto total			18,311		14,830		14,926

SILVER (refined) (’000 ounces)
Kennecott Utah Copper (US)	100.0	2,963	2,963	3,344	3,344	3,538	3,538

TALC (’000 tonnes)
Luzenac Group (Australia/Europe/N. America) (u)	100.0	1,358	1,357	1,444	1,443	1,412	1,412

TIN (tonnes)
Neves Corvo (Portugal) (l)	–	203	100	120	59	–	–

TITANIUM DIOXIDE FEEDSTOCK (’000 tonnes)
Rio Tinto Iron & Titanium (Canada/S. Africa) (v)	100.0	1,192	1,192	1,192	1,192	1,312	1,312

URANIUM (tonnes U3 O8 )
Energy Resources of Australia (Australia)	68.4	5,134	3,512	5,143	3,517	5,903	4,037
Rössing (Namibia)	68.6	2,401	1,647	3,582	2,457	3,711	2,545

Rio Tinto total			5,158		5,974		6,582

ZINC (mined) (’000 tonnes)
Greens Creek (US)	70.3	69.1	48.5	62.7	44.1	52.9	37.2
Zinkgruvan (Sweden) (s)	–	64.5	64.5	29.7	29.7	–	–

Rio Tinto total			113.0		73.8		37.2

See notes on page 16

Rio Tinto 2005 Annual report and financial statements	15

Back to Contents

2005	METALS AND MINERALS PRODUCTION

Metals and minerals production continued

Production data notes

(a)	Mine production figures for metals refer to the total quantity of metal produced in concentrates or doré bullion irrespective of whether these products are then refined onsite, except for the data for iron ore and bauxite which represent production of saleable quantities of ore.

(b)	Rio Tinto percentage share, shown above, is as at the end of 2005 and has applied over the period 2003 – 2005 except for those operations where the share has varied during the year and the weighted average for them is shown below. The Rio Tinto share varies at individual mines and refineries in the “others” category and thus no value is shown.

Rio Tinto share %
Operation	See note	2003	2004	2005

Atlantic Copper	(k)	15.4	12.0	–
Grasberg-FCX	(k)	13.9	10.8	–
Hail Creek	(g)	92.0	90.8	82.0
Lihir	(o)	16.0	14.5	–
Palabora	(m)	49.2	49.2	49.0

(c)	Comalco Alumina Refinery started production in October 2004.
(d)	Rio Tinto completed the sale of its four per cent interest in the Boké mine on 25 June 2004. Production data are shown up to the date of sale.
(e)	Borate quantities are expressed as B2 O3 .
(f)	Rio Tinto Coal Australia manages all the Australian coal operations including the mines which were previously reported separately under the Coal & Allied name.
(g)	Hail Creek commenced production in the third quarter of 2003. Rio Tinto reduced its shareholding in Hail Creek from 92.0 per cent to 82.0 per cent on 15 November 2004.
(h)	Rio Tinto had a 50 per cent share in Kaltim Prima and, under the terms of its Coal Agreement, the Indonesian Government was entitled to a 13.5 per cent share of Kaltim Prima’s production. Rio Tinto’s share of production shown is before deduction of the Government share. Rio Tinto completed the sale of its interest in PT Kaltim Prima Coal on 10 October 2003. Production data are shown up to the date of sale.
(i)	Kennecott Energy has a partnership interest in the Colowyo mine but, as it is responsible under a management agreement for the operation of the mine, all of Colowyo’s output is included in Rio Tinto’s share of production.
(j)	Rio Tinto completed the sale of its 25 per cent interest in Minera Alumbrera together with its wholly owned Peak Gold Mine on 17 March 2003. Production data are shown up to the date of sale.

(k)	From mid 1995 until 30 March 2004, Rio Tinto held 23.93 million shares of Freeport-McMoRan Copper & Gold (FCX) common stock from which it derived a share of production. This interest was sold to FCX on 30 March 2004. Also, through a joint venture agreement with FCX, Rio Tinto is entitled, as shown separately in the above tables, to 40 per cent of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998.

(l)	Rio Tinto completed the sale of its 49 per cent interest in Somincor on 18 June 2004. Production data are shown up to the date of sale.

(m)	During the second half of 2005, the conversion of debentures into ordinary shares resulted in a dilution of Rio Tinto’s shareholding in Palabora from 49.2 per cent to 47.2 per cent.

(n)	Ore mining and processing at Murowa commenced during the third quarter of 2004.

(o)	Following a placement of shares on 13 November 2003 Rio Tinto’s interest in Lihir moved from 16.3 per cent to 14.5 per cent. On 30 November 2005, Rio Tinto sold its interest in Lihir Gold; it had agreed in September 2005 to relinquish the management agreement for Lihir. The production data are shown up to 30 September 2005, from which date the Rio Tinto interest in Lihir was held as an investment rather than being equity accounted.

(p)	Rio Tinto sold its interest in Morro do Ouro on 31 December 2004. Production data are shown up to the date of sale.

(q)	As a result of the corporate restructuring completed on 8 July 2004, Rio Tinto has ceased to be an ordinary shareholder in the renamed RioZim but will retain a reduced cash participation in its gold and nickel assets for a period of ten years.

(r)	Rio Tinto’s share of production includes 100 per cent of the production from the Eastern Range mine, which commenced production in March 2004. Under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture.

(s)	Rio Tinto completed the sale of its 100 per cent interest in the Zinkgruvan mine on 2 June 2004. Production data are shown up to the date of sale.

(t)	Rio Tinto completed the sale of its 100 per cent interest in the Fortaleza nickel mine on 16 January 2004. This was effective from 1 January 2004.

(u)	Talc production includes some products derived from purchased ores.

(v)	Quantities comprise 100 per cent of QIT and 50 per cent of Richards Bay Minerals’ production.

16	Rio Tinto 2005 Annual report and financial statements

Back to Contents

ORE RESERVES	2005

Ore reserves

Ore reserves and mineral resources in this report (for Rio Tinto managed operations) are reported in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, December 2004 (the JORC Code) as required by the Australian Stock Exchange (ASX). Codes or guidelines similar to JORC with only minor regional variations have been adopted in South Africa, Canada, US, UK, Ireland and Europe and are in the process of adoption in Chile and Peru. Together these represent current best practice for reporting ore reserves and mineral resources.
     The JORC Code envisages the use of reasonable investment assumptions, including the use of projected long term commodity prices, in calculating reserve estimates. However, for US reporting, the US Securities and Exchange Commission require historical price data to be used. For this reason, some reserves reported in the Form 20-F will differ from those reported below.
     Ore reserve and mineral resource information in the tables below is based on information compiled by Competent Persons (as defined by

JORC), or ‘recognised overseas mining professionals’ as defined by the ASX, most of whom are full time employees of Rio Tinto or related companies. Each has had a minimum of five years relevant estimation experience and is a member of a recognised professional body whose members are bound by a professional code of ethics. Each Competent Person consents to the inclusion in this report of information they have provided in the form and context in which it appears. A register of the names of the Competent Persons who are responsible for the estimates is maintained by the Company Secretaries in London and Melbourne and is available on request.
     The ore reserve figures in the following tables are as of 31 December 2005. Summary data for year end 2004 are shown for comparison. Metric units are used throughout. The figures used to calculate Rio Tinto’s share of reserves are often more precise than the rounded numbers shown in the tables, hence small differences might result if the calculations are repeated using the tabulated figures.

	Type of		Proved ore reserves		Probable ore reserves		Total ore reserves 2005 compared with 2004					Rio Tinto share
	mine		at end 2005		at end 2005
	(a)
			Tonnage	Grade	Tonnage	Grade	Tonnage		Grade
												Interest	Recoverable
							2005	2004	2005	2004		%	mineral

			millions		millions		millions	millions					millions
BAUXITE (b)			of tonnes	%AI2 O3	of tonnes	%AI2 O3	of tonnes	of tonnes	%AI2 O3	%AI2 O3			of tonnes
Reserves at operating mine
Weipa (Australia)	O/P		137	53.9	1,074	53.7	1,211	1,146	53.7	53.7		100.0	1,211

													Marketable
													product

			millions		millions		millions	millions					millions
BORATES (c)			of tonnes		of tonnes		of tonnes	of tonnes					of tonnes
Reserves at operating mine
Boron (US) (g)	O/P		16.2		7.3		23.5	26.9				100.0	23.5

COAL (d)		Coal	Reserves		Marketable reserves		Marketable reserves		Marketable coal quality		Avg. %
		type									Yield to give
		(e)	Proved	Probable	Proved	Probable	Total	Total			marketable		Marketable
			at end 2005		at end 2005		2005	2004	(f)	(f)	reserves		reserves

Reserves at operating mines			millions	millions	millions	millions	millions	millions	Calorific	Sulphur			millions
			of tonnes	of tonnes	of tonnes	of tonnes	of tonnes	of tonnes	value	content			of tonnes
									MJ/kg	%
Kennecott Energy
Antelope (US) (h)	O/C	SC	384		384		384	249	20.59	0.25	100	100.0	384
Colowyo (US) (i)	O/C	SC	19	1	19	1	20	24	24.48	0.40	100	100.0	20
Cordero Rojo (US)	O/C	SC	321		321		321	365	19.59	0.31	100	100.0	321
Decker (US)	O/C	SC	22		22		22	25	22.10	0.37	100	50.0	11
Jacobs Ranch (US)	O/C	SC	452	4	452	4	456	500	20.35	0.44	100	100.0	456
Spring Creek (US)	O/C	SC	213		213		213	225	21.75	0.33	100	100.0	213

Sub-total													1,405

Rio Tinto Coal Australia
Bengalla (Australia)	O/C	SC	114	76	92	62	155	161	28.30	0.50	81	30.3	47
Blair Athol (Australia)	O/C	SC	50	1	49	1	50	61	27.95	0.32	99	71.2	36
Hail Creek (Australia)	O/C	MC	165	126	104	80	184	190	32.20	0.35	63	82.0	151
Hunter Valley Operations
(Australia)	O/C	SC+MC	361	108	247	73	320	336	28.94	0.57	68	75.7	242
Kestrel (Australia)	U/G	SC+MC	66	79	53	63	116	120	32.20	0.65	80	80.0	93
Mount Thorley Operations
(Australia)	O/C	SC+MC	31	4	20	2	23	24	29.48	0.46	66	60.6	14
Tarong-Meandu (Australia)	O/C	SC	119	9	79	7	86	93	21.05	0.30	68	100.0	86
Warkworth (Australia)	O/C	SC+MC	253	156	162	100	262	246	28.87	0.45	64	42.1	110

Sub-total													779

Total reserves at operating mines													2,184

Other undeveloped reserves (j)
Rio Tinto Coal Australia
Clermont (Australia)	O/C	SC	170	27	163	26	189	189	27.90	0.33	96	50.1	95
Mount Pleasant (Australia)	O/C	SC		459		350	350	350	26.73	0.51	76	75.7	265
SW Yarraman (Australia) (k)	O/C	SC					–	41			–	100.0	–
Tarong-Kunioon (Australia)	O/C	SC		257		163	163	163	21.05	0.30	63	100.0	163

Total undeveloped reserves													523

See notes on page 21

Rio Tinto 2005 Annual report and financial statements	17

Back to Contents

2005	ORE RESERVES

Ore reserves continued

	Type of	Proved ore reserves		Probable ore reserves		Total ore reserves 2005 compared with 2004					Rio Tinto share
	mine	at end 2005		at end 2005						Average
	(a)									mill
		Tonnage	Grade	Tonnage	Grade	Tonnage		Grade		recovery
											Interest		Recoverable
						2005	2004	2005	2004	%	%		metal

		millions		millions		millions	millions						millions
COPPER		of tonnes	%Cu	of tonnes	%Cu	of tonnes	of tonnes	%Cu	%Cu				of tonnes
Reserves at operating mines
Bingham Canyon (US)
– open pit	O/P	320	0.61	347	0.48	667	659	0.54	0.57	85	100.0		3.087
Escondida (Chile)
– sulphide	O/P	552	1.35	764	1.01	1,316	1,395	1.15	1.18	84	30.0		3.825
– sulphide leach	O/P	508	0.57	688	0.53	1,196	1,182	0.55	0.54	36	30.0		0.702
– oxide	O/P	123	0.67	16	0.64	139	158	0.66	0.69	83	30.0		0.231
Escondida Norte (Chile)
– sulphide	O/P	190	1.65	392	1.23	582	580	1.37	1.37	88	30.0		2.096
– sulphide leach	O/P	60	0.57	450	0.57	510	503	0.57	0.56	30	30.0		0.257
– oxide	O/P	10	0.46	120	0.79	130	125	0.76	0.78	54	30.0		0.159
Grasberg (Indonesia)	O/P+U/G	783	1.13	2,040	1.03	2,822	2,769	1.07	1.09	89	(l	)	7.714
Northparkes (Australia) (m)
– open pit and stockpiles	O/P	3.8	0.67			3.8	4.6	0.67	0.63	85	80.0		0.017
– underground	U/G			52	1.13	52.2	47.2	1.13	1.17	90	80.0		0.426
Palabora (South Africa) (n)
– underground block cave	U/G	112	0.67	30	0.17	142	201	0.56	0.68	88	47.2		0.331

Total													18.844

													Recoverable
													diamonds

		millions	carats	millions	carats	millions	millions	carats	carats				millions
DIAMONDS (b)		of tonnes	per tonne	of tonnes	per tonne	of tonnes	of tonnes	per tonne	per tonne				of carats
Reserves at operating mines
Argyle (Australia) (o)	O/P+U/G	88.8	2.3	22.9	2.0	111.7	36.5	2.2	2.9		100.0		247.1
Diavik (Canada)	O/P+U/G	14.0	3.4	14.2	3.0	28.2	29.8	3.2	3.2		60.0		54.2
Murowa (Zimbabwe)	O/P			22.9	0.7	22.9	23.0	0.7	0.7		77.8		12.1

Total													313.3

		millions	grammes	millions	grammes	millions	millions	grammes	grammes				millions
GOLD		of tonnes	per tonne	of tonnes	per tonne	of tonnes	of tonnes	per tonne	per tonne				of ounces
Reserves at operating mines
Bingham Canyon (US)
– open pit	O/P	320	0.35	347	0.29	667	659	0.32	0.32	63	100.0		4.318
Cortez/Pipeline (US) (p)	O/P	87	1.98	147	1.05	234	293	1.40	1.57	74	40.0		3.122
Grasberg (Indonesia)	O/P+U/G	783	1.01	2,040	0.89	2,822	2,769	0.92	0.98	74	(l	)	14.606
Greens Creek (US)	U/G			6.4	3.95	6.4	7.2	3.95	3.80	69	70.3		0.394
Lihir (PNG) (q)	O/P					–	188	–	3.48				–
Northparkes (Australia) (m)
– open pit and stockpiles	O/P	3.8	0.58			3.8	4.6	0.58	0.53	76	80.0		0.043
– underground	U/G			52	0.49	52.2	47.2	0.49	0.46	76	80.0		0.503

Total													22.985

See notes on page 21

18	Rio Tinto 2005 Annual report and financial statements

Back to Contents

ORE RESERVES	2005

	Type of	Proved ore reserves		Probable ore reserves		Total ore reserves 2005 compared with 2004					Rio Tinto share
	mine	at end 2005		at end 2005
	(a)									Average
		Tonnage	Grade	Tonnage	Grade	Tonnage		Grade		mill
										recovery	Interest		Marketable
						2005	2004	2005	2004	%	%		product

		millions		millions		millions	millions						millions
IRON ORE (b)		of tonnes	%Fe	of tonnes	%Fe	of tonnes	of tonnes	%Fe	%Fe				of tonnes
Reserves at operating mines
Channar (Australia)
– Brockman ore	O/P	96	63.5	13	63.6	109	120	63.5	63.5		60.0		65
Corumbá (Brazil)	O/P	110	67.2	106	67.2	216	217	67.2	67.2		100.0		216
Eastern Range (Australia)
– Brockman ore	O/P	75	63.0	29	62.9	104	113	63.0	62.9		54.0		56
Hamersley (Australia)
– Brockman 2 (Brockman ore) (r)	O/P	28	62.5	9	62.5	37	24	62.5	62.5		100.0		37
– Brockman 4 (Brockman ore) (r)	O/P			579	62.2	579	–	62.2	–		100.0		579
– Marandoo (Marra Mamba ore)	O/P	67	61.8	5	61.9	72	76	61.9	62.4		100.0		72
– Mt Tom Price (Brockman ore)	O/P	101	64.6	50	64.7	151	167	64.6	64.6		100.0		151
– Paraburdoo (Brockman ore)	O/P	11	63.8	4	63.6	15	23	63.8	63.8		100.0		15
– Paraburdoo (Marra Mamba ore)	O/P			1	63.1	1	1	63.1	63.1		100.0		1
– Nammuldi (Marra Mamba ore)	O/P	6	61.8	30	61.4	37	39	61.5	61.4		100.0		37
– Yandicoogina (Pisolite ore HG) (s)	O/P	250	58.3	137	57.9	387	191	58.1	58.9		100.0		387
– Yandicoogina (Process Product) (s)	O/P	32	58.8	70	58.8	103	56	58.8	58.5		100.0		103
Iron Ore Company of Canada
(Canada)	O/P	346	65.0	81	65.0	427	443	65.0	65.0		58.7		251
Robe River (Australia)
– Pannawonica (Pisolite ore) (t)	O/P	248	57.2	54	57.0	302	192	57.2	57.0		53.0		160
– West Angelas (Marra Mamba ore)	O/P	135	62.7	260	61.9	394	418	62.2	62.2		53.0		209

Total (u)													2,339

											Recoverable
													metal

		millions		millions		millions	millions						millions
LEAD		of tonnes	%Pb	of tonnes	%Pb	of tonnes	of tonnes	%Pb	%Pb				of tonnes
Reserves at operating mine
Greens Creek (US)	U/G			6.4	3.93	6.4	7.2	3.93	3.94	67	70.3		0.119

		millions		millions		millions	millions						millions
MOLYBDENUM		of tonnes	%Mo	of tonnes	%Mo	of tonnes	of tonnes	%Mo	%Mo				of tonnes
Reserves at operating mine
Bingham Canyon (US)
– open pit	O/P	320	0.040	347	0.045	667	659	0.043	0.039	59	100.0		0.168

		millions	grammes	millions	grammes	millions	millions	grammes	grammes				millions
SILVER		of tonnes	per tonne	of tonnes	per tonne	of tonnes	of tonnes	per tonne	per tonne				of ounces
Reserves at operating mines
Bingham Canyon (US)
– open pit	O/P	320	2.85	347	2.36	667	659	2.59	2.65	76	100.0		42.012
Grasberg (Indonesia)	O/P+U/G	783	3.95	2,040	4.04	2,822	2,769	4.02	3.87	67	(l	)	70.235
Greens Creek (US)	U/G			6.4	505	6.4	7.2	505	485	73	70.3		53.273

Total													165.520

See notes on page 21

Rio Tinto 2005 Annual report and financial statements	19

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2005	ORE RESERVES

Ore reserves continued

	Type of	Proved ore reserves		Probable ore reserves		Total ore reserves 2005 compared with 2004					Rio Tinto share
	mine	at end 2005		at end 2005
	(a)									Average
		Tonnage	Grade	Tonnage	Grade	Tonnage		Grade		mill
										recovery	Interest	Marketable
						2005	2004	2005	2004	%	%	product

		millions		millions		millions	millions					millions
TALC (c)		of tonnes		of tonnes		of tonnes	of tonnes					of tonnes
Reserves at operating mines
Luzenac Group	O/P+U/G	31.1		17.6		48.7	52.7				100.0	48.7
(Europe/North America/Australia)

		millions		millions		millions	millions					millions
TITANIUM DIOXIDE FEEDSTOCK (c) (v)		of tonnes		of tonnes		of tonnes	of tonnes					of tonnes
Reserves at operating mines
QIT (Canada)	O/P	38.8		21.5		60.3	62.0				100.0	60.3
QMM (Madagascar)	D/O	12.0		0.4		12.4	–				80.0	9.9
RBM (South Africa)	D/O	6.2		19.7		25.9	26.6				50.0	13.0

Total												83.2

											Recoverable
												metal

		millions		millions		millions	millions					millions
URANIUM		of tonnes	%U3O8	of tonnes	%U3O8	of tonnes	of tonnes	%U3O8	%U3O8			of tonnes
Reserves at operating mines
Energy Resources of Australia (Australia)
– Ranger #3 (w)	O/P	14.4	0.18	8.4	0.22	22.8	18.0	0.20	0.24	88	68.4	0.027
Rössing (Namibia) (x)
– open pit	O/P	10.0	0.038	124	0.033	134	21.2	0.033	0.039	85	68.6	0.026
– stockpiled ore		5.8	0.021			5.8	2.6	0.021	0.042	85	68.6	0.001

Total reserves at operating mines												0.053

		millions		millions		millions	millions					millions
		of tonnes	%U3O8	of tonnes	%U3O8	of tonnes	of tonnes	%U3O8	%U3O8			of tonnes
Undeveloped reserves (j)
Energy Resources of Australia (Australia)
– Jabiluka (w)	U/G	6.4	0.59	6.4	0.45	12.8	13.8	0.52	0.51	94	68.4	0.043

		millions		millions		millions	millions					millions
ZINC		of tonnes	%Zn	of tonnes	%Zn	of tonnes	of tonnes	%Zn	%Zn			of tonnes
Reserves at operating mine
Greens Creek (US)	U/G			6.4	10.3	6.4	7.2	10.3	10.2	77	70.3	0.357

See notes on page 21

20	Rio Tinto 2005 Annual report and financial statements

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ORE RESERVES	2005

Notes
(a)	Type of mine: O/P = open pit, O/C = open cut, U/G = underground, D/O = dredging operation.
(b)	Reserves of iron ore, bauxite and diamonds are shown as recoverable reserves of saleable product after accounting for all mining and processing losses. Mill recoveries are therefore not shown.
(c)	Reserves of industrial minerals are expressed in terms of marketable product, ie after all mining and processing losses. In the case of borates, the saleable product is B2 O3 .
(d)	Marketable coal reflects the impact of further processing applied where necessary as a yield factor, over and above the modifying factors applied to derive the reserve.
(e)	Coal type: SC = steam/thermal coal; MC = metallurgical/coking coal.
(f)	Analyses of coal from the US were undertaken according to “American Standard Testing Methods” (ASTM) on an “As Received” moisture basis whereas the coals from Australia have been analysed on an “Air Dried” moisture basis according to Australian Standards (AS).
MJ/kg = megajoules per kilogramme.
(g)	Portions of the Boron mineralisation planned for underground mining have been reclassified as resources pending further technical and economic review.
(h)	The addition of the West Antelope lease to the project has substantially increased the available ore reserve tonnage.
(i)	Kennecott Energy has a partnership interest in the Colowyo mine but, as it is responsible under a management agreement for the operation of the mine, all of Colowyo’s reserves are included in Rio Tinto’s share shown above.
(j)	The term ‘other undeveloped reserves’ is used here to describe material that is economically viable on the basis of technical and economic studies but for which mining and processing permits have yet to be requested or obtained. There is a reasonable, but not absolute, certainty that the necessary permits will be issued and that mining can proceed when required.
(k)	SW Yarraman reserves have been reclassified as measured and indicated resources based on updated economic studies.
(l)	Under the terms of a joint venture agreement between Rio Tinto and FCX, Rio Tinto is entitled to a direct 40 per cent share in reserves discovered after 31 December 1994 and it is this entitlement that is shown.
(m)	Open pit mining at Northparkes was completed in 2005, whilst underground reserves increased following updated technical and economic studies.
(n)	Reserves at Palabora have decreased following a reassessment of grade and of dilution effects from the open pit. During the second half of 2005, the conversion of debentures into ordinary shares resulted in a dilution of Rio Tinto’s shareholding in Palabora from 49.2 per cent to 47.2 per cent.
(o)	The increase in reserves at Argyle follows the completion of feasibility studies and development approvals for the underground block cave and open pit North Bowl cutback.
(p)	Portions of the Cortez Hills and Pipeline deposit reserves were reclassified as resources following technical and economic reviews of the mine plans. The Crossroads extension to the Pipeline mine was added to reserves in 2005.
(q)	Rio Tinto completed the sale of its 14 per cent interest in Lihir on 30 November 2005.
(r)	Brockman reserves have increased following the development of resource models and approved mine design extensions.
(s)	Yandicoogina reserves have increased following the development of updated resource models and the approval of mine design and project expansions.
(t)	Pannawonica reserves have increased following completion of revised resource models and mine designs, leading to the inclusion of reserves for the Mesa A deposit.
(u)	During 2005, Rio Tinto entered into an agreement to purchase a 50 per cent interest in the Hope Downs iron ore project. The purchase is subject to various regulatory approvals and the acquisition process is proceeding. As such, reserves for Hope Downs are not reported.
(v)	Reserves for the titanium dioxide operations are presented separately for the first time including those for QMM following successful completion of technical and economic studies.
(w)	The increased reserves at Ranger #3 reflect the transfer of material from mineral resources on the basis of updated technical and economic studies.The reduction in reserve tonnage at Jabiluka results from the development of a revised mine plan.
(x)	The increased reserves at Rössing reflect the transfer of material from mineral resources on the basis of updated technical and economic studies.

Rio Tinto 2005 Annual report and financial statements	21

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2005	MINERAL RESOURCE

Mineral resources

As required by the Australian Stock Exchange, the following tables contain details of other mineralisation that has a reasonable prospect of being economically extracted in the future but which is not yet classified as Proved or Probable Reserves. This material is defined as Mineral Resources under the JORC Code. Estimates of such material are based largely on geological information with only preliminary consideration of mining, economic and other factors. While in the judgement of the Competent Person there are realistic expectations that all or part of the Mineral Resources will eventually become Proved or Probable Reserves, there is no guarantee that this will occur as the result depends on further technical and economic studies and prevailing economic conditions in the future.
     Resources are stated as additional to the reserves reported earlier.

		Measured resources		Indicated resources		Inferred resources		Total resources 2005 compared with 2004
	Likely	at end 2005		at end 2005		at end 2005						Rio Tinto
	mining											interest
	method	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade		Tonnage		Grade	%

	(a)							2005	2004	2005	2004

		millions		millions		millions		millions	millions
BAUXITE		of tonnes	% Al2O3	of tonnes	% Al2O3	of tonnes	% Al2O3	of tonnes	of tonnes	% Al2O3	% Al2O3
Weipa (Australia)	O/P	28	50.4	2,086	51.0			2,114	2,135	51.0	50.9	100.0

		millions		millions		millions		millions	millions
BORATES		of tonnes		of tonnes		of tonnes		of tonnes	of tonnes
Boron (US) (c)	U/G	3.7						3.7	–			100.0

		Coal type		Coal resources at end 2005
		(b)
				Measured	Indicated	Inferred

				millions	millions	millions		millions	millions
COAL				of tonnes	of tonnes	of tonnes		of tonnes	of tonnes
Gokwe North (Zimbabwe) (d)	O/C	SC						–	1,360			50.0

Kennecott Energy (US)
Colowyo	O/C+U/G	SC		121	54	30		205	201			100.0
Decker	O/C	SC		66				66	68			50.0

Rio Tinto Coal Australia (Australia)
Bengalla	O/C+U/G	SC		78	110			188	188			30.3
Blair Athol	O/C	SC		2				2	3			71.2
Clermont	O/C	SC		11		4		15	15			50.1
Hail Creek	O/C	MC		4	101	118		224	224			82.0
Hunter Valley Operations (e)	O/C	SC+MC		119	542	731		1,392	1,898			75.7
Kestrel West	U/G	SC			165			165	165			80.0
Lake Elphinstone	O/C	MC			61	17		78	78			82.0
Maules Creek	O/C+U/G	SC+MC		160	520			680	680			75.7
Mount Pleasant	O/C+U/G	SC+MC		200	218	281		699	699			75.7
Mount Thorley Operations	U/G	SC+MC		30	68	17		115	115			60.6
Oaklands	O/C	SC		480	800			1,280	1,280			75.7
SW Yarraman (f)	O/C	SC		54	51	6		111	56			100.0
Tarong–Kunioon	O/C	SC		214	213	40		467	467			100.0
Tarong–Meandu	O/C	SC		245	64	18		327	327			100.0
Valeria	O/C	SC		200	240			440	440			71.2
Vickery	O/C+U/G	SC+MC		100	200			300	300			75.7
Warkworth	O/C+U/G	SC+MC		60	352	16		427	420			42.1
Winchester South	O/C	SC		90	7			97	90			75.0

		Measured resources		Indicated resources		Inferred resources
		at end 2005		at end 2005		at end 2005

		millions	grade	millions	grade	millions	grade	millions	millions
COPPER		of tonnes	%Cu	of tonnes	%Cu	of tonnes	%Cu	of tonnes	of tonnes	%Cu	%Cu
Bingham Canyon (US)	O/P+U/G	42	0.6	872	0.6	46	2.3	960	960	0.7	0.7	100.0
Escondida (Chile)
– sulphide	O/P	16	0.8	79	0.8	616	0.9	710	714	0.9	0.9	30.0
– sulphide leach	O/P	96	0.4	688	0.5	3,068	0.5	3,852	3,851	0.5	0.5	30.0
– oxide	O/P	2.7	0.4	17	0.3	26	0.4	45	48	0.4	0.4	30.0
Escondida Norte (Chile)
– sulphide	O/P	5.4	1.7	17	0.9	185	0.9	208	192	1.0	0.9	30.0
– sulphide leach	O/P	1.2	0.4	149	0.4	1,177	0.5	1,326	1,321	0.5	0.5	30.0
– oxide	O/P			5.3	0.5	35	0.6	40	39	0.6	0.6	30.0
Grasberg (Indonesia)	O/P+U/G	412	0.5	1,728	0.5	385	0.4	2,525	2,453	0.5	0.5	(g)
Northparkes (Australia) (h)
– open pit	O/P	1.8	0.6					1.8	1.8	0.6	0.6	80.0
– underground	U/G	6.8	0.8	2.0	0.8			8.7	40	0.8	0.9	80.0
Palabora (South Africa) (i)
– oxide stockpile		4.2	0.6					4.2	4.2	0.6	0.6	47.2
– mixed stockpile		0.4	0.5					0.4	0.4	0.5	0.5	47.2
– sulphide stockpile		12	0.1					12.0	12.0	0.1	0.1	47.2

See notes on page 24

22	Rio Tinto 2005 Annual report and financial statements

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MINERAL RESOURCES	2005

		Measured resources		Indicated resources		Inferred resources		Total resources 2005 compared with 2004				Rio Tinto
	Likely	at end 2005		at end 2005		at end 2005						interest
	mining											%
	method	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade		Tonnage		Grade

	(a)							2005	2004	2005	2004

		millions	carats	millions	carats	millions	carats	millions	millions	carats	carats
DIAMONDS		of tonnes	per tonne	of tonnes	per tonne	of tonnes	per tonne	of tonnes	of tonnes	per tonne	per tonne
Argyle (Australia) (j)
AK1 pipe	U/G	43	2.7	31	3.0	10	1.8	83	160	2.7	2.7	100.0
Alluvials	O/P	11	0.2	8	0.2	9.0	0.2	28	28	0.2	0.2	100.0
Diavik (Canada)	O/P+U/G					7.8	3.0	7.8	7.6	3.0	3.1	60.0
Murowa (Zimbabwe)	O/P			3.1	0.2	15	0.3	18	18	0.3	0.3	77.8

		millions	grammes	millions	grammes	millions	grammes	millions	millions	grammes	grammes
GOLD		of tonnes	per tonne	of tonnes	per tonne	of tonnes	per tonne	of tonnes	of tonnes	per tonne	per tonne
Bingham Canyon (US)	O/P+U/G	42	0.3	872	0.2	46	1.1	960	960	0.3	0.3	100.0
Cortez/Pipeline (US) (k)	O/P+U/G	11	1.4	93	1.5	33	2.0	137	296	1.6	1.1	40.0
Grasberg (Indonesia)	O/P+U/G	412	0.4	1,728	0.4	385	0.3	2,525	2,453	0.4	0.4	(g)
Greens Creek (US)	U/G					4.6	3.5	4.6	4.7	3.5	3.6	70.3
Lihir (PNG) (l)	O/P							–	234	–	2.5	–
Northparkes (Australia) (h)
– open pit	O/P	1.8	0.6					1.8	1.8	0.6	0.6	80.0
– underground	U/G	6.8	0.3	2.0	0.2			8.7	40	0.3	0.3	80.0
Wabu (Indonesia)	O/P					43	2.6	43	43	2.6	2.6	(g)

		millions		millions		millions		millions	millions
IRON ORE		of tonnes	%Fe	of tonnes	%Fe	of tonnes	%Fe	of tonnes	of tonnes	%Fe	%Fe
Channar (Australia)	O/P	35	62.1	10	61.7			45	50	62.0	62.1	60.0
Corumbá (Brazil)	O/P	17	61.9	43	62.6	369	62.8	429	429	62.7	62.7	100.0
Eastern Range (Australia)	O/P	35	61.8	10	62.0	15	62.0	60	60	61.9	61.8	54.0
Hamersley (Australia)
– Brockman 2 (m)	O/P	5	63.1			5	62.5	10	25	62.8	62.9	100.0
– Brockman 4 (m)	O/P			55	61.9			55	–	61.9	–	100.0
– Marandoo (n)	O/P	75	61.9	75	62.4	355	62.5	505	360	62.4	62.6	100.0
– Mt Tom Price high grade	O/P	35	62.9	70	64.2	10	64.5	115	115	63.8	63.8	100.0
– Mt Tom Price low grade	O/P	30	56.8	25	55.5	5	54.5	60	60	56.1	56.1	100.0
– Mt Tom Price Marra Mamba	O/P			35	61.6	15	61.1	50	43	61.4	60.9	100.0
– Nammuldi Detrital	O/P	10	59.6	95	61.2			105	105	61.1	61.0	100.0
– Nammuldi Marra Mamba	O/P	45	63.2	190	62.3			235	230	62.5	62.6	100.0
– Paraburdoo	O/P	30	63.2	15	63.1	75	63.8	120	120	63.6	63.6	100.0
– Yandicoogina (o)	O/P	185	58.0	375	58.0	65	57.9	625	930	58.0	58.2	100.0
Undeveloped resources (p)
– Brockman ore	O/P	42	62.6	1,496	62.6	2,235	62.5	3,773	4,615	62.5	62.5
– Marra Mamba ore	O/P			575	62.6	1,330	62.4	1,905	1,940	62.5	62.4
– Channel Iron deposits (q)	O/P					875	57.2	875	405	57.2	56.5
– Detrital deposits	O/P			120	61.8	35	61.6	155	155	61.8	61.8
Iron Ore Company of Canada (Canada)	O/P	385	65.0	492	65.0	556	65.0	1,433	1,433	65.0	65.0	58.7
Robe River (Australia)
– Pisolite developed resources (r)	O/P	55	56.1					55	–	56.1	–	53.0
– Pisolite undeveloped resources	O/P	133	57.2	1,132	58.5	468	57.7	1,733	1,920	58.2	59.4	53.0
– Marra Mamba developed resources (s)	O/P	9	62.8	44	61.9	3	62.1	57	5	62.1	61.0	53.0
– Marra Mamba undeveloped resources	O/P			363	62.4	110	60.0	473	505	61.8	61.7	53.0

		millions		millions		millions		millions	millions
LEAD		of tonnes	%Pb	of tonnes	%Pb	of tonnes	%Pb	of tonnes	of tonnes	%Pb	%Pb
Greens Creek (US)	U/G					4.6	2.5	4.6	4.7	2.5	2.7	70.3

		millions		millions		millions		millions	millions
MOLYBDENUM		of tonnes	%Mo	of tonnes	%Mo	of tonnes	%Mo	of tonnes	of tonnes	%Mo	%Mo
Bingham Canyon (US)	O/P+U/G	42	0.03	872	0.03	46	0.01	960	960	0.03	0.03	100.0

		millions	grammes	millions	grammes	millions	grammes	millions	millions	grammes	grammes
SILVER		of tonnes	per tonne	of tonnes	per tonne	of tonnes	per tonne	of tonnes	of tonnes	per tonne	per tonne
Bingham Canyon (US)	O/P + U/G	42	3.0	872	2.5	46	14.0	960	960	3.1	3.1	100.0
Grasberg (Indonesia)	O/P + U/G	412	2.4	1,728	2.5	385	1.3	2,525	2,453	2.3	2.4	(g)
Greens Creek (US)	U/G					4.6	347	4.6	4.7	347	359	70.3
Wabu (Indonesia)	O/P					43	2.5	43	43	2.5	2.5	(g)

		millions		millions		millions		millions	millions
TALC		of tonnes		of tonnes		of tonnes		of tonnes	of tonnes
Luzenac Group (t)	O/P+U/G	7.3		18		48		73	90			100.0
(Europe/N America/Australia)

See notes on page 24.

Rio Tinto 2005 Annual report and financial statements	23

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2005	MINERAL RESOURCES

Mineral resources continued

	Likely	Measured resources		Indicated resources		Inferred resources		Total resources 2005 compared with 2004				Rio Tinto
	mining	at end 2005		at end 2005		at end 2005						interest

	method	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade		Tonnage		Grade	%
	(a)							2005	2004	2005	2004

		millions		millions		millions		millions	millions
TITANIUM DIOXIDE FEEDSTOCK (u)		of tonnes		of tonnes		of tonnes		of tonnes	of tonnes
QIT (Canada)	O/P	4.0						4.0	4.1			100.0
QMM (Madagascar)	D/O	0.3		36.7		1.8		38.8	–			80.0
RBM (South Africa)	D/O	0.6		1.0				1.6	0.8			50.0

		millions		millions		millions		millions	millions
URANIUM		of tonnes	%U3O8	of tonnes	%U3O8	of tonnes	%U3O8	of tonnes	of tonnes	%U3O8	%U3O8
Energy Resources of Australia (Australia) (v)
– Jabiluka	U/G	1.8	0.41	3.6	0.39	15.7	0.48	21.1	17.3	0.46	0.54	68.4
– Ranger #3	O/P	1.4	0.15	12.5	0.14	16.1	0.14	30.1	14.9	0.14	0.19	68.4
Rössing (Namibia) (w)	O/P	10.4	0.05	262.1	0.03	186.6	0.03	459	562	0.03	0.03	68.6

		millions		millions		millions		millions	millions
ZINC		of tonnes	%Zn	of tonnes	%Zn	of tonnes	%Zn	of tonnes	of tonnes	%Zn	%Zn
Greens Creek (US)	U/G					4.6	6.8	4.6	4.7	6.8	6.6	70.3

Notes
> >
(a)	Likely mining method: O/P = open pit; O/C = open cut; U/G = underground; D/O = dredging operation.
(b)	Coal type: SC = steam/thermal coal, MC = metallurgical/coking coal.
(c)	Declared resources at Boron include potential underground mining extensions reclassified from reserves pending further technical and economic review.
(d)	Resources at Gokwe have been downgraded to inventory coal pending a full review of development options.
(e)	Hunter Valley Operations resources have been reclassified and reduced following review of updated economic criteria and the application of revised mining exclusion limits under river floodplains.
(f)	SW Yarraman resources have increased due to the transfer of material from undeveloped reserves.
(g)	Under the terms of a joint venture agreement between Rio Tinto and FCX, Rio Tinto is entitled to a direct 40 per cent share in resources discovered after 31 December 1994.
(h)	Open pit mining at Northparkes was completed in 2005. Underground resources have decreased as material was upgraded to reserves following updated technical and economic studies.
(i)	During the second half of 2005, the conversion of debentures into ordinary shares resulted in a dilution of Rio Tinto’s shareholding in Palabora from 49.2 per cent to 47.2 per cent.
(j)	The decrease in resources at Argyle reflects the upgrading of material to reserves within the underground block cave and open pit North Bowl cutback developments.
(k)	Pipeline/South Pipeline resources were reduced following review of ore grades and metallurgical recovery options. Cortez NW Deep together with portions of Hilltop were removed from resources. Portions of the GAP and Crossroads resources were reclassified as reserves. Cortez Hills/Pediment resources increased due to a reclassification from open pit reserves to underground resources.
(l)	Rio Tinto completed the sale of its 14 per cent interest in Lihir on 30 November 2005.
(m)	Resources at Brockman 2 have decreased as material was upgraded to reserves. Brockman 4 is declared for the first time following completion of a pre-feasibility study.

(n)	Resources at Marandoo increased with additional drilling enlarging the resource area.
(o)	The transfer of resources to reserves at Yandicoogina reflects further drilling and improved reserve definition.
(p)	Resources in this category consist of 34 separate deposits, 19 of which are wholly owned by Hamersley Iron. During 2005, Rio Tinto entered into an agreement to purchase a 50 per cent interest in the Hope Downs iron ore project. The purchase is subject to various regulatory approvals and the acquisition process is proceeding; as such, resources for Hope Downs are not reported in the above table. In accordance with the requirements of the JORC code, the previously included Shovelanna resource held by the Rhodes Ridge Joint Venture (RRJV) has been removed pending resolution of a dispute over tenure. The resource is the subject of exploration licence applications by an external party and subsequent mining lease applications by the RRJV. The RRJV has, under the Western Australian Mining Act, requested the Minister for State Development to terminate or refuse the earlier exploration licence applications. As at 10 February 2006, the Minister had not made a decision.
(q)	Significant amounts of drilling have increased the Channel Iron deposit resources, including the development of a new resource.
(r)	Developed pisolite resources at Robe River have increased following an infill drilling programme and geological modelling.
(s)	Developed Marra Mamba resources at Robe River have increased following an infill drilling programme and the application of revised economic parameters.
(t)	Inferred resources were reduced following review of economic parameters.
(u)	Resources for the titanium dioxide operations are presented separately for the first time including those for QMM following successful completion of technical and economic studies.
(v)	The increased resources at Ranger #3 reflect the inclusion of lower grade mineral resources and stockpiles on the basis of updated economic studies. The changes to resources at Jabiluka result from re-estimation following the development of a revised mine plan.
(w)	Resources decreased as a successful expansion study at Rössing converted resources to reserves.

24	Rio Tinto 2005 Annual report and financial statements

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GROUP OPERATIONS	2005

Group operations (wholly owned unless otherwise shown)

Rio Tinto 2005 Annual report and financial statements	25

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2005	INFORMATION ON GROUP MINES

Information on Group mines (Rio Tinto’s interest 100 per cent unless otherwise shown)

Mine	Location	Access	Title/lease

ALUMINIUM

Comalco	Weipa, Queensland, Australia	Road, air, and port	Queensland Government lease expires
in 2041 with option of 21 year
extension, then two years’ notice of
termination

COPPER

Escondida (30%)	Atacama Desert, Chile	Pipeline and road to deep sea	Rights conferred by Government under
		port at Coloso	Chilean Mining Code

Grasberg joint venture (40%)	Papua, Indonesia	Pipeline, road and port	Indonesian Government Contracts of
Work expire in 2021 with option of two
ten year extensions

Kennecott Minerals	Nevada, US	Road	Patented and unpatented mining claims
Cortez/Pipeline (40%)

Kennecott Minerals	Alaska, US	Port	Patented and unpatented mining claims
Greens Creek (70%)

Kennecott Utah Copper	Near Salt Lake City, Utah, US	Pipeline, road and rail	Owned
Bingham Canyon

Northparkes (80%)	Goonumbla, New South Wales,	Road and rail	State Government mining lease issued
	Australia		in 1991 for 21 years

Palabora (47%)	Phalaborwa, Northern Province,	Rail and road	Lease from South African Government
	South Africa		valid until deposits exhausted. Base
metal claims owned by Palabora

DIAMONDS

Argyle Diamonds	Kimberley Ranges,	Road and air	Mining tenement held under Diamond
	Western Australia		(Argyle Diamond Mines Joint Venture)
Agreement Act 1981-83; lease
extended for 21 years from 2004

Diavik (60%)	Northwest Territories, Canada	Air, ice road in winter	Mining leases from Canadian federal
government

Murowa (78%)	Zvishavane, Zimbabwe	Road and air	Claims and mining leases

ENERGY

Energy Resources of	Northern Territory, Australia	Road	Leases granted by State
Australia (68%)
Ranger

Kennecott Energy	Wyoming, Montana and	Rail and road	Leases from US and State
Antelope	Colorado, US		Governments and private parties, with
Colowyo (20%)			minimum coal production levels, and
Cordero Rojo			adherence to permit requirements and
Decker (50%)			statutes
Jacobs Ranch
Spring Creek

Rio Tinto Coal Australia	New South Wales and	Road, rail, conveyor and port	Leases granted by State
Bengalla (30%)	Queensland, Australia
Blair Athol (71%)
Hail Creek (82%)
Hunter Valley Operations (76%)
Kestrel (80%)
Mount Thorley Operations (61%)
Tarong Coal
Warkworth (42%)

26	Rio Tinto 2005 Annual report and financial statements

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INFORMATION ON GROUP MINES	2005

History	Type of mine	Power source

Bauxite mining commenced in 1961; Major upgrade completed in	Open cut	On site generation; new power
1998 to incorporate Alcan’s adjacent Ely reserve in overall mining		station under construction
plan; Rio Tinto interest increased from 72.4% to 100% in 2000;
In 2004 a mine expansion was completed that will lift annual capacity to 16.5 million tonnes in coming years

Production started in 1990 and expanded in phases to 2002 when	Open pit	Supplied from SING grid under two
new concentrator was completed; sulphide leach project approved		contracts with Norgener to 2008
2004 and Norte project started production 2005		and Nopel (Gas Atacama) to 2009

Joint venture interest acquired 1995; capacity expanded to over	Open pit and underground	Long term contract with
200,000 tonnes of ore per day in 1998 with addition of underground		US-Indonesian consortium operated,
production of more than 35,000 tonnes per day in 2003		purpose built, coal fired generating
station

Gold production started at Cortez in 1969, Pipeline in 1997	Open pit	Public utility
Cortez Hills approved 2005.

Redeveloped in 1997	Underground/drift and fill	On site diesel generators

Interest acquired in 1989; modernisation includes smelter complex	Open pit	On site generation supplemented by
and expanded tailings dam		long term contracts with Utah Power
and Light

Interest acquired in 2000; production started in 1995	Open pit and underground	Supplied from State grid

Development of 20 year underground mine commenced 1996 with	Underground	Supplied by ESCOM via grid
open pit closure in 2003		network

Interest increased from 59.7% following purchase of Ashton Mining in	Open pit	Long term contract with Ord Hydro
2000. Underground mine project approved in 2005 to extend mine life		Consortium and on site generation
to 2018		back up

Deposits discovered 1994-1995; construction approved 2000;	Open pit to underground in	On site diesel generators; installed
diamond production started 2003. Second dike closed off in 2005 for	future	capacity 27MW
mining of additional orebody

Discovered 1997; small scale production started 2004	Open pit	Supplied by ZESA

Mining commenced 1981; interest acquired through North in 2000;	Open pit	On site diesel/steam power generation
life of mine extension to 2014 accounced in 2005

Antelope, Spring Creek, Decker and Cordero acquired in 1993,	Open cut	Supplied by IPPs and Cooperatives
Colowyo in 1995, Caballo Rojo in 1997, Jacobs Ranch in 1998 and		through national grid service
West Antelope in 2004

Lemington acquired late 2000 and integrated with Hunter Valley	Open cut and underground	State owned grid
Operations. Peabody Australian interests acquired in 2001.	(Kestrel)
Production started for export at Blair Athol and adjacent power station at Tarong in 1984. Kestrel acquired and recommissioned 1999. Hail
Creek started 2003.

Rio Tinto 2005 Annual report and financial statements	27

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2005	INFORMATION ON GROUP MINES

Information on Group mines continued

Mine	Location	Access	Title/lease

ENERGY CONTINUED

Rössing Uranium (69%)	Namib Desert, Namibia	Rail, road and port	Federal lease

INDUSTRIAL MINERALS

Boron	California, US	Road, rail and port	Owned

Dampier Salt (65%)	Dampier, Lake MacLeod and	Road and port	Mining leases expiring in 2013 at
	Port Hedland, Western Australia		Dampier, 2018 at Port Hedland and
2021 at Lake MacLeod with options to
renew in each case

Luzenac	Trimouns, France (other smaller	Road and rail	Owner of ground (orebody) and long
	operations in Australia, Europe		term lease agreement to 2012
and North America)

QIT-Fer et Titane	Saguenay County, Quebec,	Rail and port (St Lawrence River)	Mining covered by two Concessions
	Canada		granted by State in 1949 and 1951
which, subject to certain Mining Act
restrictions, confer rights and
obligations of an owner

Richards Bay Minerals (50%)	Richards Bay, KwaZulu-Natal,	Rail, road and port	Long term renewable leases; State
	South Africa		lease for Reserve 4 initially runs to end
2022; Ingonyama Trust lease for
Reserve 10 runs to 2010

IRON ORE

Hamersley Iron	Hamersley Ranges,	Railway and port (owned by	Agreements for life of mine with
Brockman	Western Australia	Hamersley Iron and operated	Government of Western Australia
Marandoo		by Pilbara Iron)
Mount Tom Price
Paraburdoo
Yandicoogina
Channar (60%)
Eastern Range (54%)

Iron Ore Company of Canada	Labrador City, Province of	Railway and port facilities in	Sublease with the Labrador Iron Ore
(59%)	Labrador and Newfoundland	Sept-Iles, Quebec (owned and	Royalty Income Fund which has lease
		operated by IOC)	agreements with the Government of
Newfoundland and Labrador that are
due to be renewed in 2020 and 2022

Rio Tinto Brasil	Matto Grosso do Sul, Brazil	Road, air and river	Government licence for undetermined
Corumbá			period

Robe River Iron Associates	Pilbara region, Western Australia	Railway and port (owned by Robe	Agreements for life of mine with
(53%)		River and operated by Pilbara Iron)	Government of Western Australia
Mesa J
West Angelas

28	Rio Tinto 2005 Annual report and financial statements

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INFORMATION ON GROUP MINES	2005

History	Type of mine	Power source

Production began in 1978. Life of mine extension to 2016 approved in 2005	Open pit	Namibian National Power

Deposit discovered in 1925, acquired by Rio Tinto in 1967	Open pit	On site co-generation units

Construction of the Dampier field started in 1969; first shipment in 1972. Lake MacLeod was acquired in 1978 as an operating field	Solar evaporation of seawater (Dampier and Port Hedland) and underground brine (Lake MacLeod); dredging of gypsum from surface of Lake MacLeod	Dampier supply from Hamersley Iron Power; Lake MacLeod from Western Power and on site generation units; Port Hedland from Western Power

Production started in 1885; acquired in 1988. (Australian mine acquired in 2001)	Open pit	Supplied by EdF and on site generation units

Production started 1950; interest acquired in 1989	Open pit	Long term contract with Quebec
Hydro

Production started 1977; interest acquired 1989; fifth dredge commissioned 2000	Beach sand dredging	Contract with ESCOM

Annual capacity increased to 68 million tonnes during 1990s; Yandicoogina first ore shipped in 1999 and port capacity increased; Eastern Range first shipped ore 2004	Open pits	Supplied through the integrated Hamersley and Robe power network operated by Pilbara Iron

Current operation began in 1962 and has processed over one billion tonnes of crude ore since; annual capacity now 17.5 million tonnes of concentrate of which 13.5 million tonnes can be pelletised Interest acquired in 2000 through North	Open pit	Supplied by Newfoundland Hydro under long term contract

Iron ore production started 1978; interest acquired in 1991	Open pit	Supplied by ENERSUL

First shipment in 1972; annual sales reached 30 million tonnes in late 1990s; interest acquired in 2000 through North; West Angelas first ore shipped in 2002 and mine expanded in 2005	Open pit	Supplied through the integrated Hamersley and Robe power network operated by Pilbara Iron

Rio Tinto 2005 Annual report and financial statements	29

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2005	INFORMATION ON GROUP SMELTERS, REFINERIES AND PROCESSING PLANTS

Information on Group smelters, refineries and processing plants (Rio Tinto interest 100% unless otherwise shown)

Smelter, refinery or plant	Location	Title/lease	Plant type/product

ALUMINIUM GROUP

Anglesey Aluminium (51%)	Holyhead, Anglesey, Wales	100% Freehold	Aluminium smelter producing aluminium
billet, block, sow

Bell Bay	Bell Bay, Northern Tasmania,	100% Freehold	Aluminium smelter producing
	Australia		aluminium ingot, block, t-bar

Boyne Smelters (59%)	Boyne Island, Queensland,	100% Freehold	Aluminium smelter producing
	Australia		aluminium ingot, billet, t-bar

Comalco Alumina Refinery	Gladstone, Queensland, Australia	97% Freehold 3% Leasehold (expiring in 2101and after)	Refinery producing alumina

Eurallumina (56%)	Portoscuso, Sardinia, Italy	39% Freehold	Refinery producing alumina
61% Leasehold

Gladstone Power Station (42%)	Gladstone, Queensland, Australia	100% Freehold	Thermal power station

New Zealand Aluminium	Tiwai Point, Southland,	19.6% Freehold	Aluminium smelter producing aluminium ingot, billet, t-bar
Smelters (NZAS) (79%)	New Zealand	80.4% Leasehold (expiring in 2029 and use of certain Crown land)

Queensland Alumina (39%)	Gladstone, Queensland, Australia	73.3% Freehold 26.7% Leasehold (of which more than 80% expires in 2026 and after)	Refinery producing alumina

COPPER GROUP

Kennecott Utah Copper	Magna, Salt Lake City, Utah, US	100% Freehold	Flash smelting furnace/Flash convertor furnace copper refinery

Palabora (47%)	Phalaborwa, South Africa	100% Freehold	Reverberatory Pierce Smith copper refinery

INDUSTRIAL MINERALS

Boron	California, US	100% Freehold	Borates refinery

QIT-Fer et Titane Sorel Plant	Sorel-Tracy, Quebec, Canada Richards Bay, South Africa	100% Freehold	Ilmenite smelter
Richards Bay Minerals (50%)		100% Freehold	Ilmenite smelter

IRON ORE GROUP

Hlsmelt® (60%)	Kwinana, Western Australia	100% Leasehold (expiring in 2010 with rights of renewal for two further 25 year terms)	Hlsmelt® ironmaking plant producing pig iron

IOC Pellet Plant (59%)	Labrador City, Newfoundland, Canada	100% Leaseholds (expiring in 2020, 2022 and 2025 with rights of renewal for further terms of30 years)	Pellet induration furnaces producing multiple iron ore pellet types

30	Rio Tinto 2005 Annual report and financial statements

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INFORMATION ON GROUP SMELTERS, REFINERIES AND PROCESSING PLANTS	2005

Capacity

145,000 tonnes per year aluminium

174,000 tonnes per year aluminium

545,000 tonnes per year aluminium

1,400,000 tonnes per year alumina

1,070,000 tonnes per year alumina

1,680 megawatts

352,000 tonnes per year aluminium

3,953,000 tonnes per year alumina

335,000 tonnes per year refined copper

130,000 tonnes per year refined copper

584,000 tonnes per year boric oxide

1,100,000 tonnes per year titanium dioxide slag,
900,000 tonnes per year iron

1,060,000 tonnes per year titanium dioxide slag

800,000 tonnes per year pig iron

13,500,000 tonnes per year pellet

Rio Tinto 2005 Annual report and financial statements	31

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2005	FINANCIAL REVIEW

Financial review

Financial risk management
The Group’s policies with regard to risk management are clearly defined and consistently applied. They are a fundamental tenet of the Group’s long term strategy.
     The Group’s business is mining and not trading. The Group only sells commodities it has produced. In the long term, natural hedges operate in a number of ways to help protect and stabilise earnings and cash flow, obviating the need to use derivatives or other forms of synthetic hedging for this purpose. Such hedging is therefore undertaken to a strictly limited degree, as described below.
     The Group has a diverse portfolio of commodities and markets, which have varying responses to the economic cycle.
     The relationship between commodity prices and the currencies of most of the countries in which the Group operates provides further natural protection in the long term. In addition, the Group’s policy of borrowing at floating US dollar interest rates helps to counteract the effect of economic and commodity price cycles.
     The Group’s Financial statements and disclosures show the full extent of its financial commitments including debt. The Group’s share of the net debt of jointly controlled entities and associates is also disclosed.
     The risk factors to which the Group is subject that are thought to be of particular importance are summarised on page 7.
     The effectiveness of internal control procedures continues to be a high priority in the Rio Tinto Group. A statement on this is included in Corporate governance on page 80.
     The Group’s policies with regard to currencies, commodities, interest rates and treasury management are discussed below.

Underlying earnings
Rio Tinto presents “Underlying earnings” as an additional measure of earnings to provide greater understanding of the underlying business performance of its operations. Underlying earnings and net earnings both represent amounts attributable to Rio Tinto shareholders. Items (a) to (f) below are excluded from net earnings in arriving at underlying earnings.
(a)	Gains and losses relating to the disposal of interests in businesses (including investments) and undeveloped properties.
(b)	Charges and credits relating to impairment of non-current assets, excluding those related to current year exploration expenditure.
(c)	Exchange gains and losses on US dollar net debt and intragroup balances.
(d)	Valuation changes on currency and interest rate derivatives which are ineligible for hedge accounting, other than those embedded in commercial contracts.
(e)	The currency revaluation of embedded US dollar derivatives contained in contracts held by entities whose functional currency is not the US dollar.
(f)	Other credits and charges that individually, or in aggregate if of a similar type, are of a nature or size to require exclusion in order to provide additional insight into underlying business performance.

Earnings contributions from Group businesses and business segments reflect underlying earnings. Underlying earnings is reconciled with net earnings on page 106.

Group operating results 2005 compared with 2004
IFRS requires that the profit for the period reported in the income statement should also include earnings attributable to outside shareholders in subsidiaries. Both net earnings and underlying earnings, which are also discussed in this report, deal with amounts attributable to equity shareholders of Rio Tinto as shown below.

		US$m	US$m
		2005	2004

Profit for the period		5,498	3,244
–	attributable to outside equity shareholders	283	(53)
–	attributable to equity shareholders of Rio Tinto
	(net earnings)	5,215	3,297

Amounts attributable to outside equity shareholders increased because of improved results at Robe, Iron Ore Company of Canada, Coal & Allied, Rio Tinto Iron & Titanium and Palabora. In addition, in 2004 outside equity shareholders interests reflected a US$129 million charge for impairments.
     Net earnings of US$5,215 million in 2005 were US$1,918 million above 2004. Underlying earnings of US$4,955 million were US$2,683 million above 2004. The principal factors explaining the changes in net earnings are shown in the table below.

US$m

2004 Net earnings	3,297
Exclusions in arriving at Underlying earnings	(1,025)

2004 Underlying earnings	2,272
Effect of changes in:
Prices	2,374
Exchange rates	(123)
Inflation	(141)
Volumes	1,140
Costs	(598)
Other	31

2005 Underlying earnings	4,955
Add: Exclusions in arriving at Underlying earnings	260

2005 Net earnings	5,215

The effect of price movements on all major commodities was to increase earnings by US$2,374 million. Prices for the major products remained strong throughout the year and were appreciably higher than those experienced in 2004: average copper prices were 28 per cent higher whilst average aluminium prices were ten per cent higher. The strength of the global iron ore market was reflected in the 71.5 per cent increase in the benchmark price, mainly effective from 1 April 2005. The seaborne thermal and coking coal markets were also strong.
Molybdenum prices, which have generally been below US$ five per pound over the last decade, averaged over US$30 per pound during 2005, although they did soften towards the end of the year. How long the current strong price environment remains depends on how rapidly the industry is able to respond to the strong demand for most products. The response will change significantly from product to product.
     The US dollar was generally weaker than in 2004 relative to the currencies in which the Group incurs the majority of its costs. The average levels of the Australian and Canadian dollars strengthened against the US dollar by four per cent and eight per cent, respectively. The effect of this, together with other currency movements, was to reduce underlying earnings relative to 2004 by US$123 million.
     Over 40 per cent of the underlying earnings increase year on year came from higher sales volumes, resulting in a favourable variance of US$1,140 million compared with 2004. The West Angelas and Yandicoogina (to 36 million tonnes per annum) mine expansions were completed in 2005 whilst strong operational performance led to major production gains at many operations including Iron Ore Company of Canada and Argyle Diamonds. The improvement over 2004 also reflected the following adverse influences on that earlier year: the Grasberg slippage, the ten week strike at Iron Ore Company of Canada and the effects of hurricane Monty at Hamersley and Robe. To take advantage of the strong market for molybdenum, the mine sequencing at Kennecott Utah Copper was optimised to maximise molybdenum production. This, together with modifications to the molybdenum circuit at the concentrator, boosted production volumes by 130 per cent.
     Excluding the effects of inflation, higher costs reduced earnings by US$598 million. Of this, US$130 million was due to higher energy costs and US$46 million was attributable to increased exploration expenditure from brownfield exploration and further evaluation work. More generally, costs were influenced by the strong price environment being enjoyed by the mining industry. This has led to rising mining input costs caused by supply constraints for skilled labour, steel, tyres, explosives, freight and other mining related goods and services. Costs at Kennecott Utah Copper were affected by a scheduled 17 day smelter maintenance

32	Rio Tinto 2005 Annual report and financial statements

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FINANCIAL REVIEW	2005

shutdown in the first half of 2005 whilst continued port congestion at Dalrymple Bay, Queensland, fed through to higher demurrage charges.
     Higher non cash costs reflected increased depreciation at Kennecott Utah Copper following the changes in the mine plan at the end of 2004. Increases in closure cost provisions resulted in higher depreciation charges on the amounts capitalised. One-off costs included restructuring costs of US$30 million relating to the formation of the Rio Tinto Minerals organisation.
     The effective tax rate on underlying earnings, including associates and jointly controlled entities, was 29.7 per cent compared with 28.7 per cent in 2004. The effective tax rate on net earnings, including associates and jointly controlled entities was 28.3 per cent compared with 21.4 per cent in 2004. The lower effective tax rate on net earnings in both years primarily reflects disposals that were not subject to tax.
     In total “Other items” improved by US$31 million. Within that total, the net after tax interest expense of US$44 million was US$25 million lower than in 2004 due to lower levels of net debt. Also within “Other” items, 2004 underlying earnings included contributions totalling US$88 million from the operations of businesses that were sold during that year. Earnings in 2005 benefited from an improvement in the net impact of insurance items, including lower claims on the captive insurers due to the absence of cyclone related damages experienced in 2004.
     Exclusions in arriving at underlying earnings were as follows:

	Full year	Full year
US$m	2005	2004

Net profit on the disposal of interests in
businesses (including investments)	311	1,175
Net impairment reversals/(charges)	4	(321)
Adjustment to environmental remediation provision	84	–
Exchange (losses)/gains on external net debt
and intragroup balances	(99)	159
(Losses)/gains on derivatives not qualifying as hedges	(40)	12

Total excluded in arriving at underlying earnings	260	1,025

In 2005 the net profit on the disposal of interests in businesses was US$311 million relating mainly to the sale of Rio Tinto’s interests in the Labrador Iron Ore Royalty Income Fund and in Lihir Gold. Disposals in 2004, principally the holding in Freeport-McMoRan Copper & Gold, resulted in gains of US$1,175 million.
     Net earnings in 2005 include a reduction of US$84 million in an environmental remediation provision at Kennecott Utah Copper, reversing part of an exceptional charge taken up in 2002 (which was excluded from adjusted earnings in that year). In addition, there was a small reversal of an impairment provision for the Madagascar project following the decision to proceed with the development, offset by a minor impairment of goodwill. Net earnings in 2004 included an impairment charge of US$160 million relating to the Colowyo coal operation and of US$161 million for the write down of Palabora’s copper assets.
     Exchange gains and losses on US dollar net debt and intragroup balances that are recorded in the US dollar income statement, together with gains and losses on currency and interest rate derivative contracts that do not qualify as hedges under IFRS, are excluded from underlying earnings. In 2005, these items represented a loss of US$139 million (2004: a gain of US$171 million).

Cash flow
Cash flow from operations, including dividends from jointly controlled entities and associates, was a record US$8,257 million, 85 per cent higher than in 2004.
     The increase was mainly due to increased profits. This was partly offset by an increased cash outflow on working capital in 2005 mainly reflecting higher receivables across all product groups due to higher metal prices and sales volumes.
     Cash flow of US$323 million from disposals of interests in businesses in 2005 primarily related to the sale of Lihir. In 2004,

disposals generated proceeds of over US$1.5 billion. The largest components of this were the sale of shares in FCX and the sale of Rio Tinto’s interest in the Morro do Ouro gold mine in Brazil.
     The Group’s investment in the growth of the business was sustained throughout the year. Purchase of property, plant and equipment and intangible assets of US$2,552 million included the major port and rail infrastructure expansion in Western Australia, payments for coal reserves purchased by Kennecott Energy, the expansion of Hail Creek coking coal and initial expenditure on the construction of a new dike at Diavik.
     During the year the Group repaid US$807 million of its gross outstanding debt and cash balances increased. Dividends paid in 2005 of US$1,141 million were US$235 million higher than dividends paid in 2004 following the 20 per cent increase in the dividend declared in respect of the previous year. A capital return programme was commenced under which an off market buy back of Rio Tinto Limited shares was carried out, and subsequently an on market buy back of Rio Tinto plc shares. Almost two thirds of the US$1.5 billion capital management programme announced on 3 February 2005 had been completed by the end of January 2006. This programme has now been replaced by a new buy back programme totalling US$2.5 billion to be completed by the end of 2007, subject to market conditions.

Balance sheet
The balance sheet strengthened considerably during the period. Net debt reduced by US$2,496 million to US$1,313 million. The ratio of net debt to total capital fell to eight per cent and interest cover strengthened to 59 times.
     In 2005, net assets increased by US$3,148 million. The profit for the year was US$4,074 million greater than dividends paid. The share buy back programme had reduced shareholders’ equity by US$877 million by the end of December 2005.
     The adoption of IAS 39 (“Financial Instruments: Recognition and Measurement”) resulted in an increase of US$109 million in net assets on 1 January 2005, less than one per cent of the total. This represents the net gain on marking to market of derivatives and investments available for sale.
     As detailed in Notes 20 and 23 to the Financial statements, US$1,190 million (31 per cent) of the Group’s borrowings at the end of 2005 will mature in 2006 and the net asset of US$54 million for related currency and interest rate swaps will also mature in that year.
     At the year end, medium and long term borrowings totalled US$2,783 million and there was a net asset of US$234 million for related currency and interest rate swaps. The amount issued under the Group’s corporate bond and medium term notes programmes was US$2.5 billion net of related swaps, of which US$872 million is repayable within one year.
     In addition to the above, the Group’s share of the third party net debt of jointly controlled entities and associates totalled US$536 million at 31 December 2005. This debt, which is set out in Note 16 to the Financial statements, is without recourse to the Rio Tinto Group.

Liquidity and capital resources
The unified credit status of the Group is maintained through cross guarantees whereby contractual obligations of Rio Tinto plc and Rio Tinto Limited are automatically guaranteed by the other. Rio Tinto plc and Rio Tinto Limited enjoy strong long and short term credit ratings from Moody’s and Standard and Poor’s. These ratings continue to provide financial flexibility and consistent access to debt via money or capital markets and enable very competitive terms to be obtained.
     The Group maintains backup liquidity for debt maturing within 12 months and its commercial paper programmes by way of bank standby credit facilities which totalled US$2.3 billion at 31 December 2005. These facilities, which were unused at the year end, can be drawn upon at any time on terms extending out to five years.

Rio Tinto 2005 Annual report and financial statements	33

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2005	FINANCIAL REVIEW

Financial review continued

     As at 31 December 2005, the Group had contractual cash obligations arising in the ordinary course of business as follows:

	Total	Less	Between	Between	After 5
		than 1	1 and 3	3 and 5	years
US$m		year	years	years

Contractual cash
obligations
Debt (a)	3,697	1,148	1,707	162	680
Operating leases	113	28	31	23	31
Unconditional purchase
obligations (b)	3,982	965	1,263	740	1,014
Deferred
Consideration (c)	179	97	54	28	–
Other (d)	1,322	1,159	130	33	–

Total	9,293	3,397	3,185	986	1,725

(a)	Debt obligations include bank borrowings repayable on demand and reflect the impact of related currency and interest rate swaps.
(b)	Unconditional purchase obligations relate to commitments to make payments in the future for fixed or minimum quantities of goods or services at fixed or minimum prices. The future payment commitments have not been discounted and mainly relate to commitments under ‘take or pay’ power and freight contracts. They exclude unconditional purchase obligations of jointly controlled entities apart from those relating to the Group’s tolling arrangements.
(c)	Deferred consideration relates to the purchase of coal reserves by Kennecott Energy.
(d)	Other relates primarily to capital commitments.

Information regarding the Group’s pension commitments and funding arrangements is provided in the Post-retirement benefits section of this Financial review and in Note 49 to the Consolidated Financial Statements.
     On the basis of the levels of obligations described above, the unused capacity under the Group’s commercial paper and European Medium Term Notes programmes, the Group’s anticipated ability to access debt and equity capital markets in the future and the level of anticipated free cash flow, there are reasonable grounds to believe that the Group has sufficient short and long term sources of funding available to meet its liquidity requirements.
     The Group’s committed bank standby facilities contain no financial undertakings relating to interest cover. The Group has no financial agreements that would be affected to any material extent by a reduction in the Group’s credit rating.
     The Group’s policy is to centralise debt and surplus cash balances whenever possible.

Off balance sheet arrangements
In the ordinary course of business, to manage the Group’s operations and financing, Rio Tinto enters into certain performance guarantees and commitments for capital and other expenditure.
     The aggregate amount of indemnities and other performance guarantees, on which no material loss is expected, including those related to joint ventures and associates, was US$513 million at 31 December 2005.
     Other commitments include contracted capital expenditure, operating leases and unconditional purchase obligations as set out in the table of contractual cash obligations, included in the liquidity and capital resources section above.

Exchange rates, reporting currencies and currency exposure
Rio Tinto’s shareholder’s equity, earnings and cash flows are influenced by a wide variety of currencies due to the geographic diversity of the Group’s sales and the countries in which it operates. The US dollar, however, is the currency in which the great majority of the Group’s sales are denominated. Operating costs are influenced by the currencies of those countries where the Group’s mines and processing plants are located and also by those currencies in which the costs of imported equipment and services are determined. The Australian and Canadian dollars are the most important currencies influencing costs, apart from the US dollar.

     In any particular year, currency fluctuations may have a significant impact on Rio Tinto’s financial results. A weakening of the US dollar against the currencies in which the Group’s costs are determined has an adverse effect on Rio Tinto’s underlying earnings.
     However, this would also result in exchange gains on debt denominated in US dollars which has a positive effect on Rio Tinto’s IFRS profit and net earnings. It would also result in exchange gains and losses on intragroup balances denominated in US dollars. Such gains (and losses) on US dollar debt and intragroup balances are excluded from underlying earnings.
     The following sensitivities give the estimated effect on underlying earnings assuming that each exchange rate moved in isolation. The relationship between currencies and commodity prices is a complex one and movements in exchange rates can cause movements in commodity prices and vice versa. Where the functional currency is that of a country for which production of commodities is an important feature of the economy, such as the Australian dollar, there is a certain degree of natural protection against cyclical fluctuations in the long term, in that the currency tends to be weak, reducing costs in US dollar terms, when commodity prices are low, and vice versa.
     The exchange rate sensitivities quoted below include the effect on operating costs of movements in exchange rates but exclude the effect of the revaluation of foreign currency working capital, US dollar debt and intragroup balances. They should therefore be used with care.

		2005
	Average	Effect of 10%
	exchange rate	change in full
	for 2005	year average
		+/- US$m

Australian dollar	76USc	242
Canadian dollar	83USc	58
Chilean peso	US$1 =561 pesos	7
Indonesian rupiah	US$1=9,708 rupiah	1
New Zealand dollar	71USc	6
South African rand	16USc	23
UK sterling	182USc	8
Other	n/a	6

The sensitivities in the 2005 column are based on 2005 prices, costs and volumes and assume that all other variables remain constant.
     Gains and losses on exchange arising from net monetary assets/(liabilities), other than US dollar net debt and intragroup balances, that are not denominated in the functional currency of the relevant business unit are recorded in the income statement and are included in underlying earnings. The table below reflects the amounts of assets less liabilities, net of tax and outside interests as at the end of 2005, which expose the Group to such exchange gains and losses. These balances will not remain constant throughout 2006, however, and therefore these numbers should be used with care.

	Currency of exposure		2005
US$m	US dollar	Other	Total

Functional currency of business unit:
Australian dollar	368	(1)	367
Canadian dollar	94	4	98
South African rand	21	5	26
Other currencies	71	–	71

Total	554	8	562

Given the dominant role of the US currency in the Group’s affairs, the US dollar is the currency in which financial results are presented both internally and externally. It is also the most appropriate currency for borrowing and holding surplus cash, although a portion of surplus cash may also be held in other currencies, most notably Australian dollars, in order to meet short term operational and capital commitments and dividend payments.
     The Group finances its operations primarily in US dollars, either

34	Rio Tinto 2005 Annual report and financial statements

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2005	FINANCIAL REVIEW

directly or using currency swaps, and a substantial part of the Group’s US dollar debt is located in subsidiaries having functional currencies other than the US dollar. Exchange differences on the net debt which hedges the net assets of entities with functional currencies other than the US dollar are dealt with through equity. All other exchange differences on net debt are dealt with in the income statement, but those related to US dollar net debt are excluded in arriving at underlying earnings. Similarly, exchange gains and losses which arise on balances between Group entities are taken to equity where that balance is denominated in the functional currency of one party to the loan and is, in substance, part of the Group’s net investment in a subsidiary. All other exchange differences on intragroup balances are dealt with in the income statement but are excluded from underlying earnings.
     The table below reflects the amounts of net debt and intragroup balances at the end of 2005, net of tax and outside interests, that expose the Group to such exchange gains and losses that would be recorded in the income statement. These balances will not remain constant during 2006, however, and these numbers should therefore be used with care.

	Net debt (a)		2005	Intragroup balances		2005
	Currency of exposure			Currency of exposure
US$m	US$	Other	Total	US$	Other	Total

Functional currency of business unit:
Australian dollar	(890)	3	(887)	(1,862)	224	(1,638)
Canadian dollar	(536)	1	(535)	(216)	–	(216)
South African rand	(62)	–	(62)	(131)	–	(131)
United States dollar	–	9	9	–	167	167
Other currencies	4	6	10	(88)	15	(73)

Total	(1,484)	19	(1,465)	(2,297)	406	(1,891)

(a)	The table shows amounts after taking account of the impact of currency swaps. Of the US$890 million of net debt in Australian functional currency companies, US$58 million has been swapped to US$. The underlying currencies are: five billion yen and 20 million Swiss Francs. Similarly, of the US$536 million of net debt in Canadian functional currency companies, US$366 million has been swapped to US$. The underlying currencies are: £165 million and 16 billion yen.

The Group does not generally believe that active currency hedging would provide long term benefits to shareholders. Currency protection measures may be deemed appropriate in specific commercial circumstances and are subject to strict limits laid down by the Rio Tinto board. As set out in note 35 to the Financial statements, as at 31 December 2005 there were derivative contracts to sell US$512 million in respect of future trading transactions. A significant part of the above hedge book was acquired with North Limited. North held a substantial hedge book on acquisition which has been retained but is not being renewed as maturities occur.
     The functional currency of most operations within the Rio Tinto Group is the local currency in the country of operation. Foreign currency gains or losses arising on translation of the net assets of these operations are taken to equity and, with effect from 1 January 2004, recorded in a currency translation reserve. The approximate translation effects on the Group’s net assets of ten per cent movements from the year end exchange rates are as follows:

		2005
		Effect of
	Closing	10% change in
	exchange rate	closing rate
	US cents	+/- US$m

Australian dollar	73	910
Canadian dollar	86	134
South African rand	16	(12)
UK sterling	173	11
Other	n/a	9

Interest rates
Rio Tinto’s interest rate management policy is generally to borrow and invest cash at floating rates. Short term US dollar rates are normally lower than long term rates, resulting in lower interest costs to the Group. Furthermore, cyclical movements of interest rates tend to compensate in the long term, to an extent, for those of commodity prices. In some circumstances, an element of fixed rate funding may be considered appropriate. At the end of 2005, US$0.7 billion of the Group’s debt was at fixed rates after taking into account interest rate swaps. Based on the Group’s net debt at 31 December 2005, and with other variables unchanged, the approximate effect on the Group’s net earnings of a one percentage point increase in US dollar LIBOR interest rates would be a reduction of US$4 million.

Commodity prices
The Group’s normal policy is to sell its products at prevailing market prices. Exceptions to this rule are subject to strict limits laid down by the Rio Tinto board and to rigid internal controls. Rio Tinto’s exposure to commodity prices is diversified by virtue of its broad commodity spread and the Group does not generally believe commodity price hedging would provide long term benefit to shareholders. The forward contracts to sell 509 million pounds of copper at a fixed rand price per pound were entered into as a condition of the refinancing of Palabora in 2005.
     Metals such as copper and aluminium are generally sold under contract, often long term, at prices determined by reference to prevailing market prices on terminal markets, such as the London Metal Exchange and COMEX in New York, usually at the time of delivery. Prices fluctuate widely in response to changing levels of supply and demand but, in the long run, prices are related to the marginal cost of supply. Gold is also priced in an active market in which prices respond to daily changes in quantities offered and sought. Newly mined gold is only one source of supply; investment and disinvestment can be important elements of supply and demand. Contract prices for many other natural resource products are generally agreed annually or for longer periods with customers, although volume commitments vary by product.
     Approximately 43 per cent of Rio Tinto’s 2005 net earnings from operating businesses came from products whose prices were terminal market related and the remainder came from products priced by direct negotiation.
     The approximate effect on the Group’s net earnings of a ten per cent change from the full year average market price in 2005 for the following metals would be:

	Average	Effect of 10%
	market price	change in full
	for 2005	year average
		+/- US$m

Copper	166c/lb	215
Aluminium	86c/lb	114
Gold	$444/oz	54
Molybdenum	$ 31/lb	40

The above sensitivities are based on 2005 volumes and give the estimated impact on net earnings of changes in prices assuming that all other variables remain constant. These should be used with care. As noted previously, the relationship between currencies and commodity prices is a complex one and changes in exchange rates can influence commodity prices and vice versa.

Treasury management and financial instruments
Treasury activities operate as a service to the business of the Rio Tinto Group and not as a profit centre. Strict limits on the size and type of transaction permitted are laid down by the Rio Tinto board and are subject to rigorous internal controls. Corporate funding and overall strategic management of Rio Tinto’s balance sheet is handled by the London based Group Treasury.
     Rio Tinto does not acquire or issue derivative financial instruments for trading or speculative purposes; nor does it believe that it has

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FINANCIAL DATA	2005

Financial review continued

exposure to such trading or speculative holdings through its investments in joint ventures and associates. Derivatives are used to separate funding and cash management decisions from currency exposure and interest rate management. The Group uses interest rate swaps in conjunction with longer term funds raised in the capital markets to achieve a floating rate obligation which is consistent with the Group’s interest rate policy. Currency swaps are used to convert debt or investments into currencies, primarily the US dollar, which are consistent with the Group’s policy on currency exposure management. No material exposure is considered to exist by virtue of the possible non performance of the counterparties to financial instruments held by the Group.
     The derivative contracts in which the Group is involved are valued by reference to quoted market prices, quotations from independent financial institutions or by discounting expected cash flows.

Dividends
Dividends paid on Rio Tinto plc and Rio Tinto Limited shares are equalised on a net cash basis; that is without taking into account any associated tax credits. Dividends are determined in US dollars.
     Rio Tinto’s progressive dividend policy aims to increase the US dollar value of dividends over time, without cutting them in economic downturns. Rio Tinto plc shareholders receive dividends in pounds sterling and Rio Tinto Limited shareholders receive dividends in Australian dollars, which are determined by reference to the exchange rates applicable to the US dollar two days prior to the announcement of dividends. Changes in exchange rates could result in a reduced sterling or Australian dollar dividend in a year in which the US dollar value is maintained or increased. The interim dividend for each year in US dollar terms will be equivalent to 50 per cent of the total US dollar dividends declared in respect of the previous year.
     As part of the Group’s capital management programme, a special dividend of US$1.5 billion (US$1.10 per share) was declared in respect of 2005 that will be paid concurrently with the 2005 final ordinary dividend. The special dividend does not form part of the Group’s progressive dividend policy.

Capital management programme
On 3 February 2005, a capital management programme to return up to US$1.5 billion to shareholders by the end of 2006 was announced. By the end of January 2006, US$972 million had been returned to shareholders by way of an off market buy back of Rio Tinto Limited shares in May 2005 (totalling US$774 million) and on market purchases of Rio Tinto plc shares (totalling US$198 million). Of this total, US$877 million was returned in 2005.
     In February 2006, the Group announced an extended capital management programme totalling US$4.0 billion, comprising the US$1.5 billion special dividend referred to above, and a share buy back programme totalling US$2.5 billion to be completed by the end of 2007, subject to market conditions. This amount replaces the approximately US$0.5 billion remaining under the 2005 programme.

Critical accounting policies and estimates
Dual listed company reporting
As explained in detail in the Outline of dual listed companies’ structure and basis of financial statements on page 98, the consolidated financial statements of the Rio Tinto Group on pages 93 to 172 deal with the results and assets and liabilities of both of the dual listed companies, Rio Tinto plc and Rio Tinto Limited, and their subsidiaries. They are prepared in accordance with International Financial Reporting Standards as adopted by the European Union (“EU IFRS”). In accordance with the exemptions contained in IFRS 1 “First-time adoption of International Financial Reporting Standards”, the accounting treatment of business combinations prior to 1 January 2004 has not been restated to comply with IFRS 3 “Business Combinations”. As a result the DLC structure between Rio Tinto plc and Rio Tinto Limited has been accounted for as a merger, rather than as an acquisition, in line with the treatment adopted previously under UK GAAP. For this purpose, Rio Tinto plc and

Rio Tinto Limited are viewed as a single parent company with their respective shareholders being the shareholders in that single company.
     The Financial statements satisfy the obligations of Rio Tinto Limited to prepare consolidated accounts under Australian company law, as amended by an order issued by the Australian Securities and Investments Commission on 27 January 2006. The Financial statements include a statement setting out the effect of the adjustments to consolidated EU IFRS profit, consolidated total recognised income and consolidated shareholders’ funds for the Group that would be required under the version of IFRS that is applicable in Australia (“Australian IFRS”).
     The US dollar is the presentation currency used in these Financial statements, as it most reliably reflects the Group’s global business performance.

Ore reserve estimates
Rio Tinto estimates its ore reserves and mineral resources based on information compiled by Competent Persons as defined in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves of December 2004 (the JORC code). The amounts presented under EU and Australian IFRS are based on the reserves, and in some cases resources, determined under the JORC code.
     There are numerous uncertainties inherent in estimating ore reserves and assumptions that are valid at the time of estimation may change significantly when new information becomes available.
     Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in the reserves being restated. Such changes in reserves could impact on depreciation and amortisation rates, asset carrying values, deferred stripping calculations and provisions for close down, restoration and environmental clean up costs.

Asset carrying values
Events or changes in circumstances can give rise to significant impairment charges or reversals of impairment provisions in a particular year. In 2005, there were no significant impairment charges or reversals. However in 2004, the Group incurred a US$558 million impairment charge, (US$321 million net of tax and outside shareholders interests).
     When such events or changes in circumstances impact on a particular asset or cash generating unit, its carrying value is assessed by reference to its recoverable amount being the higher of fair value less costs to sell and value in use (being the net present value of expected future cash flows of the relevant cash generating unit). The best evidence of an asset’s fair value is its value obtained from an active market or binding sale agreement. Where neither exists, fair value less costs to sell is based on the best information available to reflect the amount the Group could receive for the cash generating unit in an arm’s length transaction. In some cases this is estimated using a discounted cash flow analysis. In calculating a value in use, discounted cash flow analyses are used to measure the asset’s recoverable amount.
     The cash flows used in these analyses are particularly sensitive to changes in two parameters: exchange rates and commodity selling prices. The great majority of the Group’s sales are based on prices denominated in US dollars. To the extent that the currencies of countries in which the Group produces commodities strengthen against the US dollar without commodity price offset, cash flows and, therefore, net present values are reduced. Management considers that over the long term, there is a tendency for movements in commodity prices to compensate to some extent for movements in the value of the US dollar (and vice versa). But such compensating changes are not synchronised and do not fully offset each other.
     Recent favourable changes in commodity prices have exceeded adverse shifts in exchange rates. In the three years to 31 December 2005, the Australian dollar strengthened by 23 per cent against the US dollar, the Canadian dollar strengthened by 26 per cent and the South African rand by 27 per cent. Taking these three years together,

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2005	FINANCIAL REVIEW

commodity prices rose substantially: for example, copper prices increased by 134 per cent, aluminium by 40 per cent and gold by 44 per cent.
     Reviews of carrying values normally relate to cash generating units which, in accordance with IAS 36 “Impairment of Assets”, are identified by dividing an entity into as many largely independent cash generating streams as is reasonably practicable. In some cases the business units within the product groups consist of several operations with independent cash generating streams, which therefore constitute separate cash generating units.
     The cash flow forecasts are based on best estimates of expected future revenues and costs. These may include net cash flows expected to be realised from extraction, processing and sale of mineral resources that do not currently qualify for inclusion in proved or probable ore reserves. Such non reserve material is included where there is a high degree of confidence in its economic extraction. This expectation is usually based on preliminary drilling and sampling of areas of mineralisation that are contiguous with existing reserves. Typically, the additional evaluation to achieve reserve status for such material has not yet been done because this would involve incurring costs earlier than is required for the efficient planning and operation of the mine.
     The expected future cash flows of cash generating units reflect long term mine plans which are based on detailed research, analysis and iterative modelling to optimise the level of return from investment, output and sequence of extraction. The plan takes account of all relevant characteristics of the orebody, including waste to ore ratios, ore grades, haul distances, chemical and metallurgical properties of the ore impacting on process recoveries and capacities of processing equipment that can be used. The mine plan is therefore the basis for forecasting production output in each future year and production costs.
     Rio Tinto’s cash flow forecasts are based on assessments of expected long term commodity prices, which for most commodities are derived from an analysis of the marginal costs of the producers of these commodities. These assessments often differ from current price levels and are updated periodically.
     In some cases, prices applying to some part of the future sales volumes of a cash generating unit are predetermined by existing sales contracts. The effects of such contracts are taken into account in forecasting future cash flows.
     Cost levels incorporated in the cash flow forecasts are based on the current long term mine plan for the cash generating unit. For impairment reviews, recent cost levels are considered, together with expected changes in costs that are compatible with the current condition of the business and which meet the requirements of IAS 36. IAS 36 includes a number of restrictions on the future cash flows that can be recognised in respect of future restructurings and improvement related capital expenditure.
     The useful lives of the major assets of a cash generating unit are usually dependent on the life of the orebody to which they relate. Thus the lives of mining properties, smelters, concentrators and other long lived processing equipment generally relate to the expected life of the ore body. The life of the ore body, in turn, is estimated on the basis of the long term mine plan.
     Forecast cash flows are discounted to present values using
Rio Tinto’s weighted average cost of capital with appropriate adjustment for the risks associated with the relevant cash flows, to the extent that such risks are not reflected in the forecast cash flows. For final feasibility studies and ore reserve estimation, internal hurdle rates are used which are generally higher than the weighted average cost of capital.
     The above rates are applied to net of tax cash flows expressed in real terms and discounted at a post-tax discount rate. If an asset is impaired a pre-tax discount rate is calculated from the post-tax rate taking into account the specific tax circumstances of the cash generating unit. This pre-tax rate is then used to discount the pre-tax cash flows. The resulting value is compared to the assets of the cash generating unit to determine the impairment charge required.
     Final feasibility studies, ore reserve estimation and value in use estimates are based on the exchange rates current at the time of the evaluation. In estimates of fair value, a forecast of the long term exchange rate is made having regard to spot exchange rates, historical data and external forecasts.
     Forecast cash flows for ore reserve estimation and impairment testing are based on Rio Tinto’s long term price forecasts.
     For the majority of Rio Tinto’s businesses, by both number and by value, the recoverable amounts are substantially in excess of the carrying value in the balance sheet. For a minority of the businesses the carrying value is close to their recoverable amount, and these are reviewed for impairment where appropriate. The effects of exchange rate and commodity price changes on the values of these units relative to their book values are monitored closely.
     All goodwill and intangible assets that are not yet ready for use or have an indefinite life are tested annually for impairment regardless of whether there has been any change in events or circumstances.

Close down, restoration and clean up obligations
Provision is made for environmental remediation costs when the related environmental disturbance occurs, based on the net present value of estimated future costs.
     Close down and restoration costs are a normal consequence of mining, and the majority of close down and restoration expenditure is incurred at the end of the life of the mine. The costs are estimated on the basis of a closure plan. The cost estimates are calculated annually during the life of the operation to reflect known developments, eg updated cost estimates and revisions to the estimated lives of operations, and are subject to formal review at regular intervals. Although the ultimate cost to be incurred is uncertain, the Group’s businesses estimate their respective costs based on feasibility and engineering studies using current restoration standards and techniques. Changes to closure provisions, other than those arising from the unwind of the discount applied in establishing the net present value of the provision, are capitalised within property, plant and equipment and depreciated over the lives of the assets to which they relate.
     Clean up costs are costs resulting from environmental damage that was not a necessary consequence of mining, including remediation, compensation and penalties. These costs are charged to the income statement. Provisions are recognised at or near the time the damage, remediation process and estimated remediation costs become known. Remediation procedures generally commence soon after this point in time but may continue for many years depending on the nature of the disturbance and the remediation techniques.
     As noted above, the ultimate cost of environmental disturbance is uncertain and cost estimates can vary in response to many factors including changes to the relevant legal requirements, the emergence of new restoration techniques or experience at other mine sites. The expected timing of expenditure can also change, for example in response to changes in ore reserves or production rates. As a result there could be significant adjustments to the provision for close down and restoration and environmental clean up, which would affect future financial results.

Post retirement benefits
For defined benefit post-employment plans, the Group has adopted the option under IAS 19 to recognise the difference between the fair value of the plan assets (if any) and the present value of the plan liabilities as an asset or liability on the balance sheet and to record actuarial gains and losses directly in the Statement of Recognised Income and Expense.
     The most significant assumptions used in accounting for pension plans are the long term rate of return on plan assets, the discount rate and the mortality assumptions. The long term rate of return on plan assets is used to calculate interest income on pension assets, which is credited to the Group’s income statement. The discount rate is used to determine the net present value of future liabilities and each year the unwinding of the discount on those liabilities is charged to the Group’s income statement. The rates used for both 2004 and 2005 are set out

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2005	FINANCIAL REVIEW

Financial review continued

in Note 49 to the Financial Statements. The mortality assumption is used to project the future stream of benefit payments, which is then discounted to arrive at a net present value of liabilities.
     The expected rate of return on pension plan assets is determined as management’s best estimate of the long term return on the major asset classes, ie equity, debt, real estate and other, weighted by the actual allocation of assets among the categories at the measurement date. The expected rate of return is calculated using geometric averaging.
     The sources used to determine management’s best estimate of long term returns are numerous and include country specific bond yields, which may be derived from the market using local bond indices or by analysis of the local bond market, and country specific inflation and investment market expectations derived from market data and analysts’ or governments’ expectations as applicable.
     In particular, the Group estimates long term expected real returns on equity, ie returns in excess of inflation, based on the economic outlook, analysts’ views and those of other market commentators. This is the most subjective of the assumptions used and it is reviewed regularly to ensure that it remains consistent with best practice.
     The discount rate used in determining the service cost and interest cost charged to income is the market yield at the start of the year on high quality corporate bonds. For countries where there is no deep market in such bonds the yield on Government bonds is used. For determining the present value of obligations shown on the balance sheet, market yields at the balance sheet date are used.
     Valuations are carried out using the projected unit method.
    For 2005 the charge in relation to pensions and other post retirement benefits net of tax and minorities was US$121 million. Within this charge the expected return on assets was US$228 million.
     The impact on cash flow in 2005 of the Group’s pension plans, being the employer contributions to defined benefit and defined contribution pension plans, was US$173 million. In addition there were contributions of US$26 million in respect of unfunded healthcare schemes.
     In relation to pensions, it is currently expected that there will be no significant regular employer or employee contributions to the UK plan in 2006. The next formal valuation of the Rio Tinto Pension Fund is due with an effective date of 31 March 2006. The results of the valuation will be available later in the year, after which contributions into the fund may be required. Contributions are made to the main Australian plan according to the recommendation of the plan actuary and are primarily to a mixed defined benefit/defined contribution type arrangement. In North America, contributions are agreed annually in nominal terms. Whilst contributions for 2006 are yet to be determined, contributions in the UK, Australia and Africa are expected to be broadly in line with 2005 contributions. Contributions for 2006 are expected to be around US$20 million higher than in 2005 for Canadian plans and around US$40 million lower than in 2005 for US plans.
     In calculating the 2005 expense the average future increase in compensation levels was assumed to be 4.7 per cent and the same rate will be used for 2006. The average discount rate used for the Group’s plans in 2005 was 5.4 per cent and the average discount rate used in 2006 will be 5.0 per cent. The decrease is attributable to lower corporate bond yields.
     Based on the known changes in assumptions noted above and other expected circumstances the impact of post retirement costs on the Group’s net earnings in 2006 would be expected to increase by some US$5 million to US$126 million. The actual charge may be impacted by other factors that cannot be predicted, such as the effect of changes in benefits.
     The table below sets out the potential change in the Group’s 2005 net earnings (after tax and outside interests) that would result from hypothetical changes to post retirement assumptions and estimates. The sensitivities are viewed for each assumption in isolation although a change in one assumption is likely to result in some offset elsewhere.

US$m
(+/-)

Sensitivity of Group’s 2005 net earnings to changes in:
Expected return on assets
– change of 1%	25
Discount rate (a)
– change of 0.5%	1
Salary increases
– change of 0.5%	5
Demographic – allowance for additional future mortality improvements
– overall change of 5% in liability	13

(a)	An increase in the discount rate will reduce the Group’s net earnings.

Further information on pensions and other post retirement benefits is given on pages 155 to 159.

Overburden removal costs
In open pit mining operations, it is necessary to remove overburden and other barren waste materials to access ore from which minerals can economically be extracted. The process of mining overburden and waste materials is referred to as stripping. During the development of a mine, before production commences, it is generally accepted that stripping costs are capitalised as part of the investment in construction of the mine.
     Stripping of waste materials continues during the production stage of the mine. Some mining companies expense these production stage stripping costs as incurred, while others defer such stripping costs. Those mining companies that expense stripping costs as incurred will report greater volatility in the results of their operations from period to period.
     Rio Tinto defers production stage stripping costs for those operations where this is the most appropriate basis for matching costs with the related economic benefits and the effect is material.
     The amount of stripping costs deferred is based on the ratio obtained by dividing the tonnage of waste mined either by the quantity of ore mined or by the quantity of minerals contained in the ore. In some operations, the quantity of ore is used, being a more practical basis for matching costs with the related economic benefits where there are important by products or where the grade of the ore is relatively stable from year to year.
     Information about the stripping ratios of the business units, including jointly controlled entities and associates, that account for the majority of the deferred stripping balance at 31 December 2005, along with the year in which deferred stripping is expected to be fully amortised, is set out in the following table:

		Actual stripping		Life of mine
		ratio for year		stripping ratio
	2004	2005	2004	2005

Kennecott Utah Copper (2018) (a)	1.83	2.02	1.24	1.51
Argyle Diamonds (2009) (a)	6.70	6.60	4.91	4.40
Grasberg Joint Venture (2015) (a)	3.39	3.12	2.43	2.43
Diavik (2008) (b)	1.474	1.209	0.938	0.912
Escondida (2042) (c)	0.1145	0.0915	0.1129	0.1188

(a)	Strip ratios shown are waste to ore.
(b)	Diavik’s strip ratio is disclosed as bench cubic metre per carat.
(c)	Escondida’s strip ratio is based on waste tonnes to pounds of copper mined.

Borax capitalised stripping costs as part of a distinct period of new development during the production stage of the mine. Capitalisation stopped in 2004. The capitalised costs will be fully amortised in 2034.
     The life of mine waste-to-ore ratio is a function of an individual mine’s pit design and therefore changes to that design will generally result in changes to the ratio. Changes in other technical or economic parameters that impact on reserves will also have an impact on the life of mine ratio even if they do not affect the mine’s pit design. Changes to the life of mine ratio are accounted for prospectively.

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FINANCIAL REVIEW	2005

     In operations that experience material fluctuations in the ratio on a year to year basis over the life of the mine, deferral of stripping costs reduces the volatility of the cost of stripping expensed in individual reporting periods, in relation to production of ore or contained minerals, as applicable. Stripping costs incurred in the period are deferred to the extent that the current period ratio exceeds the life of mine ratio. Such deferred costs are then charged against reported profits to the extent that, in subsequent periods, the ratio falls short of the life of mine ratio. The life of mine ratio is based on the proved and probable reserves of the operation.
     In some operations, there are distinct periods of new development during the production stage of the mine. These may, for example, relate to a discrete section of the orebody. The new development will be characterised by a major departure from the life of mine stripping ratio. Stripping costs attributable to such new development are deferred and subsequently amortised on a unit of production basis.
     Deferred stripping costs form part of the total investment in the relevant cash generating unit, which is reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable.
     During 2005, production stage stripping costs incurred by subsidiaries and equity accounted operations exceeded the amounts charged against pre tax profit by US$93 million. The net book value carried forward in property, plant and equipment and in investments in jointly controlled entities and associates at 31 December 2005 was US$845 million.
     Amortisation of deferred stripping costs is included in depreciation of property, plant and equipment or in the Group’s share of the results of its equity accounted operations, as appropriate.

US deferred tax recoverable
A potential tax asset of US$567 million for United States Alternative Minimum Tax credits and US temporary differences for which recovery is dependent on the level of taxable profits in the US tax group, has not been recognised in the accounts. (An amount of US$10 million has been recognised.) The determination that these potential assets should not be recognised at 31 December 2005 was based on projections of future taxable profits for the operations that form part of Rio Tinto’s US tax group. It is possible that recoveries may occur depending on future commodity prices, costs, financing arrangements and business developments over the next 20 years or more. However, such recoveries are not considered probable.

Deferred tax on mining rights
On transition to IFRS with effect from 1 January 2004, deferred tax was provided in respect of fair value adjustments on acquisitions in previous years. No other adjustments were made to the assets and liabilities recognised in such prior year acquisitions and, accordingly, shareholders funds were reduced by US$720 million on transition to IFRS primarily as a result of fair value adjustments to mining rights. In general, these mining rights are not eligible for income tax allowances. In such cases, the provision for deferred tax was based on the difference between their carrying value and their nil income tax base. The existence of a tax base for capital gains tax purposes was not taken into account in determining the deferred tax provision relating to such mineral rights because it is expected that the carrying amount will be recovered primarily through use and not from the disposal of the mineral rights. Also, the Group is only entitled to a deduction for capital gains tax purposes if the mineral rights are sold or formally relinquished.

Exploration
In accordance with IFRS 6 “Exploration for and Evaluation of Mineral Resources”, the Group has continued the policy on the recognition and measurement of exploration and evaluation expenditure that was previously applied under UK GAAP. The Group expenses exploration expenditure until acquisition of a beneficial interest or option in mineral rights from which point it is capitalised. Capitalised exploration expenditure is reviewed for impairment at each balance sheet date and full provision is made for impairment unless there is a high degree of confidence in the project’s viability and hence it is probable that future economic benefits will flow to the Group.
     The carrying values of exploration assets are reviewed twice per annum by management and the results of these reviews are reported to the Audit committee. There may be only inferred resources to form a basis for the impairment review. The review is based on a status report regarding the Group’s intentions for development of the undeveloped property. In some cases, the undeveloped properties are regarded as successors to orebodies currently in production and will therefore benefit from existing infrastructure and equipment. It is intended that these will be developed and go into production when the current source of ore is exhausted. Any impairment provisions raised in previous years are reassessed if there is a change in circumstances, which indicates that they may no longer be required, for example, if it is decided to proceed with development.

Contingencies
Disclosure is made of material contingent liabilities unless the possibility of any loss arising is considered remote. Contingencies are disclosed in Note 36 on page 139. These include tax assessments in Australia of approximately A$500 million which, based on Counsels’ opinion, the Group expects to be successful in challenging.

Underlying earnings
The Group presents “Underlying earnings” as an additional measure of earnings to provide greater understanding of the underlying business performance of its operations. The adjustments made to net earnings to arrive at underlying earnings are explained above in the section on underlying earnings.

Trend information
The demand for the Group’s products is closely aligned with changes in global GDP. Changes in the GDP of developing countries will have a greater impact on materials such as iron ore and coal that can be used to improve infrastructure whereas changes in the GDP of developed countries will have a greater impact on industrial minerals that have many applications in consumer products. Copper is used in a wide range of applications from infrastructure to consumer electronics and demand for it has tended to grow in line with or slightly faster than global GDP. Trends in production of the Group’s minerals and metals, consolidated turnover, earnings and total assets are set out in the Operational review on pages 40 to 58.

Forward looking statements
Forward looking statements are contained in this financial review and attention is drawn to the Cautionary statement on page 8.

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2005	OPERATIONAL REVIEW

Operational review

Iron Ore group

Iron Ore	Iron Ore	Iron Ore
(Rio Tinto share) million tonnes	(Rio Tinto share) million tonnes	Underlying/adjusted earnings contribution* US$m
MINED	RESERVES

*For all years the amounts presented exclude net interest and other centrally reported items. A reconciliation with net earnings for 2004 and 2005 is set out on page 106. Product group earnings for 2004 and 2005 are based on underlying earnings as determined under IFRS. For 2001, 2002 and 2003, they are based on adjusted earnings, as determined under UK GAAP.

Rio Tinto’s Iron Ore group (RTIO) comprises operations and projects across four continents. In Western Australia, RTIO wholly owns Hamersley Iron. Hamersley wholly owns five mines and also operates the 60 per cent owned Channar mine and the 54 per cent owned Eastern Range mine on behalf of joint venture partners. The Channar mine is a joint venture with an Australian subsidiary of Sinosteel Corporation and the Eastern Range mine is owned in joint venture with the Shanghai Baosteel Group Corporation.
     RTIO also includes Rio Tinto’s 53 per cent interest in Robe River Iron Associates’ two mines in Western Australia and Rio Tinto’s 58.7 per cent interest in Iron Ore Company of Canada. The Iron Ore group operates both enterprises, which were acquired in 2000. In 2005, RTIO assumed management of Rio Tinto Brasil which has a 100 per cent interest in Mineração Corumbaense Reunida, known as Corumbá.
     In addition, RTIO includes the HIsmelt® direct smelting technology developed in Western Australia and interests in resources held globally, including the Orissa, India, and Simandou, Guinea, projects.
     Following the agreement reached in 2003 with the joint venture partners in Robe River, Pilbara Iron was formed to allow closer cooperation between Hamersley and Robe, and enable RTIO’s iron ore assets in the Pilbara to be run as an optimised and integrated operation. Coordination arrangements continued to be implemented during 2005, including the interconnection of Hamersley and Robe’s power systems.
     RTIO Expansion Projects was created in 2003 to manage the growing portfolio of projects and studies in the Pilbara. The Expansion Projects team operates closely with Pilbara Iron, but is managed independently in order to minimise the impact on operations through project study and implementation phases.
     At 31 December 2005, the group accounted for 28 per cent of Rio Tinto’s operating assets. In 2005, the group contributed approximately 27 per cent of the Group’s gross turnover and 35 per cent of underlying earnings.
     For the contract year commencing April 2005 RTIO reached agreement with customers on price increases of 71.5 per cent for lump, fine and Yandi ore.
     RTIO recruited strongly during 2005 to meet the workforce requirements of the expanding operations, with more than 1,000 new employees joining Pilbara Iron and Expansion Projects. RTIO employs approximately 4,300 people in Western Australia and about 6,500 worldwide. Sam Walsh is chief executive, based in Perth, Western Australia.

FINANCIAL PERFORMANCE
2005 compared with 2004
RTIO’s contribution to 2005 underlying earnings was US$1,722 million, US$1,157 million higher than in 2004.
     Demand for iron ore continued to be extremely strong across the product range throughout 2005, driven by continued strong growth in global steel production and improvements in steel demand. Chinese iron ore imports rose 30 per cent year on year, and Hamersley, Robe, IOC and Corumbá all achieved record production in 2005.
     The first phases of major expansions to the Pilbara infrastructure (Dampier port to 116 million tonnes per annum, Yandi mine to 36 million tonnes per annum and West Angelas mine to 25 million tonnes per annum) were completed in 2005, and substantial progress made on the brownfields mine expansion projects announced in April 2005.
     In October 2005 RTIO announced the next phase of expansion, which will increase Dampier port capacity to 140 million tonnes per annum and Yandi mine capacity to 52 million tonnes per annum. This US$1.35 billion commitment takes to almost US$3 billion the total committed over the last two years to increase the capacity of the Hamersley and Robe port, rail, power and mine assets.
     In July 2005, RTIO reached agreement to form a 50:50 joint venture with Hancock Prospecting for the development of the Hope Downs project. The purchase is subject to various regulatory approvals and the acquisition process is proceeding. Hope Downs contains significant iron deposits of similar quality to West Angelas. Development of the deposits will further strengthen RTIO’s position as the prime supplier of iron ore in Australia. Under the joint venture, RTIO will manage the development and ongoing operation of the assets, and the project will use Pilbara Iron managed port, rail and power infrastructure.
     The commercial HIsmelt® plant built at Kwinana in Western Australia entered its commissioning phase in April 2005, with the first quantities of hot metal produced in mid-June 2005.

Hamersley Iron (Rio Tinto: 100 per cent)
Hamersley Iron operates seven mines in Western Australia, including two mines in joint venture, 630 kilometres of dedicated railway, and port and infrastructure facilities located at Dampier. These assets are run as a single operation managed and maintained by Pilbara Iron.
     The port expansion to 116 million tonnes has been progressively commissioned since mid-2005, and 5.7 million tonnes of ore had passed across the new wharf by year end. Commissioning of the Yandicoogina expansion to 36 million tonnes per annum was completed ahead of schedule in October.
     During the year, work continued on expanding or augmenting rail, power and other infrastructure to complement the expanded port and mine capabilities. Hamersley and Robe’s power systems were interconnected, and generation capacity at Paraburdoo was expanded and converted to gas.
     In 2005, Hamersley completed option analysis studies to further increase its system capacity to ensure its continued ability to meet the needs of customers and the strong growth in demand for iron ore, particularly in China.
     In April RTIO committed US$290 million to further expand Mount Tom Price, Marandoo and Nammuldi. During 2006 these projects will begin to add 15 million tonnes per annum additional capacity for at least three years.
     In October 2005, Rio Tinto approved a further US$1.35 billion to expand Dampier port and the Yandicoogina mine.
     The port expansion is expected to increase Dampier’s export capacity from 116 million tonnes per annum to 140 million tonnes per annum through the replacement of existing circuits. The Yandicoogina mine expansion is expected to increase its output from 36 million tonnes per annum to 52 million tonnes per annum. Both are expected to be

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OPERATIONAL REVIEW	2005

completed at the end of 2007 with progressive ramp up in 2008.
     Work also continued on pre-development studies for new mines.

2005 operating performance
Hamersley Iron’s total production in 2005 was 89.6 million tonnes, 11.5 million tonnes more than in 2004, notwithstanding the volume of expansion work underway across the business. Rio Tinto’s share of this production was 86.1 million tonnes.
     Shipments by Hamersley totalled 90.1 million tonnes, including sales through joint ventures. Hamersley’s shipments to China also reached a new record level at 49.5 million tonnes, securing China’s place as the single largest destination for Hamersley iron ore.
     Production from all mines was stretched to achieve these levels, placing cost and other operating stresses on the Hamersley system, although less so than in 2004.
     Hamersley continued to work sustainable development principles into its daily operations throughout the year. Full accreditation was achieved for all Pilbara Iron sites under ISO 14001.
     Hamersley’s lost time injury frequency rate remained the same as 2004 at 0.60.

Hamersley’s total sales of iron ore to major markets in 2005

Million tonnes

China	49.5
Japan	24.5
Other Asia	14.1
Europe	2.0
Total	90.1

NOTE: This table includes 100 per cent of all sales through joint ventures.

Robe River Iron Associates (Rio Tinto: 53 per cent)
Robe River Iron Associates (Robe) is an unincorporated joint venture in which Mitsui (33 per cent), Nippon Steel (10.5 per cent) and Sumitomo Metal Industries (3.5 per cent) also have interests. Robe is the world’s fourth largest seaborne trader in iron ore, employing approximately 1,000 people, with many employees transferred to Pilbara Iron.
     Robe operates two open pit mining operations in Western Australia. Mesa J is located in the Robe Valley, north of the town of Pannawonica. The mine produces Robe River fines and lump, which are pisolitic iron ore products. The West Angelas mine, opened in 2002, is located approximately 100 kilometres west of the town of Newman. The mine produces West Angelas fines and lump, which are Marra Mamba iron ore products.
     Further expansion of the West Angelas mine was completed ahead of schedule in October 2005, taking the mine’s production capacity to 25 million tonnes per annum. This US$105 million project increased Robe’s production capacity to a nominal 57 million tonnes per year.
     Robe uses a dedicated rail system, operated by Pilbara Iron, to transport ore from its mines to the company’s deepwater port facilities at Cape Lambert. The US$200 million rail expansion project to duplicate almost 100 kilometres of track and associated interconnection and infrastructure to increase the capacity of the Pilbara Iron main line is progressing well, with the southern section completed in 2005 and the northern section on schedule for completion in mid-2006.
     Robe primarily exports under medium and long term supply contracts with major integrated steel mill customers in Japan, Europe, South Korea and China.

2005 operating performance
Robe’s total production in 2005 was 52.4 million tonnes, comprising 31.0 million tonnes from Mesa J, and 21.4 million tonnes from West Angelas. Sales were 31.1 million tonnes of Mesa J and 21.5 million tonnes of West Angelas products.
     Sales growth was based on increased production from West Angelas and focused primarily on China, where Robe achieved record total sales of 17.5 million tonnes. Overall, Japan remains Robe’s largest market with total shipments in 2005 of more than 26 million tonnes.

     Improved understanding of the orebody at West Angelas resulted in a change in mining strategy, using in-pit stockpiles to reduce grade variation.
     Safety performance improved, with Robe recording a lost time frequency rate of 0.46 compared with 1.03 in 2004, helping to reduce Pilbara Iron’s rate of 0.51 from 0.71 in 2004.

Robe’s total sales of iron ore to major markets in 2005

Million tonnes

Japan	26.1
China	17.5
Europe	7.3
Other Asia	1.7
Total	52.6

Iron Ore Company of Canada (Rio Tinto: 58.7 per cent)
Rio Tinto’s interest in Iron Ore Company of Canada (IOC) is 58.7 per cent. Mitsubishi (26.2 per cent) and the Labrador Iron Ore Royalty Income Fund (15.1 per cent) are also shareholders in IOC, Canada’s largest iron ore pellet producer. IOC operates an open pit mine, concentrator and pellet plant at Labrador City, Newfoundland and Labrador, together with a 420 kilometre railway to port facilities and the partially refurbished pellet plant at Sept-Iles, Quebec. IOC has large quantities of ore reserves with low levels of contaminants.
     Products are transported on IOC’s railway to Sept-Îles. The port is open all year, handles ore carriers of up to 255,000 tonnes, and provides competitive access to all seaborne pellet markets and to the North American Great Lakes region. IOC exports its concentrate and pellet products to major North American, European and Asian steel makers.
     IOC employs approximately 1,750 people.

2005 operating performance
Strong demand for IOC products in 2005 resulted in record pellet sales of 12.9 million tonnes and concentrate sales of 2.1 million tonnes. IOC produced 13.3 million tonnes of pellets, beating the previous record by more than ten per cent, and produced 2.3 million tonnes of concentrate for sale. The new labour agreement signed in late 2004 has delivered significant productivity increases. IOC continues to reduce unit costs and achieve incremental production improvement through its ongoing Renewal business improvement programme, which commenced in 2002. IOC is currently evaluating options to increase both pellet and concentrate production.
     IOC received accreditation under ISO 14001 in 2005.

IOC’s total sales of iron ore to major markets in 2005

Million tonnes

Europe	6.8
North America	4.8
Asia Pacific	3.4
Total	15.0

Mineração Corumbaense Reunida (Corumbá)
(Rio Tinto: 100 per cent)
Corumbá produced 1.4 million tonnes of lump iron ore in 2005, and sold 1.3 million tonnes which was barged along the Paraguay River to South American and European customers. During the year, the mine and plant were expanded to two million tonnes per annum capacity, and a new barge convoy was added to the fleet. The feasibility of expanding production at the mine in stages to 15 million tonnes per annum is under study. Logistic options are being considered for expanded export sales, including supplies to a proposed steel making project at Corumbá. Corumbá has over 200 million tonnes of reserves and over 400 million tonnes of additional resources. There are approximately 450 employees.

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2005	OPERATIONAL REVIEW

Operational review continued

HIsmelt® (Rio Tinto: 60 per cent)
The HIsmelt® iron making project at Kwinana in Western Australia is a joint venture between Rio Tinto (60 per cent interest through its subsidiary, HIsmelt® Corporation), US steelmaker Nucor Corporation (25 per cent), Mitsubishi Corporation (ten per cent), and Chinese steelmaker Shougang Corporation (five per cent). The project has received approval for Australian federal government support of A$125 million.
     The HIsmelt® process is a direct iron smelting technology developed largely by Rio Tinto that converts iron ore fines into high quality pig iron (96 per cent iron content) without the use of coke ovens and sinter plants. Notably, the technology allows efficient processing of ore fines with higher levels of impurities.
     A pilot plant to demonstrate the technology has been expanded to commercial scale at a cost of US$200 million. During 2005 the plant moved into operating phase and will now ramp up production. It is expected to reach its full production rate of 800,000 tonnes per year over the next three years. The iron produced will be sold as pig iron once sufficient stocks have been built up.
     Hot commissioning began in April 2005, with the first quantities of hot metal produced in mid June 2005. Production of the first 1,000 tonnes triggered the release of A$50 million in federal government assistance for joint user infrastructure at the Kwinana site, in November 2005. The plant has produced more than 13,000 tonnes of hot metal to date. HIsmelt® has approximately 100 employees.
     HIsmelt® has signed two process licence agreements with Chinese steelmakers to allow for the development of ironmaking facilities using HIsmelt® technology, using the facility at Kwinana as a template.

IRON ORE GROUP PROJECTS
Orissa, India (Rio Tinto: 51 per cent)
Orissa is one of the key iron ore regions of the world. RTIO has a 51 per cent interest in Rio Tinto Orissa Mining, a joint venture with the state owned Orissa Mining Company. The joint venture holds rights to iron ore leases in Orissa, which it is seeking to develop. Rio Tinto is keen to participate in the development of the Indian iron ore sector through its joint venture, and has appointed a project director to expedite the development of operations in India.
     With economic growth in India forecast to continue strongly, supporting a growing domestic steel industry, discussions have continued with major domestic steel companies.

Simandou (Rio Tinto: 100 per cent)
The Simandou deposit in Guinea, west Africa, is a greenfields discovery with potential to host significant resources of high grade iron ore. Simandou moved from Rio Tinto Exploration to full project status as part of RTIO in October 2004. A prefeasibility study, scheduled for completion at the end of 2006, will assess mining and transport options necessary to bring Simandou into production as quickly as possible.

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OPERATIONAL REVIEW	2005

Energy group

Coal	Coal	Energy
(Rio Tinto share)	(Rio Tinto share)	Underlying/adjusted
million tonnes	million tonnes	earnings contribution*
MINED	RESERVES	US$m

*For all years the amounts presented exclude net interest and other centrally reported items. A reconciliation with net earnings for 2004 and 2005 is set out on page 106. Product group earnings for 2004 and 2005 are based on underlying earnings as determined under IFRS. For 2001, 2002 and 2003, they are based on adjusted earnings, as determined under UK GAAP.

The Rio Tinto Energy Group comprises uranium, thermal coal and coking coal operations. Rio Tinto Energy group’s coal interests are in Australia and the US. They supply internationally traded and domestic US and Australian markets. The portfolio also includes Rössing Uranium in Namibia and Energy Resources of Australia which supply uranium oxide for electricity generation.
     In December 2005 Energy Resources of Australia Ltd (ERA) and Rössing Uranium approved the appointment of Rio Tinto Uranium to undertake marketing and sales services and sales contract administration for them. Rio Tinto Uranium will undertake a centralised marketing role for Rio Tinto’s two uranium producers through a network of representatives in key markets. This will give a single point of contact for customers and greater efficiencies for ERA and Rössing.
     The Energy group is a leading advocate of, and investor in, the sustainable development aspects of the future uses of coal and uranium. In 2005 the Energy group dedicated resources and investment funds to the FutureGen project in the US, the COAL21 project in Australia and the International Energy Agency Clean Coal Centre.
     At 31 December 2005, the Energy group accounted for 14 per cent of Group operating assets and, in 2005, contributed 19 per cent of Rio Tinto’s gross turnover and 15 per cent of underlying earnings.
     Preston Chiaro, chief executive Energy, is based in London.

FINANCIAL PERFORMANCE
 2005 compared with 2004
The Energy group’s 2005 contribution to underlying earnings was US$733 million, US$302 million higher than in 2004.
     Results benefited from a significant increase in the price received for both thermal and coking coal during 2005. Third party infrastructure issues continued to impede production growth in all of the coal operations. Operations focused on shifting emphasis to high margin products and facilitating the further expansion of the Hail Creek mine into a strong market for coking coal. The inability to reap the required economies of scale and the rise in fuel prices and explosives resulted in a rise in the unit cost of production across the group.
     Spot prices for uranium oxide strengthened considerably during the period increasing from US$20.43 at the beginning of the year to close at US$36.00 in December 2005. The significant rise in the spot price of uranium oxide during the period is not fully reflected in the current earnings. Uranium oxide is typically sold on long term contracts with pricing determined several years out. The impact of the 2005 pricing levels will flow through to earnings in future years.

Kennecott Energy (Rio Tinto: 100 per cent)
Kennecott Energy (KEC) wholly owns and operates four open cut coal mines in the Powder River Basin of Montana and Wyoming, US and has a 50 per cent interest in, but does not operate, the Decker mine in Montana. KEC also manages the group’s interest in Colowyo Coal in Colorado, US. In total it employs approximately 2,000 people.
     One of the largest US producers, KEC sells its ultra low sulphur coal to electricity generators predominantly in mid western and southern states. Sales are made under multiple year contracts and on a spot basis for one year or less.
     The domestic US market for low sulphur coal continues to grow due to its competitive cost per delivered energy unit and restrictions on sulphur emissions by utilities. For example, the price of sulphur emission allowances (a reward for higher specification coal) increased during the period from US$800 to US$1,700 per tonne of emissions. Continued strong demand for low cost and low sulphur western coal is expected to increase with the announcement of numerous new coal fired generation projects and increased utilisation of existing coal generation capacity in the US.

2005 operating performance
KEC’s attributable production of 116 million tonnes of coal was two per cent lower than in 2004 primarily as a result of third party rail line disruptions. During 2005 production records were set at the premium coal producing Spring Creek and Antelope mines. Underlying earnings of US$135 million were 25 per cent lower than 2004 earnings of US$180 million. This decrease was due to lower overall production, a higher effective tax rate, and increased operational costs, particularly the cost of diesel fuel and explosives.
     Spot prices increased substantially during the period. The spot price for 8800 BTU (0.80 sulphur) increased from US$6.00 per ton to US$22.50 per ton for delivery in the first quarter of 2006.
     Safety performance improved again in 2005 compared to 2004, with the Spring Creek mine continuing to set new safety records. KEC’s lost time injury frequency rate declined from 0.69 to 0.42 in 2005.

Rio Tinto Coal Australia (Rio Tinto: 100 per cent)
Rio Tinto Coal Australia (RTCA), formerly Pacific Coal, manages the Group’s Australian coal interests. These include in Queensland the Blair Athol (Rio Tinto: 71 per cent), Kestrel (Rio Tinto: 80 per cent), Tarong (Rio Tinto: 100 per cent) and Hail Creek (Rio Tinto: 82 per cent) coal mines and the Clermont deposit (Rio Tinto: 50 per cent).
     RTCA also provides management services to Coal & Allied Industries (Coal & Allied) for operation of its four mines located within the Hunter Valley in New South Wales. Coal & Allied (Rio Tinto: 75.7 per cent) is publicly listed on the Australian Stock Exchange and had a market capitalisation of A$4.46 billion (US$3.27 billion) at 31 December 2005. Coal & Allied wholly owns Hunter Valley Operations, has an 80 per cent interest in Mount Thorley Operations and a 55.6 per cent interest in the contiguous Warkworth mine, and a 40 per cent interest in the Bengalla mine which abuts its wholly owned Mount Pleasant development project. Coal & Allied also has a 37 per cent interest in Port Waratah Coal Services coal loading terminal.
     About 60 per cent of Blair Athol thermal coal is sold to its two Japanese joint venture partners under contracts extending to 2008 and 2010. The rest is sold by long term and annual agreements to European and southeast Asian customers.
     Production from the Tarong mine is sold exclusively to Tarong Energy Corporation, an adjacent state owned power utility. A ten year contract for up to 7.5 million tonnes annually expires at the end of 2010.
     Kestrel, the only underground mine in the portfolio, sells mainly metallurgical coal to customers in Japan, south east Asia, Europe and

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Central America generally on annual agreements.
     Following the first commercial shipments in October 2003, the Hail Creek coking coal mine increased its production from 5.1 million tonnes in 2004 to 5.9 million tonnes during 2005.
     Coal & Allied produces thermal and semi soft coal. Most of its thermal coal is sold under contracts to electrical or industrial customers in Japan, Korea and elsewhere in Asia. The balance is sold in Europe and Australia. Coal & Allied’s semi soft coal is exported to steel producing customers in Asia and Europe under a combination of long term contracts and spot business.
     RTCA and Coal & Allied collectively employ approximately 2,200 people.

2005 operating performance
RTCA and Coal & Allied combined underlying earnings of US$572 million in 2005 were 142 per cent higher than in 2004 due to increased production from Hail Creek and improved prices.
     At all operations other than Tarong and Kestrel sales were constrained by insufficient infrastructure to meet producer demand. Blair Athol and Hail Creek shipments were both affected by infrastructure constraints at the Dalrymple Bay Coal Terminal (DBCT) whereas Coal & Allied mines were similarly affected at Port Waratah. The Port Waratah Coal Services Port Allocation System was introduced in April 2004 to limit ship queues and reduce demurrage. Its successor, the Capacity Balancing System, which will continue at least through 2007, enables producers to swap and trade surplus capacity. In April 2005 the Australian Competition and Consumer Commission granted authorisation for a similar queue management system at DBCT. The queue system allocates the scarce capacity at the port and associated rail system until 2008 when new capacity is expected to become available.
     Production decreased at Blair Athol from 12.2 million tonnes to 10.6 million tonnes primarily as a result of shifting limited port capacity to Hail Creek product. Kestrel’s production increased 13 per cent to 3.7 million tonnes in 2005 including 2.9 million tonnes of coking coal. At Tarong, production decreased by eight per cent to 6.5 million tonnes in line with decreased demand from Tarong Energy Corporation. Hail Creek production was 5.9 million tonnes of which 5.2 million tonnes were shipped.
     At Hunter Valley Operations production decreased from 13.3 million tonnes to 12.4 million tonnes while sales were 12.8 million tonnes. The integrated Mount Thorley Warkworth operations held production at 10.3 million tonnes while sales were 10.9 million tonnes. At Bengalla, production increased from 5.3 million tonnes to 6.0 million tonnes while sales were 5.4 million tonnes.
     Safety performance and awareness continues to be a major focus of all operations managed by RTCA. The overall lost time injury frequency rate declined from 1.29 in 2004 to 0.52 in 2005.

Rössing Uranium (Rio Tinto: 68.6 per cent)
Rössing produces and exports uranium oxide from Namibia to European, US and Asia Pacific electricity producers. In December 2005, approval was granted to extend the life of the operation until at least 2016 and restore annual production capacity to 4,000 tonnes per annum at a total incremental and sustaining capital cost of US$112 million. Rössing employs approximately 800 people.

2005 operating performance
In 2005 production increased by four per cent to 3,700 tonnes of uranium oxide as a result of higher plant availability and improved market conditions. Higher realised prices were somewhat offset by the further strengthening of the Namibian dollar against the US dollar resulting in a US$2 million underlying earnings contribution in 2005.
     In 2005, Rössing regrettably suffered a fatality at the operation. Rössing continues to put a significant effort and management focus on safety. The focus is to eliminate all injuries from the workplace and to have an embedded safety culture and systems that identify and rectify potential safety incidents. The lost time injury frequency rate for 2005 rose to 0.48 from 0.08 in 2004.

Energy Resources of Australia (Rio Tinto: 68.4 per cent)
Energy Resources of Australia Ltd (ERA) is publicly listed and had a market capitalisation of A$1.88 billion (US$1.38 billion) at 31 December 2005. ERA employs approximately 300 people with 13 per cent of the operational workforce represented by Aboriginal people.
     ERA produces uranium oxide at the Ranger open pit mine, 260 kilometres east of Darwin in the Northern Territory. ERA also has title to the nearby Jabiluka mineral lease, which in 2003 was put on long term care and maintenance.
     Ranger has a 5,500 tonnes per year nameplate capacity and started production in 1981. ERA’s operations including Jabiluka are surrounded by, but remain separate from, the World Heritage listed Kakadu National Park and especially stringent environmental requirements and governmental oversight apply.

2005 operating performance
Uranium oxide production of 5,900 tonnes was above the 5,100 tonnes produced the previous year. Sales tonnes were 5,688 a 1.5 per cent increase on 2004 sales and a new record for the company. Stronger prices were partially offset by higher fuel prices and consumables resulting in underlying earnings of US$24 million, an increase of US$5 million from 2004.
     Safety performance improved considerably with a reduction in lost time injury frequency rate from 3.37 in 2004 to 0.91 in 2005.

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OPERATIONAL REVIEW	2005

Industrial Minerals
group

Borates (Rio Tinto share) ’000 tonnes B2O3 content PRODUCTION	Borates (Rio Tinto share) ’000 tonnes B2O3 content RESERVES	Industrial Minerals Underlying/adjusted earnings contribution* US$m

Titanium dioxide (Rio Tinto share) ’000 tonnes PRODUCTION	Titanium dioxide (Rio Tinto share) ’000 tonnes RESERVES	*For all years the amounts presented exclude net interest and other centrally reported items. A reconciliation with net earnings for 2004 and 2005 is set out on page 106. Product group earnings for 2004 and 2005 are based on underlying earnings as determined under IFRS. For 2001, 2002 and 2003, they are based on adjusted earnings, as determined under UK GAAP.

Rio Tinto’s Industrial Minerals group produces borates, talc, industrial salt, and titanium dioxide feedstock. It is a global leader in the supply and science of these products. Beginning in 2006, Rio Tinto Borax, Luzenac Talc and Dampier Salt are combining their management and systems to form a new organisation, Rio Tinto Minerals. Together with Rio Tinto Iron & Titanium, the two will form the Industrial Minerals product group effective in 2007.
     At 31 December 2005, Industrial Minerals accounted for 14 per cent of the Group’s operating assets and contributed approximately 12 per cent of Rio Tinto’s gross turnover and four per cent of underlying earnings in 2005. Approximately 7,000 people were employed in 2005.
     Andrew Mackenzie, chief executive Industrial Minerals, is based in London.

FINANCIAL PERFORMANCE
2005 compared with 2004
Industrial Minerals’ contribution to 2005 underlying earnings was US$187 million, 23 per cent lower than in 2004, reflecting significant one-off costs of US$42 million after tax, including provision for restructuring in relation to the formation of Rio Tinto Minerals. There were also increased energy and distribution costs at all business units. Dampier Salt and Rio Tinto Iron & Titanium incurred high initial operating costs for commissioning of a new plant and the upgraded titanium slag (UGS) expansion respectively. Rio Tinto Iron and Titanium also incurred a tax expense of US$13 million resulting from a change in the tax rate for QIT-Fer et Titane in Quebec.
     Rio Tinto Borax’s earnings were 48 per cent lower at US$48 million. The borates business was impacted by lower sales volumes and increasing energy and distribution costs. Rio Tinto Borax also incurred a one-off restructuring cost of US$12 million after tax in relation to the formation of Rio Tinto Minerals.
     Rio Tinto Iron & Titanium earnings at US$128 million were ten per cent higher than in 2004. Strong price performance across all products, combined with increased volumes and strict cost performance at Richards Bay Minerals led to this strong performance.

RIO TINTO MINERALS
Rio Tinto Borax (Rio Tinto: 100 per cent)
Rio Tinto Borax’s Boron mine in California’s Mojave Desert is the world’s largest borate mine by volume. Borates are used in the US for vitreous applications, such as fibreglass, glass wool, high temperature glasses and enamels. The perborate industry, a major market in Europe, uses borates as bleach in detergents. Other uses include ceramics, fertilisers, flame retardants, wood preservatives and corrosion inhibitors.
     Rio Tinto Borax’s US and UK research laboratories provide technical support and participate in collaborative projects with customers.

2005 operating performance
Production volumes were steady at 560,000 tonnes. Sales volumes were three per cent lower than 2004, in both North America and Europe as a result of increased competition and economic slowing. However, the borate markets continue to benefit from a robust North American housing market, a strong thin film transistor (TFT) liquid crystal display (LCD) market in Asia and the continued penetration of borates used for wood preservation. Hurricanes Katrina and Rita further weakened North American sales performance during the second half as customer’s product supply chains were disrupted. In some cases production lines were dedicated entirely to non-borate containing building materials in order to maximize throughput and provide assistance during the relief efforts.
     An approximate 30,000 tonne expansion of the boric acid plant at Boron (about ten per cent of current capacity) was completed in May 2005 on time and under budget, delivering planned throughput. A further 56,000 tonnes increase is under construction. This project is on plan and on budget with a planned start up date of the end of the second quarter of 2006.

Luzenac Group (Rio Tinto: 100 per cent)
The Luzenac Group operates talc mines, including the world’s largest, in south west France, and processing facilities in Australia, Austria, Belgium, Canada, France, Italy, Japan, Mexico, Spain, the UK and the US. Rio Tinto acquired the last remaining Luzenac shareholding during 2005, taking its ownership from 99.9 per cent to 100 per cent.
     Luzenac products are used internationally. Principal uses are in paper, paints, cosmetics, ceramics, agricultural and plastics industries.

2005 operating performance
Luzenac made a US$3 million loss in 2005 as a result of a US$18 million provision taken in relation to restructuring costs on the formation of Rio Tinto Minerals. Luzenac’s production in 2005 was two per cent lower than 2004 at 1.41 million tonnes.
     Likewise sales volumes were slightly lower than 2004, while prices showed a slight improvement.

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Dampier Salt (Rio Tinto: 64.9 per cent)
Dampier Salt is the world’s largest salt exporter. It produces industrial salt by solar evaporation at Dampier, Port Hedland and Lake MacLeod, where it also mines gypsum, in Western Australia.
     The chemical industry in Asia is the principal customer for Dampier’s salt while gypsum’s main use is in wallboard and cement manufacture.

2005 operating performance
Dampier Salt’s earnings in 2005 were US$14 million, slightly above 2004 earnings of US$13 million. While trading conditions were improved through higher volumes, earnings were impacted by difficulties during the commissioning of a new process plant at Dampier and escalating costs in north western Australia. Salt production was 15 per cent higher than in 2004, at 8.5 million tonnes (Rio Tinto share: 5.5 million tonnes).

RIO TINTO IRON & TITANIUM (Rio Tinto: 100 per cent)
Rio Tinto Iron & Titanium (RIT) comprises the wholly owned QIT-Fer et Titane (QIT) in Quebec, Canada and the 50 per cent interest in Richards Bay Minerals (RBM) in KwaZulu-Natal, South Africa. Both produce titanium dioxide feedstock used by customers to manufacture pigments for paints and surface coatings, plastics and paper, as well as iron and zircon co-products.
     QIT’s proprietary process technology enables it to supply both the sulphate and chloride pigment manufacturing methods. Its upgraded slag (UGS) plant supplies the growing chloride sector and is designed for expansion in line with demand up to a capacity of 600,000 tonnes per year. During 2005 RIT delivered an expansion of its UGS plant to 325,000 tonnes per annum, and announced a further expansion to 375,000 tonnes which will be delivered in 2006.
     RBM’s ilmenite has a low alkali content which makes its feedstock suitable for the chloride pigment process. RBM has the capacity to produce one million tonnes of feedstock annually.

2005 operating performance
Production disruptions induced by hurricanes in the US gulf coast tightened supply, allowing pigment prices to increase throughout 2005, a factor in RIT’s strong performance. Market conditions remained tight for chloride feedstocks, as chloride pigment plants continued to run at high utilisation rates.
     Demand for very high grade feedstock products, such as QIT’s upgraded titanium slag, remained strong. Sulphate markets continued to remain soft. Market conditions for RIT’s iron and steel co-products remained strong in the first half of 2005 but fell in May as scrap prices declined due to weakening global demand and higher Chinese pig iron exports. Prices stabilised after September.
     Zircon prices continued to increase in 2005, as markets continued to get stronger, reflecting a very tight global supply and demand balance. Zircon production was 16 per cent higher than in 2004. Titanium dioxide feedstock production was ten per cent higher than in 2004, principally due to RBM’s contribution which reflected the return to full production of a furnace. Likewise, upgraded titanium slag production was 15 per cent higher than in 2004 due to the UGS expansion,

INDUSTRIAL MINERALS GROUP PROJECTS
QIT Madagascar Minerals (Rio Tinto: 80 per cent)
RIT manages QIT Madagascar Minerals (QMM), in which an agency of the Government of Madagascar has a 20 per cent interest. QMM was formed to evaluate large mineral sand deposits in the south east of Madagascar.
     In 2005 Rio Tinto announced the approval of a US$775 million titanium dioxide project. The project comprises a US$585 million mineral sands operation and port in Madagascar and a US$190 million upgrade of Rio Tinto’s ilmenite facilities in Canada. First production from the operation in the Fort Dauphin region is expected in late 2008 and the initial capacity will be 750,000 tonnes per year of ilmenite.

     The ilmenite will be smelted at Rio Tinto’s facilities at Sorel in Quebec. This will require an upgrade of storage and handling facilities as well as their associated ancillary services. With a grade of 60 per cent titanium dioxide, the Madagascar orebody is the largest known undeveloped high grade ilmenite deposit. It has an expected mine life of 40 years and will supply a new, high quality chloride slag with 91 per cent titanium dioxide content to meet long term demand for titanium dioxide by the pigment industry.
     A deep sea multi-use public port at Ehoala, near the town of Fort Dauphin, will be an important component of the project. The mine will be a key initial customer, providing the base load to help establish the port. Over time, it is expected the port will make an important contribution to economic development of the region.
     The Government of Madagascar has agreed to contribute US$35 million to the establishment of the port, as part of its Growth Poles Project funded by the World Bank. QMM will manage the port operations. At the end of the life of the mine, the port will fall under the responsibility and control of the Government of Madagascar.
     Extensive engagement and consultation with the Government of Madagascar and local people and leaders has taken place over many years. The World Bank is involved in a development role and NGOs, including the Royal Botanic Gardens Kew and Missouri Botanical Gardens, have been involved in planning environmental and conservation strategies.

Potasio Rio Colorado S.A. (Rio Tinto: 100 per cent)
Rio Tinto has exercised its option to acquire 100 per cent of Potasio Rio Colorado S.A. and take ownership of the potash project it has been evaluating since 2003.
     The decision to exercise the option early was based on the positive results of evaluation work to date. The resource is large scale and of high mineralogical and structural quality and consistency. However, much work remains to be done before Rio Tinto makes a decision to take the project into production.
     Assuming positive progress of the project, it is expected that a final feasibility study will be completed by the end of 2006 and subject to the outcome, development could take place from early 2007 with first production in the middle of 2009. Production volumes currently being evaluated are in the range of 1.6 to 2.4 million tonnes per annum.

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2005	OPERATIONAL REVIEW

Aluminium group

Weipa bauxite (Rio Tinto share) million tonnes MINED	Weipa bauxite (Rio Tinto share) million tonnes RESERVES

Alumina (Rio Tinto share) ’000 tonnes PRODUCTION	Aluminium (Rio Tinto share) ’000 tonnes PRODUCTION

Rio Tinto Aluminium Underlying/adjusted earnings contribution* US$m

*For all years the amounts presented exclude net interest and other centrally reported items. A reconciliation with net earnings for 2004 and 2005 is set out on page 106. Product group earnings for 2004 and 2005 are based on underlying earnings as determined under IFRS. For 2001, 2002 and 2003, they are based on adjusted earnings, as determined under UK GAAP.

Rio Tinto Aluminium (RTA) is made up of Rio Tinto’s wholly owned, integrated aluminium subsidiary, Comalco, and its 51 per cent share in Anglesey Aluminium.
     At 31 December 2005, the Aluminium group accounted for 21 per cent of Rio Tinto’s operating assets and in 2005 contributed 13 per cent of Group gross turnover and eight per cent of underlying earnings.
     Oscar Groeneveld, chief executive Aluminium, is based in Brisbane, Australia.

FINANCIAL PERFORMANCE
2005 compared with 2004
RTA’s contribution to 2005 underlying earnings was US$392 million, an increase of 18 per cent.
     Stronger aluminium prices increased earnings by US$106 million with the average aluminium price in 2005 at 86 US cents per pound compared with 78 US cents per pound in 2004. The effect of the weakening US currency reduced Aluminium’s earnings by US$34 million.

Rio Tinto Aluminium (Rio Tinto: 100 per cent)
Rio Tinto Aluminium (RTA) is a major supplier of bauxite, alumina and primary aluminium to world markets. It employs about 4,300 people.
     RTA has a large, wholly owned bauxite mine at Weipa on Cape York Peninsula, Queensland. A US$150 million mine expansion was completed on time to supply the bauxite requirements of the Comalco Alumina Refinery. Approximately 90 per cent of the bauxite from Weipa is shipped to alumina refineries at Gladstone, Queensland, and Sardinia, Italy.
     Construction of the first stage of the wholly owned Comalco Alumina Refinery at Gladstone in Queensland was completed in late 2004, ahead of schedule and close to the budget of US$750 million. Rated capacity is expected to be reached by the end of 2006. There is potential for capacity to be increased to over four million tonnes. The majority of the refinery’s Stage One output will go into RTA smelters. The balance will be placed in the traded alumina market. The refinery enables RTA to add further value to the Weipa bauxite deposit and strengthen both RTA’s and Australia’s positions in the world alumina market.
     RTA owns 38.6 per cent of Queensland Alumina Limited in Gladstone, the world’s largest alumina refinery in terms of production and also owns 56.2 per cent of the Eurallumina refinery in Sardinia, Italy. RTA’s primary aluminium is produced by smelters at Boyne Island at Gladstone (59.4 per cent), Bell Bay (100 per cent) in Tasmania, Tiwai Point (79.4 per cent) in New Zealand and Anglesey Aluminium (51 per cent) in Wales, UK.
     In 2003, Comalco signed a long term alumina supply agreement with Norsk Hydro, to supply 300,000 tonnes of alumina in 2005 and then 500,000 tonnes of alumina per year for more than 20 years. This agreement underpins the investment in the Comalco Alumina Refinery.

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OPERATIONAL REVIEW	2005

Operational review continued

2005 operating performance
Bauxite production at Weipa reached record levels in 2005 at 15.5 million tonnes, 22 per cent higher than in 2004. This was due to the successful commissioning of the first stage of Project NeWeipa, which led to increased production from both the East Weipa and Andoom mines.
     Weipa bauxite shipments increased 22 per cent, to 15.0 million tonnes.
     Rio Tinto’s share of alumina production for 2005 was 33 per cent higher than 2004. Comalco Alumina Refinery produced 835,000 tonnes as efforts continued to improve the reliability of the pumps feeding the digestion circuit. QAL production increased by five per cent compared to 2004, a record production for the refinery. Eurallumina production increased one per cent over 2004 levels.
     RTA’s share of aluminium production from its four smelters, at 854,000 tonnes, was 17,000 tonnes above 2004 production. Attributable metal shipments for 2005 were 859,000 tonnes, an increase of 18,000 tonnes, and went to primarily Japan, Korea, Australia, South East Asia and Europe.

ALUMINIUM GROUP PROJECTS
Weipa mine expansion (Rio Tinto 100 per cent)
In 2005, RTA continued to invest in the Weipa bauxite mine to underpin the 2004 expansion to a simultaneous mining operation. This investment included replacing the existing power station with a new US$40 million 26 megawatt power station. The new power station will service the mining operation and surrounding communities. The other major expenditure at Weipa was on a second US$60 million shiploader to ensure reliability of bauxite supply to customers. A further US$19 million was spent on additional tailings storage for the Andoom mine.

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2005	OPERATIONAL REVIEW

Copper group

Copper (Rio Tinto share) ’000 tonnes MINED	Copper (Rio Tinto share) ’000 tonnes RESERVES

Copper (Rio Tinto share) ’000 tonnes REFINED	Copper Underlying/adjusted earnings contribution* US$m

*For all years the amounts presented exclude net interest and other centrally reported items. A reconciliation with net earnings for 2004 and 2005 is set out on page 106. Product group earnings for 2004 and 2005 are based on underlying earnings as determined under IFRS. For 2001, 2002 and 2003, they are based on adjusted earnings, as determined under UK GAAP.

Gold (Rio Tinto share) ’000 ounces MINED	Gold (Rio Tinto share) ’000 ounces RESERVES

Other	Copper group

Rio Tinto’s Copper group comprises Kennecott Utah Copper in the US and interests in the copper mines of Escondida in Chile, Grasberg in Indonesia, Northparkes in Australia, Palabora in South Africa, and the Resolution Copper project in the US. The group also has management responsibility for Kennecott Minerals Company in the US.
     At 31 December 2005, the Copper group, which also produces gold and molybdenum as significant by-products, accounted for 17 per cent of the Group’s operating assets and, in 2005, contributed approximately 23 per cent of Rio Tinto’s gross turnover, of which 61 per cent was from copper, 20 per cent from molybdenum and the remainder mostly from gold. It accounted for 41 per cent of underlying earnings in 2005.
     Tom Albanese, chief executive Copper and Exploration, is based in London.

FINANCIAL PERFORMANCE
2005 compared with 2004
The Copper group’s contribution to underlying earnings was US$2,020 million, US$1,160 million higher than in 2004. The average price of copper was 166 US cents per pound compared to 130 US cents in 2004. The average price of molybdenum was US$30.70 per pound compared to US$14.60 per pound in 2004. The average gold price of US$444 per ounce increased by nine per cent.
     Kennecott Utah Copper’s contribution to underlying earnings of US$1,037 million compared with US$311 million in 2004. Molybdenum production was significantly increased due to a refocus of the mine plan in response to significantly higher molybdenum prices.
     Rio Tinto’s share of underlying earnings from Escondida increased by US$196 million to US$602 million. Mined production of copper was up five per cent.
     The underlying earnings contribution from the Grasberg joint venture increased by US$200 million to US$232 million chiefly as a result of the continuation of full production after the material slippage in October 2003.
     Palabora recorded a profit of US$19 million in 2005 due to improved performance of underground production.

Kennecott Utah Copper (Rio Tinto: 100 per cent)
Kennecott Utah Copper (KUC) operates the Bingham Canyon mine, Copperton concentrator and Garfield smelter complex, near Salt Lake City, US.
     KUC supplies more than ten per cent of annual US refined copper requirements and employs approximately 1,600 people.
     KUC provides some management services to the wholly owned Barneys Canyon gold mine due to its proximity to Bingham Canyon. Mining and milling at Barneys Canyon ended in 2001 and gold production will cease after 2006. The operation employs about 20 people.

2005 operating performance
Performance in 2005 was dominated by molybdenum prices and production, which was achieved with some sacrifice of copper concentrate production. In order to take advantage of the strong market for molybdenum, mine production was optimised and an expansion of the molybdenum plant, which is designed to increase recoveries, was completed in June 2005. Molybdenum production was 130 per cent higher than in 2004. The focus on maximising molybdenum production enhanced overall margins notwithstanding a rise in associated costs.
     Refined copper production was six per cent lower than in 2004. In addition to the lower copper grades as a result of optimising molybdenum production, production was also affected by a 17 day planned smelter maintenance shutdown. A further 45 day shutdown is planned for the second half of 2006, drawing on lessons learned from the successful shutdown in 2005.
     A project to enlarge the Bingham Canyon open pit was approved in February 2005. The East 1 pushback is expected to extend the life of the open pit to 2017. Capital expenditure on the project is budgeted to be US$100 million for mine facilities, a concentrator upgrade and mobile

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equipment, and US$70 million after 2008 for the relocation of the in pit crusher and dewatering facilities. Mine development options from 2017 will be reviewed in the context of the decision to proceed with the East 1 pushback, and include various open pit and underground alternatives.

Principal operating statistics at KUC 2003 – 2005
	2003	2004	2005

Rock mined (’000 tonnes)	135,204	129,196	140,906
Ore milled (’000 tonnes)	46,105	45,712	46,664
Head grades:
Copper (%)	0.67	0.63	0.53
Gold (g/t)	0.29	0.29	0.37
Silver (g/t)	3.02	3.04	3.23
Molybdenum (%)	0.027	0.033	0.058
Copper concentrates produced (’000 tonnes)	1,147	1,106	881
Production of metals in copper concentrates
Copper (’000 tonnes)	281.8	263.7	220.6
Gold (’000 ounces)	305	308	401
Silver (’000 ounces)	3,548	3,584	3,958
Molybdenum concentrates produced (’000 tonnes)	8.8	12.9	29.5
Contained molybdenum (’000 tonnes)	4.6	6.8	15.6
Concentrate smelted on site (’000 tonnes)	1,060	1,098	1,042
Production of refined metals
Copper (’000 tonnes)	230.6	246.7	232.0
Gold (’000 ounces)	308	300	369
Silver (’000 ounces)	2,963	3,344	3,538

Grasberg joint venture (Rio Tinto: 40 per cent)
Grasberg, in Papua, Indonesia, is one of the world’s largest copper and gold mines in terms of reserves and production. It is owned and operated by Freeport Indonesia (PTFI), the principal and 91 per cent owned subsidiary of the US based Freeport-McMoRan Copper & Gold Inc. (FCX).
     To meet the mine’s social obligations to local communities, at least one per cent of Grasberg’s net sales revenues are committed to support village based programmes. In addition, two new trust funds were established in 2001 in recognition of the traditional land rights of the local Amungme and Komoro tribes. In 2005, PTFI contributed US$36 million (net of Rio Tinto portion) and Rio Tinto US$7 million in total to the funds.
     As a result of training and educational programmes, Papuans represented more than a quarter of PTFI’s approximately 9,000 workforce by the end of 2005.

2005 operating performance
Production in 2005 was significantly above 2004 when resources were dedicated to recovery from the 2003 material slippage. In 2005, Rio Tinto’s share of production was calculated using the adjusted joint venture allocation, known as the metal strip, which was agreed upon in December 2004, subject to certain production targets being met by PTFI. As production from Grasberg fell short of the agreed targets, Rio Tinto received an additional 8,500 tonnes of copper as an increased allocation in December 2005.

Principal operating statistics for PTFI 2003-2005
	2003	2004	2005

Ore milled (’000 tonnes)	74,103	67,750	78,907
Head grades:
Copper (%)	1.09	0.87	1.13
Gold (g/t)	1.54	0.88	1.65
Silver (g/t)	4.03	3.85	4.88
Production of metals in concentrates
Copper (’000 tonnes)	715.8	516.4	793.9
Gold (’000 ounces)	3,262	1,584	3,546
Silver (’000 ounces)	6,474	5,037	7,531

Escondida (Rio Tinto: 30 per cent)
The low cost Escondida copper mine in Chile is one of the largest copper mines in the world by annual production, with a mine life expected to exceed 30 years. The mine accounts for approximately eight percent of world primary copper production. BHP Billiton owns 57.5 percent of Escondida and is the operator and product sales agent.
     The Escondida district hosts two of the largest porphyry copper deposit systems in the world – Escondida and Escondida Norte, located five kilometres from Escondida. Norte is expected to provide mill feed to maintain capacity at Escondida above 1.2 million tonnes per annum of copper in concentrate and cathode to the end of 2008 as existing Escondida mine grades decline. First production from Norte occurred in the fourth quarter of 2005 with the ramp up exceeding initial expectations. Low grade sulphide ore is currently being stockpiled for processing in a bioleaching facility that is currently under construction. The sulphide leach project involves the use of bacteria to leach copper from sulphide ores that would otherwise be discarded as waste. The project will produce 180,000 tonnes (Rio Tinto share 54,000 tonnes) of copper cathode metal per annum for more than 25 years. Initial cathode production is planned for the second half of 2006.
     Escondida employs approximately 2,800 people directly, together with a similar number of contractor personnel.

2005 operating performance
Escondida’s mined copper production was five per cent higher than in 2004 largely due to higher milling rates at both concentrators. Ore delivery from Norte commenced in October and the harder composition of ore did not result in reduced milling rates as previously expected. Overall, Escondida ore tonnes milled were four per cent higher. Cathode production was five per cent lower than in 2004 due to lower grade oxide ore from unexpected high content of clay.

Principal operating statistics at Escondida 2003-2005
	2003	2004	2005

Rock mined (’000 tonnes)	300,386	377,356	359,569
Ore milled (’000 tonnes)	70,347	82,378	86,054
Head grade:
Copper (%)	1.43	1.51	1.53
Production of metals in concentrates
Copper (’000 tonnes)	847	1,046	1,127
Gold (’000 ounces)	184	217	183
Silver (’000 ounces)	4,728	5,747	6,565
Copper cathode (’000 tonnes)	147.6	152.1	143.9

Palabora (Rio Tinto: 47.2 per cent)
Palabora Mining Company (Palabora) is a publicly listed company on the Johannesburg Stock Exchange and operates a mine and smelter complex in South Africa.
     Palabora has developed a US$465 million underground mine with a planned production rate of at least 30,000 tonnes per day of ore. Approximately 700,000 tonnes of copper are expected to be produced over the remaining life of the mine.
     Palabora supplies most of South Africa’s copper needs and exports the balance. It employs approximately 1,800 people and labour agreements are negotiated annually.

2005 operating performance
Palabora recorded a net profit of US$19 million compared with net loss of US$21 million in 2004. Underground production for the year averaged 27,500 tonnes per day which is 16 per cent higher than 2004.
Production rates peaked in the month of May at 32,000 tonnes per day after the introduction of an employee productivity scheme. The average annual production fell short of the target of 30,000 tonnes per day due to industrial action later in the year and maintenance issues on the north winder earlier in the year. The average ore grade was 0.72 per cent compared to 0.74 per cent in 2004.

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OPERATIONAL REVIEW	2005

     As a result of mine production shortfalls and lower grades, concentrate production had to be supplemented by purchases of concentrate material to optimise smelter throughput. Palabora will continue to purchase concentrates to supplement the smelter as capacity exceeds the mine output.
     In August, Palabora finalised its lending facilities and entered into hedge contracts which were required as part of the refinancing. Forward pricing contracts have been put in place representing 60 per cent of the budgeted underground production for the first three years and 30 per cent in the remaining five years of the loan facility.
     In 2004, Palabora suffered a provision for asset impairment of US$161 million after tax and outside shareholders’ interests. This was excluded from underlying earnings.

Principal operating statistics at Palabora 2003-2005
	2003	2004	2005

Ore milled (’000 tonnes)	11,415	8,657	9,536
Head grade:
Copper (%)	0.59	0.74	0.72
Copper concentrates produced (’000 tonnes)	163.3	187.7	197.1
Contained copper (’000 tonnes)	52.4	54.4	61.2
New concentrates smelted on site (’000 tonnes)	267.6	253.4	304.4
Refined copper produced (’000 tonnes)	73.4	67.5	80.3

Northparkes (Rio Tinto: 80 per cent)
Rio Tinto’s interest in the Northparkes copper-gold mine resulted from the acquisition of North Ltd. Northparkes is a joint venture with the Sumitomo Group (20 per cent).
     Following an initial open pit operation at Northparkes in central New South Wales, Australia, underground block cave mining has been undertaken since 1997. With present and future developments, the operation has an expected life of 13 years at current production rates.
     The copper concentrate produced is shipped under long term contracts that provide for periodic negotiation of certain charges, as well as spot sales, to smelters in Japan (67 per cent), China (17 per cent) and other countries (16 per cent).
     Northparkes employs approximately 150 people together with 140 permanent contractors.

2005 operating performance
The year saw a full year’s production from the Lift 2 block cave and the cessation of mining from the open cut, which was used as additional feed during the ramp up of Lift 2. Underground production continued to ramp up, exceeding nameplate capacity in June. Better cave fragmentation and grades contributed to 80 per cent higher copper production in 2005.
Principal operating statistics at Northparkes 2003-2005
	2003	2004	2005

Ore milled (’000 tonnes)	5,168	5,008	5,453
Head grade:
Copper (%)	0.67	0.79	1.12
Gold (g/t)	0.44	0.66	0.46
Production of contained metals
Copper (’000 tonnes)	27.1	30.0	54.0
Gold (’000 ounces)	48.6	79.4	57.0

KENNECOTT MINERALS (Rio Tinto: 100 per cent)
Kennecott Minerals in the US manages the Greens Creek mine (Rio Tinto: 70 per cent) on Admiralty Island in Alaska which produces gold, silver, zinc and lead. The Rawhide mine (Rio Tinto: 51 per cent) in Nevada produces gold and silver by leaching since mining operations ceased in 2002. Reclamation work is well advanced. Kennecott Minerals also owns the Group’s interest in the Cortez gold mine (Rio Tinto: 40 per cent), also in Nevada.
     Kennecott Minerals employs approximately 300 people, excluding employees of non managed operations.

2005 operating performance
Net earnings of US$73 million were US$9 million below 2004 reflecting lower production from lower grades at Cortez as mining of the current Pipeline deposit approaches the end of its life.
     At Greens Creek mill throughput was 11 per cent lower than in 2004, however with variation in head grades, silver production was equal to 2004 production, and zinc production was 16 per cent lower than in 2004. The focus at Greens Creek in the second half of the year was on mine rehabilitation work in the main underground infrastructure, resulting in the lower throughput for the year.

COPPER GROUP PROJECTS
Resolution (Rio Tinto: 55 per cent)
The Resolution project is situated in Arizona, US, in the area of the depleted Magma (Superior) copper mine. In 2001, an agreement was signed with BHP Billiton Base Metals which allowed Rio Tinto to earn a 55 per cent interest in the project by spending US$25 million over six years. Rio Tinto completed earning its 55 per cent interest in the project in early 2004. In June 2005, approval was granted to evaluate options for accelerating exploration shaft development. This is currently planned to begin in 2006. Significant value will be added to the project if a land exchange programme is successful, allowing extension of the ore body into adjacent land. The Act supporting the land exchange was introduced in the US House of Representatives and the Senate in May 2005 and approval by Congress is anticipated in 2006.

Cortez Hills (Rio Tinto: 40 per cent)
Rio Tinto holds a 40 per cent interest in the Cortez gold mine, a joint venture with Placer Dome. The mine is located in northeastern Nevada, US, and the associated area of interest includes the Cortez Hills deposit, discovered in 2003 which contains proved and probable reserves of 7.5 million ounces of gold. A feasibility study is in progress to determine the optimum sequencing for development of the deposits within the Cortez area of interest. It is anticipated that operating permits for Cortez Hills will be obtained in 2006, with initial gold production occurring in mid 2007.

Eagle (Rio Tinto: 100 per cent)
The Eagle project is a small tonnage, high grade nickel deposit located in Michigan, US, for which Kennecott Minerals has commissioned a prefeasibility study. Permitting approvals are underway.

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Diamonds group

Diamonds (Rio Tinto share) ’000 carats MINED	Diamonds (Rio Tinto share) ’000 carats RESERVES	Diamonds Underlying/adjusted earnings contribution* US$m

*For all years the amounts presented exclude net interest and other centrally reported items. A reconciliation with net earnings for 2004 and 2005 is set out on page 106. Product group earnings for 2004 and 2005 are based on underlying earnings as determined under IFRS. For 2001, 2002 and 2003, they are based on adjusted earnings, as determined under UK GAAP.

The Diamonds product group comprises Rio Tinto’s 60 per cent interest in the Diavik Diamonds mine in Canada, the wholly owned Argyle mine in Australia, Rio Tinto’s 78 per cent interest in the Murowa mine in Zimbabwe and diamond sales and representative offices in Belgium and India.
     The group’s focus is the mining, recovery and sale of rough natural diamonds. In keeping with Rio Tinto’s values, the group is a leading proponent of the Kimberley Process and driver of programmes such as the Business Excellence Model and partnerships like the Council for Responsible Jewellery Practices to ensure suppliers, partners and customers operate to acceptable standards of social and environmental responsibility. Rio Tinto sells its diamonds through its marketing arm, Rio Tinto Diamonds, according to a strict chain of custody process allowing the sale of diamonds according to their mine source in order to gain the benefits of origin.
     At 31 December 2005, Diamonds accounted for seven per cent of the Group’s operating assets and, in 2005, contributed five per cent of Rio Tinto’s gross turnover and six per cent of underlying earnings.
     Keith Johnson, chief executive, Diamonds, is based in London.

FINANCIAL PERFORMANCE 2005
compared with 2004
Diamonds contributed US$281 million to underlying earnings, an increase of US$93 million from 2004, assisted by a strong diamond market and the solid performance by Argyle, Diavik and Murowa.
     The rough diamond market remained strong for most of 2005 with the Rio Tinto product offering in great demand. Seasonal softening toward the end of the year was mainly due to holidays and festivals in the key customer markets.
     Prices for polished diamonds increased in 2005, with the majority of gains made in the first half of the year. Strongest demand was seen in the product types in shortest supply. This included large diamonds greater than two carats in size with better colour and quality, and the smaller diamond segments.

Diavik Diamonds (Rio Tinto: 60 per cent)
Diavik Diamond Mines (DDMI) owns Rio Tinto’s interest in and manages the unincorporated Diavik Diamonds joint venture in the Northwest Territories of Canada.

     Construction was completed in 2003 with production first commencing in January 2003. Since then the project has exceeded expectations. Open pit mining is expected to continue mainly from A154S and subsequently A418 well beyond 2010.
     In late 2004 the board approved the US$190 million construction cost of a dike around the A418 kimberlite to enable open pit mining beneath the lake bed. The board also approved the commencement of a study into the feasibility of underground mining of the A154N, A154S and A418 kimberlites. This study includes the development of a 3.3 kilometre exploratory decline, at an estimated cost of US$75 million.

2005 operating performance
Underlying earnings were US$143 million, US$4 million below 2004. Sales of Diavik diamonds continued to attract a high level of interest with prices remaining steady.
     Production in 2005 exceeded that in 2004 with good operational and plant performance achieving a new volume record. Ore blending strategies were employed to increase throughput which allowed the process plant to comfortably exceed design capacity on a consistent basis. Grades also steadily improved as mining continued deeper into the orebody, improving understanding of the resource.
     A strategic planning and development team, separate from mine operations, was formed to carry out the study on how best to extend the life of the Diavik operation underground and oversee the development of the A418 dike and exploratory decline. Construction of the dike progressed ahead of schedule with the barrier being closed off in October. Work on the dike followed by pre-stripping of the lake bottom will continue into 2008 before open pit mining on the A418 kimberlite can commence. Construction of the exploratory decline also commenced during the year with close to one kilometre of tunnel developed. The underground study proceeded on schedule.
     Bulk sampling of the A21 kimberlite commenced to determine whether the resource should be reclassified as a reserve and feature in the Diavik mine plan. This work is expected to be completed in 2006.
     In 2005, there were approximately 350 employees and an equal number of contracted employees. Approximately one third of Diavik’s 700 workforce is made up of indigenous people.

Argyle (Rio Tinto: 100 per cent)
Rio Tinto owns and operates the Argyle diamond mine in Western Australia.
     Production from Argyle’s AK1 open pit mine, is expected to continue until 2008.
     In late 2005 the Rio Tinto board approved the development of an underground block cave mine under the AK1 open pit. It also approved an open pit cutback on the Northern Bowl to facilitate the transition from open pit to underground mining. The capital cost of the underground mine is expected to be US$760 million, and the cutback US$150 million. The work is planned to extend the life of the Argyle operation to 2018. Construction started in February 2006 and development work associated with the exploratory decline will continue.

2005 operating performance
Underlying earnings of US$117 million were US$77 million higher than in 2004. Diamond production for 2005 was 48 per cent higher with 30.5 million carats produced. Performance improved considerably over 2004 even though tight mining conditions prevailed as a result of the deepening open pit and a highly competitive labour market.
     Argyle celebrated the signing of the Argyle Participation Agreement in June 2005 ensuring mining’s contribution to sustainable livelihoods locally. The agreement was signed with the indigenous traditional owners and the Kimberley Land Council. More than 600 visitors, including the governor general of Australia and the premier of Western Australia, attended the ceremony.
     In 2005, there were approximately 800 employees and 250 contractors. One quarter of Argyle’s approximately 1,050 workforce is made up of indigenous people.

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Murowa (Rio Tinto: 77.8 per cent)
Production at Murowa commenced in late 2004 after US$11 million was spent on constructing a 200,000 tonnes per year plant and supporting infrastructure.
     The small scale Murowa operation is focused on 1.3 million tonnes of weathered material containing 140,000 tonnes of enriched ore. This operation reduced the initial investment required so as to allow confirmation of marketing and regulatory arrangements prior to expansion. Chain of custody safeguards put in place at the commencement of production have performed without incident. Zimbabwe is a signatory of the Kimberley Process.

2005 operating performance
Underlying earnings were US$21 million. The product was well received on the market with prices exceeding expectations.
     A small modification was made to the front end of the Murowa plant in mid-2005 to increase throughput rates. This modification saw production for the year exceed targets.
     A high level order of magnitude study looking at expansion options was completed.
     In 2005, there were 81 employees and 142 contractors.

Improving performance together
Rio Tinto has embarked on a new phase of business improvement it has called Improving performance together. Led by Keith Johnson in addition to his role as chief executive, Diamonds, this is a set of internal initiatives to enhance collaboration across all of Rio Tinto’s businesses to deliver additional value.
     The initiatives build on the Group’s existing strengths in core areas such as mining, processing, marketing and asset management. They also look at fundamental processes such as investment opportunity generation, planning, information technology and how key Groupwide functions are organised.
     By tapping into the expertise of employees worldwide, the Group is systematically identifying where already high standards of performance can be further improved and where they should be replicated.
     The work began in 2005 and is gaining momentum in 2006 as projects are introduced at key sites and lessons learned are shared between operations. Tangible results are already being recorded that open up exciting opportunities. To embed the improvements being brought about, refinements are being made to the way the Group is organised, so that the Group works together more closely.
     Improving performance together aims to ensure that Rio Tinto maximises value creation whatever the market conditions.

Other operations

Lihir (Rio Tinto: 0 per cent)
Rio Tinto relinquished management control of the Lihir mine in Papua New Guinea in September and in November entered into contracts to sell its 14.46 per cent shareholding for approximately US$295 million. The shares were sold at a price of A$2.15 per share.

Kelian (Rio Tinto: 90 per cent)
Kelian Equatorial Mining (Kelian) operated an open pit gold mine in East Kalimantan, Indonesia. Mining ceased in 2003 with production from stockpiled ore completed in early 2005. A mine closure consultative process was completed in 2003 with stakeholders agreeing on the key mine closure directions. Work is continuing on mine closure activities. Settlement of compensation claims under a 2001 agreement are substantially complete and a number of programmes are in place to provide sustainable solutions for local communities and former employees after closure.

2005 operating performance
Rio Tinto’s share of Kelian’s production from processing stockpiles was 38,380 ounces of gold in 2005.

Sari Gunay (Rio Tinto: 70 per cent)
The Sari Gunay gold project in Kordestan province in western Iran progressed from the prefeasibility stage to the feasibility study phase. A bankable feasiblility study is expected to be presented to senior management for a decision in 2006 as to whether to proceed to the development stage.

Kennecott Land (Rio Tinto: 100 per cent)
Kennecott Land was established in 2001 to capture value from the non mining land and water rights assets of Kennecott Utah Copper. The Kennecott Land holdings are around 53 per cent of remaining undeveloped land in the Utah’s Salt Lake Valley. Approximately 16,000 hectares of the 37,200 hectares owned is developable land and is all within 20 miles (32km) of downtown Salt Lake City.
     The initial Daybreak community encompasses 1,800 hectares and is entitled to develop nearly 14,000 residential units and nine million square feet of commercial space. Kennecott Land develops the required infrastructure and prepares the land for sale to home builders. The project is well advanced with 800 home sales since opening in June 2004. At full build out, the community will house 30,000 to 40,000 residents. Revenues in 2005 exceeded US$30 million.
     Kennecott Land is in the process of securing development rights from Salt Lake County for the remaining landholdings. Current development potential for this land is over 150,000 residential units and 50 million square feet of commercial space. Securing entitlement is a long term public process that will culminate in a plan submitted for approval by the Salt Lake County Council during the next one to two years.

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2005	OPERATIONAL REVIEW

Operational review continued

Exploration group

Rio Tinto Exploration seeks to discover or identify mineral resources that will contribute to the growth of the Rio Tinto Group. The discovery of new resources is essential to replace deposits as they are mined and to help meet the increasing global demand for minerals and metals.
     The Exploration group is opportunistic in approach and its resources are deployed on projects that show the best chance of delivering a world class deposit to Rio Tinto. Mineral exploration is a high risk activity. Rio Tinto’s statistics show that an average of only one in 350 mineral prospects that are drill tested result in a mine for the Group. Rio Tinto believes in having a critical mass of projects, selected through a rigorous process of prioritisation.
     The Exploration group is organised into four geographically based teams for North America, South America, Australasia and Africa/Europe and a fifth team that looks for industrial minerals on a global basis. Additionally, a small focused project generation team covers the world for new opportunities.
     At the end of 2005, Rio Tinto was exploring in 30 countries for a broad range of commodities including copper, diamonds, nickel, industrial minerals, bauxite, iron ore and coal. Exploration employs 178 geologists and geophysicists around the world and has a total complement of approximately 800 people.
     Tom Albanese, chief executive Copper and Exploration, is based in London.

2005 operating performance
Exploration in 2005 focused on advancing the most promising targets across the spectrum of grassroots, generative, drill test stage, and near mine programmes. Encouraging results were obtained from a number of locations.
     An order of magnitude study was completed on the La Sampala project (nickel, Indonesia). However, this project remains with the Exploration group while a Contract of Work is negotiated with the Government of Indonesia. In the Pilbara of Western Australia five new iron ore deposits were handed over to the product group evaluation team.
     Since 2001 five projects have moved from exploration to the next stage of project evaluation including Resolution (copper, Arizona, US), Potasio Rio Colorado (potash, Argentina) and Simandou (iron ore, Guinea). In addition to these projects, near mine exploration has also been undertaken. Where resources have been supplemented or additional resource discovered this has been reported by the respective product group.
     During 2006 several projects will initiate order of magnitude studies to assess their economic potential for advancement to pre-feasibility assessment.
     Diamond exploration continued in Canada, southern Africa, Mauritania, Brazil and India. A number of diamond bearing kimberlite pipes were discovered and follow up test work is in progress to gauge economic potential. The Indian diamond programme is showing early promise.
     Copper exploration continued in Turkey, Kazakhstan, Peru, Chile, Argentina, Mexico and the US. Drilling encountered copper mineralisation in Turkey and the US, warranting further follow up drill testing.
     Exploration focus on the bulk commodities iron ore, coal and bauxite has been increasing each year for the last several years and did so again in 2005. Ongoing evaluation of several projects is continuing with the intention to progress additional projects to product group handover in 2006.
     The Exploration group was active in the search for industrial mineral deposits in a number of parts of the world including North and South America, Europe, south east Asia and Turkey.

     Support continued for brownfield work at a number of Rio Tinto operations, including Diavik, Argyle, Kennecott Utah Copper, Energy Resources of Australia, Pilbara Iron and Rössing.
     In December Rio Tinto received confirmation of success in two tenders. The first was the award of the La Granja copper project located in the Cajamarca region of northern Peru. The bid comprises a US$60 million investment in exploration and feasibility work and staged payments to the Peruvian government of US$22 million. Rio Tinto will be conducting a study aimed at demonstrating the feasibility of leaching the ore and electrowinning copper metal.
     The second successful tender was for the Jarandol concession hosting the Piskanja borate deposit located in southern Serbia. This project will now enter a period of ongoing exploration and evaluation planned to last between three and five years.
     On 27 January 2006 Rio Tinto announced with Norilsk Nickel the launch of an exploration and development joint venture in Russia. A Russian limited liability company is being formed owned 51 per cent by Norilsk and 49 per cent by Rio Tinto. The joint venture will give Rio Tinto exploration access to a large area of interest in the Siberian and far eastern districts of Russia.
     In December the Exploration Group received ISO14001 certification covering all the environmental management activities of the four core geographical regions. During 2005 a single integrated HSEC management system was developed and introduced across the Exploration group. The management system framework of ISO14001 was extended from environmental matters to also cover the other related areas of health, safety and communities.

FINANCIAL PERFORMANCE
2005 compared with 2004
Cash expenditure on exploration in 2005 was US$264 million and the pre-tax charge to underlying earnings was US$250 million, a US$60 million increase over 2004, reflecting a further increase in iron ore exploration in Western Australia, the growth of high quality projects in the Exploration pipeline and further acceleration of evaluation on significant projects by product groups during the year.

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OPERATIONAL REVIEW	2005

Technology group

The Technology group provides a central platform to support Rio Tinto’s operations, future growth and profitability. It provides a world-class technology based service to the product groups and their businesses and advises executive management. Through the Health, Safety and Environment unit, assurance is provided to the board with regard to the development and implementation of Rio Tinto’s Safety, Occupational Health and Environment policies and standards.
     All units in the Technology Group identify, share and implement leading practice across Rio Tinto. Collaboration in knowledge capture and dissemination is a key requirement for all staff.
     Throughout 2005 Technology group staff were a core part of the Improving performance together programme, driving the implementation of a number of initiatives to create value for the Group through a combination of capital efficiency, higher volumes, higher revenues and improved productivity.
     The total staff in the Technology group at year end was 343 compared with 362 in 2004. The decrease was due to reassignment of some support functions to the Rio Tinto Shared Services group.
     On 1 May, 2005 Ian Smith succeeded John O’Reilly as head of Technology, and is based in London.

2005 operating performance
Health, Safety and Environment
Health, Safety and Environment continued to work closely with Group businesses, providing the support systems for full and consistent implementation of the strategies, standards, guidance and procedures.
     The Rio Tinto Safety Plan is being updated to reflect emerging issues, changed legislation and leading practices. A Product Stewardship Strategy has been developed for implementation across the businesses in 2006.

Technical Services
Technical Services continued to increase its involvement with Rio Tinto operations, play its role in ore reserve assurance and also provide significant contributions at non managed operations. Activity over the year was again at record levels, with a strong focus on the enhancement of initiatives to improve performance and implement best practice in areas such as mine planning and metallurgical margin improvement. Initiatives progressed during the year include underground mining technologies and quantitative mineralogy.
     A number of current development projects are linked with external research programmes in order to leverage value for Rio Tinto. Others are focussed on innovation and best practice in key areas to add value in a shorter time frame.

Office of the Chief Technologist
The Office of the Chief Technologist is responsible for the identification and the transfer of technology based opportunities for the Group.
     The external research portfolio covers a broad range of initiatives with potential to add value in the medium to longer term. These activities link directly with internal development projects, providing a clear pathway for implementation. Work on energy efficiency in mineral liberation and comminution (including new microwave technology) continues to be a focus. A number of breakthrough projects are also being pursued.
     The Rio Tinto Foundation for a Sustainable Minerals Industry approved a further 12 projects for funding. The Australian Government and Rio Tinto funding commitments for the Foundation have now been fulfilled.

Technical Evaluation and Project Management
Technical Evaluation continued in its principal role of providing independent review of all major investment proposals being considered by the Group. Risk assessment and management is an important and integral component of the project review process. The unit also continued with the programme of post investment reviews and lessons learned from completed projects are shared within the Group.
     The Project Management Unit provides ongoing support to major project teams across Rio Tinto, both for projects in execution and those still in the feasibility stage. There was also continued involvement with some major projects at non managed operations. Two project management forums were held during the year focussing on collaboration between project teams and capture of lessons learned.

Asset Utilisation
This unit is now well established across the Group and its workload continued to expand. There has been particularly heavy involvement with the iron ore operations in Western Australia which continued through 2005. The process control group is now well established and implementation of performance improvement was progressed in a number of areas. These included asset integrity and remote monitoring. There is continuing emphasis on ensuring that safety, operability and maintainability issues are fully addressed and incorporated in all the unit’s work.

FINANCIAL PERFORMANCE
The charge for the Technology group (including Health, Safety and Environment) against net earnings was US$41 million, compared with US$35 million in 2004. The increase was due to the greater level of activity in all Technology group units.

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2005	OPERATIONAL REVIEW

Operational review continued

Society and
environment

Group employees	Principal employee
(approximate average	locations 2005
for year)

Rio Tinto is in business to create value by finding and developing world class mineral deposits and operating and eventually closing operations safely, responsibly and efficiently. To do so, the Group takes a disciplined and integrated approach to the economic, social and environmental aspects of all its activities.
     The approach to achieving this is through implementation of the policies described in The way we work, Rio Tinto’s statement of business practice, at all levels of the business.
     The statement was revised and redistributed in 2003 and is now available in 21 languages. It is the result of wide internal consultation and discussion and represents shared values from around the Group. The document was published initially in January 1998. It was revised in 2002 in the light of experience, following further Group wide review and consultation, external benchmarking of policies against the best practice of other organisations and approval by the Rio Tinto board.
     The way we work commits the Group to transparency consistent with normal commercial confidentiality, corporate accountability and the application of appropriate standards and internal controls. It sets the basis for how Group companies’ employees work and also provides guidance for joint venture partners and others. Every employee is responsible for implementing the policies in the document.
     Rio Tinto has adopted the Association of British Insurers’ 2003 disclosure guidelines on social responsibility in preparing this report. Details of the Group’s overall and individual businesses’ social and environmental performance continue to be published on the Rio Tinto website: www.riotinto.com/se and in the Sustainable development review.

Board responsibilities
The directors of Rio Tinto, and of Group companies, are responsible for monitoring adherence to the Group policies outlined in The way we work. Assurance for performance in these areas involves checking, reviewing and reporting each business’s implementation of the policies, their compliance with regulations and voluntary commitments, and the effectiveness of management and control systems, while also providing mechanisms for improvement.
     As discussed in the section on Corporate governance on page 78, the boards established a process for identifying, evaluating and managing the significant risks faced by the Group. Directors meet regularly, have regular scheduled discussions on aspects of the Group’s strategy and full and timely access to the information required to discharge their responsibilities fully and effectively.

     Rio Tinto’s Compliance guidance requires that the identification of risk be systematic and ongoing. It recommends that each Group company undertakes a structured risk profiling exercise to identify, categorise and weigh the risks it faces in the conduct of its business. Each Group company puts systems in place to ensure that risks are reviewed at an appropriate frequency.
     Total remuneration is related to performance through the use of annual bonuses, long term incentives and stretching targets for personal, financial and safety performance.
     The board’s Committee on social and environmental accountability reviews the effectiveness of policies and procedures. The committee comprises four non executive directors. It meets three times annually with the chief executive and heads of Technology, Health, Safety and Environment and Communication and Sustainable Development.
     Reports for the committee summarise significant matters identified through Rio Tinto’s assurance activities. These include reviews every four years of each business to identify and manage strategic risks in relation to health, safety, and the environment; audits against Rio Tinto standards; annual risk management audits; risk reviews for specific concerns; procedures and systems for reporting critical and significant issues and incidents; completion of annual internal control questionnaires by all Group business leaders covering the full spectrum of business and operational risk; and findings and recommendations of the independent external assurance and data verification programme.

Policies, programmes and results
Implementation of the policies in The way we work is discussed in the following sections according to each policy area. Known risks arising from social and environmental matters and their management in Group businesses are described in the relevant Group operations section.

Safety
Safety is a core value and a major priority. Rio Tinto believes that all injuries are preventable and its goal is zero injuries. To achieve this, full and consistent implementation of and accountability for Rio Tinto’s comprehensive standards, guidance, systems and procedures is required across the world. The Group is also building a supportive safety culture that requires visible leadership, ongoing education and training and a high level of participation by everyone in the workplace.
     While the safety record improved for the sixth consecutive year in 2005, there is still some way to go in achieving the goal of zero injuries. In 2005, very regrettably two employees lost their lives at managed operations. The Group has demonstrated strong improvements in the lost time injury frequency rate (LTIFR) and all injury frequency rate (AIFR) from 2004, with reductions of 14 per cent and 11 per cent respectively. The LTIFR for 2005 was 0.56 per 200,000 hours worked by employees and contracted employees (2004: 0.65) . Rio Tinto set targets in 2003 for a 50 per cent reduction in LTIFR and AIFR by 2008. The LTIFR is on track, while AIFR is slightly behind.
     Fines for infringement of safety regulations involved 11 operations, totalling US$87,600 (2004: US$19,200). This includes a fine of US$62,942 for an incident at Energy Resources of Australia’s Ranger mine in 2004, resulting in a significant injury requiring hospitalisation.

Occupational health
Rio Tinto strives to protect physical health and well being in the workplace. This requires clear standards, consistent implementation, transfer of best practice and improvement through Group wide reporting and tracking of remedial actions.
     Seventy six per cent of employees work at operations that have fullly implemented the occupational health standards. Of the remaining 11 businesses, ten have applied a risk based approach to implementation and should complete implementation in 2006. In 2005 there were 54 new cases of occupational illness per 10,000 employees, a 26 per cent improvement compared with 73 in 2004. The Group has achieved a 49 per cent reduction in new cases of occupational illness

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OPERATIONAL REVIEW	2005

since 2003, approximately 40 per cent of which has been due to the divestment of Rio Tinto Zimbabwe.
     Rio Tinto’s southern African operations completed implementation of the Group HIV/AIDS strategy in 2005, which provides access to antiretroviral therapy which is affordable for employees and a nominated partner.
     In 2004, Rio Tinto set targets to focus attention on reducing noise induced hearing loss across the Group. The target of zero exposure of employees to a noise dose of more than 82 decibels (averaged over eight hours and allowing for the use of hearing protection) has now been met, with less than 0.1 per cent of employees still exposed to noise greater than this limit.
     Fines for infringement of occupational health regulations in 2005 involved two operations, totalling US$58,100 (2004: US$257,000). This includes a fine of US$57,204 for an incident at Energy Resources of Australia’s Ranger mine in 2004 relating to drinking water contamination.

Environment
Wherever possible Rio Tinto prevents, or otherwise minimises, mitigates and remediates, harmful effects of the Group’s operations on the environment.
     To do this, the Group seeks to understand the environmental aspects and impacts of what it does, build what is learned into systems to manage and minimise those impacts, and set targets for improvement.
     Rio Tinto believes that emissions of greenhouse gases (GHGs) from human activities are contributing to climate change. As a major producer and user of energy products, the Group is working to reduce greenhouse gas emissions from its processes and in the use of its products. The Group has five year targets to reduce GHG emissions by four per cent per tonne of product and improve energy efficiency by five per cent per tonne of product by 2008 compared to a 2003 baseline.
     Performance in 2005 against the energy target is ahead of trajectory (2.7 per cent improvement), while performance against the GHG target is slightly behind (0.9 per cent reduction). Positive engagement with governments and stakeholders who are also trying to find solutions to climate change remains an important focus of the Group. In 2005 a Climate Change Leadership Panel was formed to ensure Group actions remain effective and that Rio Tinto maintains a leading position in this area.
     By the end of 2005, 90 per cent of operations had certified ISO 14001 or an equivalent environmental management system (EMS). All Rio Tinto operations were required to have had a certified EMS by the end of June 2005. There were eight significant environmental incidents in 2005, of which two were spills, compared to 16 in 2004, of which four were spills. Fines for infringements of environmental regulations involved three operations and totalled US$67,900 (2004: US$53,800). This includes a fine of US$57,204 for an incident in 2004 at Energy Resources of Australia’s Ranger mine relating to a breach of radiation clearance procedures for equipment leaving site.

Land access
Rio Tinto seeks to ensure the widest possible support for its proposals throughout the life cycle of the Group’s activities by coordinating economic, technical, environmental and social factors in an integrated process.
     This involves negotiation of mining access agreements with indigenous landowners; responsible land management and rehabilitation; planning for closure; developing and implementing a biodiversity strategy; and forming strategic partnerships with external organisations.

Political involvement
Rio Tinto does not directly or indirectly participate in party politics nor make payments to political parties or individual politicians.
     A Business integrity guidance, addressing bribery, corruption and political involvement, was issued in 2003 to assist managers in implementing this policy. The guidance covers questions relating to compliance and implementation; gifts and entertainment; the use of agents and intermediaries; and “facilitation” payments.
     Rio Tinto avoids making facilitation payments anywhere in the world. Bribery in any form is prohibited. Gifts and entertainment are only offered or accepted for conventional social and business purposes and then only at a level appropriate to the circumstances.

Communities
Rio Tinto sets out to build enduring relationships with its neighbours that are characterised by mutual respect, active partnership, and long term commitment.
     Every business unit is required to have rolling five year community plans which are updated annually. In 2004, a series of pilot studies were completed aimed at achieving a deeper level of understanding of the linkages between mining activities and the economies in which they take place.
     All Group businesses produce their own reports for their local communities and other audiences. Community assurance of the quality and content of these reports is increasing. This provides an opportunity for engagement with the community on their views of programmes sponsored by the operations.
     Businesses managed by Rio Tinto contributed US$93.4 million to community programmes in 2005 (2004: US$87.8 million) calculated on the basis of the London Benchmarking Group model. Of the total contributions, US$37.3 million was community investment and US$29 million in direct payments made under legislation or an agreement with a local community.

Human rights
Rio Tinto supports human rights consistent with the Universal Declaration of Human Rights and also respects those rights in conducting the Group’s operations throughout the world.
     Rio Tinto also supports the UN Secretary General’s Global Compact, the US/UK Voluntary Principles on Security and Human Rights and the Global Sullivan Principles.
     Rio Tinto’s Human rights guidance is designed to assist managers in implementing the Group’s human rights policy in complex local situations. It was revised and republished in 2003. In 2004, a web based training module was developed to instruct managers on what the policy means in practice and how to respond to difficult situations.

Employment
Rio Tinto recognises that business performance is closely linked to effective people development. It has a long term plan to strengthen approaches to the training and development of leaders in the Group.
     In 2004, a suite of formal leadership programmes was developed and implemented for both strategic and Group business leaders. In total, ten customised leadership development programmes, involving 250 participants, were successfully run in 2005 in partnership with leading business schools in Europe, North America and Australia. All product groups and businesses were represented.
     As well as using the open programmes run by the London Business School and International Institute for Management
Development for future leaders, Rio Tinto commissioned the design of a customised, operational leadership programme which was launched in 2005 with eight programmes involving about 240 further participants from across the Group at manager and superintendent level.
     These programmes are all focused on ensuring that leaders, at all levels, are well prepared for the wide range of current and future challenges they will face in taking forward a complex and commercially successful organisation. All of these programmes are closely integrated with the core leadership competencies Rio Tinto has identified as necessary for effective leaders wherever they work in the organisation.
     Groupwide workshops to improve the capability of those involved in managing careers were organised in 2005.
     People development in Rio Tinto is focused on improving technical

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2005	OPERATIONAL REVIEW

Operational review continued

and professional competencies. In 2005, development of core competencies focused on on-the-job development, coaching, mentoring and competency based recruitment.
     Rio Tinto requires safe and effective working relationships in all its operations. Whilst respecting different cultures, traditions and employment practices, common goals are shared, in particular the elimination of workplace injuries, and commitment to good corporate values and ethical behaviour.
     In 2004 and 2005, Group companies, mainly concentrated in Australia and North America, employed approximately 28,000 people and, together with Rio Tinto’s proportionate share of consolidated companies and equity accounted units, the total was approximately 32,000 (2004: 32,000). Wages and salaries paid in 2005 excluding Rio Tinto’s proportionate share of consolidated companies and equity accounted units, totalled US$2.1 billion (2004: US$1.8 billion).
     Retirement payments and benefits to dependants are provided in accordance with local conditions and good practice.
     Rio Tinto encourages the involvement of its employees in the Group’s performance through their participation in an employee share scheme. As stated in The way we work, the Group recognises the right of employees to choose whether or not they wish to be represented collectively.

Sustainable development
Rio Tinto has made a strategic commitment to sustainable development, in the belief that acting responsibly will result in long term business benefits such as lowering risks, reducing costs, creating options, and leveraging reputation. It is corporate policy that Group businesses, projects, operations and products should contribute constructively to the global transition to sustainable development. Details of our policy, programmes and results are provided in our Sustainable development review, available on the website.
     All Rio Tinto managed businesses have developed, or are in the process of developing, locally relevant sustainable development metrics. The intent is that these are derived in accordance with specific circumstances and sustainable development related priorities, through consultation with local stakeholders.
     Progress against these metrics is beginning to be integrated into existing internal business reporting systems and communicated to external audiences annually through local Social and environment reports. This approach has the advantage of giving local meaning to the Group’s global sustainable development efforts and accordingly is more likely to lead to locally relevant and successful outcomes at the business unit level.
     A Sustainable Development Leadership Panel (SDLP) was formed in 2004 to provide Group leadership and encourage businesses to make sustainable development considerations an integral part of business plans and decision making processes. After wide internal and external consultation, in 2005 the panel developed a set of decision making criteria to help Rio Tinto businesses and departments incorporate sustainable development considerations into their formal and informal management systems. At the corporate level the criteria were included in project evaluation guidelines.
     As a founding member of the International Council on Mining and Metals, Rio Tinto is participating in dialogue and programmes to advance industry wide progress on key sustainable development priorities.

Openness and accountability
Rio Tinto conducts the Group’s affairs in an accountable and transparent manner, reflecting the interests of Rio Tinto shareholders, employees, host communities and customers as well as others affected by the Group’s activities.
     Policies on transparency, business integrity, corporate governance and internal controls and reporting procedures are outlined in The way we work. In 2003, a Compliance guidance was issued to provide a framework to enable each Group business to implement and maintain a best practice compliance programme which should identify and manage risks associated with non compliance with laws, regulations, codes, standards and Rio Tinto policies.

Assurance and verification
To be accountable and transparent, assurance is provided to the Group and others that Rio Tinto policies are being implemented fully and consistently across the Group’s businesses and operations.
     The overall objective of the external assurance and data verification programme is to provide assurance that the material in the Sustainable development review is relevant, complete, accurate and responsive, and, in particular, that Rio Tinto’s policies and programmes are reflected in implementation activities at operations. In 2005, Environmental Resources Management (ERM) undertook the external assurance and data verification programme and the results are available in Rio Tinto’s Sustainable development review (previously the Social and environment review).

Competition
Rio Tinto has adopted a specific antitrust policy requiring all employees to compete fairly and to comply with relevant laws and regulations. Under the policy, guidance is provided on contacts with competitors and benchmarking as well as implementation of the policy in individual businesses. As integral parts of the policy, all relevant employees receive regular training and are required to certify annually that they are not aware of any antitrust violations. No violations were reported in 2005.

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Product group chief executives	Company secretaries

1 Tom Albanese BS (Mineral Economics) MS (Mining Engineering) age 48
Skills and experience: Tom was appointed
chief executive of the Copper group and head of Exploration in 2004. He joined Rio Tinto in 1993 on Rio Tinto’s acquisition of Nerco and has held a series of management positions before being appointed chief executive of the Industrial Minerals group
in 2000.
Other external appointments (current and recent):
Director of Palabora Mining Company (South Africa listed company) from 2004 to present.
Executive Committee of International Copper Association since 2004.

2 Preston Chiaro BSc (Hons)
Environmental Engineering, MEng Environmental Engineering), age 52
Skills and experience: Preston was appointed
chief executive of the Energy group in
September 2003. He heads the Group’s climate change and sustainable development leadership panels. He joined the Group in 1991 at Kennecott Utah Copper’s Bingham Canyon mine as vice president, technical services. In 1995 he became vice president and general manager of Boron operations in California. He was chief executive of
Rio Tinto Borax from 1999 to 2003.
Other external appointments (current and recent):
Director of the World Coal Institute since 2003. Chairman of the Coal Industry Advisory Board to the International Energy Agency since 2004.
Director of Energy Resources of Australia, since 2003. Director of Rössing Uranium Limited since 2003. Director of Coal & Allied Industries Limited since 2003.

3 Oscar Groeneveld BE (Mining), MSc, DIC age 52 Skills and experience: Oscar has been with the Group for 30 years and was appointed chief executive of the Aluminium group in October 2004. He has qualifications in engineering, science and management and is also responsible for Rio Tinto Japan, Kennecott Land and heads the Group’s Safety Leadership Panel. He has occupied senior roles in coal, aluminium and technology and was Copper group chief executive from 1999 to 2004. He was an executive director of the Group from 1998 to 2004.
Other external appointments (current and recent):
Australian Aluminium Council since 2004 . International Aluminium Association since 2004. Director of Rio Tinto plc between 1998 and 2004. Director of Rio Tinto Limited between 1998 and 2004. Director of Freeport-McMoRan Copper & Gold Inc between 1999 and 2004.
Director of Palabora Mining Company Limited between 1999 and 2004.

4 Keith Johnson BSc (Mathematics), MBA age 44
Skills and experience: Keith was appointed
chief executive, Diamonds in 2003. He holds degrees in mathematics and management and is a Fellow of the Royal Statistical Society. Prior to joining Rio Tinto he worked in analytical roles in the UK Treasury, private consulting and the oil industry. He joined Rio Tinto in 1991 and has held a series of management positions including head of Business Evaluation and most recently as managing director of Comalco Mining and Refining.

5 Andrew Mackenzie BSc (geology), PhD (chemistry) age 49
Skills and experience: Andrew joined Rio Tinto in 2004 as chief executive Industrial Minerals, previously he had been group vice president, BP Petrochemicals. He spent 22 years with BP primarily in the UK and North America in senior positions including head of Capital Markets in BP Finance, chief reservoir engineer with oversight of oil and gas reserves and production, head of Government and Public Affairs worldwide and group vice president Technology which included responsibility for research and development and engineering.
Other external appointments (current and recent):
Director of Centrica plc since 2005. Trustee of Demos since 1998.

6 Sam Walsh B Com (Melbourne) age 56
Skills and experience: Sam was appointed
chief executive of the Iron Ore group in 2004. He joined Rio Tinto in 1991, following 20 years in the automotive industry at General Motors and Nissan Australia. He has held a number of management positions within the Group, including managing director of Comalco Foundry Products, CRA Industrial Products, Hamersley Iron Sales and Marketing, Hamersley Iron Operations, vice president of Rio Tinto Iron Ore (with responsibility for Hamersley Iron and Robe River) and from 2001 to 2004 chief executive of the Aluminium group. Sam is also a Fellow of the Australian Institute of Management and the Australian Institute of Mining and Metallurgy.
Other external appointments (current and recent):
Director of the Western Australian Chamber of Commerce and Industry since 2005.
Director of the Australian Mines and Metals Association, between 2001 and 2005.
Director of the Australian Chamber of Commerce and Industry, between 2003 and 2005.

Note
For accounting standards purposes
(IAS 24 and AASB 124) the Group’s key management personnel as defined, comprises the directors and the six product group chief executives.

Anette Lawless MA, FCIS age 49
Skills and experience: Anette joined Rio Tinto in 1998 and became company secretary of Rio Tinto plc in 2000. Before joining Rio Tinto, she spent 11 years with Pearson plc, five of which as company secretary. She qualified as a chartered secretary in 1989 and became a fellow of the ICSA in 1992. She also holds an MA from the Copenhagen Business School.
Other external appointments (current and recent):
Member of the Regulatory Decisions Committee of the UK Financial Services Authority since 2001.

Stephen Consedine B Bus CPA age 44
Skills and experience: Stephen joined Rio Tinto in 1983 and has held various positions in Accounting, Treasury, and Employee Services before becoming company secretary of Rio Tinto Limited in 2002. He holds a bachelor of business and is a certified practising accountant.

Employees

Information on the Group’s employees including their costs, is on pages 57, 106 and in Note 37 to the consolidated financial statements on page 140.

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Chairman	Non executive directors

1 Paul Skinner BA (Hons) (Law), DpBA (Business Administration) age 61
Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited since 2001 and was appointed chairman of the Group in November 2003. Paul was last re-elected by shareholders in 2005 and is chairman of the Nominations committee (note b).
Skills and experience: Paul graduated in law from Cambridge University and in business administration from Manchester Business School. He was previously a managing director of The “Shell” Transport and Trading Company plc and group managing director of The Royal Dutch/Shell Group of Companies, for whom he had worked since 1966. During his career he worked in all Shell’s main businesses, including senior appointments in the UK, Greece, Nigeria, New Zealand and Norway. He was CEO of its global Oil Products business from 1999 to 2003.
Other external appointments (current and recent):
Director of Standard Chartered plc since 2003. Director of the Tetra Laval Group since 2005. Director of The ‘Shell’ Transport and Trading Company plc from 2000 to 2003.
Chairman of the International Chamber of Commerce (UK) since 2005.
Member of the board of INSEAD business school since 1999.

Chief executive

2 Leigh Clifford B Eng (Mining), M Eng Sci age 58
Appointment and election: Director of Rio Tinto plc since 1994 and Rio Tinto Limited since 1995 and was appointed chief executive in 2000. Leigh was last re-elected by shareholders in 2004 and stands for
re-election in 2006.
Skills and experience: Leigh graduated from the University of Melbourne as a mining engineer and gained a Master of Engineering Science from the same University. He has held various roles in the Group’s coal and metalliferous operations since joining in 1970, including managing director of Rio Tinto Limited and chief executive of the Energy group. He was a member of the Coal Industry Advisory Board of the International Energy Agency for a number of years and its chairman from 1998 to 2000.
Other external appointments (current and recent):
Director Barclays Bank plc since 2004.
Director of Freeport-McMoRan Copper & Gold Inc between 2000 and 2004.

Finance director

3 Guy Elliott MA (Oxon) MBA (INSEAD) age 50
Appointment and election: Finance director of Rio Tinto plc and Rio Tinto Limited since 2002. Guy was last re-elected by shareholders in 2004.
Skills and experience: Guy joined the Group in 1980 after gaining an MBA. He has subsequently held a variety of commercial and management positions, including head of Business Evaluation and president of Rio Tinto Brasil.
Other external appointments (current and recent):
None.

4 Dr Ashton Calvert AC, BSc (Hons) (TAS), DPhil (Oxon), Hon DSc (Tas) age 60
Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited since 1 February 2005. Ashton was elected by shareholders in 2005 (notes b, d and e).
Skills and experience: Ashton retired as secretary of the Department of Foreign Affairs and Trade of the Government of Australia in January 2005 after six and a half years in that position. He was educated at the University of Tasmania and, as a Rhodes scholar, also gained a doctorate in mathematics from Oxford University. During his career in the Australian foreign service he held appointments in Washington and, on four occasions, in Tokyo, where he was ambassador prior to his appointment as secretary. In these and other roles he developed extensive experience of the Asian countries which represent key markets for Rio Tinto.
Other external appointments (current and recent):
Director of Woodside Petroleum Limited since 2005. Director of The Australian Trade Commission between 1998 and 2005.
Director of The Export Finance and Insurance Corporation between 1998 and 2005. Director of The Australian Strategic Policy Institute between 2001 and 2005 .

5 Sir David Clementi MA, MBA, FCA age 57
Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited since 2003. Sir David was elected by shareholders in 2003 and stands for re-election in 2006 (notes a, c and e).
Skills and experience: Sir David is chairman of
Prudential plc, prior to which he was Deputy Governor of the Bank of England. His earlier career was with Kleinwort Benson where he spent 22 years, holding various positions including chief executive and vice chairman. A graduate of Oxford University and a qualified chartered accountant, Sir David also holds an MBA from Harvard Business School.
Other external appointments (current and recent):
Chairman of Prudential plc since 2002.
Member of the Financial Reporting Council since 2003.

6 Vivienne Cox MA (Oxon), MBA (INSEAD) age 46
Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited since February 2005. Vivienne was elected by shareholders in 2005 (notes a and e).
Skills and experience: Vivienne is currently executive vice president of BP p.l.c. for Gas Power & Renewables and Integrated Supply & Trading. She is a member of the BP group chief executive’s committee. She holds degrees in chemistry from Oxford University and in business administration from INSEAD. During her career in BP she has worked in chemicals, exploration, finance, and refining and marketing.
Other external appointments (current and recent):
Non Executive Director of Eurotunnel plc between 2001 and 2004.

7 Sir Rod Eddington B.Eng M.Eng (University of Western Australia), D.Phil (Oxon) age 55
Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited since 2005. Sir Rod stands for election in 2006 (notes b, d and e).
Skills and experience: Sir Rod was chief executive of British Airways Plc until the end of September 2005. Prior to his role with British Airways, Sir Rod was Managing Director of Cathay Pacific Airways from 1992-1996 and Executive Chairman of Ansett Airlines from 1997-2000. He is also Chairman of the EU/Hong Kong Business Co-operation Committee of the Hong Kong Trade Development Council.
Other external appointments (current and recent):
Director of News Corporation plc since 1999. Director of John Swire & Son Pty Limited since 1997. Non executive chairman of JPMorgan Australia and New Zealand since January 2006.
Director of CLP Holdings since January 2006.

8 Richard Goodmanson MBA (Columbia University), B. Economics, B. Commerce (University of Queensland), B. Eng. – Civil (Royal Military College, Duntroon) age 58
Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited since 2004. He was elected by shareholders in 2005 and is chairman of the Committee on social and environmental accountability (notes c, d and e)
Skills and experience: Richard is executive
vice president and chief operating officer of DuPont and holds degrees in civil engineering, economics, commerce and a masters of business administration. During his career he has worked at senior levels for McKinsey & Co, PepsiCo and American West Airlines, where he was president and CEO. He joined DuPont in early 1999 and in his current position has responsibility for a number of the global functions, and for the non US operations of DuPont with particular focus on growth in emerging markets.
Other external appointments (current and recent):
Chairman of the United Way of Delaware since January 2006 (director since 2002).
Director of the Boise Cascade Corporation between 2000 and 2004.

9 Andrew Gould BA FCA age 59
Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited since 2002. Andrew was elected by shareholders in 2003 and stands for re-election in 2006. He is also chairman of the Audit committee (notes a, c and e).
Skills and experience: Andrew is chairman and chief executive officer of Schlumberger Limited, where he has held a succession of financial and operational management positions, including that of executive vice president of Schlumberger Oilfield Services and president and chief operating officer of Schlumberger Limited. He has worked in Asia, Europe and the US. He joined Schlumberger in 1975. He holds a degree in economic history from Cardiff University and qualified as a chartered accountant with Ernst & Young.
Other external appointments (current and recent):
Chairman and Chief Executive Officer of Schlumberger Limited since 2003.
Member of the UK Prime Minister’s Council of Science and Technology.

DIRECTORS

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10 Lord Kerr of Kinlochard GCMG MA age 64
Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited since 2003. He was elected by shareholders in 2004 (notes a, d and e).
Skills and experience: After reading history at Oxford Lord Kerr was a member of the UK Diplomatic Service for 36 years, heading the Service from 1997 to 2002 as Permanent Under Secretary at the Foreign Office. On a secondment to the UK Treasury he was principal private secretary to two Chancellors of the Exchequer. His service abroad included spells as Ambassador to the European Union from 1990 to 1995, and to the US from 1995 to 1997. Secretary-General, EU Constitutional Convention 2002-3. Member of the House of Lords since 2004.
Other external appointments (current and recent):
Deputy Chairman of Royal Dutch Shell plc since 2005. Director of The “Shell” Transport and Trading Company plc 2002 – 2005.
Director of The Scottish American Investment Trust plc since 2002.
Chairman of the Court and Council of Imperial College, London since 2005.
Trustee of the Rhodes Trust since 1997. Fulbright Commissioner since 2004.
Trustee of the National Gallery since 2002; Trustee of the Carnegie Trust since 2005.

11 David Mayhew age 65
Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited since 2000. He was last re-elected by shareholders in 2003 and stands for re-election in 2006 (note b).
Skills and experience: David joined Cazenove in 1969 from Panmure Gordon. In 1972 he became the firm’s dealing partner and was subsequently responsible for the Institutional Broking Department and from 1986 until 2001when he was appointed Chairman, he was the partner in charge of the firm’s Capital Markets Department.
Other external appointments (current and recent):
Chairman of Cazenove Group plc since 2001.

12 Sir Richard Sykes BSc (Microbiology) PhD
(Microbial Biochemistry), DSc, Kt, FRS, FMedSci age 63
Appointment and election: Director of Rio Tinto plc and Rio Tinto Limited since 1997. Sir Richard was appointed the senior non executive director in 2005. He was last re-elected by shareholders in 2004 and is Chairman of the Remuneration committee (notes b, c and e).
Skills and experience: After reading microbiology at the University of London, Sir Richard obtained doctorates in microbial chemistry and in science from the University of Bristol and the University of London respectively. A former chairman of GlaxoSmithKline plc Sir Richard is a Fellow of the Royal Society.
Other external appointments (current and recent):
Director of Lonza Group Limited since 2003, Deputy Chairman since 2005.
Chairman of the Healthcare Advisory Group (Apax Partners Limited) since 2002.
Chairman of Metabometrix Limited since 2004. Director of Merlion Pharmaceuticals Pte Limited since 2005.

Director of Abraxis BioScience since 2005.
Chairman of Medeus (later Zeneus) Holdings Limited between 2004 and 2005.
Chairman of GlaxoSmithKline plc between 2000 and 2002.
Rector of Imperial College, London since 2001.
Trustee of the Natural History Museum, London between 1996 and 2005 and of the Royal Botanic Gardens, Kew between 2003 and 2005.

Directors who left the Group during 2005

Robert Adams BSc MSc
Appointment and election: Director of Rio Tinto plc in 1991 and of Rio Tinto Limited in 1995 until 2005
Skills and experience: Bob, who died at home in January 2005, joined the Group in 1970 after reading natural sciences and economics and subsequently gaining an MSc from the London Business School. He had a long distinguished career with Rio Tinto becoming the director with responsibility for planning and development.
Other external appointments:
Director of Foreign & Colonial Investment Trust plc from 1999 until his death in 2005.

Leon Davis AO, ASAIT, DSc (hc) Curtin University, University of Queensland, University South Australia, FAIMM, FRACI.
Appointment and election: Director Rio Tinto plc since 1991 and of Rio Tinto Limited since 1994 until 2005.
Skills and experience: Leon, who retired at the conclusion of the 2005 annual general meetings, was the Group’s Australia based non executive deputy chairman. He is a metallurgist and during nearly 50 years with the Group he held a number of managerial posts around the world, ultimately as chief executive from 1997 to 2000.
Other external appointments (upon leaving the Group):
Chairman of Westpac Banking Corporation since 2000. Director of Huysmans Pty Limited since 2000.
Director of Trouin Pty Limited since 2000.
President of the board of The Walter and Eliza Hall Institute of Medical Research since 2003.
Director of Codan Pty. Limited between 2000 and 2004.

Sir Richard Giordano LLB, hon. Dr of Law.
Appointment and election: Director of Rio Tinto plc since 1991 and Rio Tinto Limited since 1995 until 2005
Skills and experience: Sir Richard, who retired at the conclusion of the 2005 annual general meetings, was the senior non executive director, a deputy chairman and also chairman of the Audit committee. A lawyer by training, he spent 12 years at BOC Group, first as chief executive, then chairman. In 1993, Sir Richard became a director of British Gas, assuming the role of chairman in 1994. Sir Richard is also a former chairman of BG Group plc.
Other external appointments (upon leaving the Group):
Director of Georgia Pacific Corporation since 1985 Trustee of Carnegie Endowment for International Peace since 2000.

John Morschel (Diploma in Quantity Surveying)
Appointment and election: Director of Rio Tinto between 1998 and 2005.
Skills and experience: John, who retired at the conclusion of the 2005 annual general meetings, was educated in Australia and the US, where he spent most of his career with Lend Lease Corporation Limited in Australia, culminating as managing director. This was followed by two years as an executive director of the Westpac Banking Corporation.
Other external appointments (upon leaving the Group):
Chairman of Rinker Group Limited since April 2003. Director of ANZ Banking Group since October 2004. Director of Singapore Telecommunications Limited from September 2001.
Chairman of CSR Limited between May 2001 and April 2003.
Chairman of Leighton Holdings Limited between November 2001 and March 2004.

Notes
a)	Audit committee
b)	Nominations committee
c)	Remuneration committee
d)	Committee on social and environmental accountability
e)	Independent

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2005	DIRECTORS' REPORT

Directors’ report

The directors are pleased to present their report to shareholders of Rio Tinto plc and Rio Tinto Limited, together with the Financial statements for the year ended 31 December 2005 on pages 93 to 172.

Dual listed structure
An explanation of the dual listed companies structure (DLC), which unified Rio Tinto plc and Rio Tinto Limited in 1995, can be found on page 88.

Activities and review of operations
Details of the Group’s results, operations and principal activities, likely future developments, significant changes during the year and post balance sheet events are set out in the Chairman’s letter on page 2, the Chief executive’s report on pages 3 to 5 and in the Operational review on pages 40 to 58.
     As allowed by sections 299(3) and 299A(3) of the Australian Corporations Act 2001, information which may be unreasonably prejudicial, regarding likely future developments in, and the expected results of, the operations of the Group and its business strategies and prospects has been omitted.

Share capital and buy back programmes
On 3 February 2005 the Group announced, subject to market conditions, an intention to return up to US$1,500 million of capital to shareholders during the course of 2005 and 2006, and that this would include an off-market buy back of Rio Tinto Limited shares through a tender process.
     On 9 May 2005, Rio Tinto Limited bought back 27,294,139 shares, representing 8.7 per cent of its publicly held issued share capital, under an off-market tender and 16,367,000 shares indirectly held by Rio Tinto plc. All of these shares were purchased at a price of A$36.70 (US$28.36) per share, representing a 14 per cent discount to the relevant market price, and were cancelled.
     During the year Rio Tinto plc bought back 2,600,000 ordinary shares, representing less than one per cent of its issued share capital, (with a nominal value of £260,000) on the open market for an aggregate consideration of US$103.2 million, to be held as treasury shares.
     Also during the year Rio Tinto plc issued 3,000,155 ordinary shares and Rio Tinto Limited issued 1,130,211 shares in connection with employee share plans.
     On 2 February 2006 the Group announced an intention to return up to US$4,000 million of capital to shareholders, of which US$1,500 million would be paid out as a special dividend (see below) and, subject to market conditions, the remaining US$2,500 million of capital to be applied to buy backs of either Rio Tinto Limited or Rio Tinto plc shares. This would replace the US$528 million remainder of the initiative announced on 3 February 2005.
     Between 1 January 2006 and 10 February 2006, Rio Tinto plc issued a further 817,897 ordinary shares in connection with employee share plans, and bought back a further 4,015,000 shares (with a nominal value of £401,500) on the open market for an aggregate consideration of US$195.2 million to be held as treasury shares. As at 10 February 2006 there remained 7,386,518 options outstanding over Rio Tinto plc ordinary shares and 6,470,532 options outstanding over Rio Tinto Limited shares.

     There were no changes to the authorised capital of Rio Tinto plc during the year.

Dividends
Final dividends of 23.35 pence or 54.86 Australian cents per share together with a special dividend of 61.89 pence or 145.42 Australian cents per share will be paid on 6 April 2006. Full details of dividends paid and the dividend policy can be found on page 84.

Corporate governance
A full report on corporate governance can be found on pages 78 to 82.

Annual general meetings
The 2006 annual general meetings will be held on 12 April in London and on 4 May in Melbourne. Notices of the 2006 annual general meetings are set out in separate letters to shareholders of each Company.

Directors
The names of the directors who served during the year, together with their biographical details and directorships of other companies in the past three years and the period of each directorship are shown on pages 60 to 61. Robert Adams died on 27 January 2005. Leon Davis, Sir Richard Giordano and John Morschel retired with effect from the conclusion of the Rio Tinto Limited annual general meeting held on 29 April 2005. Sir Rod Eddington, who was appointed a non executive director on 1 September 2005, retires and offers himself for election at the 2006 annual general meetings. Sir David Clementi, Leigh Clifford, Andrew Gould and David Mayhew retire by rotation and, being eligible, offer themselves for re-election. Details of directors’ service contracts and letters of appointment can be found on pages 68 and 71 respectively. A table of directors’ attendance at board and committee meetings is on page 64.

Remuneration of directors and executives
A discussion of the Group’s policy for determining the nature and amount of remuneration of directors and senior executives, and of the relationship between that policy and the Group’s performance appears in the Remuneration report on pages 65 to 77. The Remuneration report forms part of the Directors’ report and includes details of the nature and amount of each element of the remuneration (including options) of each of the directors and of each of the product group chief executives, being the key management personnel and highest paid executives of the Group.

Secretaries
Details of the company secretary of each of Rio Tinto plc and Rio Tinto Limited together with their qualifications and experience are set out on page 59.

Indemnities and insurance
The articles of association and constitution of the Companies require them to indemnify officers of the Companies, including officers of wholly owned subsidiaries, against liabilities arising from the conduct of the Group’s business, to the extent permitted by law.
     The Group has therefore during the year paid premiums for directors’ and officers’ insurance. In broad terms, the insurance indemnifies individual directors’ and officers’ personal legal liability and costs for claims arising out of actions taken in connection with Group business. It is a condition of the insurance policy that detailed terms and premiums paid cannot be disclosed.

Employment policies
The average number of people employed during the year by Rio Tinto, including the Group’s proportionate share of consolidated companies and equity accounted units, was approximately 32,000 (2004: 32,000). Of these, about 12,000 were located in Australia and New Zealand, around 10,000 in the US and Canada and 1,000 in the United Kingdom.
     Rio Tinto’s employment policies are set out in its statement of business practice, The way we work.
     Rio Tinto is committed to equality of opportunity for all, as set out in The way we work, and applies this philosophy to recruitment, development and promotion of individuals. Within this philosophy, each operating company is further encouraged to develop its own policies and practices to suit individual circumstances. Group companies employ disabled people and accept the need to maintain and develop careers for them. If an employee becomes disabled and, as a result, is unable to perform his or her current duties, every effort is made to offer suitable alternative employment and to assist with retraining.

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DIRECTORS' REPORT	2005

     Rio Tinto respects the right of employees worldwide to choose for themselves whether or not they wish to be represented collectively.
     Group companies actively promote a healthy and safe working environment through training and communication with employees. For further information about Group staff and health and safety initiatives, please see pages 56 to 58.
     Post retirement benefits are provided by Rio Tinto and its major subsidiaries in accordance with local conditions and good practice in the countries concerned.

Donations
Based on the London Benchmarking Group model, worldwide expenditure on community programmes by Rio Tinto managed businesses amounted to US$93.4 million (2004: US$87.8 million) and is described on page 57, and more fully in the 2005 Sustainable development review.
     Total community spending in Australia amounted to A$76.8 million (2004: A$69.6 million). Donations in the UK during 2005 amounted to £2.7 million (2004: £2.1 million) of which £0.5 million (2004: £0.4 million) was for charitable purposes as defined by the Companies Act 1985 and £2.2 million (2004: £1.7 million) for other community purposes.
     As in previous years, no donations were made for political purposes in the EU, Australia or elsewhere, as defined by the UK Companies Act 1985 as amended by the Political Parties, Elections and Referendums Act 2000.

Environmental regulation
Details of the Group’s environmental performance is set out on pages 56 to 58.

Exploration, research and development
Group companies carry out exploration, research and development to support their activities. They also make grants to universities and other institutions which undertake relevant research. Cash expenditure during the year was US$264 million (2004: US$190 million) for exploration and evaluation and US$20 million (2004: US$16 million) for research and development.

Auditors and disclosure of information to auditors
PricewaterhouseCoopers LLP and PricewaterhouseCoopers are the auditors of Rio Tinto plc and Rio Tinto Limited respectively.
For each of the persons who were directors at the time this report was prepared, the following applies:
•	so far as the directors are aware, there is no relevant audit information (ie information needed by the Companies’ auditors in connection with preparing their report) of which the Companies’ auditors are unaware; and
•	the directors have taken all steps that they ought to have taken as directors in order to make themselves aware of any relevant audit information and to establish that the Companies’ auditors are aware of that information.

PricewaterhouseCoopers LLP have indicated their willingness to continue in office as auditors of Rio Tinto plc and a resolution to reappoint them as auditors of Rio Tinto plc will be proposed at the 2006 annual general meetings of Rio Tinto plc and Rio Tinto Limited. PricewaterhouseCoopers will continue in office as auditors of Rio Tinto Limited.
     PricewaterhouseCoopers in Australia as the auditors of Rio Tinto Limited are required to provide an Auditor’s Independence declaration to the directors under Section 307C of the Australian Corporations Act 2001. A copy is set out on page 171.
     No person who was an officer of Rio Tinto during the year was a former partner or director of either Company’s auditors.

Non audit services The amounts payable by the Group to PricewaterhouseCoopers during 2005 for services other than the statutory audit were:
Audit related services	US$5.5 million
Tax services	US$1.6 million
Other services	US$0.9 million

The directors are satisfied that the provision of non audit services by PricewaterhouseCoopers is compatible with the general standard of independence for auditors imposed by the Australian Corporations Act 2001 on the basis set out in the Audit committee report on page 81.

Financial instruments
Details of the Group’s financial risk management objectives and policies and exposure to risk is described in the Financial review on page 32.

Value of land
The Group’s interests in land consists mainly of leases and other rights which permit working of the land and the erection of buildings and equipment to extract and treat minerals. This land is normally carried in the financial statements at cost. The market value depends on product prices over the long term and therefore will vary with market conditions.

Creditor payments
It is the Group’s policy to agree terms of payments with suppliers when entering into contracts and to meet its obligations accordingly. The Group does not follow any specific published code or standard on payment practice.
     At 31 December 2005, there were 35 days’ (2004: 23 days) purchases outstanding in respect of Rio Tinto Limited and 18 days’ (2004: 24 days) purchases outstanding in respect of Rio Tinto plc, based on the total invoiced by suppliers during the year.

Income and Corporation Taxes Act 1988
The close company provisions of the UK Income and Corporation Taxes Act 1988 do not apply to Rio Tinto plc.

The Directors’ report is made in accordance with a resolution of the board.

Paul Skinner Chairman 24 February 2006	Leigh Clifford Chief executive 24 February 2006	Guy Elliott Finance director 24 February 2006

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2005	DIRECTORS' REPORT

Directors’ report continued

Directors’ attendance at board and committee meetings during 2005

	Board		Audit		Remuneration		Committee on social		Nominations
			committee		committee		and environmental		committee
							accountability

Name of Director	A	B	A	B	A	B	A	B	A	B

Robert Adams[1]	–	–
Ashton Calvert[2,6]	11	9					3	2	2	2
Sir David Clementi	11	8	8	7	4	4
Leigh Clifford	11	11
Vivienne Cox[2,5]	11	10	6	5
Leon Davis[3]	4	4					2	2
Sir Rod Eddington[4,7]	4	4					1	1	1	1
Guy Elliott	11	11
Sir Richard Giordano[3]	4	3	3	3			2	2
Richard Goodmanson	11	9			4	4	4	3
Andrew Gould	11	7	8	6	4	4
Lord Kerr	11	10	8	8			4	4
David Mayhew[9]	11	11	5	5					2	2
John Morschel[3]	4	3			2	2	2	2
Paul Skinner[8]	11	11					3	3	2	2
Sir Richard Sykes	11	10			4	4			2	1

A = Maximum number of meetings the director could have attended
B = Number of meetings attended
Notes
1.	Robert Adams died on 27 January 2005.
2.	Vivienne Cox and Ashton Calvert were appointed on 1 February 2005.
3.	Leon Davis, Sir Richard Giordano and John Morschel retired on 29 April 2005.
4.	Sir Rod Eddington was appointed on 1 September 2005.
5.	Vivienne Cox became a committee member on 27 April 2005 (Audit).
6.	Ashton Calvert became a committee member on 1 February 2005 (Nominations and CSEA).
7.	Sir Rod Eddington became a committee member on 1 September 2005 (Nominations and CSEA).
8.	Paul Skinner ceased to be a committee member on 7 June 2005 (CSEA).
9.	David Mayhew ceased to be a committee member on 31 July 2005 (Audit).

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REMUNERATION REPORT	2005

Remuneration report

Introduction
The board of Rio Tinto has pleasure in presenting the Remuneration report to shareholders. The report covers the following information:

•	a description of the Remuneration committee and its duties;
•	a description of the policy on directors’, product group chief executives’ and company secretaries’ remuneration;
•	a résumé of the terms of executive directors’ and product group chief executives’ contracts and non executive directors’ letters of appointment;
•	details of each director’s and product group chief executive’s remuneration and awards under long term incentive plans and the link to corporate performance;
•	details of directors’ and product group chief executives’ interests in Rio Tinto shares; and
•	graphs illustrating Group performance, including relative to the HSBC Global Mining Companies’ Index.

The Remuneration report forms part of the Directors’ report
     Rio Tinto is subject to a number of different reporting requirements for the contents of the Remuneration report. The Australian Corporations Act requires certain disclosures in respect of the five highest paid executives below board level, and Australian and International accounting standards (AASB 124 and IAS 24 respectively) both require additional disclosures for “key management personnel”. The board has considered the definition of “key management personnel” and has decided that, in addition to the executive and non executive directors, they comprise the six product group chief executives. In the remainder of this report, the executive directors and the product group chief executives will collectively be referred to as the executives.

Remuneration committee
The following independent, non executive directors were members of the Remuneration committee during 2005:
•	Sir Richard Sykes (chairman)
•	Sir David Clementi
•	Richard Goodmanson
•	Andrew Gould
•	John Morschel (to 29 April 2005)

The committee met four times during 2005. Members’ attendance is set out on page 64. The committee’s responsibilities are set out in its Terms of Reference which can be viewed on Rio Tinto’s website. They include:
•	recommending remuneration policy relating to the executives to the board;
•	reviewing and determining the remuneration of the executives and the company secretary of Rio Tinto plc;
•	reviewing and agreeing management’s strategy for remuneration and conditions of employment for managers other than the executives;
•	monitoring the effectiveness and appropriateness of general executive remuneration policy and practice; and
•	recommending any changes to the chairman’s fees.

Jeffery Kortum, Group adviser, remuneration, attends the committee’s meetings in an advisory capacity. The chairman, Paul Skinner, and the chief executive, Leigh Clifford, also participated in meetings at the invitation of the committee, but were not present when issues relating to their own remuneration were discussed. Anette Lawless, the company secretary of Rio Tinto plc, acts as secretary to the committee, but is not present when issues relating to her remuneration are discussed.
     In 2004, the committee appointed Kepler Associates, an independent remuneration consultancy, to provide advice on executive remuneration matters. Apart from providing specialist remuneration advice, Kepler Associates has no links to the Group.
     To carry out its duties in accordance with its Terms of Reference, the committee monitors global remuneration trends and developments and draws on a range of external sources of data, including publications by remuneration consultants Towers Perrin, Hay Group and Watson Wyatt.

Corporate governance
The committee reviewed its Terms of Reference in 2005 and concluded that, in the course of its business, it had covered the main duties set out in the Combined Code, published by the UK Financial Reporting Council, and Principle 9 of the ASX Best Practice Corporate Governance Guidelines, and was constituted in accordance with the requirements of the Code and the ASX Best Practice Corporate Governance Guidelines.
     The board considered the performance of the committee and confirmed that the committee had satisfactorily performed the duties set out in its Terms of Reference.
     The 2004 Remuneration report was approved by shareholders at the 2005 annual general meetings.

Executive remuneration
Board policy
Rio Tinto operates in a global market, where it competes for a limited resource of talented, internationally mobile executives. It recognises that to achieve its business objectives, the Group needs high quality, committed people.
     Rio Tinto has, therefore, designed an executive remuneration policy to support its business goals by enabling it to attract, retain and appropriately reward executives of the calibre necessary to produce very high levels of performance.
The main principles of the Group’s executive remuneration policy are:
•	to provide total remuneration which is competitive in structure and quantum with comparator companies’ practices in the regions and markets within which the Group operates;
•	to achieve clear alignment between total remuneration and delivered business and personal performance, with particular emphasis on shareholder value creation;
•	to link variable elements of remuneration to the achievement of challenging performance criteria that are consistent with the best interests of the Group and shareholders over the short, medium and long term;
•	to provide an appropriate balance of fixed and variable remuneration; and
•	to provide appropriate relativities between executives globally, in order to support executive placements to meet the needs of the Group.

The composition of total remuneration packages for senior management, including the remuneration of the company secretaries, is designed to provide an appropriate balance between the fixed and variable components. This is in line with Rio Tinto’s stated objective of aligning total remuneration with personal and business performance. Details of executives’ remuneration composition are set out in Table 1 on page 72.
     Executive remuneration is explicitly related to business performance through:

•	the Short Term Incentive Plan, which is based on assessment of personal performance as well as Group and relevant product group underlying earnings and safety targets established by the
Remuneration committee each year;
•	the Share Option Plan and Mining Companies Comparative Plan, which link vesting of options or shares to Rio Tinto total shareholder return performance relative to that of other nominated comparator companies.

The Group’s return to shareholders over the last five years is set out in the table on page 69.

Remuneration components
 Base salary
Base salaries for executives are reviewed annually, taking into account the nature of the individual executive’s role, external market trends and business and personal performance. The Remuneration committee uses a range of international companies of a similar size, global reach and complexity to make this comparison.

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2005	REMUNERATION REPORT

Remuneration report continued

Short term incentive plan (STIP) STIP provides an annual cash bonus opportunity for participants and is designed to support overall remuneration policy by:
•	focusing participants on achieving goals which contribute to sustainable shareholder value; and
•	providing significant bonus differential based on performance against challenging personal, business, and other targets, including safety.

The Remuneration committee reviews and approves performance targets and objectives for executives annually. Executive directors’ STIP payments are linked to three performance criteria: Group financial performance, Group safety performance and personal performance. Product group chief executives’ STIP payments are linked to Group and product group financial performance, product group safety performance and personal performance. Group and product group financial performance is partly measured on an actual underlying earnings basis and partly on a basis normalised for fluctuations of market prices and exchange rates.
     The target level of bonus for executives for 2006 is 60 per cent of salary, the same as 2005. Executives may receive up to twice their target (ie up to 120 per cent of salary) for exceptional performance against all criteria.
     Detail relating to STIP awards for 2005 is on page 69.

Long term incentives
Shareholders approved two long term incentives at the annual general meetings in 2004, the Share Option Plan and the Mining Companies Comparative Plan.
     These are intended to provide the Remuneration committee with a means of linking management’s rewards to Group performance. The committee regards total shareholder return (TSR) as the most appropriate measure of a company’s performance for the purpose of share based long term incentives and a TSR performance measure is therefore applied to both plans.

Share Option Plan (SOP)
Each year, the Remuneration committee considers whether a grant of options should be made under the SOP, and if so, at what level. In arriving at a decision, the committee takes into consideration the personal performance of each executive as well as local remuneration practice.
     No options will become exercisable unless the Group has met stretching performance conditions. In addition, before approving any vesting and irrespective of performance against the respective performance conditions, the Remuneration committee retains discretion to satisfy itself that the TSR performance is a genuine reflection of underlying financial performance.
     Under the plan, approved by shareholders at the 2004 annual general meetings, vesting is subject to Rio Tinto’s TSR equalling or outperforming the HSBC Global Mining Index over a three-year performance period. The HSBC Global Mining Index covers the mining industry in 27 countries. Rio Tinto’s TSR is calculated as a weighted average of the TSR of Rio Tinto plc and Rio Tinto Limited. If TSR performance equals the index, the higher of one third of the original grant or 20,000 options will vest (subject to the actual grant level not being exceeded). The full grant vests if the TSR performance is equal to or greater than the HSBC Global Mining Index plus five per cent per annum. TSR performance at this level historically has been equivalent to the upper quartile of companies in the index. Between these points, options vest on a sliding scale, with no options becoming exercisable for a three year TSR performance below the index.
     Options granted under the 2004 plan before 31 December 2006 will be subject to a single fixed base retest five years after grant if they have not vested after the initial three year performance period, with options granted after 31 December 2006 not subject to any retest. These latter options will, therefore, lapse if they do not vest at the conclusion of the three year performance period. Options granted during 2006 will be the last which will be subject to a potential re-test.

Prior to any options being released to participants for exercise, the Group’s performance against the criteria relevant to the SOP is examined and verified by the external auditors. If Rio Tinto were subject to a change of control or a company restructuring, options would become exercisable subject to the satisfaction of the performance condition measured at the time of the takeover or restructure
Where an option holder dies in service, qualifying options vest immediately, regardless of whether the performance conditions have been satisfied. The estate will have 12 months in which to exercise the options.
The maximum grant under the SOP is three times salary, based on the average share price over the previous financial year. Under the SOP, no options are granted at a discount and no amount is paid or payable by the recipient on receipt of the options. Executives may, however, be granted options at a discount under the Rio Tinto Share Savings Plan, described under ‘Share based remuneration not dependent on performance’ below.
For SOP grants made prior to 2004:
•	two thirds of options vest when growth in the Group’s adjusted earnings per share (under UK GAAP) for a three year performance period is at least nine percentage points higher than US inflation over the same period, as measured by the US Consumer Price Index;
•	the balance of the grant vests when growth of at least 12 percentage points above US inflation has been achieved;
•	Rio Tinto performance is tested against the performance condition after three years; and
•	there is an annual retest on a three year rolling basis until options fully vest or lapse at the end of the option period.

All remaining open options granted on this basis (under the Plan approved in 1998) will have vested on or before 7 March 2006.

Mining Companies Comparative Plan (MCCP)
Rio Tinto’s performance share plan, the MCCP, provides participants with a conditional right to receive shares. The conditional awards will only vest if performance conditions approved by the committee are satisfied. Again, were there to be a change of control or a company restructuring, the awards would only vest subject to the satisfaction of the performance condition measured at the time of the takeover or restructuring. Additionally, if a performance period is deemed to end during the first 12 months after the conditional award is made, that award will be reduced pro-rata. These conditional awards are not pensionable.
     The performance condition compares Rio Tinto’s TSR with the TSR of a comparator group of 15 other international mining companies over the same four year period. The composition of this comparator group is reviewed regularly by the committee to provide continued relevance in a consolidating industry. The members of this group relevant to the 2005 conditional award are listed at the bottom of the ranking table on page 67. The comparator group for the 2006 conditional award will be determined by the Remuneration committee prior to approving the award.
     The maximum conditional award size under the current MCCP is two times salary, calculated using the average share price over the previous financial year.
     The following table shows the percentage of each conditional award which will be received by executives based on Rio Tinto’s four year TSR performance relative to the comparator group for conditional awards made after 1 January 2004:

Ranking in comparator group
Percentage vesting:
1st-2nd	3rd	4th	5th	6th	7th	8th	9th-16th

150	125	100	83.75	67.5	51.25	35	0

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The historical ranking of Rio Tinto in relation to the comparator group is shown in the following table:

Ranking of Rio Tinto versus comparator companies
Period	Ranking out of 16	Period	Ranking out of 16

1993 – 97	4	1998 – 02	3
1994 – 98	4	1999 – 03	7
1995 – 99	2	2000 – 04	11
1996 – 00	2	2001 – 05	10
1997 – 01	2

Comparator companies for the 2005 Conditional Award were: Alcan, Alcoa, Anglo American, Barrick Gold, BHP Billiton, Freeport, Grupo Mexico, INCO, Newmont, Noranda, Phelps Dodge, Placer Dome, Teck Cominco, WMC Resources and Xstrata

Before awards are released to participants, the external auditors and Kepler Associates independently review the Group’s TSR performance compared to that of the comparator companies.
     Awards are released to participants as either Rio Tinto plc or Rio Tinto Limited shares or as an equivalent amount in cash. In addition, for MCCP Conditional Awards made after 1 January 2004, a cash payment equivalent to the dividends that would have accrued on the vested number of shares over the four year period will be made to executive directors and product group chief executives.
     Shares to satisfy the vesting may be treasury shares, shares purchased in the market, by subscription, or, in the case of Rio Tinto Limited, transfers of existing shares.

Post employment benefits
Under current pension arrangements, executives are normally expected to retire at the age of 60, except executives with Australian employment contracts, who would normally be expected to retire at age 62. In 2004, Leigh Clifford’s contractual retirement age was reduced from 62 to 60, with a corresponding change to his retirement arrangements.

United Kingdom
Guy Elliott participates in the non contributory Rio Tinto Pension Fund, a funded, Inland Revenue approved, occupational pension scheme. The fund provides both defined benefit and defined contribution benefits. In April 2005, the defined benefit section of the Rio Tinto Pension Fund was closed to new participants.
     Guy Elliott is a member of the defined benefit section, accruing a pension from normal retirement age at 60 of two thirds final pensionable salary, subject to completion of 20 years’ service. Proportionally lower benefits are payable for shorter service or, if, having attained 20 years’ service, retirement is taken prior to the age of 60. Members of the defined benefit section who retire early may draw a pension reduced by approximately four per cent a year for each year of early payment from age 50 onwards. Spouse and dependants’ pensions are also provided. Pensions paid from this section are guaranteed to increase annually in line with increases in the UK Retail Price Index subject to a maximum of ten per cent per annum. Increases above this level are discretionary.
     During 2005, no Company cash contributions were paid into the Rio Tinto Pension Fund as the fund remained fully funded.
     Rio Tinto has reviewed its pension policy in the light of the legislation changes being introduced from April 2006, which will remove the earnings “cap” and introduce a Lifetime Allowance. The Rio Tinto Pension Fund is being amended to incorporate a fund specific limit equivalent to the earnings cap for all members previously affected; unfunded benefits will continue to be provided, where already promised, on pensionable salary above the fund specific limit. There will be no change to the pension promise in place for the current executive director, and the unfunded arrangements described above may be utilised to deliver this promise.

Australia
Leigh Clifford, is a member of the Rio Tinto Staff Superannuation Fund, a funded superannuation fund regulated by Australian legislation. The fund provides both defined benefit and defined contribution benefits. He is a defined benefit member, accruing lump sums payable on retirement. Retirement benefits are limited to a lump sum multiple of up to seven times final basic salary at age 62, although, as stated above, Leigh Clifford will retire at age 60. For retirement after 62, the benefit increases to up to 7.6 times average salary at age 65.
     Death in service and disablement benefits are provided as lump sums and are equal to the prospective age 65 retirement benefit. Proportionate benefits are also payable on termination of employment for ill health or resignation.
     Executives are not required to pay contributions. During 2005, Company cash contributions were paid into the Rio Tinto Staff Superannuation Fund to fund members’ defined benefit and defined contribution benefits.

Other pensionable benefits
The percentage of total remuneration which is dependent on performance is substantial. The committee considers it appropriate that a proportion of this “at risk” pay should be pensionable. Annual STIP awards are pensionable up to a maximum value of 20 per cent of basic salary. For Australian participants this results in a defined contribution payment equivalent to 20 per cent of the pensionable component of STIP and does not impact the defined benefit component.
     The Remuneration committee has determined that for any new executive directors, STIP will not be pensionable.
     Details of directors’ pension and superannuation entitlements are set out in Table 2 on page 74.

Performance and non performance related remuneration
Total remuneration is a combination of fixed and performance related elements, each of which is described in this report. In addition, some executives have specific arrangements for remuneration outside the performance and non performance related remuneration. These include expatriate/secondment packages, which may include items such as housing benefit, assistance with incremental school fees and tax equalisation. Other compensation includes medical insurance and the provision of a company car and fuel, or an allowance in lieu. The total remuneration for executives shown in Table 1 includes these non performance related items, which are specific to the circumstances of each executive.
     The performance related, or variable, elements are the short and long term incentive plans, which are linked to achievement of business and personal performance goals and are, therefore, “at risk”. The rest of the elements of the package are “fixed”, as they are not at risk, although some, such as base salary, are also related to performance.
     Excluding post employment costs and expatriate secondment costs, employment costs and other benefits, the proportion of total direct remuneration provided by way of variable components, assuming target levels of performance, is approximately 68 per cent for the chief executive, 62 per cent for the finance director and between 62 per cent and 68 per cent for the product group chief executives. Variable components comprise the Short Term Incentive Plan, the Share Option Plan and the Mining Companies Comparative Plan (STIP, SOP and MCCP). The actual proportion of total direct remuneration provided by way of variable components is set out in Table 1 on page 72 and may differ from these target percentages depending on Company and personal performance.

Share based remuneration not dependent on performance
Senior management may participate in share and share option plans that apply to all employees at particular locations and for which neither grant or vesting is subject to the satisfaction of a performance condition. These plans are consistent with standard remuneration practice whereby employees are offered share and option plan participation as part of their employment entitlements in order to encourage alignment

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with the long term performance of the Company.
     Executives employed in the Rio Tinto plc part of the Group may participate in the Rio Tinto plc Share Savings Plan, a savings related plan which is open to employees in the UK and elsewhere. Under the plan, participants can save up to £250 per month, or equivalent in local currency, for a maximum of five years. At the end of the savings period participants may exercise an option over shares granted at a discount of up to 20 per cent to the market value at the time of the grant. The number of options participants are entitled to is determined by the option price, the savings amount and the length of the savings contract. No consideration is paid or payable by the recipient on receipt of the options. The UK section of this plan is Inland Revenue approved.
     Eligible UK employees, including some of the executives, may also participate in the Rio Tinto Share Ownership Plan, an Inland Revenue approved share incentive plan which was approved by shareholders at the 2001 annual general meeting and introduced in 2002. Under this plan, participant employees can save up to £125 per month, which the plan administrator invests in Rio Tinto plc shares. Rio Tinto matches these purchases on a one for one basis. In addition, eligible employees may receive an annual award of Rio Tinto shares up to a maximum of five per cent of salary, subject to a cap of £3,000.
     Executives employed in the Rio Tinto Limited part of the Group may elect to participate in the Rio Tinto Limited Share Savings Plan, also introduced in 2001, which is similar to the Rio Tinto plc Share Savings Plan.

Service contracts
Each of the executives has a service contract with a Group company. Full details of remuneration provided during service are set out in this report.
     It is the Group’s policy that the service contracts of all executives have no fixed term but be capable of termination giving no more than 12 months’ notice. Notice periods for executives are as follows:

Notice periods
Name	Date of Agreement	Notice period	Remaining service period if less than 12 months

Executive directors
Leigh Clifford	30 Mar 2005	12 months	N/A
Guy Elliott	19 Jun 2002	12 months	N/A
Product group chief executives
Tom Albanese	3 Aug 2004	12 months	N/A
Preston Chiaro	30 Sep 2003	12 months	N/A
Oscar Groeneveld	1 Oct 2004	12 months	N/A
Keith Johnson	12 Mar 2004	12 months	N/A
Andrew Mackenzie	4 May 2004	12 months	N/A
Sam Walsh	3 Aug 2004	12 months	N/A

Termination payments
Rio Tinto has retained the right to pay executives in lieu of notice. Given the wide variety of possible circumstances leading to early termination, the executives’ service contracts do not provide explicitly for compensation, but in the event of early termination, it is the Group’s policy to act fairly in all circumstances and the duty to mitigate would be taken into account. Compensation would not provide unmerited reward for poor performance.
     There were no termination payments made in 2005. However, a contractual payment was made to Christopher Renwick, a former product group chief executive, who left the Group on 1 December 2004, in respect of housing costs incurred as a consequence of his relocation during employment at the request of the Group. This payment is shown in Table 1 on page 72 as a termination benefit in 2005 as it was paid after he left the Group.

Shareholding policy
In 2002, the committee decided that it would be appropriate to encourage executives to build up a substantial shareholding, aiming to reach a holding equal in value to two times base salary over five years. Details of executives’ share interests in the Group are set out in Table 3 on page 74.

Remuneration paid in 2005
Performance of Rio Tinto, product groups and individual executives
2005 was a year of generally very strong operational performance and was the second successive year of record results for the Group.
     To illustrate the performance of the Companies relative to their markets, graphs showing the performance of Rio Tinto plc in terms of TSR over the last five years, compared to the FTSE 100 Index and Rio Tinto Limited compared to the ASX All Ordinaries Index are reproduced below. A graph showing Rio Tinto’s performance relative to the HSBC Global Mining Index is also included to illustrate the performance of Rio Tinto relative to other mining companies. The effect of this performance on shareholder wealth is detailed in the table below.

TSR (£) – Rio Tinto plc vs FTSE 100 Total return basis Index 2000 = 100

TSR (A$) – Rio Tinto Limited vs ASX All Share Total return basis Index 2000 = 100

TSR (US$) – Rio Tinto Group vs HSBC Global Mining Index Total return basis Index 2000 = 100

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REMUNERATION REPORT	2005

Rio Tinto shareholder return 2001-2005
Year	Dividends paid during the year	Share price – Rio Tinto plc pence		Share price – Rio Tinto Limited A$		Total shareholder return (TSR)

	US cents per share	1 Jan	31 Dec	1 Jan	31Dec	%

2005	83.5	1,533	2,655	39.12	69.00	77.5
2004	66.0	1,543	1,533	37.54	39.12	1.7
2003	60.5	1,240	1,543	33.95	37.54	27.9
2002	68.5	1,316	1,240	37.21	33.95	(2.3)
2001	58.5	1,178	1,316	29.44	37.21	15.5

Rio Tinto Group and product group performance during 2005, and over relevant performance periods ending at 31 December 2005, impacted executives’ remuneration as follows:

Share based awards:
•	MCCP – Rio Tinto ranked tenth in the sixteen company comparator group at the completion of the four-year performance period ending 31 December 2005, resulting in zero vesting of the conditional awardmade to executives who were directors at the date of the conditional award. This group included Leigh Clifford, Guy Elliott and Oscar Groeneveld. The vesting shown in Table 4 on page 75, for other product group chief executives, where relevant, is in accordance with the performance condition applicable to the 2002 award and represents 25 per cent of the original awards.
•	SOP – Rio Tinto EPS growth over the three years ending 31 December 2005 exceeded the level required by the applicable performance condition and this grant will vest in full on 7 March 2006.

Annual cash bonus
Cash bonuses (STIP) in respect of the 2005 performance period, to be paid in March 2006, are set out in Table 1 on page 72 and the percentages awarded to each executive (or forfeited) are set out in the table on page 70. These bonuses were approved by the committee on the basis of delivered performance against financial, safety and personal targets and objectives for each executive.
     Financial performance was assessed against underlying earnings targets for the Group and relevant product group as established by the committee at the commencement of the performance period. The potential impact of fluctuations in exchange rates and some prices are outside the control of the Group. The committee therefore compares, on an equal weighting basis, both actual results and underlying performance. This approach is designed to ensure that the annual bonus reflects financial results and addresses underlying performance excluding the impact of prices and exchange rates. The committee retains discretion to consider underlying business performance in deciding STIP awards.
     The safety measures included Group or relevant product group lost time injury frequency rates (LTIFR) and overall assessment of progress against improvement targets in other safety measures, including all injury frequency rates (AIFR). These measures are chosen as they reflect the priority of safety at all Rio Tinto operations.
     Personal performance targets and objectives were established for each executive at the start of the performance period. These comprise a balanced set of measures for each individual that reflect current operational performance, as well as progress on initiatives and projects designed to grow the value of each business unit and the Rio Tinto portfolio. The targets and objectives chosen enable personal performance and the benefit accruing to shareholders in the long term to be mirrored in each of the executives’ “at risk” remuneration.

     To achieve linkage between business/financial and personal/non-financial performance and remuneration, each executive director’s STIP payment is calculated as a percentage of salary in accordance with the formula set out below:

Target		Business/financial			Personal/non financial
STIP		(score = 0% to 133%)			(score = 0% to 150%)
(60%)
	X	75%	25%	X	Personal targets
and objectives
		weight	weight
		Group	Group
		financial	safety
		results	performance

For each product group chief executive, STIP payments are calculated as a percentage of salary in accordance with the formula set out below:

Target		Business/financial			Personal/non financial
STIP		(score = 0% to 133%)			(score = 0% to 150%)
(60%)
		40%	60%		25%	75%
	X	weight	weight	X	weight	weight

		Group	Product		Product	Personal
		financial	group		group	targets
		results	financial		safety	and
			results			objectives

The following is a summary of the business, financial and safety STIP remuneration outcomes for 2005. Full details of overall STIP outcomes are listed below:

•	Strong Group financial performance for 2005 resulted in a STIP score at the maximum level (133 per cent of target) for this component.
•	Financial performance for each product group varied and the Remuneration committee approved STIP scores ranging from 80 per cent of target to 133 per cent of target (the maximum) for this component.
•	Continued improvement in Group safety performance resulted in the Remuneration committee approving a score of 125 per cent of target (maximum is 133 per cent) for this component.
•	Product group safety performance varied and STIP scores ranged from 80 per cent of target to 140 per cent of target (where 150 per cent is the maximum achievable) for this component.
•	Total STIP awards for executives ranged from 71 per cent to 106 per cent of salary (59 per cent to 88 per cent of maximum).

Each of the results set out below therefore reflect a second successive year of record results, strong operational performance and portfolio initiatives to secure future value for the business across the Group.

Leigh Clifford
•	The committee assessed personal performance as above target and the overall STIP award was 157.2 per cent of target (78.6 per cent of maximum).
Guy Elliott
•	The committee assessed personal performance as above target and the overall STIP award was 170.3 per cent of target (85.2 per cent of maximum).
Tom Albanese
•	The committee assessed product group financial performance and personal performance as above target and product group safety performance at target. The overall STIP award was 157.9 per cent of target (79 per cent of maximum).
Preston Chiaro
•	The committee assessed product group financial performance as below target and safety and personal performance as above target. The overall STIP award was 120.2 per cent of target (60.1 per cent of maximum).

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Oscar Groeneveld
•	The committee assessed product group financial performance and personal performance as above target and safety performance at target. The overall STIP award was 124.9 per cent of target (62.5 per cent of maximum).
Keith Johnson
•	The committee assessed product group financial performance and personal performance as above target and safety performance as below target. The overall STIP award was 142.4 per cent of target (71.2 per cent of maximum).
Andrew Mackenzie
•	The committee assessed product group financial performance as at target, personal performance as above target and safety performance as below target. The overall STIP award was 118.9 per cent of target (59.4 per cent of maximum).
Sam Walsh
•	The committee assessed product group financial and safety performance and personal performance as above target. The overall STIP award was 176.2 per cent of target (88.1 per cent of maximum).

Share based payment – long term incentives granted in 2005
Options over either Rio Tinto plc or Rio Tinto Limited shares were granted to each executive under the Share Option Plan on 9 March 2005. The Remuneration committee reviewed the performance condition applicable to this grant and confirmed that vesting will be dependent on Rio Tinto TSR relative to the HSBC Global Mining Index over a three year performance period. Share options granted are included in Table 5 on page 77.
     A conditional award of performance shares in either Rio Tinto plc or Rio Tinto Limited shares was made to each executive under the MCCP on 9 March 2005. The Remuneration committee reviewed the performance condition applicable to the conditional award and confirmed that vesting will be dependent on Rio Tinto TSR relative to 15 other mining companies.
     The percentages of maximum bonuses made in respect of 2005 and grants vested in respect of performance periods ending 31 December 2005, as well as the percentages forfeited because the relevant Company or individual did not meet the performance criteria required for full vesting, are as follows:

Bonuses and grants made during or in respect of 2005
	STIP Cash[1]		SOPOptions[2]		MCCP Shares[3]

	% of	% of	%	%	%	%
	maximum	maximum	vested	forfeited	vested	forfeited
	vested	forfeited

Robert Adams[4]	50.0	50.0	100	–	42.3	57.7
Leigh Clifford	78.6	21.4	100	–	–	100
Guy Elliott	85.2	14.8	100	–	–	100
Tom Albanese	79.0	21.0	100	–	25	75
Preston Chiaro	60.1	39.9	100	–	25	75
Oscar Groeneveld	62.5	37.5	100	–	–	100
Keith Johnson	71.2	28.8	100	–	25	75
Andrew Mackenzie[5]	59.4	40.6	N/A	N/A	N/A	N/A
Sam Walsh	88.1	11.9	100	–	2	75

1.	Paid in March 2006 in respect of 2005.
2.	Vesting of 2003 grant in March 2006.
3.	Vesting of 2002 Conditional Award in February 2006.
4.	Robert Adams’ conditional award vested on a pro-rata basis reflecting his period of employment.
5.	Andrew Mackenzie joined in 2004 after the 2003 SOP and 2002 MCCP awards had been made.

The estimated maximum and minimum total value of bonuses and share and option based compensation for the 2006 financial year are set out below.

Minimum and maximum total bonuses and grants 2006
	STIP Cash[1]		SOP Options		MCCP Shares
	Potential range of		(% of March		(% of March
	bonus payments in		2006 salary)[2,3]		2006 salary)[2,4]
	March 2007 in
	respect of 2006

	Min	Max	Min	Max	Min	Max
	US$	US$
Leigh Clifford	–	1,835,136	–	300	–	200
Guy Elliott	–	1,161,216	–	200	–	140
Tom Albanese	–	948,000	–	300	–	200
Preston Chiaro	–	720,000	–	300	–	200
Oscar Groeneveld	–	1,141,920	–	200	–	140
Keith Johnson	–	756,864	–	200	–	140
Andrew Mackenzie	–	839,808	–	200	–	140
Sam Walsh	–	1,054,080	–	200	–	140

1.	Based on exchange rate £1 = US$1.728 and A$1 = US$0.732.
2.	Grant / Conditional Award based on the average share price during 2005.
3.	SOP Options to be granted in 2006 may, subject to achievement of the performance condition, vest in 2009, with a potential re-test in 2011. The maximum value of these options at the date of vesting would be calculated by multiplying the number of vested options by the intrinsic value at that time (ie the difference between the option exercise price and the current market price).
4.	MCCP performance shares to be granted in 2006 may, subject to achievement of the performance condition, vest in 2010. The maximum value of these shares at the date of vesting would be calculated by multiplying the number of vested shares by the intrinsic value at that time (ie the current market price plus, the value of dividends “earned” on the vested shares during the performance period).

External appointments
Executive directors are likely to be invited to become non executive directors of other companies. Rio Tinto believes that such appointments can broaden their experience and knowledge, to the benefit of the Group. It is Group policy to limit executive directors’ external directorships to one FTSE 100 company or equivalent and they are not allowed to take on the chairmanship of another FTSE 100 company. In addition the chairman of Rio Tinto is not permitted to take on the chairmanship of another FTSE 100 company, or equivalent. Consequently, where there is no likelihood that such directorships will give rise to conflicts of interests, the board will normally give consent to the appointment, with the director permitted to retain the fees earned. Details of fees earned are set out in the notes to Table 1 on page 73.

Company secretary remuneration
The board policy described above applies to the company secretary of each of Rio Tinto plc and Rio Tinto Limited. The secretaries participate in the same performance based remuneration arrangements as the executives. The individual performance measures for the secretaries’ annual cash bonus comprise company and personal measures. Their personal measures reflected the key responsibilities of the company secretarial role and included ensuring compliance with regulatory requirements, oversight of good corporate governance practice and the provision of corporate secretarial services.

Chairman and non executive director remuneration
Remuneration policy
Reflecting the board’s focus on long term strategic direction and corporate performance rather than short term results, remuneration for the chairman and non executive directors is structured with a fixed fee component only, details of which are set out below and in Table 1 on page 72. The board as a whole determines non executive directors’ fees, although non executive directors do not vote on any changes to their own fees. Fees are set to reflect the responsibilities and time spent by the directors on the affairs of Rio Tinto. To reflect the commitment expected from directors, as well as market practice for similar companies, non executive directors’ base fees were increased from £50,000 to £60,000 in late 2005, the first such increase since 2001.
     It is Rio Tinto’s policy that the chairman should be remunerated on

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a competitive basis and at a level which reflects his contribution to the Group, as assessed by the board. The chairman is not present at any discussion regarding his own remuneration. He does not participate in the Group’s incentive plans or pension arrangements.

Letters of appointment
Non executive directors have formal letters of appointment setting out their duties and responsibilities. These letters are available for inspection at Rio Tinto plc’s registered office prior to the annual general meeting and at the meeting itself. Each non executive director is appointed subject to periodic re-election by shareholders as detailed on page 78. There are no provisions for compensation payable on termination of any non executive director’s directorship.
     The chairman’s letter of appointment summarises his duties as chairman of the Group and was agreed by the Remuneration committee. It stipulates that he is expected to dedicate at least three days per week on average to carry out these duties. The letter envisages that Paul Skinner will continue in the role of chairman until he reaches the age of 65 in 2009, subject to re-election as a director by shareholders, although the appointment may be terminated by either Rio Tinto or Paul Skinner giving six months’ notice. Other than in this case, there is no provision for compensation payable on termination of his chairmanship or directorship.

Remuneration components
The following table sets out the annual fees payable to the chairman and the non executive directors in £/A$ as appropriate.

	As at		As at
	31 Dec 2005		1 Jan 2005

Base fees:
Chairman	£600,000		£550,000
Other directors	£60,000	/	£50,000	/
	A$150,000		A$125,000
Additional fees:
Senior independent director	£35,000		£30,000
Audit committee chairman	£20,000		£20,000
Audit committee member	£10,000		£10,000
Remuneration committee chairman	£15,000		£15,000
Remuneration committee member	£5,000		£5,000
Committee on social and environmental
accountability chairman	£10,000		–
Committee on social and environmental	£3,000	/
accountability member	A$7,500		–
Overseas meeting allowances:
Long distance (flights over	£4,000	/	£4,000	/
10 hours per journey)	A$10,000		A$10,000

Medium distance (flights of	£2,000	/	£2,000	/
5-10 hours per journey)	A$5,000		A$5,000

No additional fee is payable to the chairman or members of the Nominations committee although this arrangement remains subject to review and will depend on the volume of committee business going forward. In light of the increased volume of committee work, it was decided in June 2005 to introduce a £10,000 fee for the chairman of the Committee on social and environmental accountability and a £3,000 fee for members.
     Rio Tinto does not pay retirement benefits or allowances to the chairman or non executive directors nor do any participate in any of the Group’s incentive plans. Where the payment of statutory minimum superannuation contributions for Australian non executive directors is required by the Australian superannuation guarantee legislation, these contributions are deducted from the directors’ overall fee entitlements.

Remuneration paid during 2005
Details of the nature and amount of each element of remuneration paid to the chairman and non executive directors during 2005 are set out in Table 1 on page 72. No post employment, long term or termination payments were paid and no share based payments made.

Auditable information
Under Part 3 of Schedule 7A to the United Kingdom Companies Act 1985, the information included in respect of the directors in the table immediately below, the information about the directors’ short term employee benefits (excluding employment costs), defined contribution pension costs and termination benefits in Table 1, 4 and 5 are auditable.
     The Australian Securities Investments Commission issued an order dated 27 January 2006 under which the information included in the Remuneration report to comply with paragraph 25 of Australian Accounting Standard AASB 124 “Related Party Disclosures” (relating to “key management personnel” compensation) is also auditable. This information comprises Tables 1, 3, 4 and 5 and the disclosures provided under the headings Executive remuneration, Remuneration components, Remuneration paid in 2005 and chairman and non executive director remuneration.

Directors’ total remuneration as defined under Schedule 7A of the Companies Act 1985
	2005	2004
	US$’000	US$’000

Chairman
Paul Skinner	1,049	963

Non executive directors
Ashton Calvert	132	–
Vivienne Cox	107	–
Sir David Clementi	138	110
Leon Davis	95	275
Sir Rod Eddington	43	–
Sir Richard Giordano	80	191
Richard Goodmanson	127	8
Andrew Gould	142	110
Lord Kerr	130	115
David Mayhew	122	122
John Morschel	43	155
Sir Richard Sykes	188	127
Lord Tugendhat	–	37

Executive directors
Robert Adams	220	1,777
Leigh Clifford	3,093	3,150
Guy Elliott	1,872	1,781
Oscar Groeneveld	–	1,215

Annual general meetings
Shareholders will be asked to vote on this Remuneration report at the Companies’ forthcoming annual general meetings.

By order of the board
Anette Lawless
Secretary
Remuneration Committee
24 February 2006

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2005	REMUNERATION REPORT

Remuneration report continued

Table 1 – Total remuneration of directors and product group chief executives

													Primary				Equity

					Short term employee benefits and costs						Other long		Value of share based awards					[6]
											term benefits

	Base	Cash	Other cash		Non-Monetary		Secondment		Employment		Long		MCCP	[7]	SOP	[8]	SSP/
	salary	bonus	based		benefits	[2]	costs	[3]	costs	[4]	service	[5]					Others	[9]
Stated in US$’000[1]			benefits	[2]
	US$	US$	US$		US$		US$		US$		US$		US$		US$		US$

Chairman
Paul Skinner	1,017	–	31		1		–		133		–		–		–		–
Non executive directors
Ashton Calvert[13]	101	–	31		–		–		7		–		–		–		–
Vivienne Cox[13]	100	–	7		–		–		13		–		–		–		–
Sir David Clementi	123	–	15		–		–		16		–		–		–		–
Leon Davis[13,14]	94	–	–		–		–		5		–		–		–		–
Sir Rod Eddington[13]	35	–	8		–		–		5		–		–		–		–
Sir Richard Giordano[13,14]	61	–	7		–		–		8		–		–		–		–
Richard Goodmanson	112	–	15		–		–		–		–		–		–		–
Andrew Gould	135	–	7		–		–		–		–		–		–		–
Lord Kerr	115	–	15		–		–		15		–		–		–		–
David Mayhew[15,16]	108	–	15		–		–		–		–		–		–		–
John Morschel[13,14]	43	–	–		–		–		2		–		–		–		–
Sir Richard Sykes[16]	174	–	15		–		–		–		–		–		–		–

Executive directors[17,19]
Robert Adams –
Planning & Development[2]	76	38	102		4		–		125		–		1,155		582		1
Leigh Clifford –
Chief Executive[18]	1,492	1,348	31		5		160		363		–		1,651		1,277		2
Guy Elliott – Finance	923	906	27		6		–		256		–		881		480		10

Product group chief executives[19]
Tom Albanese –
Copper & Exploration	730	682	–		46		932		32		–		821		680		14
Preston Chiaro – Energy	537	393	21		12		1,050		64		–		652		343		14
Oscar Groeneveld –
Aluminium	883	642	–		121		138		129		–		579		457		2
Keith Johnson – Diamonds	607	498	13		22		–		148		–		473		203		8
Andrew MacKenzie –
Industrial Minerals	683	466	11		21		–		124		–		414		93		7
Chris Renwick –
Iron Ore (retired)[5]	–	–	–		–		–		110		–		–		–		–
Sam Walsh – Iron Ore	807	829	–		76		92		130		–		630		384		3

2005 Remuneration (US$’000)	8,956	5,802	371	314	2,372	1,685		–	7,256	4,499	61
			Short term employee				Long		Share	based
2005 Totals			benefit and costs			19,500	term	–		awards	11,816

2004 Remuneration (US$’000)	9,255	6,688	255	775	3,183	1,994		1,325	3,337	6,582	69
2004 Totals			Short term employee				Long		Share based
			benefits and costs			22,150	term	1,325	awards		9,988

Notes
1.	The total remuneration is reported in US dollars. The amounts with the exception of the annual cash bonus, can be converted into sterling at the rate of 1US$ = £0.5491 or alternatively into Australian dollars at the rate of 1US$ = A$1.3111, each being the average exchange rate for 2005. The annual cash bonus is payable under the STIP and this may be converted at the 2005 year end exchange rate of 1US$ = £0.5787 to ascertain the sterling equivalent or alternatively,1US$ = A$ 1.3652 to calculate the Australian dollar value.
2.	Other cash based benefits include car, fuel, overseas meeting allowances and cash in lieu of holiday paid to the estate of Robert Adams who died on 27 January 2005. The amounts shown as paid to non executive directors relate entirely to overseas meeting allowances. Non monetary benefits include heathcare, 401K contributions in the US, the provision of a car, annual leave accruals and professional advice.
3.	Secondment costs comprise housing, education, tax equalisation and relocation payments made to and on behalf of executive directors and product group chief executives living outside their home country.
4.	Employment costs comprise social security contributions and accident insurance premiums in the UK and US and payroll taxes in Australia paid by the employer as a direct additional cost of hire.
5.	A payment in respect of long service leave is paid to Australian executive directors and product group chief executives on retirement. Christopher Renwick received such a payment when he retired on 1 December 2004. No other long term benefit type payments have been made in the period.
6.	The value of share based awards has been determined in accordance with the recognition and measurement requirements of IFRS2 "Share-based Payment". The fair value of awards granted under the Rio Tinto Share Option Plan (the SOP), the Share Savings Plan (the SSP) have been calculated at their dates of grant using an independent lattice based option valuation model provided by external consultants, Lane Clark and Peacock LLP. The fair value of awards granted under the Mining Companies Comparative Plan (the MCCP) has been based on the market price of shares at the measurement date adjusted to reflect the number of awards expected to vest based on the current and anticipated relative TSR performance. Further details of the valuation methods and assumptions used for these awards are included in the Note 48 (Share Based Payments). The non executive directors do not participate in the long term incentive share schemes.
7.	The number of conditional shares awarded to executive directors and product group chief executives under the MCCP for the twelve month period ending 31 December 2005 are shown under Table 4 of this report. The MCCP is stated under primary emoluments to reflect the treatment of the plan as a cash settled share based payment.
8.	The award of options to executive directors under the SOP and SSP during the twelve month period up to 31 December 2005 are shown in Table 5 of this report.
9.	Other share based awards refers to the Rio Tinto All Employee Share Ownership Plan where UK executive directors and product group chief executives are beneficiaries to free shares up to a maximum value of £3,000 (US$ 5,463 ) and may also contribute to purchase additional shares where the Company will also

72	Rio Tinto 2005 Annual report and financial statements

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REMUNERATION REPORT	2005

Table 1 – Total remuneration of directors and product group chief executives (continued)

		Post employment			Other benefits
		Post employment costs		[10]	Termination benefits				Remuneration mix[11]		Total remuneration

	Pension – Defined
			Medical		Post service	Gifts	[14]	Fixed as %	At-risk as %	Options as %	2005	2004	[12]	Currency
	Benefits	Contributions	costs		payments			2005 Total	2005 Total	Total				of actual
Stated in US$’000	US$	US$	US$		US$	US$					US$	US$		payment

Chairman
Paul Skinner	–	–	–		–	–		100.0	–	–	1,182	1,085		£
Non executive directors
Ashton Calvert[13]	–	–	–		–	–		100.0	–	–	139	–		A$
Vivienne Cox[13]	–	–	–		–	–		100.0	–	–	120	–		£
Sir David Clementi	–	–	–		–	–		100.0	–	–	154	123		£
Leon Davis[13,14]	–	–	–		–	1		100.0	–	–	100	289		£
Sir Rod Eddington[13]	–	–	–		–	–		100.0	–	–	48	–		£
Sir Richard Giordano[13,14]	–	–	–		–	12		100.0	–	–	88	214		£
Richard Goodmanson	–	–	–		–	–		100.0	–	–	127	8		£
Andrew Gould	–	–	–		–	–		100.0	–	–	142	110		£
Lord Kerr	–	–	–		–	–		100.0	–	–	145	128		£
David Mayhew[15,16]	–	–	–		–	–		100.0	–	–	123	110		£
John Morschel[13,14]	–	–	–		–	1		100.0	–	–	46	163		A$
Sir Richard Sykes[16]	–	–	–		–	–		100.0	–	–	189	132		£

Executive directors[17,19]
Robert Adams –
Planning & Development[2]	31	–	–		–	–		16.0	84.0	27.5	2,114	3,686		£
Leigh Clifford –
Chief Executive[18]	317	58	–		–	–		36.2	63.8	19.0	6,704	6,511		£
Guy Elliott – Finance	408	–	–		–	–		41.8	58.2	12.3	3,897	3,079		£

Product group chief executives[19]
Tom Albanese –
Copper & Exploration	157	13	3		–	–		46.9	53.1	16.5	4,110	4,043		US$
Preston Chiaro – Energy	142	12	6		–	–		57.2	42.8	10.6	3,246	2,595		US$
Oscar Groeneveld –
Aluminium	181	18	–		–	–		46.7	53.3	14.5	3,150	3,383		A$
Keith Johnson – Diamonds	312	–	–		–	–		48.6	51.4	8.9	2,284	1,712		£
Andrew MacKenzie –
Industrial Minerals	398	–	–		–	–		56.1	43.9	4.2	2,217	757		£
Chris Renwick –
Iron Ore (retired)[5]	–	–	–		1,115	–		100.0	–	–	1,225	4,506		A$
Sam Walsh – Iron Ore	200	–	–		–	–		41.5	58.5	12.2	3,151	3,130		A$

											34,701	35,764

2005 Remuneration	2,146	101	9		1,115	14
2005 Totals	Post employment costs		2,256		Termination	1,129					34,701

2004 Remuneration	2,127	166	8		–	–

2004 Totals	Post employment costs		2,301		Termination	–						35,764

match their personal contributions up to a maximum of £1,500 (US$ 2,732 ) per annum. Under these plans Robert Adams received £338 (US$616), Keith Johnson received £3,500 (US$6,374), Andrew Mackenzie received £3,750 (US$6,829) and Guy Elliott received £4,500 (US$8,195). American group product chief executives receive a Company matching of personal contribution for shares under the US 401K arrangements up to a maximum of US$12,600. The Company matched personal contributions to the following values: Tom Albanese (US$12,600) and Preston Chiaro (US$12,083).
10.	The costs shown for defined benefit pension plans and post-retirement medical benefits are the service costs attributable to the individual, calculated in accordance with IAS19. The cost for defined contribution plans is the amount contributed by the year by the company.
11.	Remuneration mix shows the proportions of total remuneration comprising fixed and variable pay components and the percentage of total remuneration comprising share options only. Fixed pay is represented by base salary, non monetary and other cash benefits, secondment and employment costs, post employment, termination benefits and voluntary share based awards as detailed in Note 9.Variable pay is made up of the cash bonus and the values of the share based awards related to company performance.
12.	The comparative total figures in respect of 2004 have been restated following the move to International Financial Reporting Standards. In summary the major changes are the inclusion of employment costs and the recalculation of post employment costs and the value of share based awards on an annual basis.
13.	Several of the non executive directors held their positions for less than the whole financial year. The following directors were appointed during the period, Ashton Calvert on 1 February 2005, Vivienne Cox on 1 February 2005 and
Sir Rod Eddington on 1 September 2005. Sir Richard Sykes became the senior non executive director following Sir Richard Giordano's retirement in April 2005. The following directors retired on 29 April 2005, Leon Davis, Sir Richard Giordano and John Morschel.
14.	Messrs Davis, Giordano and Morschel received retirement gifts valued at US$891, US$11,987 and US$891 respectively. These gifts are shown in the “termination benefits” column.
15.	David Mayhew resigned from the Audit committee on 31 July 2005. The fees disclosed above include £4,167 (US$7,589) paid to JP Morgan Cazenove for Mr Mayhew's continued attendance at Audit committee meetings after this date in the capacity of an advisor. In 2004 a total of £6,645 (US$12,164) relating to travelling expenses to attend the Australian AGM were incorrectly disclosed as part of his total base salary figure. The correct base salary figure should have been stated as US$110,000.
16.	David Mayhew's fees were paid to JP Morgan Cazenove and Sir Richard Sykes’ fees were paid to Imperial College.
17.	Executive directors have agreed to waive any fees receivable from subsidiary and associated companies. No such emoluments were paid by subsidiary or associated companies in respect of executive directors during the period (2004: two directors waived US$53,022).
18.	In the course of the year Leigh Clifford received US$110,025 in respect of his non Rio Tinto related directorship.
19.	With the exception of Robert Adams who died on 27 January 2005, all executive directors and product group chief executives held their positions for the entire reporting period.

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2005	REMUNERATION REPORT

Remuneration report continued

Table 2 – Directors’ pension entitlements (as at 31 December 2005)

			Accrued benefits				Transfer values[3]

	Age	Years of	At	At	Change in	Change in	At	At	Change, net	Transfer value
		service	31 December	31 December	accrued benefits	accrued benefit	31 December	31 December	of personal	of change
		completed	2004	2005	during the year	net of inflation	2004	2005	contributions	in accrued
					ended 31					benefit net
					December 2005					of inflation
			£’000 pa	£’000 pa	£’000 pa	£’000 pa	£’000	£’000	£’000	£’000
UK directors			pension	pension	pension	pension

Robert Adams[4]	59	34	389	391	2	2	7,465	7,573	108	41
Guy Elliott	50	25	256	291	35	29	2,915	3,781	866	385

			A$’ 000	A$’ 000	A$’ 000	A$’ 000	A$’ 000	A$’ 000	A$’ 000	A$’ 000
Australian director			Lump sum	Lump sum	Lump sum	Lump sum

Leigh Clifford[1,2]	58	35	12,026	13,147	1,121	(534)	12,026	13,147	1,121	(534)

Notes
1.	A$76,538 was credited to the account belonging to Leigh Clifford in the Rio Tinto Staff Superannuation Fund in relation to the superannuable element of his 2005 performance bonus.
2.	The change in accrued benefit net of inflation for Leigh Clifford is the change net of the Rio Tinto Staff Superannuation Fund’s investment return and allowing for contributions tax.

3.	Transfer values are calculated in a manner consistent with “Retirement Benefit Schemes – Transfer Values (GN 11)” published by the Institute of Actuaries and the Faculty of Actuaries and dated 4 August 2003.
4.	Robert Adams died on 27 January 2005. The 2005 figures show his accrued benefits to 27 January 2005, and transfer value calculated at that date.

Table 3 – Directors’ and product group chief executives’ beneficial interests in shares9

			Rio Tinto plc			Rio Tinto Limited			Movement

	1 Jan	31 Dec	10 Feb	1 Jan	31 Dec	10 Feb	Exercise of	Compensation[5]	Other[6]
	2005[2]	2005[3]	2006	2005[2]	2005[3]	2006	Options[4]

Directors
Robert Adams[1]	72,243	72,243	N/A	–	–	–	–	–	–
Ashton Calvert[1]	–	–	–	–	–	–	–	–	–
Sir David Clementi	–	–	–	–	–	–	–	–	–
Leigh Clifford	2,100	2,100	2,100	90,296	91,255	91,255	959	–	–
Vivienne Cox[1]	–	381	381	–	–	–	–	–	381
Leon Davis[1]	6,100	6,100	6,100	187,293	187,293	187,293	–	–	–
Sir Rod Eddington[1]	–	–	–	–	–	–	–	–	–
Guy Elliott[8]	42,888	47,827	47,847	–	–	–	4,007	952	–
Sir Richard Giordano[1]	1,065	1,065	1,065	–	–	–	–	–	–
Richard Goodmanson	–	–	–	–	–	–	–	–	–
Andrew Gould	1,000	1,000	1,000	–	–	–	–	–	–
Lord Kerr	2,300	2,300	2,300	–	–	–	–	–	–
David Mayhew	2,500	2,500	2,500	–	–	–	–	–	–
John Morschel[1]	–	–	–	2,000	2,000	2,000	–	–	–
Paul Skinner	5,277	5,409	5,409	–	–	–	–	–	132
Sir Richard Sykes	2,422	2,482	2,482	–	–	–	–	–	60
Product group chief executives
Tom Albanese[8]	22,023	23,261	23,791	–	–	–	530	–	1,238
Preston Chiaro[8]	4,858	60,762	60,762	–	–	–	55,272	632	–
Oscar Groeneveld[7]	19,010	3,000	3,000						(16,010)
			–	62,125	79,502	79,502	–	16,771	606
Keith Johnson[8]	1,501	2,236	3,334	–	–	–	1,078	755	–
Andrew Mackenzie[8]	38,000	39,197	39,217	–	–	–	–	268	949
Sam Walsh	–	–	–	4,645	6,570	7,648	1,078	1,824	101

Notes
1.	Robert Adams died on 27 January 2005. Ashton Calvert and Vivienne Cox were appointed non executive directors on 1 February 2005. Leon Davis, Sir Richard Giordano and John Morschel retired on 29 April 2005. Sir Rod Eddington was appointed a non executive director on 1 September 2005.
2.	Or date of appointment if later.
3.	Or date of retirement or resignation if earlier.
4.	Shares obtained through the exercise of options under the Rio Tinto Share Savings Plan or the Rio Tinto Share Option Plan. The number of shares retained may differ from the number of options exercised.
5.	Shares obtained through the Rio Tinto Share Ownership Plan and/or vesting of awards under the Mining Companies Comparative Plan.

6.	Shares movement due to sale or purchase of shares, or shares received under the Dividend Reinvestment Plan.
7.	Oscar Groeneveld resigned as a director on 1 October 2004, when his holding in Rio Tinto plc shares was 19,010 and his holding in Rio Tinto Limited was 32,012 shares.
8.	These executives also have an interest in a trust fund containing 835 Rio Tinto plc shares at 31 December 2005 (1 January 2005: 8,219 Rio Tinto plc shares) as potential beneficiaries of The Rio Tinto Share Ownership Trust. At 10 February 2006 this trust fund contained 835 Rio Tinto plc shares.
9.	Shares in Rio Tinto plc are ordinary shares of 10 pence each. Shares in Rio Tinto Limited are ordinary shares.

74	Rio Tinto 2005 Annual report and financial statements

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REMUNERATION REPORT	2005

Table 4 – Awards to executive directors and product group chief executives under long term incentive plans

	Mining Companies Comparative Plan							Plan terms and conditions

	Conditional	Market	1 Jan[3]	Awarded[3]	Lapsed[3]	Vested[3]	31 Dec[10]	Performance	Date	Market		Monetary5\
	award	price at	2005				2005	period	award	price		value of
	granted	award						concludes	vests	at vesting		vested award
												US$’ 000

Executive directors
Robert Adams[2]	13 Mar 2002	1424p	25,064	–	12,532	12,532	–	31 Dec 2005	28 Jan 2005	2956	p	640
	7 Mar 2003	1198p	26,837	–	13,418	13,419	–	31 Dec 2006	28 Jan 2005	2956	p	686
	22 Apr 2004	1276p	54,372	–	35,341	19,031	–	31 Dec 2007	28 Jan 2005	2956	p	972

			106,273	–	61,291	44,982	–					2,298

Leigh Clifford	13 Mar 2002	A$39.60	34,435	–	34,435	–	–	31 Dec 2005	–	–		–
	7 Mar 2003	A$30.69	36,341	–	–	–	36,341	31 Dec 2006
	22 Apr 2004	A$33.17	119,581	–	–	–	119,581	31 Dec 2007
	9 Mar 2005	A$47.39	–	113,324	–	–	113,324	31 Dec 2008

			190,357	113,324	34,435	–	269,246					–

Guy Elliott	13 Mar 2002	1424p	16,935	–	16,935	–	–	31 Dec 2005	–	–		–
	7 Mar 2003	1198p	22,923	–	–	–	22,923	31 Dec 2006
	22 Apr 2004	1276p	51,550	–	–	–	51,550	31 Dec 2007
	9 Mar 2005	1839p	–	51,081	–	–	51,081	31 Dec 2008

			91,408	51,081	16,935	–	125,554					–

Product group chief executives
Tom Albanese	13 Mar 2002	1424p	20,169	–	15,127	5,042	–	31 Dec 2005	17 Feb 2006	2867	p	252
	7 Mar 2003	1198p	19,274	–	–	–	19,274	31 Dec 2006
	22 Apr 2004	1276p	56,015	–	–	–	56,015	31 Dec 2007
	9 Mar 2005	1839p	–	55,951	–	–	55,951	31 Dec 2008

			95,458	55,951	15,127	5,042	131,240					252

Preston Chiaro	13 Mar 2002	1424p	7,934	–	5,951	1,983	–	31 Dec 2005	17 Feb 2006	2867	p	99
	7 Mar 2003	1198p	7,352	–	–	–	7,352	31 Dec 2006
	22 Apr 2004	1276p	46,995	–	–	–	46,995	31 Dec 2007
	9 Mar 2005	1839p	–	42,351	–	–	42,351	31 Dec 2008

			62,281	42,351	5,951	1,983	96,698					99

Oscar Groeneveld	13 Mar 2002	A$39.60	20,322	–	20,322	–	–	31 Dec 2005	–	–		–
	7 Mar 2003	A$30.69	21,469	–	–	–	21,469	31 Dec 2006
	22 Apr 2004	A$33.17	43,785	–	–	–	43,785	31 Dec 2007
	9 Mar 2005	A$47.39	–	45,024	–	–	45,024	31 Dec 2008

			85,576	45,024	20,322	–	110,278					–

Keith Johnson	13 Mar 2002	1424p	5,984	–	4,488	1,496	–	31 Dec 2005	17 Feb 2006	2867	p	75
	7 Mar 2003	1198p	8,186	–	–	–	8,186	31 Dec 2006
	22 Apr 2004	1276p	30,387	–	–	–	30,387	31 Dec 2007
	9 Mar 2005	1839p	–	33,556	–	–	33,556	31 Dec 2008

			44,557	33,556	4,488	1,496	72,129					75

Andrew Mackenzie	13 Mar 2002	1424p	–	–	–	–	–	31 Dec 2005	–	–		–
	7 Mar 2003	1198p	–	–	–	–	–	31 Dec 2006
	22 Apr 2004	1276p	16,270	–	–	–	16,270	31 Dec 2007
	9 Mar 2005	1839p	–	37,638	–	–	37,638	31 Dec 2008

			16,270	37,638	–	–	53,908					–

Sam Walsh	13 Mar 2002	A$39.60	16,627	–	12,471	4,156	–	31 Dec 2005	17 Feb 2006	A$71.65		220
	7 Mar 2003	A$30.69	16,884	–	–	–	16,884	31 Dec 2006
	22 Apr 2004	A$33.17	38,023	–	–	–	38,023	31 Dec 2007
	9 Mar 2005	A$47.39	–	41,176	–	–	41,176	31 Dec 2008

			71,534	41,176	12,471	4,156	96,083					220

See notes on page 76.

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2005	REMUNERATION REPORT

Remuneration report continued

Notes to Table 4
1.	The Group’s 10th place ranking against the comparator group for the MCCP 2002 award will not generate any vesting of the conditional award to any participant who was an executive director at the time of the initial grant. However, product group chief executives, under this particular cycle, will qualify for a 25 per cent vesting based on the scales applied to conditional awards made prior to 2004.
2.	Robert Adams died on 27 January 2005. Mr Adam’s MCCP shares vested on 28 January 2005 based on the assumption that Rio Tinto achieved median ranking on each of the outstanding performance cycles. This led to a 50 per cent vesting in respect of the 2002 and 2003 awards and a 35 per cent vesting in respect of the 2004 award. His personal representatives had one year to decide whether to take shares or cash. A decision to take cash in lieu of shares was made on 25 January 2006 and the middle market price of Rio Tinto plc shares that day of 2956p was used to calculate the cash payment.
3.	Awards denominated in pence were in Rio Tinto plc ordinary shares of 10p each. Awards denominated in A$ were in Rio Tinto Limited ordinary shares.
4.	The fair value of conditional awards granted in 2005 was 703p for Rio Tinto plc and A$18.15 for Rio Tinto Limited shares.
5.	The values of the vested awards have been based on a share price of 2867p for Rio Tinto plc ordinary shares of 10p each and A$71.65 for Rio Tinto Limited ordinary shares, being the closing prices on 17 February 2006. The amount in US dollars has been converted from sterling at the rate of 1.7406 and Australian dollars at the rate of 0.7382, being the exchange rates at close of business on that day.

6.	The shares awarded under the MCCP 2001 last year vested on 21 February 2005 but, as the performance cycle ended 31 December 2004, they were dealt with in the 2004 Annual report and financial statements as if they had vested on that date. The values of the awards in the 2004 Annual Report and financial statements were based on a share price of 1687p being the closing share price on 14 February 2005 for Rio Tinto plc shares, the latest practicable date prior to the publication of the 2004 Annual report and financial statements. The actual share price on 21 February 2005, when the award vested to Guy Elliott was 1759p while on 25 January 2006 when the cash payment was made to the estate of Robert Adams it was 2956p with the result that the values of the awards had been understated in respect of Guy Elliott by US$1,286 and Robert Adams by US$835,521.
7.	Leigh Clifford was given a conditional award over 113,324 Rio Tinto Limited shares during the year. These awards were approved by the shareholders under ASX Listing Rule 10.14 at the 2004 annual general meeting.
8.	Conditional awards are awarded at no cost to the recipient and no amount remains unpaid on any shares granted. No awards would be vested and unexercisable at the reporting date.
9.	A full explanation of the MCCP can be found on pages 66 and 67.
10.	Or as the date of resignation or retirement if earlier.

Notes to Table 5
1.	The Rio Tinto plc Share Option Plan (“RTPSOP”), Rio Tinto Limited Share Option Plan (“RTLSOP”), Rio Tinto plc Share Savings Plan (“RTPSSP”) and Rio Tinto Limited Share Savings Plan (“RTLSSP”) grant options over ordinary shares.
Rio Tinto plc – ordinary shares of 10p each stated in pence sterling; Rio Tinto Limited ordinary shares – stated in A$. Each option is granted over one share.
2.	The closing price of Rio Tinto plc ordinary shares at 31 December 2005 was 2655p (2004: 1533p) and the closing price of Rio Tinto Limited shares at 31 December 2005 was A$69.00 (2004: A$39.12). The highest and lowest prices during the year were 2657p and 1472p respectively for Rio Tinto plc and A$69.10 and A$38.82 for Rio Tinto Limited.
3.	The option price represents the exercise price payable on the options. No amount was paid or payable by the recipient at the date of grant. No amounts are unpaid on any shares allocated on the exercise of the options.
4.	No options lapsed during the year.
5.	Or at date of retirement or resignation if earlier.
6.	In accordance with the Plan rules, Robert Adams’ outstanding options became exercisable with immediate effect following his death. His award of options under the 2004 grant was reduced by 17,881 to 59,819 options.

7.	Under the plans no options would be vested and unexercisable at the reporting date.
8.	The value of options exercised during 2005 is calculated by multiplying the number of options exercised by the difference between the market price and the option price on date of exercise.
9.	The fair value per option, granted during 2005, at date of grant was as follows: RTPSSP three year contract 866p and five year contract 945p; RTLSSP three year contract A$20.96 and five year contract A$23.18; RTPSOP 409p; RTLSOP
A$8.93. On 7 October 2005, Andrew Mackenzie was granted a five year option under the RTPSSP and Sam Walsh was granted a three year option under the RTLSSP. The RTPSOP and RTLSOP options were granted on 9 March 2005.
10.	40,216 phantom options over Rio Tinto plc shares were granted to Andrew Mackenzie at a price of 1329p per share, exercisable between 22 April 2007 and 22 April 2014.

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REMUNERATION REPORT	2005

Table 5 – Directors’ and product group chief executives’ options to acquire Rio Tinto plc and Rio Tinto Limited shares

	Option	1 Jan	Granted	Vested	Exercised	Vested	31 Dec		Option		Value of	Market		Date from	Expiry date
	type[1]	2005		during		and	2005	[5]	price	[3]	options	price on		which first
				2005		exercisable					exercised	date of		exercisable
						on 31					during	exercise
						Dec 2005					2005[8]

Robert	RTPSSP	595	–	595	595	–	–		976	p	£3,617.00	1584	p	1 Jan 2005	–
Adams[6]		431	–	431	–	–	431		876	p	–	–		28 Jan 2005	27 Jan 2006
	RTPSOP	21,080	–	21,080	–	–	21,080		965.4	p	–	–		28 Jan 2005	27 Jan 2006
		100,268	–	100,268	–	–	100,268		1265.6	p	–	–		28 Jan 2005	27 Jan 2006
		91,320	–	91,320	91,320	–	–		1458.6	p	£936,395.28	2484	p	28 Jan 2005	–
		114,014	–	114,014	114,014	–	–		1263	p	£1,392,110.94	2484	p	28 Jan 2005	–
		77,700	–	59,819	59,819	–	–		1329	p	£690,909.45	2484	p	28 Jan 2005	–

Leigh	RTLSSP	959	–	959	959	–	–		A$27.86		A$10,923.01	A$39.25		1 Jan 2005	–
Clifford		1,486	–	–	–	–	1,486		A$29.04		–	–		1 Jan 2010	30 Jun 2010
	RTLSOP	52,683	–	–	–	52,683	52,683		A$23.4382		–	–		28 May 2002	28 May 2009
		59,318	–	–	–	59,318	59,318		A$24.069		–	–		7 Mar 2003	7 Mar 2010
		29,660	–	29,660	–	29,660	29,660		A$24.069		–	–		7 Mar 2005	7 Mar 2010
		241,430	–	241,430	–	241,430	241,430		A$33.0106		–	–		6 Mar 2005	6 Mar 2011
		208,882	–	208,882	–	208,882	208,882		A$39.8708		–	–		13 Mar 2005	13 Mar 2012
		254,132	–	–	–	–	254,132		A$33.336		–	–		7 Mar 2006	7 Mar 2013
		179,370	–	–	–	–	179,370		A$34.406		–	–		22 Apr 2007	22 Apr 2014
		–	169,987	–	–	–	169,987		A$47.042		–	–		9 Mar 2008	9 Mar 2015

Leon Davis	RTLSOP	93,978	–	–	–	93,978	93,978		A$23.4382		–	–		28 May 2002	28 May 2009

Guy Elliott	RTPSSP	1,431	–	–	–	–	1,431		1107	p	–	–		1 Jan 2009	30 Jun 2009
	RTPSOP	3,807	–	3,807	3,807	–	–		965.4	p	£39,120.73	1993	p	7 Mar 2005	–
		13,432	–	13,432	13,432	–	–		1265.6	p	£97,704.37	1993	p	6 Mar 2005	–
		61,703	–	61,703	–	61,703	61,703		1458.6	p	–	–		13 Mar 2005	13 Mar 2012
		97,387	–	–	–	–	97,387		1263	p	–	–		7 Mar 2006	7 Mar 2013
		73,700	–	–	–	–	73,700		1329	p	–	–		22 Apr 2007	22 Apr 2014
		–	72,972	–	–	–	72,972		1826.2	p	–	–		9 Mar 2008	9 Mar 2015

Tom	RTPSSP	530	–	–	–	–	530		1150	p	–	–		1 Jan 2006	7 Jan 2006
Albanese	RTPSOP	11,142	–	–	–	11,142	11,142		820	p	–	–		27 May 2001	27 May 2008
		12,382	–	–	–	12,382	12,382		808.8	p	–	–		12 Mar 2002	12 Mar 2009
		7,530	–	–	–	7,530	7,530		965.4	p	–	–		7 Mar 2003	7 Mar 2010
		3,766	–	3,766	–	3,766	3,766		965.4	p	–	–		7 Mar 2005	7 Mar 2010
		102,718	–	102,718	–	102,718	102,718		1265.6	p	–	–		6 Mar 2005	6 Mar 2011
		125,336	–	125,336	–	125,336	125,336		1458.6	p	–	–		13 Mar 2005	13 Mar 2012
		139,165	–	–	–	–	139,165		1263	p	–	–		7 Mar 2006	7 Mar 2013
		84,020	–	–	–	–	84,020		1329	p	–	–		22 Apr 2007	22 Apr 2014
		–	83,926	–	–	–	83,926		1826.2	p	–	–		9 Mar 2008	9 Mar 2015

Preston	RTPSSP	490	–	–	–	–	490		1277	p	–	–		1 Jan 2007	30 Jun 2007
Chiaro	RTPSOP	16,021	–	–	16,021	–	–		820	p	£244,160.04	2344	p	27 May 2001	–
		42,300	–	–	42,300	–	–		808.8	p	£649,389.60	2344	p	12 Mar 2002	–
		28,853	–	–	28,853	–	–		965.4	p	£397,767.46	2344	p	7 Mar 2003	–
		14,427	–	14,427	14,427	–	–		965.4	p	£198,890.62	2344	p	7 Mar 2005	–
		38,024	–	38,024	38,024	–	–		1265.6	p	£410,050.82	2344	p	6 Mar 2005	–
		34,515	–	34,515	34,515	–	–		1458.6	p	£305,595.81	2344	p	13 Mar 2005	–
		37,160	–	–	–	–	37,160		1263	p	–	–		7 Mar 2006	7 Mar 2013
		70,490	–	–	–	–	70,490		1329	p	–	–		22 Apr 2007	22 Apr 2014
		–	63,527	–	–	–	63,527		1826.2	p	–	–		9 Mar 2008	9 Mar 2015

Oscar	RTLSSP	1,431	–	–	–	–	1,431		A$27.48		–	–		1 Jan 2009	30 Jun 2009
Groeneveld	RTLSOP	16,771	–	16,771	16,771	–	–		A$24.069		A$458,703.62	A$51.42		7 Mar 2005	–
		80,920	–	80,920	–	80,920	80,920		A$33.0106		–	–		6 Mar 2005	6 Mar 2011
		73,965	–	73,965	73,965	–	–		A$39.8708		A$854,236.58	A$51.42		13 Mar 2005	–
		90,080	–	–	–	–	90,080		A$33.336		–	–		7 Mar 2006	7 Mar 2013
		62,600	–	–	–	–	62,600		A$34.406		–	–		22 Apr 2007	22 Apr 2014
		–	64,321	–	–	–	64,321		A$47.042		–	–		9 Mar 2008	9 Mar 2015

Keith	RTPSSP	1,078	–	–	–	–	1,078		876	p	–	–		1 Jan 2006	30 Jun 2006
Johnson	RTPSOP	3,855	–	3,855	–	3,855	3,855		965.4	p	–	–		7 Mar 2005	7 Mar 2010
		11,667	–	11,667	–	11,667	11,667		1265.6	p	–	–		6 Mar 2005	6 Mar 2011
		10,595	–	10,595	–	10,595	10,595		1458.6	p	–	–		13 Mar 2005	13 Mar 2012
		16,231	–	–	–	–	16,231		1263	p	–	–		7 Mar 2006	7 Mar 2013
		43,500	–	–	–	–	43,500		1329	p	–	–		22 Apr 2007	22 Apr 2014
		–	47,937	–	–	–	47,937		1826.2	p	–	–		9 Mar 2008	9 Mar 2015

Andrew	RTPSSP	–	1,021	–	–	–	1,021		1576	p	–	–		1 Jan 2011	30 Jun 2011
Mackenzie[10]	RTPSOP	–	53,769	–	–	–	53,769		1826.2	p	–	–		9 Mar 2008	9 Mar 2015

Sam Walsh	RTLSSP	1,078	–	–	–	–	1,078		A$25.57		–	–		1 Jan 2006	30 Jun 2006
		–	601	–	–	–	601		A$40.92		–	–		1 Jan 2009	30 Jun 2009
	RTLSOP	49,983	–	49,983	–	49,983	49,983		A$33.0106		–	–		6 Mar 2005	6 Mar 2011
		60,194	–	60,194	–	60,194	60,194		A$39.8708		–	–		13 Mar 2005	13 Mar 2012
		75,863	–	–	–	–	75,863		A$33.336		–	–		7 Mar 2006	7 Mar 2013
		54,400	–	–	–	–	54,400		A$34.406		–	–		22 Apr 2007	22 Apr 2014
		–	58,823	–	–	–	58,823		A$47.042		–	–		9 Mar 2008	9 Mar 2015

See notes on page 76.

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2005	CORPORATE GOVERNANCE

Corporate governance

The directors of Rio Tinto believe that high standards of corporate governance are critical to business integrity and performance. The following report describes how this philosophy is applied in practice.
     As Rio Tinto’s three main listings are in London, Melbourne and New York, the directors have referred to the Combined Code, published by the UK Financial Reporting Council (the Code), the Australian Stock Exchange (ASX) Best Practice Corporate Governance Guidelines and the New York Stock Exchange (NYSE) Corporate Governance Listing Standards, as well as the Sarbanes-Oxley Act of 2002, when formulating this statement.
     During 2005, Rio Tinto applied the principles contained in Part 1 of the Code. The detailed provisions of Section 1 of the Code have been complied with as described below. Rio Tinto also complied with the ASX Best Practice Corporate Governance Guidelines. A statement on compliance with the New York Stock Exhange’s Corporate Governance Listing Standards is set out on page 80.

The board
The Companies have common boards of directors which are collectively responsible for the success of the Group and accountable to shareholders for the performance of the business. Throughout the rest of this report, they will be described as the board.
     The board currently consists of 12 directors: the chairman, two executive directors and nine non executive directors. The Nominations committee continually assesses the balance of executive and non executive directors and the composition of the board in terms of the skills and diversity required to ensure it remains relevant in the current environment. The skills, experience and expertise of each director together with their terms in office are shown in the biographical details on pages 60 and 61.

The role and responsibilities of the board
The role of the board is to provide the Group with good governance and strategic direction. The board also reviews the Group’s control and accountability framework. The directors have agreed to a formal schedule of matters specifically reserved for decision by the board, including strategy, major investments and acquisitions. The full list is available on Rio Tinto’s website.
     Responsibility for day to day management of the business lies with the executive team, with the board agreeing annual performance targets for management against the Group’s financial plan. The board is ultimately accountable to shareholders for the performance of the business.
     To ensure an efficient process, the board meets regularly and in 2005 had eight scheduled and three special meetings. Details of directors’ attendance at board and committee meetings are set out in the Directors’ report on page 64.
     The board has regular scheduled discussions on aspects of the Group’s strategy and, in line with best practice, a dedicated annual two day meeting at which in depth discussions of Group strategy take place.
     Directors receive timely, regular and necessary management and other information to enable them to fulfil their duties. The board has agreed a procedure for the directors to have access to independent professional advice at the Group’s expense and to the advice and services of both company secretaries.
     In addition to these formal processes, directors are in regular communication with senior executives from the product groups, at both formal and informal meetings, to ensure regular exchange of knowledge and experience between management and non executive directors. To continue building on the formal induction programmes, which all new non executive directors undertake, they are encouraged to take every opportunity to visit the Group’s operating locations.
     The chairman also holds regular meetings with non executive directors without the executive directors present.

Board performance
In 2005, the board conducted a further formal process to evaluate its effectiveness and that of the board committees and individual directors.
     Each director’s performance was appraised by the chairman and, in a meeting chaired by the senior non executive director, the non executive directors assessed the chairman’s performance, taking into consideration the views of executive colleagues.
     The evaluation process takes place annually and aims to cover board dynamics, board capability, board process, board structure, corporate governance, strategic clarity and alignment and the performance of individual directors. The directors believe that, through this evaluation process, they comply with the requirements of Clause A.6 of the Code, Principle 8 of the ASX Best Practice Corporate Governance Guidelines and the relevant sections of the NYSE Code.

Independence
The board has adopted a policy on directors’ independence. The policy, which contains the materiality thresholds approved by the board, can be viewed on the Rio Tinto website.
     The tests of director independence in the jurisdictions where Rio Tinto is listed are not wholly consistent. The board has, therefore, adopted the following criteria for independence: Independence of management, the absence of any business relationship which could materially interfere with the director’s independence of judgement and ability to provide a strong, valuable contribution to the board’s deliberations or which could interfere with the director’s ability to act in the best interest of the Group. Where contracts in the ordinary course of business exist between Rio Tinto and a company in which a director has declared an interest, these are reviewed for materiality to both Companies. Applying these criteria, the board is satisfied that the majority of the non executive directors, Sir David Clementi, Sir Rod Eddington, Richard Goodmanson, Andrew Gould, Lord Kerr, Sir Richard Sykes, Ashton Calvert and Vivienne Cox are independent. David Mayhew, who is chairman of one of Rio Tinto plc’s stockbrokers, is not independent.
     Paul Skinner was, until his appointment as chairman in 2003, an independent, non executive director in compliance with the Code. He satisfies the tests for independence under the ASX Best Practice Corporate Governance Guidelines and the NYSE Code.
     The directors’ biographies are set out on pages 60 and 61.

Election and re-election
Directors are elected by shareholders at the first annual general meetings after their appointment and, after that, offer themselves for re-election at least once every three years. Non executive directors are normally expected to serve at least two terms of three years and, except where special circumstances justify it, would not normally serve more than three such terms.

Chairman and chief executive
The roles of the chairman and chief executive are separate and the division of responsibilities has been formally approved by the board.

Board committees
There are four board committees, the Audit committee, Remuneration committee, Nominations committee and the Committee on social and environmental accountability. Each committee plays a vital role in ensuring that good corporate governance is maintained throughout the Group. Committee terms of reference are reviewed annually by the board and the committees themselves to ensure they continue to be at the forefront of best practice; and are posted on the Group’s website. Minutes of all committee meetings are circulated to the board, with oral reports at the next board meeting. All committee members are non executive directors.
     The Audit committee’s main responsibilities include the review of accounting principles, policies and practices adopted in the preparation of public financial information; review with management of procedures

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CORPORATE GOVERNANCE	2005

relating to financial and capital expenditure controls, including internal audit plans and reports; review with external auditors of the scope and results of their audit; the nomination of auditors for appointment by shareholders; and the review of and recommendation to the board for approval of Rio Tinto’s risk management policy. Its responsibilities also include the review of corporate governance practices of Group sponsored pension funds. The committee has a number of training sessions which may cover new legislation and other relevant information. The external auditors, the finance director, the Group controller and Group internal auditor attend meetings. A copy of the Audit committee charter is reproduced on page 83 and can be found on the Rio Tinto website.
     The Audit committee is chaired by Andrew Gould and its members are Sir David Clementi, Vivienne Cox and Lord Kerr. David Mayhew attends in an advisory capacity.
     The Remuneration committee is responsible for determining the policy for executive remuneration and for the remuneration and benefits of individual executive directors and senior executives. Full disclosure of all elements of directors’ and relevant senior executives’ remuneration can be found in the Remuneration report on pages 65 to 77, together with details of the Group’s remuneration policies. The committee is chaired by Sir Richard Sykes and its members are Sir David Clementi, Andrew Gould and Richard Goodmanson.
     The Nominations committee is chaired by the chairman of Rio Tinto, Paul Skinner. The committee is responsible, on behalf of the board, for ensuring that a suitable process is in place to meet the recruitment requirements of the board. It reviews the mix, structure and experience of the board and the desired profiles of potential candidates for membership. In consultation with external search consultancies it oversees the review and recruitment process to meet vacancies as they arise. The recruitment process itself includes identification of suitable candidates, followed by a formal assessment of each candidate, leading to a final selection process. Proposals for new members are submitted to the full board for approval.
     The committee also reviews the time required to be committed to Group business by non executive directors and assesses whether non executive directors are devoting sufficient time to carry out their duties. In addition to Paul Skinner, the committee consists of Ashton Calvert, Sir Rod Eddington, David Mayhew and Sir Richard Sykes. Under the Code, two members of the committee are not considered independent: Paul Skinner, following his appointment as chairman, and David Mayhew. The Code specifically allows the chairman to chair the Nominations committee, but, nevertheless, the committee composition is not fully aligned with recommended practice in the UK. The board takes the view, however, that the skills and experience of the members of the committee makes the current composition both efficient and effective.
     The Committee on social and environmental accountability reviews the effectiveness of management policies and procedures in place to deliver those standards in The way we work, Rio Tinto’s statement of business practice, which are not covered by the other board committees and, in particular, those relating to health, safety, the environment and social issues. The overall objective of the committee is to promote the development of high quality business practices throughout the Group and to develop the necessary clear accountability on these practices. Members of the committee, which is chaired by Richard Goodmanson, are Ashton Calvert, Sir Rod Eddington and Lord Kerr.

Executive directors’ other directorships
Executive directors are likely to be invited to become non executive directors of other companies. For full details of the Group policy and fees, see page 70.

Directors’ dealings in shares
Rio Tinto has a Group policy in place to govern the dealing in Rio Tinto securities by directors and employees. The policy, which prohibits dealings when in possession of price sensitive information and shortly before a results announcement, can be viewed on the Rio Tinto website.

Communication
Rio Tinto recognises the importance of effective communication with shareholders and the general investment community. To ensure shareholders are kept informed in a timely manner, the Group has adopted an External disclosure guidance, which is posted on the website appended to the Corporate governance guidance.
     In addition to statutory documents, Rio Tinto has a comprehensive website featuring in depth information on health, safety and the environment, as well as general investor information and Group policies. Results presentations and other significant events are available as they happen and as an archive on the website.
     The Group also produces a range of informative publications, which are available on request. For further details, see page 90.
     Full advantage is taken of the annual general meetings to inform shareholders of current developments and to give shareholders the opportunity to ask questions. As recommended by the ASX Best Practice Corporate Governance Guidelines, Rio Tinto Limited’s external auditor attends the annual general meeting and is available to answer shareholder questions about the conduct of the audit and the preparation and content of the auditor’s report. Rio Tinto Limited shareholders are also able to submit written questions regarding the statutory audit report to the auditors via the Company. Any questions received and answers provided will be made available to the members at the Rio Tinto Limited annual general meeting in May 2006. Rio Tinto plc’s auditors will as usual attend the annual general meeting in London and will be available to respond to audit related shareholder questions.
     The main channels of communication with the general investment community are through the chairman, chief executive and finance director, who conduct regular meetings with the Companies’ major shareholders. The senior independent director and other non executive directors are also available as appropriate.
     The Group organises regular investor seminars which provide a two way communication with investors and analysts; the valuable feedback is communicated to the board. An annual survey of major shareholders’ opinion and perception of the Group is presented to the board by the Group’s investor relations advisors.

Statement of business practice
The way we work provides the directors and all Group employees with a summary of the principal policies and procedures in place to help ensure that high governance and business standards are communicated and achieved throughout the Group.
     Main policies are adopted by the directors after wide consultation, externally and within the Group. Once adopted, they are communicated to business units worldwide, together with guidance and support on implementation. Business units are then required to devote the necessary effort by management to implement and report on these policies.
     The following policies are currently in place: sustainable development; health, safety and the environment; communities; human rights; access to land; employment; political involvement; and business integrity; while guidance documents have been issued for corporate governance; compliance; external disclosures, including continuous disclosure, antitrust and code of ethics covering the preparation of financial statements and risk analysis. These policies and guidances apply to all Rio Tinto managed businesses.
     There is also a Groupwide “whistle blowing” programme called Speak-OUT. Employees are encouraged to report any concerns, including any suspicion of a violation of the Group’s financial reporting and environmental procedures, through an independent third party and without fear of recrimination. A process has been established for the investigation of any matters reported with clear lines of reporting and responsibility in each Group business.
     Where the Group does not have operating responsibility for a

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2005	CORPORATE GOVERNANCE

Corporate governance continued

business, Rio Tinto’s policies are communicated to the business partners and they are encouraged to adopt similar policies of their own.
     Rio Tinto’s report on social and environmental matters follows the Association of British Insurers’ guidelines. This report can be found on page 56. Details of the Group’s overall and individual businesses’ social and environmental performance continue to be published on Rio Tinto’s website and in the Sustainable development review.

Responsibilities of the directors
The directors are required to prepare financial statements for each financial period which give a true and fair view of the state of affairs of the Group as at the end of the financial period and of the profit or loss and cash flows for that period. This includes, in respect of Rio Tinto plc, preparing financial statements in accordance with UK company law which give a true and fair view of the state of the Company’s affairs, and for preparing a Remuneration report which includes the information required by Part 3 of Schedule 7A to the UK Companies Act 1985 and Australian Accounting Standard AASB 124 “Related Party Disclosures”. Details of the directors’ responsibilities in respect of Rio Tinto Limited are set out on page 171. To ensure that these requirements are satisfied, the directors are responsible for establishing and maintaining adequate internal controls and procedures for financial reporting throughout the Group.
     The directors consider that the financial statements present a true and fair view and have been prepared in accordance with applicable accounting standards, using the most appropriate accounting policies for Rio Tinto’s business and supported by reasonable and prudent judgements and estimates. The accounting policies have been consistently applied.
     The directors have received a written statement from the chief executive and the finance director to this effect. In accordance with ASX Best Practice Recommendation 7.2, this written statement relies on a sound system of risk management and internal compliance and controls which implements the policies adopted by the board and confirms that the Group’s risk management and internal compliance and control systems are operating efficiently and effectively in all material respects.
     The directors, senior executives, senior financial managers and other members of staff who are required to exercise judgement in the course of the preparation of the financial statements are required to conduct themselves with integrity and honesty and in accordance with the ethical standards of their profession and/or business.
     The directors are responsible for maintaining proper accounting records, in accordance with the UK Companies Act 1985 and the Australian Corporations Act 2001. They have a general responsibility for taking such steps as are reasonably open to them to safeguard the assets of Group and to prevent and detect fraud and other irregularities.
     The directors are also responsible for the maintenance and integrity of the Group’s website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions. The work carried out by the auditors does not involve consideration of this and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially available on the website.

Going concern
The financial statements have been prepared on the going concern basis. The directors report that they have satisfied themselves that the Companies and the Group are a going concern since they have adequate financial resources to continue in operational existence for the foreseeable future.

Boards’ statement on internal control
Rio Tinto’s overriding corporate objective is to maximise long term shareholder value through responsible and sustainable investment in mining and related assets. The directors recognise that creating shareholder value is the reward for taking and accepting risk.

      The directors are responsible for the Group’s system of internal controls and for reviewing its effectiveness in providing shareholders with a return on their investments that is consistent with a responsible assessment and mitigation of risks. This includes reviewing financial, operational and compliance controls, and risk management procedures. Because of the limitations inherent in any such system this is designed to manage rather than eliminate risk. Accordingly, it provides reasonable but not absolute assurance against material misstatement or loss.
     The directors have established a process for identifying, evaluating and managing the significant risks faced by the Group. This process was in place during 2005 and up to and including the date of approval of the 2005 Annual report and financial statements. The process is reviewed annually by the directors and accords with the guidance set out in Internal Control: Guidance for Directors on the Combined Code.
     Two of the Group’s management committees, the Executive committee and the Disclosures and procedures committee regularly review information related to the Group’s control framework. This information is presented to the Audit committee to enable its members to assess the effectiveness of the internal controls. In addition, the board and their committees monitor the Group’s significant risks on an ongoing basis.
     Assurance functions, including internal auditors and health, safety and environmental auditors, perform reviews of control activities and provide regular written and oral reports to directors and management committees. The directors receive and review minutes of the meetings of each board committee, in addition to oral reports from the respective chairmen at the first board meeting following the relevant committee meeting.
     Certain risks, for example natural disasters, cannot be mitigated to an acceptable degree using internal controls. Such major risks are transferred to third parties in the international insurance markets, to the extent considered appropriate.
     Each year, the leaders of the Group’s businesses and administrative offices complete an internal control questionnaire that seeks to confirm that adequate internal controls are in place and operating effectively. The results of this process are reviewed by the executive committee and it is then presented to the board as a further part of their review of the Group’s internal controls. This process is continually reviewed and strengthened as appropriate.
     In 2002, the Group also established a Disclosure and procedures committee, which was tasked with reviewing the adequacy and effectiveness of Group controls and procedures over the public disclosure of financial and related information. The committee has been presenting the results of this process to the directors and will continue to do so.
     The Group has material investments in a number of joint ventures and associated companies. Where Rio Tinto does not have managerial control, it cannot guarantee that local management of mining assets will comply with Rio Tinto standards or objectives. Accordingly, the review of their internal controls is less comprehensive than that for the Group’s managed operations.

The New York Stock Exchange
In November 2003, the SEC approved the new corporate governance listing standards of the New York Stock Exchange (NYSE). The Company, as a foreign issuer with American Depositary Shares listed on the NYSE, is obliged to disclose any significant ways in which its corporate governance practices differ from these standards.
     The Company has reviewed the NYSE’s listing standards and believes that its corporate governance practices are broadly consistent with them, with one exception where the Company does not meet the strict requirements set out in these standards.
     The standards state that companies must have a nominating/ corporate governance committee composed entirely of independent directors and with written terms of reference which, in addition to identifying individuals qualified to become board members, develops and recommends to the board a set of corporate governance principles

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CORPORATE GOVERNANCE	2005

applicable to the Company. Rio Tinto has a Nominations committee, information about which is set out on page 79. This committee does not develop corporate governance principles for the board’s approval. The board itself performs this task and approves the Group’s overall system of governance and internal controls.

New Zealand corporate governance statement

Rio Tinto Limited is listed with the ASX and New Zealand Stock Exchange (“NZX”), which both have their own corporate governance rules. As an “overseas listed issuer”, Rio Tinto Limited is deemed to satisfy the NZX rules while it remains ASX listed. Additionally the NZX rules require Rio Tinto Limited to disclose in its annual report any home exchange corporate governance rules and principles which materially differ from those of the NZX. Although the ASX corporate governance guidelines are substantially the same as the NZX regime, the following differences may be considered material:

•	The Australian equivalent of a number of the NZX rules including restrictions on buy backs, financial assistance and rules governing auditors are contained in the Corporations Act 2001 rather than in the ASX Listing Rules.
•

The ASX guidelines extend beyond the NZX rules to specifically address risk management, internal controls and stakeholder interests and require the public disclosure of internal policies and procedures.

•

The ASX guidelines recommend that a majority of directors must be independent whereas the NZX rules require one third of directors and at least two directors to be independent. Independence is defined similarly under both rules but there are differences.

•	The ASX Listing Rules do not require shareholder approval of major transactions and related party transactions to the extent required by the NZX rules.

Despite these regulatory differences, the directors believe that Rio Tinto Limited’s corporate governance practices are consistent with the intentions underlying the NZX Corporate Governance Best Practice Standards.

Principal auditors
The remuneration of the Group’s principal auditors for audit services and other services, as well as remuneration payable to other accounting firms, has been set out in Note 44 on page 146.
     Rio Tinto has adopted policies designed to uphold the independence of the Group’s principal auditors by prohibiting their engagement to provide a range of accounting and other professional services that might compromise their appointment as independent auditors. The engagement of the Group’s principal auditors to provide statutory audit services, certain other assurance services, tax services and some other specific services are pre-approved annually by the Audit committee. The engagement of the Group’s principal auditors to provide other permitted services are individually subject to the specific approval of the Audit committee or its chairman.
     Prior to the commencement of each financial year, the Group’s finance director submits to the Audit committee a schedule of the types of services that are expected to be performed during the following year for its approval. The Audit committee may impose a US dollar limit on the total value of other permitted services that can be provided. Any non audit service provided by the Group’s principal auditors, where the expected fee exceeds a pre-determined level, must be subject to the Group’s normal tender procedures. However, in exceptional circumstances the finance director is authorised to engage the Group’s principal auditors to provide such services without going to tender, but if the fees are expected to exceed US$250,000 then the chairman of the Audit committee must approve the engagement.
     The Audit committee adopted policies for the pre-approval of permitted services provided by the Group’s principal auditors during January 2003. These are regularly reviewed by the committee. Engagements for services provided by the Group’s principal auditors since the adoption of these policies were either within the pre-approval policies or approved by the Audit committee.

Audit committee
The Audit committee meets the membership requirements of the Code, the ASX Corporate Governance Guidelines and the NYSE Code. The Group also meets the composition, operation and responsibility requirements in respect of audit committees mandated by the Australian Stock Exchange. The Audit committee is governed by a written charter approved by the board, which the Audit committee reviews and reassesses each year for adequacy. A copy of this charter is reproduced on page 83.
     The Audit committee comprises the four members set out below. Vivienne Cox became a member of the committee with effect from April 2005. The members of the committee are independent and are free of any relationship that would interfere with impartial judgement in carrying out their responsibilities. David Mayhew attends the meetings in an advisory capacity.

Report of the Audit committee
The Audit committee met eight times in 2005. It monitors developments in corporate governance in the UK, Australia and the US, to ensure the Group continues to apply high and appropriate standards.
     Many of the new US requirements have long been best practice and are incorporated into the committee’s charter, reproduced on page 83. The charter is subject to regular discussion and has been reviewed in the light of new requirements and emerging best practice.
     There is in place a set of procedures, including budgetary guidelines, for the appointment of the external auditor to undertake non audit work, which aims to provide the best possible services for the Group at the most advantageous price. The committee reviews the independence of the external auditors on an annual basis and a process is also in place to review their effectiveness to ensure that the Group continues to receive an efficient and unbiased service. The committee advised the directors that the Audit committee is satisfied that the provision of non audit services by the external auditors during 2005 is compatible with the general standard of independence for auditors imposed by the Australian Corporations Act 2001. Furthermore, as part of its responsibility to foster open communication, the committee meets with management, the external auditors and the internal auditor separately.

Financial expert
The Audit committee reviewed the SEC requirements for audit committees’ financial experts and the Combined Code requirement that at least one committee member should have recent and relevant financial experience. Following a detailed review, the committee recommended to the board that Andrew Gould and Sir David Clementi be identified as the Audit committee’s financial experts in the 2005 Annual report and financial statements. The board has concluded that Andrew Gould and Sir David Clementi possess the requisite skills, experience and background to qualify for the purpose of C.3.1 of the Code as well as fulfilling the SEC criteria.

2005 financial statements
The Audit committee has reviewed and discussed with management the Group’s audited financial statements for the year ended 31 December 2005.
     We have discussed with the external auditors the matters described in the American Institute of Certified Public Accountant Auditing Standard No. 90, Audit committee communications, and in the International Standard on Auditing (UK and Ireland) 260, Communication of Audit Matters with those charged with governance (ISA 260), including their judgements regarding the quality of the Group’s accounting principles and underlying estimates.
     The committee has discussed with the external auditors their

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2005	CORPORATE GOVERNANCE

Corporate governance continued

independence, and received and reviewed their written disclosures, as required by the US Independence Standards Board’s Standard No. 1, Independence Discussions with Audit Committees and ISA 260.
     Based on the reviews and discussions referred to above, the committee has recommended to the board of directors that the financial statements referred to above be included in this Annual report.

Andrew F J Gould (Chairman)
Sir David Clementi
Vivienne Cox
Lord Kerr

Report of the Nominations committee
The Nominations committee report of its activities covers a period of considerable change in composition of the board. Three long serving non executive directors retired during 2005. They were Sir Richard Giordano, Leon Davis and John Morschel. The committee therefore focused on the recruitment, with input from an external search advisers, of replacements with appropriate skills and experience. Ashton Calvert and Vivienne Cox joined the board on 1 February 2005, and Sir Rod Eddington joined the board on 1 September 2005. Each is an independent director who brings an experience profile which will ensure that the overall quality of the board is maintained. The committee also reviewed matters relating to the succession plans for the senior executive team. As part of his annual performance assessment of individual directors, Paul Skinner, who is chairman of the Nominations committee, has reviewed the time committed by directors to Group business and confirmed this to be appropriate in each case.

Paul Skinner (Chairman)
Ashton Calvert, AC
Sir Rod Eddington
David Mayhew
Sir Richard Sykes

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AUDIT COMMITTEE CHARTER	2005

Audit committee charter

Scope and authority
The Company is required by the UK Listing Authority (UKLA), the New York Stock Exchange (NYSE), and the Australian Stock Exchange (ASX) to establish an Audit committee. Each of the UKLA, the NYSE and the ASX also lay down rules and guidelines for the composition of the Committee and the work to be undertaken by it. These requirements, where not self evident, have been incorporated into this Charter.
The primary function of the Audit committee is to assist the boards of directors in fulfilling their responsibilities by reviewing:
•	The financial information that will be provided to shareholders and the public;
•	The systems of internal controls that the boards and management have established;
•	The Group's auditing, accounting and financial reporting processes.
In carrying out its responsibilities the committee has full authority to investigate all matters that fall within the terms of reference of this Charter. Accordingly, the committee may:
•	Obtain independent professional advice in the satisfaction of its duties at the cost of the Group;
•	Have such direct access to the resources of the Group as it may reasonably require including the external and internal auditors.

Composition
The Audit committee shall comprise three or more non executive directors, all of whom shall be independent. The chairman of the Audit committee will be an independent director, who is not also the chairman of the boards. The boards will determine each director’s independence having regard to the Independence Policy adopted by the boards, which includes consideration of any past and present relationships with the Group which, in the opinion of the boards, could influence the director’s judgment.
     All members of the committee shall have a working knowledge of basic finance and accounting practices. At least one member of the committee will have accounting or related financial management expertise, as determined by the boards.
     A quorum will comprise any two committee members.
     The committee may invite members of the management team to attend the meetings and to provide information as necessary.

Meetings
The committee shall meet not less than four times a year or more frequently as circumstances require. Audit committee minutes will be confirmed at the following meeting of the committee and tabled as soon as practicable at a meeting of the boards.
     The Company’s senior financial management, external auditors and internal auditor shall be available to attend all meetings.
     As part of its responsibility to foster open communication, the committee should meet with management, the external auditors and the internal auditor, at least annually, to discuss any matters that are best dealt with privately.

Responsibilities
The boards and the external auditors are accountable to shareholders. The Audit committee is accountable to the boards. The internal auditor is accountable to the Audit committee and the finance director.
To fulfil its responsibilities the committee shall:
Charter
• Review and, if appropriate, update this Charter at least annually.
Financial reporting and internal financial controls
• Review with management and the external auditors the Group’s financial statements, Form 20-F, stock exchange and media releases in respect of each half year and full year.
• Review with management and the external auditors the accounting policies and practices adopted by the company and their compliance with accounting standards, stock exchange listing rules and relevant legislation.
•	Discuss with management and the external auditors management’s choice of accounting principles and material judgments, including whether they are aggressive or conservative and whether they are common or minority practices.
•	Recommend to the boards that the annual and interim financial statements and Form 20-F reviewed by the committee (or the chairman representing the committee for this purpose) be included in the Group's annual report.
•	Review the regular reports prepared by the internal auditor including the effectiveness of the Group’s internal financial controls.
External auditors
•	Review and recommend to the boards the external auditors to be proposed to shareholders, following a commercial tender if deemed necessary.
•	Review with the external auditors the planned scope of their audit and subsequently their audit findings including any internal control recommendations.
•	Periodically consult with the external auditors out of the presence of management about the quality of the Group’s accounting principles, material judgments and any other matters that the committee deems appropriate.
•	Periodically review the performance of the external auditors and the effectiveness of the audit process, taking into consideration relevant professional and regulatory requirements.
•	Review and approve the fees and other compensation to be paid to the external auditors.
•	Review and approve any non audit work and related fees to be carried out by the external auditors.
•	Ensure that the external auditors submit a written statement outlining all of its professional relationships with the Group including the provision of services that may affect their objectivity or independence. Review and discuss with the external auditors all significant relationships they have with the company to determine their independence.
Internal auditor
•	Review the qualifications, organisation, strategic focus and resourcing of internal audit.
•	Review and approve the internal audit plans.
•	Review internal audit performance.
•	Periodically consult privately with the internal auditor about any significant difficulties encountered including restrictions on scope of work, access to required information or any other matters that the committee deems appropriate.
Risk management
•	Review and evaluate the internal processes for determining and managing key risk areas.
•	Ensure the company has an effective risk management system and that macro risks are reported at least annually to the board.
•	Require periodic reports from nominated senior managers:
	–	confirming the operation of the risk management system including advice that accountable management have confirmed the proper operation of agreed risk mitigation strategies and controls; and
	–	detailing material risks.
•	Address the effectiveness of the Company’s internal control system with management and the internal and external auditors.
•	Evaluate the process the Company has in place for assessing and continuously improving internal controls, particularly those related to areas of material risk.
Other matters
The committee shall also perform any other activities consistent with this charter that the committee or boards deem appropriate. This will include but not be limited to:
•	Review of the corporate governance practices of Group sponsored pension funds;
•	Review of the Group’s insurance cover;
•	Review the Group’s tax planning and compliance;
•	Review the Group’s whistleblowing procedures for financial reporting.

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2005	SHAREHOLDER INFORMATION

Shareholder information

DIVIDENDS
Both Companies have paid dividends on their shares every year since incorporation in 1962. The rights of Rio Tinto shareholders to receive dividends are explained under the description of the Dual Listed Companies’ Structure on page 88.

Dividend policy
The aim of Rio Tinto’s progressive dividend policy is to increase the US dollar value of ordinary dividends over time, without cutting them in economic downturns.
     The rate of the total annual dividend, in US dollars, is determined taking into account the results for the past year and the outlook for the current year. The interim dividend is set at one half of the total ordinary dividend for the previous year. Under Rio Tinto’s dividend policy the final ordinary dividend for each year is expected to be at least equal to the previous interim dividend.

Dividend determination
The majority of the Group’s sales are transacted in US dollars, making this the most reliable measure for the Group’s global business performance. It is Rio Tinto’s main reporting currency and consequently the natural currency for dividend determination. Dividends determined in US dollars are translated at exchange rates prevailing two days prior to the announcement and are then declared payable in sterling by Rio Tinto plc and in Australian dollars by Rio Tinto Limited.
      On request shareholders of Rio Tinto plc can elect to receive dividends in Australian dollars and shareholders of Rio Tinto Limited can elect to receive dividends in sterling. Shareholders requiring further information should contact Computershare.

2005 dividends
The 2005 interim and final dividends were determined at 38.5 US cents and at 41.5 US cents per share respectively and the applicable translation rates were US$1.7704 and US$1.7774 to the pound sterling and US$0.7615 and US$0.7564 to the Australian dollar. A special dividend of 110.00 US cents per share was also declared payable at the same time as the final dividend.
     Final dividends of 23.35 pence per share and of 54.86 Australian cents per share, together with the special dividend of 61.89 pence and 145.42 Australian cents, will be paid on 6 April 2006. A final dividend of 166 US cents, together with a special dividend of 440 US cents per ADR (each representing four shares), will be paid by JPMorgan Chase Bank NA to ADR holders on 7 April 2006.
      The tables below set out the amounts of interim, final and special cash dividends paid or payable on each share or ADS in respect of each financial year, but before deduction of any withholding tax.

Rio Tinto Group – US cents per share
	2005	2004	2003	2002	2001

Interim	38.5	32.0	30.0	29.5	20.0
Final	41.5	45.0	34.0	30.5	39.0
Special	110.0	–	–	–	–
Total	190.0	77.0	64.0	60.0	59.0

Rio Tinto plc – UK pence per share

	2005	2004	2003	2002	2001

Interim	21.75	17.54	18.45	18.87	14.03
Final	23.35	23.94	18.68	18.60	27.65
Special	61.89	–	–	–	–
Total	106.99	41.48	37.13	37.47	41.68

Rio Tinto Limited – Australian cents per share

Interim	50.56	45.53	45.02	54.06	39.42
Final	54.86	58.29	44.68	51.87	75.85
Special	145.42	–	–	–	–
Total	250.84	103.82	89.70	105.93	115.27

Rio Tinto plc and Rio Tinto Limited – US cents per ADS
	2005	2004	2003	2002	2001

Interim	154	128	120	118	80
Final	166	180	136	122	156
Special	440	–	–	–	–
Total	760	308	256	240	236

Dividend reinvestment plan (DRP)
Rio Tinto offers a DRP to registered shareholders which provides the opportunity to use cash dividends to purchase Rio Tinto shares in the market free of commission, see Taxation on page 86 for an explanation of the tax consequences. Due to local legislation the DRP cannot be extended to shareholders in the US, Canada and certain other countries. Please contact Computershare for further information.

MARKET LISTINGS AND SHARE PRICES
Rio Tinto plc
The principal market for Rio Tinto plc shares is the London Stock Exchange (LSE).
      As a constituent of the Financial Times Stock Exchange 100 index (FTSE 100), Rio Tinto plc shares trade through the Stock Exchange Electronic Trading Service (SETS) system.
     Central to the SETS system is the electronic order book on which an LSE member firm can post buy and sell orders, either on its own behalf or for its clients. Buy and sell orders are executed against each other automatically in strict price, then size, priority. The order book operates from 8.00 am to 4.30 pm daily. From 7.50 am to 8.00 am orders may be added to, or deleted from the book, but execution does not occur. At 8.00 am the market opens by means of an uncrossing algorithm which calculates the greatest volume of trades on the book which can be executed, then matches the orders, leaving unexecuted orders on the book at the start of trading.
     All orders placed on the order book are firm and are for standard three day settlement. While the order book is vital to all market participants, orders are anonymous, with the counterparties being revealed to each other only after execution of the trade.
      Use of the order book is not mandatory but all trades, regardless of size, executed over the SETS system are published immediately. The only exception to this is where a Worked Principal Agreement (WPA) is entered into for trades greater than 8 x Normal Market Size (NMS). Rio Tinto plc has an NMS of 75,000 shares. Publication of trades entered under a WPA is delayed until the earlier of 80 per cent of the risk position assumed by the member firm taking on the trade being unwound or the end of the business day.
     Closing LSE share prices are published in most UK national newspapers and are also available during the day on the Rio Tinto and other websites. Share prices are also available on CEEFAX and TELETEXT and can be obtained through the Cityline service operated by the Financial Times in the UK: telephone 0906 843 3880; calls are currently charged at 60p per minute plus VAT, in addition to any mobile phone charges.
     Rio Tinto plc has a sponsored American Depositary Receipt (ADR) facility with JPMorgan Chase Bank NA under a Deposit Agreement, dated 13 July 1988, as amended on 11 June 1990, as further amended and restated on 15 February 1999 and as further amended and restated on 18 February 2005. The ADRs evidence Rio Tinto plc American Depositary Shares (ADS), each representing four ordinary shares. The shares are registered with the US Securities and Exchange Commission (SEC), are listed on the New York Stock Exchange (NYSE) and are traded under the symbol ‘RTP’.
     Rio Tinto plc shares are also listed on Euronext and on Deutsche Börse.

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SHAREHOLDER INFORMATION	2005

The following table shows share prices for the period indicated, the reported high and low middle market quotations, which represent an average of bid and asked prices, for Rio Tinto plc’s shares on the LSE based on the LSE Daily Official List, and the highest and lowest sale prices of the Rio Tinto plc ADSs as reported on the NYSE composite tape.
		Pence per		US$ per
	Rio Tinto plc share		Rio Tinto plc ADS

	High	Low	High	Low

2001	1,475	930	84.10	55.00
2002	1,492	981	85.93	62.00
2003	1,543	1,093	111.35	71.70
2004	1,574	1,212	119.39	86.42
2005	2,657	1,472	183.29	111.57

Aug 2005	2,075	1,876	150.24	133.90
Sep 2005	2,346	1,936	166.90	143.33
Oct 2005	2,308	2,073	163.77	148.81
Nov 2005	2,414	2,176	167.50	153.43
Dec 2005	2,657	2,402	183.29	168.33
Jan 2006	2,800	2,634	212.94	184.08

2004
First quarter	1,574	1,297	111.50	95.95
Second quarter	1,409	1,212	105.30	86.42
Third quarter	1,496	1,313	108.65	97.03
Fourth quarter	1,562	1,421	119.39	103.48

2005
First quarter	1,851	1,472	142.80	111.57
Second quarter	1,762	1,557	130.75	115.80
Third quarter	2,346	1,724	166.90	122.98
Fourth quarter	2,657	2,073	183.29	148.81

As at 10 February 2006, there were 55,933 holders of record of Rio Tinto plc’s shares. Of these holders, 246 had registered addresses in the US and held a total of 147,627 Rio Tinto plc shares, representing 0.01 per cent of the total number of Rio Tinto plc shares issued and outstanding as at such date. In addition, 121 million Rio Tinto plc shares were registered in the name of a custodian account in London which represented 11.4 per cent of the publicly held Rio Tinto plc shares issued and outstanding. These shares were represented by 30.25 million Rio Tinto plc ADSs held of record by 367 ADR holders. In addition, certain accounts of record with registered addresses other than in the US hold shares, in whole or in part, beneficially for US persons.

Rio Tinto Limited
Rio Tinto Limited shares are listed on the Australian Stock Exchange (ASX) and the New Zealand Stock Exchange. The ASX is the principal trading market for Rio Tinto Limited shares. The ASX is a national stock exchange operating in the capital city of each Australian State with an automated trading system. Although not listed, Rio Tinto Limited shares are also traded in London.
     Closing ASX share prices are published in most Australian newspapers and are also available during the day on the Rio Tinto and other websites.
      Rio Tinto Limited has an ADR facility with JPMorgan Chase Bank NA under a Deposit Agreement, dated 6 June 1989, as amended on 1 August 1989, as further amended and restated on 2 June 1992 and as further amended and restated on 7 July 2005. The ADRs evidence Rio Tinto Limited’s ADSs, each representing four shares and are traded in the over the counter market under the symbol ‘RTOLY’.
     The Group’s two ADR programmes were established before the 1995 merger of Rio Tinto plc and Rio Tinto Limited in a dual listed companies structure. The Group does not believe that there is any benefit in continuing to maintain two separate ADR programmes and due to the relative size of the Rio Tinto Limited ADR programme has decided that it should be terminated. In February 2006 formal notice of termination of the Deposit Agreement was given to JPMorgan Chase Bank NA with the intention that it should be terminated on 10 April 2006, immediately after the payment of the final dividend to the ADR holders. Any questions concerning holdings of Rio Tinto Limited ADRs should be directed to the JPMorgan Service Center on (800) 990 1135.
     The following tables set out for the periods indicated the high and low closing sale prices of Rio Tinto Limited shares based upon information provided by the ASX and the highest and lowest trading prices of Rio Tinto Limited ADSs, as advised by JPMorgan Chase Bank NA. There is no established trading market in the US for Rio Tinto Limited’s shares or ADSs.

		A$ per		US$ per
	Rio Tinto Limited share		Rio Tinto Limited ADS

	High	Low	High	Low

2001	38.62	28.40	80.55	54.00
2002	41.35	29.05	85.24	63.62
2003	37.54	28.17	112.42	73.85
2004	40.20	31.98	125.00	91.60
2005	69.10	38.82	204.00	118.56

Aug 2005	53.10	49.17	166.00	149.75
Sept 2005	60.01	50.55	181.00	156.00
Oct 2005	58.93	54.27	180.75	163.25
Nov 2005	62.60	57.00	187.00	169.78
Dec 2005	69.10	60.40	204.00	179.50
Jan 2006	71.06	68.80	234.00	207.00

2004
First quarter	38.50	33.80	115.00	99.45
Second quarter	36.18	31.98	108.00	91.60
Third quarter	38.60	35.56	108.20	102.00
Fourth quarter	40.20	36.30	125.00	107.00

2005
First quarter	47.93	38.82	153.00	118.56
Second quarter	45.90	41.40	143.75	127.50
Third quarter	60.01	45.12	181.00	135.00
Fourth quarter	69.10	54.27	204.00	163.25

As at 10 February 2006, a total of 319,832 Rio Tinto Limited shares were held of record by 230 persons with registered addresses in the US, which represented approximately 0.07 per cent of the total number of Rio Tinto Limited shares issued and outstanding as of such date. In addition, an aggregate of 223,930 Rio Tinto Limited ADSs were outstanding, representing 895,720 Rio Tinto Limited shares, and were held of record by 44 persons with registered addresses in the US, which represented less than one per cent of the total number of Rio Tinto Limited shares issued and outstanding. In addition, nominee accounts of record with registered addresses other than in the US may hold Rio Tinto Limited shares, in whole or in part, beneficially for US persons.

ADR holders
ADR holders may instruct JPMorgan Chase Bank NA as to how the shares represented by their ADRs should be voted.
     Registered holders of ADRs will have the Annual review and interim reports mailed to them at their record address. Brokers or financial institutions, which hold ADRs for shareholder clients, are responsible for forwarding shareholder information to their clients and will be provided with copies of the Annual review and interim reports for this purpose.
     Rio Tinto is subject to the US Securities and Exchange Commission (SEC) reporting requirements for foreign companies. A Form 20-F, which corresponds with the Form 10-K in US public companies, will be filed with the SEC. Rio Tinto’s Form 20-F and other filings can be viewed on the SEC web site at www.sec.gov

Investment warning
Past performance of shares is not necessarily a guide to future performance. The value of shares and investments and the income derived from them can go down as well as up, and investors may not get back the amount they invested.

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2005	SHAREHOLDER INFORMATION

Shareholder information continued

TAXATION
UK resident individuals
Taxation of dividends
Dividends carry a tax credit equal to one ninth of the dividend. Individuals who are not liable to income tax at the higher rate will have no further tax to pay. Higher rate tax payers are liable to tax on UK dividends at 32.5 per cent which, after taking account of the tax credit, produces a further tax liability of 25 per cent of the dividend received.

Dividend reinvestment plan (DRP)
The taxation effect of participation in the DRP will depend on individual circumstances. Shareholders will generally be liable for tax on dividends reinvested in the DRP on the same basis as if they had received the cash and arranged the investment. The dividend should, therefore, be included in the annual tax return in the normal way.
     The shares acquired should be added to shareholdings at the date and at the net cost shown on the share purchase advice. The actual cost of the shares, for Rio Tinto plc shareholders including the stamp duty/stamp duty reserve tax, will form the base cost for capital gains tax purposes.

Capital gains tax
Shareholders who have any queries on capital gains tax issues are advised to consult their financial adviser.
     A leaflet which includes details of relevant events since 31 March 1982 and provides adjusted values for Rio Tinto plc securities as at that date is available from the company secretary.

Australian resident individuals
Taxation of dividends
The basis of the Australian dividend imputation system is that when Australian resident shareholders receive dividends from Rio Tinto Limited, they may be entitled to a credit for the Australian tax paid by the Group in respect of that income, depending on the tax status of the shareholder.
     The application of the system results in the Australian tax paid by the Group being allocated to shareholders by way of franking credits attaching to the dividends they receive. Such dividends are known as franked dividends. A dividend may be partly or fully franked. The current Rio Tinto Limited dividend is fully franked and the franking credits attached to the dividend are shown in the distribution statement provided to shareholders.
     The extent to which a company can frank a dividend depends on the credit balance in its franking account. Credits to this account can arise in a number of ways, including when a company pays company tax or receives a franked dividend from another company. The dividend is required to be included in a resident individual shareholder’s assessable income. In addition, an amount equal to the franking credit attached to the franked dividend is also included in the assessable income of the resident individual, who may then be entitled to a rebate of tax equal to the franking credit amount included in their income. Should the franking credits exceed the tax due, the excess is refunded to the resident individual.
     The effect of the dividend imputation system on non resident shareholders is that, to the extent that the dividend is franked, no Australian tax will be payable and there is an exemption from dividend withholding tax.
     A withholding tax is normally levied at the rate of 15 per cent when unfranked dividends are paid to residents of countries with which Australia has a taxation treaty. Most Western countries have a taxation treaty with Australia. A rate of 30 per cent applies to countries where there is no taxation treaty.
     Since 1988, all dividends paid by Rio Tinto Limited have been fully franked. It is the Group’s policy to pay fully franked dividends whenever possible.

Dividend reinvestment plan (DRP)
Shareholders will generally be liable for tax on dividends reinvested in the DRP on the same basis as if they had received the cash and arranged the investment. The dividend should therefore be included in the annual tax return as assessable income.
     The shares acquired should be added to the shareholding at the date of acquisition at the actual cost of the shares, which is the amount of the dividend applied by the shareholder to acquire shares and any incidental costs associated with the acquisition, including stamp duty, will form part of the cost base or reduced cost base of the shares for capital gains tax purposes.

Capital gains tax
The Australian capital gains tax legislation is complex. If shareholders have acquired shares after 19 September 1985 they may be subject to capital gains tax on the disposal of those shares.
     Generally, disposal of shares held on capital account would give rise to a capital gain or loss. A capital gain arises when the proceeds on disposal are greater than the cost base of shares. A capital loss arises when the proceeds on sale are less than the cost base or reduced cost base. Where a capital gain arises on shares held for at least 12 months, individual, trust and superannuation fund shareholders may be eligible for a capital gains tax discount.
     Shareholders are advised to seek the advice of an independent taxation consultant on any possible capital gains tax exposure.

US resident individuals
The following is a summary of the principal UK tax, Australian tax and US Federal income tax consequences of the ownership of Rio Tinto plc ADSs, Rio Tinto plc shares, Rio Tinto Limited ADSs and Rio Tinto Limited shares ‘the Group’s ADSs and shares’ by a US holder as defined below. It is not intended to be a comprehensive description of all the tax considerations that are relevant to all classes of taxpayer. Future changes in legislation may affect the tax consequences of the ownership of the Group’s ADSs and shares.
     It is based in part on representations by the Group’s depositary bank as Depositary for the ADRs evidencing the ADSs and assumes that each obligation in the deposit agreements will be performed in accordance with its terms.
     You are a US holder if you are a beneficial owner of the Group’s ADSs and shares and you are: a citizen or resident of the United States, a domestic corporation, an estate whose income is subject to United States federal income tax regardless of its source, or a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.
     This section applies to US holders only if you hold your shares or ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including: a dealer in securities, a trader in securities that elects to use a mark-to-market method of accounting for securities holdings, a tax-exempt organization, a life insurance company, a person liable for alternative minimum tax, a person that actually or constructively owns 10 per cent or more of our voting stock, a person that holds shares or ADSs as part of a straddle or a hedging or conversion transaction, or a US holder whose functional currency is not the US dollar.
     This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, and on the convention between the United States of America and United Kingdom, and the convention between the United States of America and Australia (“the Conventions”) which may affect the tax consequences of the ownership of the Group’s ADSs and shares. These laws and conventions are subject to change, possibly on a retroactive basis.
     US holders should consult their own tax adviser regarding the United States federal, state and local and foreign and other tax consequences of owning and disposing of shares and ADSs in their

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particular circumstances.
     For the purposes of the Conventions and of the US Internal Revenue Code of 1986, as amended, (the Code) US holders of ADSs are treated as the owners of the underlying shares.
     The summary describes the treatment applicable under the Conventions in force at the date of this report.

UK taxation of shareholdings in Rio Tinto plc
Taxation of dividends
US holders do not suffer deductions of UK withholding tax on dividends paid by Rio Tinto plc. Dividends carry a tax credit equal to one ninth of the net dividend, or ten per cent of the net dividend plus the tax credit. The tax credit is not repayable to US holders.

Capital gains
A US holder will not normally be liable to UK tax on capital gains realised on the disposition of Rio Tinto plc ADSs or shares unless the holder carries on a trade, profession or vocation in the UK through a permanent establishment in the UK and the ADSs or shares have been used for the purposes of the trade, profession or vocation or are acquired, held or used for the purposes of such a permanent establishment.

Inheritance tax
Under the UK Estate Tax Treaty, a US holder, who is domiciled in the US and is not a national of the UK, will not be subject to UK inheritance tax upon the holder’s death or on a transfer during the holder’s lifetime unless the ADSs and shares form part of the business property of a permanent establishment in the UK or pertain to a fixed base situated in the UK used in the performance of independent personal services. In the exceptional case where ADSs or shares are subject both to UK inheritance tax and to US Federal gift or estate tax, the UK Estate Tax Treaty generally provides for tax payments to be relieved in accordance with the priority rules set out in the Treaty.

Stamp duty and stamp duty reserve tax
Transfers of Rio Tinto plc ADSs will not be subject to UK stamp duty provided that the transfer instrument is not executed in, and at all times remains outside, the UK.
     Purchases of Rio Tinto plc shares are subject either to stamp duty at a rate of 50 pence per £100 or to stamp duty reserve tax (SDRT) at a rate of 0.5 per cent. Conversions of Rio Tinto plc shares into Rio Tinto plc ADSs will be subject to additional SDRT at a rate of 1.5 per cent on all transfers to the Depositary or its nominee.

Australian taxation of shareholdings in Rio Tinto Limited
Taxation of dividends
US holders are not normally liable to Australian withholding tax on dividends paid by Rio Tinto Limited because such dividends are normally fully franked under the Australian dividend imputation system, meaning that they are paid out of income that has borne Australian income tax. Any unfranked dividends would suffer Australian withholding tax which under the Australian income tax convention is limited to 15 per cent of the gross dividend.

Capital gains
US holders are not normally subject to any Australian tax on the disposal of Rio Tinto Limited ADSs or shares unless they have been used in carrying on a trade or business wholly or partly through a permanent establishment in Australia, or the gain is in the nature of income sourced in Australia.

Gift, estate and inheritance tax
Australia does not impose any gift, estate or inheritance taxes in relation to gifts of shares or upon the death of a shareholder.

Stamp duty
An issue or transfer of Rio Tinto Limited ADSs or a transfer of Rio Tinto Limited shares does not require the payment of Australian stamp duty.

US Federal income tax
United States Internal Revenue Service Circular 230 Notice: To ensure compliance with Internal Revenue Service Circular 230, holders are hereby notified that: (a) any discussion of US federal tax issues contained or referred to in this report or any document referred to herein is not intended or written to be used, and cannot be used by holders for the purpose of avoiding penalties that may be imposed on them under the United States Internal Revenue Code; (b) such discussion is written for use in connection with the matters addressed herein; and (c) holders should seek advice based on their particular circumstances from an independent tax adviser.

Dividends
Dividends on the Group’s ADSs and shares will generally be treated as dividend income for purposes of US Federal income tax. In the case of Rio Tinto Limited, the income will be the net dividend plus, in the event of a dividend being subject to withholding tax, the withholding tax.
     Dividend income will not be eligible for the dividends received deduction allowed to US corporations.
     Dividends paid by Qualified Foreign Corporations (QFCs) are subject to a maximum rate of income tax of 15 per cent. This maximum rate applies to taxable years beginning before 1 January 2009. Both Rio Tinto plc and Rio Tinto Limited expect to be QFCs throughout this period. To qualify for the 15 per cent maximum income tax rate on dividends the stock of the QFC must be held for more than 60 days during the 121 day period beginning on the date which is 60 days before the ex-dividend date.

EXCHANGE CONTROLS
Rio Tinto plc
At present, there are no UK foreign exchange controls or other restrictions on the import or export of capital or on the payment of dividends to non resident holders of Rio Tinto plc shares or that affect the conduct of Rio Tinto plc’s operations. The Bank of England, however, upholds international law and maintains financial sanctions against specified terrorist organisations and specific targets related to certain regimes.
     There are no restrictions under Rio Tinto plc’s memorandum and articles of association or under UK law that limit the right of non resident owners to hold or vote Rio Tinto plc’s shares.

Rio Tinto Limited
Under existing Australian legislation, the Reserve Bank of Australia does not restrict the import and export of funds and no permission is required by Rio Tinto Limited for the movement of funds into or out of Australia, except that restrictions apply to transactions connected with the following:

(a)	supporters of the former government of the Federal Republic of Yugoslavia; and
(b)	ministers and senior officials of the Government of Zimbabwe;

The Department of Foreign Affairs and Trade upholds international law that prohibit transactions with persons identified as being associated with terrorists and their sponsors.
     Rio Tinto Limited must also deduct withholding tax from foreign remittances of dividends, to the extent that they are unfranked, and from payments of interest.
     There are no limitations under the constitution of Rio Tinto Limited, on the right of non residents, to acquire or hold or vote Rio Tinto Limited shares.
     However acquisitions of interests in shares in Australian companies by foreign interests are subject to review and approval by the Treasurer of Australia under the Foreign Acquisitions and Takeovers Act 1975 (the

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Takeovers Act). The Takeovers Act applies to any acquisition of 15% or more of the outstanding shares of an Australian company or to any transaction that results in one non resident, or a group of associated non residents, controlling 15 per cent or more of an Australian company. The Takeovers Act also applies to any transaction which results in a group of non associated non residents controlling 40 per cent or more of an Australian company. Persons who are proposing such acquisitions or transactions are required to notify the Treasurer of their intention. The Treasurer has the power to order divestment in cases where such acquisitions or transactions have already occurred. The Takeovers Act does not affect the rights of owners whose interests are held in compliance with the legislation.

DUAL LISTED COMPANIES STRUCTURE
On 20 December 1995, Rio Tinto shareholders approved the terms of the dual listed companies merger (the DLC merger) which was designed to place the shareholders of both Companies in substantially the same position as if they held shares in a single enterprise owning all of the assets of both Companies. As a condition of its approval of the DLC merger, the Australian Government required Rio Tinto plc to reduce its shareholding in Rio Tinto Limited to 39 per cent by the end of 2005. Consistent with the commitments made to the Australian Government in 1995, the Rio Tinto plc shareholding in Rio Tinto Limited has been reduced over time to now stand at approximately 37.5 per cent.
     Following the approval of the DLC merger, both Companies entered into a DLC Merger Sharing Agreement (the Sharing Agreement) through which each Company agreed: (a) to ensure that the businesses of Rio Tinto plc and Rio Tinto Limited are managed on a unified basis, (b) to ensure that the boards of directors of each Company is the same, and (c) to give effect to certain arrangements designed to provide shareholders of each Company with a common economic interest in the combined enterprise.
     In order to achieve this third objective, the Sharing Agreement provided for the ratio of dividend, voting and capital distribution rights attached to each Rio Tinto plc share and to each Rio Tinto Limited share to be fixed in an Equalisation Ratio which has remained unchanged at 1:1. The Sharing Agreement has provided for this ratio to be revised in special circumstances where, for example, certain modifications are made to the share capital of one Company, such as rights issues, bonus issues, share splits and share consolidations, but not to the share capital of the other. Outside these specified circumstances, the Equalisation Ratio can only be altered with the approval of shareholders under the Class Rights Action approval procedure described under Voting rights. In addition, any adjustments are required to be confirmed by the auditors.
     One consequence of the DLC merger is that Rio Tinto is subject to a wide range of laws, rules and regulatory review across multiple jurisdictions. Where these rules differ, in many instances it means that Rio Tinto, as a Group, complies with the strictest applicable level.
     Consistent with the creation of a single combined enterprise under the DLC merger, directors of each Company act in the best interests of the shareholders of both Companies ie, in the best interests of Rio Tinto as a whole. When matters may involve a conflict of interests between the shareholders of each Company they must be approved under the Class Rights Action approval procedure.
     To ensure that the boards of both Companies are identical, resolutions to appoint or remove directors must be put to shareholders of both as a joint electorate as Joint Decisions as described under Voting rights, and it is a requirement that a person can only be a director of one Company if that person is also a director of the other Company. So, for example, if a person was removed as a director of one Company, he or she would also cease to be a director of the other.

Dividend rights
The Sharing Agreement provides for dividends paid on Rio Tinto plc and Rio Tinto Limited shares to be equalised on a net cash basis, that is without taking into account any associated tax credits. Dividends are determined in US dollars and are then, except for ADR holders, translated and paid in sterling and Australian dollars. The Companies are also required to announce and pay their dividends and other distributions as close in time to each other as possible.
     In the unlikely event that one Company did not have sufficient distributable reserves to pay the equalised dividend or the equalised capital distribution, it would be entitled to receive a top up payment from the other Company. The top up payment could be made as a dividend on the DLC Dividend Share or by way of a contractual payment.
     If the payment of an equalised dividend would contravene the law applicable to one of the Companies, then they may depart from the Equalisation Ratio. However, should such a departure occur then the relevant Company will put aside reserves to be held for payment on the relevant shares at a later date.
     Rio Tinto shareholders have no direct rights to enforce the dividend equalisation provisions of the Sharing Agreement.
     The DLC Dividend Share can also be utilised to provide the Group with flexibility for internal funds management by allowing dividends to be paid between the two parts of the Group. Such dividend payments are of no economic significance to the shareholders of either Company, as they will have no effect on the Group’s overall resources.

Voting rights
In principle, the Sharing Agreement provides for the public shareholders of Rio Tinto plc and Rio Tinto Limited to vote as a joint electorate on all matters which affect shareholders of both Companies in similar ways. These are referred to as Joint Decisions. Such Joint Decisions include the creation of new classes of share capital, the appointment or removal of directors and auditors and the receiving of annual financial statements. Joint Decisions are voted on a poll.
     The Sharing Agreement also provides for the protection of the public shareholders of each Company by treating the shares issued by each Company as if they were separate classes of shares issued by a single company. So decisions that do not affect the shareholders of both Companies equally require the separate approval of the shareholders of both Companies. Matters requiring this approval procedure are referred to as Class Rights Actions and are voted on a poll.
     Thus, the interests of the shareholders of each Company are protected against decisions which affect them and the shareholders in the other company differently, by requiring their separate approval. For example, fundamental elements of the DLC merger cannot be changed unless approved by shareholders under the Class Rights Action approval procedure.
     Exceptions to these principles can arise in situations such as where legislation requires the separate approval of a decision by the appropriate majority of shareholders in one Company and where approval of the matter by shareholders of the other Company is not required.
     Where a matter has been expressly categorised as either a Joint Decision or a Class Rights Action, the directors do not have the power to change that categorisation. If a matter falls within both categories, it is treated as a Class Rights Action. In addition, the directors can determine that matters not expressly listed in either category should be put to shareholders for their approval under either procedure.
     To facilitate the joint voting arrangements each Company has entered into shareholder voting agreements. Each Company has issued a Special Voting Share to a special purpose company held in trust by a common Trustee.
     Rio Tinto plc has issued its Special Voting Share (RTP Special Voting Share) to RTL Shareholder SVC and Rio Tinto Limited has issued its Special Voting Share (RTL Special Voting Share) to RTP Shareholder SVC. The total number of votes cast on Joint Decisions by the public shareholders of one Company are voted at the parallel meeting of the other Company. The role of these special purpose companies in achieving this is described below.
     In exceptional circumstances, certain public shareholders of the Companies can be excluded from voting at the respective Company’s

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general meetings because they have acquired shares in one Company in excess of a given threshold without making an offer for all the shares in the other Company. If this should occur, the votes cast by these excluded shareholders will be disregarded.
     Following the Companies’ general meetings the overall results of the voting on Joint Decisions and the results of voting on separate decisions will be announced to the stock exchanges, published on the Rio Tinto website and advertised in the Financial Times and Australian newspapers. The results of the 2005 annual general meetings may also be obtained on the appropriate shareholder helpline (Rio Tinto plc: Freephone 0800 435021; and Rio Tinto Limited: toll free 1800 813 292).

Rio Tinto plc
At a Rio Tinto plc shareholders’ meeting at which a Joint Decision will be considered, each Rio Tinto plc share will carry one vote and the holder of its Special Voting Share will have one vote for each vote cast by the public shareholders of Rio Tinto Limited. The holder of the Special Voting Share is required to vote strictly and only in accordance with the votes cast by public shareholders for and against the equivalent resolution at the parallel Rio Tinto Limited shareholders’ meeting.
     The holders of Rio Tinto Limited ordinary shares do not actually hold any voting shares in Rio Tinto plc by virtue of their holding in Rio Tinto Limited and cannot enforce the voting arrangements relating to the Special Voting Share.

Rio Tinto Limited
At a Rio Tinto Limited shareholders’ meeting at which a Joint Decision will be considered, each Rio Tinto Limited share will carry one vote and, together with the Rio Tinto Limited ordinary shares held by Tinto Holdings Australia, the holder of its Special Voting Share will carry one vote for each vote cast by the public shareholders of Rio Tinto plc in their parallel meeting. Tinto Holdings Australia and the holder of the Special Voting Share are required to vote strictly, and only, in accordance with the votes cast for and against the equivalent resolution at the parallel Rio Tinto plc shareholders’ meeting.
     The holders of Rio Tinto plc ordinary shares do not actually hold any voting shares in Rio Tinto Limited by virtue of their holding in Rio Tinto plc and cannot enforce the voting arrangements relating to the Special Voting Share.

Capital distribution rights
If either of the Companies goes into liquidation, the Sharing Agreement provides for a valuation to be made of the surplus assets of both Companies. If the surplus assets available for distribution by one Company on each of the shares held by its public shareholders exceed the surplus assets available for distribution by the other Company on each of the shares held by its public shareholders, then an equalising payment between the two Companies shall be made, to the extent permitted by applicable law, such that the amount available for distribution on each share held by public shareholders of each Company conforms to the Equalisation Ratio. The objective is to ensure that the public shareholders of both Companies have equivalent rights to the assets of the combined Group on a per share basis, taking account of the Equalisation Ratio.
     The Sharing Agreement does not grant any enforceable rights to the shareholders of either Company upon liquidation of a Company.

Limitations on ownership of shares and merger obligations
The laws and regulations of the UK and Australia impose certain restrictions and obligations on persons who control interests in public quoted companies in excess of certain thresholds that, under certain circumstances, include obligations to make a public offer for all of the outstanding issued shares of the relevant company. The threshold applicable to Rio Tinto plc under UK law and regulations is 30 per cent and to Rio Tinto Limited under Australian law and regulations is 20 per cent.
     As part of the DLC merger, the memorandum and articles of

association of Rio Tinto plc and the constitution of Rio Tinto Limited were amended with the intention of extending these laws and regulations to the combined enterprise and, in particular, to ensure that a person cannot exercise control over one Company without having made offers to the public shareholders of both Companies. It is consistent with the creation of the single economic enterprise and the equal treatment of the two sets of shareholders, that these laws and regulations should operate in this way. The articles of association of Rio Tinto plc and the constitution of Rio Tinto Limited impose restrictions on any person who controls, directly or indirectly, 20 per cent or more of the votes on a Joint Decision. If, however, such a person only has an interest in either Rio Tinto Limited or Rio Tinto plc, then the restrictions will only apply if they control, directly or indirectly, 30 per cent or more of the votes at that Company’s general meetings.
     If one of the thresholds specified above is breached then, subject to certain limited exceptions and notification by the relevant Company, such persons (i) may not attend or vote at general meetings of the relevant Company; (ii) may not receive dividends or other distributions from the relevant Company; and (iii) may be divested of their interest by the directors of the relevant Company. These restrictions will continue to apply until such persons have either made a public offer for all of the publicly held shares of the other Company, or have reduced their controlling interest below the thresholds specified, or have acquired through a permitted means at least 50 per cent of the voting rights of all the shares held by the public shareholders of each Company.
     These provisions are designed to ensure that offers for the publicly held shares of both Companies would be required to avoid the restrictions set out above, even if the interests which breach the thresholds are only held in one of the Companies. The directors do not have the discretion to exempt a person from the operation of these rules.
     Under the Sharing Agreement, the Companies agree to cooperate to enforce the restrictions contained in their articles of association and constitution and also agree that no member of the Rio Tinto Group shall accept a third party offer for Rio Tinto Limited shares unless such acceptance is approved by a Joint Decision of the public shareholders of both Companies.

Guarantees
In December 1995, each Company entered into a Deed Poll Guarantee in favour of creditors of the other Company. Pursuant to the Deed Poll Guarantees, each Company guaranteed the contractual obligations of the other Company and the obligations of other persons which are guaranteed by the other Company, subject to certain limited exceptions. Beneficiaries under the Deed Poll Guarantees may make demand upon the guarantor thereunder without first having recourse to the Company or persons whose obligations are being guaranteed. The obligations of the guarantor under each Deed Poll Guarantee expire upon termination of the Sharing Agreement and under other limited circumstances, but only in respect of obligations arising after such termination and, in the case of other limited circumstances, the publication and expiry of due notice. The shareholders of the Companies cannot enforce the provision of the Deed Poll Guarantees.

SUPPLEMENTARY INFORMATION
General shareholder enquiries
Computershare Investor Services PLC and Computershare Investor Services Pty Limited are the registrars for Rio Tinto plc and Rio Tinto Limited, respectively. All enquiries and correspondence concerning shareholdings, other than shares held in ADR form, should be directed to the respective registrar. Their addresses and telephone numbers are given under Useful addresses on page 180. Shareholders should notify Computershare promptly in writing of any change of address.
     Enquiries concerning Rio Tinto plc and Rio Tinto Limited shares held in ADR form should be directed to JPMorgan Chase Bank NA whose address and telephone number are also given under Useful addresses.
     Shareholders can obtain details about their own shareholding on the internet. Full details, including how to gain secure access to this

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personalised enquiry facility, are given on the Computershare website: www.computershare.com

Consolidation of share certificates
If a certificated shareholding in Rio Tinto plc is represented by several individual share certificates, they can be replaced by one consolidated certificate; there is no charge for this service. Share certificates should be sent to Computershare together with a letter of instruction.

Share certificates – name change
Share certificates in the name of The RTZ Corporation PLC remain valid notwithstanding the name change to Rio Tinto plc in 1997.

Share warrants to bearer
All outstanding share warrants to bearer of Rio Tinto plc have been converted into registered ordinary shares under the terms of a Scheme of Arrangement sanctioned by the Court in 2001. Holders of any outstanding share warrants to bearer should contact the company secretary of Rio Tinto plc for an application form in order to obtain their rights to registered ordinary shares.

Low cost share dealing service
Stocktrade operates the Rio Tinto Low Cost Share Dealing Service which provides a simple telephone facility for buying and selling Rio Tinto plc shares. Basic commission is 0.5 per cent up to £10,000, reducing to 0.2 per cent thereafter, subject to a minimum commission of £15. Further information is available from Stocktrade, a division of Brewin Dolphin Securities which is authorised and regulated by the Financial Services Authority. Their details are given under Useful addresses.

Individual Savings Account (ISA)
Stocktrade offers UK residents the opportunity to hold Rio Tinto plc shares in an ISA. Existing PEPs or ISAs may also be transferred to Stocktrade. Further information can be obtained from Stocktrade whose details are given under Useful addresses.

Corporate nominee service
Computershare in conjunction with Rio Tinto plc, have introduced a corporate nominee service for private individuals. Further information can be obtained from Computershare.

Publication of financial statements
Shareholders wishing to receive the Annual report and financial statements and/or the Annual review in electronic rather than paper form should register their instruction on the Computershare website.

Unsolicited mail and telephone calls
Rio Tinto is aware that some shareholders have had occasion to complain that outside organisations, have used information obtained from the Companies’ share registers for their own purposes. Rio Tinto, like other companies, cannot by law refuse to supply such information provided that the organisation concerned pays the appropriate statutory fee.
     Shareholders in the UK who wish to reduce the amount of unsolicited mail and telephone calls they receive, should register with The Mailing Preference Service and The Telephone Preference Service whose details are set out on page 180.

Rio Tinto on the web
Rio Tinto maintains a substantial amount of information on its website, including this and previous annual reports, many other publications and links to Group company websites.
     The maintenance and integrity of the Rio Tinto website is the responsibility of the directors. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Website: www.riotinto.com

General enquiries
If you require general information about the Group please contact the External Affairs department. For all other enquiries please contact the relevant company secretary or the share registrar.

Publications
The following publications may be obtained free of charge from Rio Tinto:

2005 Annual report and financial statements
2005 Annual review
2005 Sustainable Development review
The way we work – Rio Tinto’s statement of business practice
Review magazine – Rio Tinto’s quarterly magazine for shareholders

Copies of the 2005 annual reports for the following listed Rio Tinto Group companies are also available on request:

Bougainville Copper Limited
Coal & Allied Industries Limited
Energy Resources of Australia Limited
Palabora Mining Company Limited

Full parent entity financial statements for Rio Tinto Limited are available free of charge from the Rio Tinto Limited company secretary on request. These financial statements are also available on the Rio Tinto website.

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Other disclosures

Major shareholders and related party transactions
Major shareholders
Details of the Group’s major registered shareholders are shown under Share ownership on page 175.
     Directors’ interests in Group voting securities are shown in Table 3 of the Remuneration report on page 74.

Related party transactions
Details of the Group’s material related party transactions are set out in Note 45 – Related party transactions on page 147 of the Financial statements.
     The Group’s financial statements and disclosures show the full extent of its financial commitments including debt and similar exposures. The Group’s share of the net debt of jointly controlled entities and associates is also disclosed.

Financial information
Legal proceedings
Neither Rio Tinto plc nor Rio Tinto Limited nor any of their subsidiaries is a defendant in any proceedings which the directors believe will have a material effect on either Company’s financial position or profitability.
     Contingencies are disclosed in Note 36 on page 139.

Dividends
The Group’s policy on dividend distributions is set out under Shareholder information on page 84.

Post balance sheet events
There have been no significant post balance sheet events.

The Offer and listing
Share prices and markets
Share prices and details of the markets on which the Group’s shares are traded are set out under Shareholder information on page 84.

Additional information
Memorandum and articles of association
Rio Tinto plc’s articles of association were adopted by special resolution passed on 11 April 2002 and amended on 14 April 2005. Rio Tinto Limited’s constitution was adopted by special resolution passed on 24 May 2000 and amended by special resolutions passed on 18 April 2002 and 29 April 2005.
     The resolutions passed during April 2005 were in consequence to a growing market practice in Australia for companies to undertake off market tender buy backs where the buy back price is below the prevailing market prices. Subject to obtaining regulatory relief, such buy backs do not require shareholder approval. The effect of the resolutions was to make it clear that, provided a buy back complied with all applicable laws, it would not require additional shareholder approval for purposes of the dual listed companies (‘DLC’).

Exchange controls
At present, there are no exchange controls or other restrictions that affect remittance of the Group’s dividends to US residents, but see Shareholder information on page 84 for controls on remittances from Australia to certain specific territories.
     There are no restrictions under Rio Tinto plc’s memorandum and articles of association or under English law that limit the right of non resident or foreign owners to hold or vote its shares. Nor are there any restrictions under Rio Tinto Limited’s constitution or under Australian law that limit the right of non residents to hold or vote its shares, except under the Foreign Acquisitions and Takeovers Act 1975, see Shareholder information on page 84 for details.

Taxation
See Shareholder information on page 86 for information regarding the tax consequences of holding the Group’s ADSs and shares by US residents.

Quantitative and qualitative disclosures about market risk
The Rio Tinto Group’s policies for currency, interest rate and commodity price exposures, and the use of derivative financial instruments are discussed in the Financial review on pages 34 and 35. In addition, the Group’s quantitative and qualitative disclosures about market risk are set out in note 35 to the financial statements on pages 130 to 138.

Defaults, dividend arrearages and delinquencies
There are no defaults, dividend arrearages or delinquencies.

Material modification to the rights of security holders and use of proceeds
There are no material modifications to the rights of security holders.

Controls and procedures
In designing and evaluating the disclosure controls and procedures of each of Rio Tinto plc and Rio Tinto Limited, the management of each of Rio Tinto plc and Rio Tinto Limited, including their respective chief executive and finance director, recognised that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and the management of each of Rio Tinto plc and Rio Tinto Limited necessarily was required to apply its judgement in evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within each of Rio Tinto plc and Rio Tinto Limited have been detected.
     The management of each of Rio Tinto plc and Rio Tinto Limited with the participation of their chief executive and finance director have evaluated the effectiveness of the design and operation of its disclosure controls and procedures as of the period covered by the Annual report. Based on that evaluation, the chief executive and finance director of each of Rio Tinto plc and Rio Tinto Limited have concluded that these disclosure controls and procedures are effective at the reasonable assurance level.
     There were no significant changes in the internal controls or in other factors that could significantly affect internal controls of each of Rio Tinto plc and Rio Tinto Limited subsequent to the date of their most recent evaluation.

Audit committee financial expert
See Corporate governance on page 81 for information regarding the identification of the Audit committee financial expert.

Code of ethics
The way we work, Rio Tinto’s statement of business practice, summarises the Group’s principles and policies for all directors and employees.
     The way we work and the supplementary guidance documents are discussed more fully under Corporate governance on pages 78 to 82 and in Society and environment on page 56. They can be viewed on Rio Tinto’s website: www.riotinto.com and will be provided to any person without charge upon written request received by one the company secretaries.

Principal accountant fees and services
Auditors’ remuneration including audit fees, audit related fees, further assurance services, taxation services and all other fees have been dealt with in Note 44 – Auditors’ remuneration on page 146 of the Financial statements.
     Rio Tinto has adopted policies designed to uphold the independence of the Group’s principal auditors by prohibiting their engagement to provide a range of accounting and other professional services that might compromise their appointment as independent auditors. The engagement of the Group’s principal auditors to provide statutory audit services, certain other assurance services, tax services

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Other disclosures continued

and certain limited other services are pre approved. Any engagement of the Group’s principal auditors to provide other permitted services is subject to the specific approval of the Audit committee or its chairman.
     Prior to the commencement of each financial year the Group’s Finance director and its principal auditors submit to the Audit committee a schedule of the types of services that are expected to be performed during the following year for its approval. The Audit committee may impose a US dollar limit on the total value of other permitted services that can be provided. Any non audit service provided by the Group’s principal auditors, where the expected fee exceeds a pre determined level, must be subject to the Group’s normal tender procedures.

However, in exceptional circumstances the Finance director is authorised to engage the Group’s principal auditors to provide such services without going to tender, but if the fees are expected to exceed $250,000 then the chairman of the audit committee must approve the engagement.
     The Audit committee adopted policies for the pre approval of permitted services provided by the Group’s principal auditors during 2003. All of the engagements for services provided by the Group’s principal auditors since the adoption of these policies were either within the pre approval policies or approved by the Audit committee.

Purchases of equity securities by the issuer and affiliated purchasers
Share buy backs
Period	(a) Total number of	(b) Average price	(c) Total number of	(d) Approximate dollar
	shares purchased	paid per share	shares purchased as	value of shares that
			part of publicly	may yet be
			announced plans or	purchased under the
			programmes	plans or programmes
		US$		US$m

2005
1 Jan to 31 Jan	–	–	–	–
1 Feb to 28 Feb	–	–	–	1,500
1 Mar to 31 Mar	–	–	–	1,500
1 Apr to 30 Apr	–	–	–	1,500
1 May to 31 May	27,294,139	28.36	27,294,139	726
1 Jun to 30 Jun	–	–	–	726
1 Jul to 31 Jul	–	–	–	726
1 Aug to 31 Aug	–	–	–	726
1 Sep to 30 Sep	–	–	–	726
1 Oct to 31 Oct	1,100,000	37.88	1,100,000	684
1 Nov to 30 Nov	950,000	39.55	950,000	647
1 Dec to 31 Dec	550,000	43.59	550,000	623

Total	29,894,139	29.34	29,894,139

2006
1 Jan to 31 Jan	1,965,000	48.17	1,965,000	528
1 Feb to 10 Feb	2,050,000	49.06	2,050,000	2,399

Notes
1.	Rio Tinto plc ordinary shares of 10p each; Rio Tinto Limited shares – stated in italics.
2.	On 3 February 2005 the Group announced, subject to market conditions, an intention to return up to $1,500 million of capital to shareholders during the course of 2005 and 2006, and that this would include an off-market buy back of Rio Tinto Limited shares through a tender process.
3.	At the annual general meetings held during April 2005 the shareholders:
	–	renewed the general authority to buy back up to 106.8 million of Rio Tinto plc’s ordinary shares, representing approximately ten per cent of its issued share capital.
	–	approved Rio Tinto Limited undertaking one or more off-market buy back of its shares, through a tender process at a discount of between eight to 14 per cent under which part of the buy back price would be treated as a fully franked dividend for Australian tax purposes, during the 12 months following the approval, provided that any Rio Tinto Limited shares bought back under any such tender buy back plus any Rio Tinto Limited shares bought back on-market would not exceed 10 per cent of the minimum number of publicly-held Rio Tinto Limited shares on issue during that 12 month period;
	–	approved the terms of an off-market buy back of Rio Tinto Limited shares held (indirectly) by Rio Tinto plc so that its percentage interest would not increase as a result of any off-market buy back tender from the public;
	–	renewed the shareholder authorities to buy back up to all the Rio Tinto Limited shares held (indirectly) by Rio Tinto plc and to buy back Rio Tinto Limited ordinary shares on-market, but in the case of the on-market buy backs only to the extent that such buy backs, plus any buy backs under any off-market buy back tender, would not in any 12 month period exceed 10 per cent of the minimum number of publicly-held shares on issue in Rio Tinto Limited during that 12 month period.
4.	On 9 May 2005, Rio Tinto Limited bought back 27,294,139 shares, representing 8.7 per cent of its publicly held issued share capital, under the off-market tender and 16,367,000 shares held (indirectly) by Rio Tinto plc. All of these shares were purchased at a price of A$36.70 (US$28.36) per share representing a 14 per cent discount to the relevant market price and were cancelled.
5.	During the year Rio Tinto plc bought back 2,600,000 ordinary shares on the open market for an aggregate consideration of $103.2 million and held these as treasury shares.
6.	On 2 February 2006 the Group announced an intention to return up to US$4,000 million of capital to shareholders, of which US$1,500 million would be paid out as a special dividend and, subject to market conditions, the remaining US$2,500 million of capital to be applied to buy backs of either Rio Tinto Limited or Rio Tinto plc shares. This would replace the US$528 million remainder of the initiative announced on 3 February 2005.
7.	The average prices paid have been translated into US dollars at the exchange rate on the day of the purchase.

92	Rio Tinto 2005 Annual report and financial statements

2005 FINANCIAL STATEMENTS	2005

Contents

				Page
Primary financial statements
Group income statement				94
Group cash flow statement				95
Group balance sheet				96
Group statement of recognised income and expense (SORIE)				97
Reconciliation with Australian IFRS				97
Outline of dual listed companies structure and
basis of financial statements				98

Notes to the 2005 financial statements
Note	1 – Principal accounting policies			99

Group income statement
Note	2 – Reconciliation of net earnings to underlying earnings			106
Note	3 – Net operating costs			106
Note	4 – Employment costs			107
Note	5 – Impairment charges			107
Note	6 – Share of profit after tax of jointly controlled entities and associates			107
Note	7 – Interest receivable and payable			108
Note	8 – Amortisation of discount			108
Note	9 – Tax on profit			108
Note	10	–	Earnings per ordinary share	109
Note	11	–	Dividends	110

Group balance sheet
Note	12	–	Goodwill	111
Note	13	–	Intangible assets	112
Note	14	–	Property, plant and equipment	113
Note	15	–	Jointly controlled entities and associates	115
Note	16	–	Net debt of jointly controlled entities and associates	116
Note	17	–	Inventories	116
Note	18	–	Trade and other receivables	116
Note	19	–	Deferred taxation	117
Note	20	–	Derivatives related to net debt	118
Note	21	–	Other financial assets	118
Note	22	–	Cash and cash equivalents	118
Note	23	–	Borrowings	119
Note	24	–	Capitalised finance leases	119
Note	25	–	Consolidated net debt	120
Note	26	–	Trade and other payables	120
Note	27	–	Other financial liabilities	121
Note	28	–	Provisions	121

Capital and reserves
Note	29	–	Share capital – Rio Tinto plc	122
Note	30	–	Share capital – Rio Tinto Limited	122
Note	31	–	Share premium, reserves and changes in equity	123

Additional disclosures
Note	32	–	Primary segmental analysis (by product group)	125
Note	33	–	Secondary segmental analysis
			(by geographical segment)	128
Note	34	–	Commodity analysis	129
Note	35	–	Financial instruments	130
Note	36	–	Contingent liabilities and commitments	139
Note	37	–	Average number of employees	140
Note	38	–	Principal subsidiaries	141
Note	39	–	Principal jointly controlled entities	142
Note	40	–	Principal associates	142
Note	41	–	Principal jointly controlled assets	143
Note	42	–	Sales and purchases of subsidiaries, joint ventures, associates and other interests in businesses	144
Note	43	–	Directors’ and key management remuneration	145
Note	44	–	Auditors’ remuneration	146
Note	45	–	Related party transactions	147
				Page

Note	46	–	Exchange rates in US$	147
Note	47	–	Bougainville Copper Limited (BCL)	148
Note	48	–	Share based payments	148
Note	49	–	Post retirement benefits	155
Note	50	–	Reconciliation of profit for 2004 and shareholders’ equity under UK GAAP to EU IFRS	159
Note	51	–	Rio Tinto Limited balance sheet	161
Note	52	–	Other Rio Tinto Limited balance sheet disclosures	162
Note	53	–	Rio Tinto Limited income statement	163
Note	54	–	Rio Tinto Limited cash flow statement	163

Rio Tinto plc				164

Financial information by business unit				168

Australian Corporations Act – Summary of ASIC relief				170

Directors’ declaration				171

Auditor’s Independence Declaration				171

Independent auditors’ report to the members of Rio Tinto plc and Rio Tinto Limited				172

Rio Tinto 2005 Annual report and financial statements	93

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2005	GROUP INCOME STATEMENT

Group income statement Years ended 31 December

		2005	2004
	Note	US$m	US$m

Gross turnover (including share of jointly controlled entities and associates) (a)		20,742	14,530

Consolidated turnover		19,033	12,954
Operating costs (excluding impairment reversals/(charges))	3	(12,436)	(10,249)
Net impairment reversals/(charges) (b)	3	3	(558)
Profit on disposal of interests in businesses (including investments) (c)	42	322	1,180

Operating profit		6,922	3,327
Share of profit after tax of jointly controlled entities and associates	6	776	523

Profit before finance items and taxation		7,698	3,850

Finance items
Exchange (losses)/gains on external net debt and intragroup balances	25	(128)	204
(Losses)/gains on currency and interest rate derivatives not qualifying for hedge accounting		(51)	16
Interest receivable and similar income	7	82	28
Interest payable and similar charges	7	(173)	(148)
Amortisation of discount	8	(116)	(87)

		(386)	13

Profit before taxation		7,312	3,863

Taxation (b),(c)	9	(1,814)	(619)

Profit for the year		5,498	3,244

– attributable to outside equity shareholders (b),(c)		283	(53)
– attributable to equity shareholders of Rio Tinto (Net earnings)		5,215	3,297

Basic earnings per ordinary share	10	382.3c	239.1c
Diluted earnings per ordinary share	10	381.1c	238.7c

For the purposes of calculating basic earnings per share, the weighted average number of Rio Tinto plc and Rio Tinto Limited shares outstanding during the year was 1,364.1 million, being the average number of Rio Tinto plc shares outstanding	not held as treasury shares (1,069.1 million) plus the average number of Rio Tinto Limited shares outstanding not held by Rio Tinto plc (295.0 million).

Dividends per share: paid during the year	11	83.5c	66.0c
Final dividend per share: declared in the announcement of the results for the year	11	41.5c	45.0c
Special dividend per share: declared in the announcement of the results for the year	11	110.0c	–

(a)	Gross turnover includes the turnover of jointly controlled entities and associates of US$1,709 million (2004: US$1,576 million) in addition to Consolidated turnover, which relates only to subsidiary companies.	(c)	The net tax charge resulting from the profit on disposal of interests in businesses (including investments) for the year ended 31 December 2005 was US$11 million (2004: US$9 million), and there was no amount attributable to outside equity shareholders (2004: charge of US$4 million).
(b)	No tax credits or charges arose from impairment charges and reversals for the year ended 31 December 2005 (2004: credit of US$108 million), and the net charge attributable to outside equity shareholders was US$1 million (2004: US$129 million).

94	Rio Tinto 2005 Annual report and financial statements

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2005	GROUP CASH FLOW STATEMENT

Group cash flow statement Years ended 31 December

		2005	2004
	Note	US$m	US$m

Cash flow from consolidated operations		7,657	3,974
Dividends from jointly controlled entities and associates		600	478

Cash flow from operations		8,257	4,452

Interest received		51	28
Interest paid		(179)	(179)
Dividends paid to outside shareholders		(169)	(56)
Tax paid		(1,017)	(865)

Cash flow from operating activities		6,943	3,380

Cash used in investing activities
Disposals of subsidiaries, joint ventures and associates (less acquisitions)	42	321	1,507
Purchase of property, plant and equipment and intangible assets		(2,552)	(2,256)
Repayments from jointly controlled entities and associates		17	9
Exploration and evaluation expenditure		(264)	(190)
Proceeds from sale of property, plant and equipment and intangible assets		36	41
Sales of other investments	42	133	261
Purchases of other financial assets		(231)	(30)
Government grants received		26	–
Cash flows from non-hedge derivatives not related to net debt		31	77

Cash used in investing activities		(2,483)	(581)

Cash flow before financing activities		4,460	2,799

Cash flow from financing activities
Equity dividends paid to Rio Tinto shareholders		(1,141)	(906)
Own shares purchased from Rio Tinto shareholders		(877)	–
Proceeds from issue of ordinary shares in Rio Tinto		100	26
Proceeds from issue of ordinary shares in subsidiaries to outside shareholders		4	7
Finance lease principal payments		(86)	(20)
Proceeds from issue of new borrowings		388	206
Repayment of borrowings		(807)	(2,041)
Cash flows from non-hedge derivatives related to net debt		2	–
Cash flows relating to liquid resources not classified as cash and cash equivalents		6	23

Cash used in financing activities		(2,411)	(2,705)
Effects of exchange rates on cash and cash equivalents		(8)	(9)

Net increase in cash and cash equivalents		2,041	85

Opening cash and cash equivalents		326	241

Closing cash and cash equivalents	22	2,367	326

Cash flow from consolidated operations
Profit for the year		5,498	3,244
Adjustments for:
Taxation		1,814	619
Net interest payable and amortisation of discount		207	207
Losses/(gains) on currency and interest rate derivatives not qualifying for hedge accounting		51	(16)
Exchange losses/(gains) on external debt and intragroup balances		128	(204)
Share of profit after tax of jointly controlled entities and associates		(776)	(523)
Profit on disposal of interests in businesses (including investments)		(322)	(1,180)
Depreciation and amortisation		1,334	1,171
Net impairment (reversals)/charges		(3)	558
Exploration and evaluation charged against profit	13	250	190
Provisions		277	192
Utilisation of provisions		(336)	(220)
Change in inventories		(249)	(217)
Change in trade and other receivables		(530)	(97)
Change in trade and other payables		279	234
Other items		35	16

		7,657	3,974

Rio Tinto 2005 Annual report and financial statements	95

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GROUP BALANCE SHEET	2005

Group balance sheet At 31 December

		2005	2004
	Note	US$m	US$m

Non current assets
Goodwill	12	1,020	1,075
Intangible assets	13	220	189
Property, plant and equipment	14	17,620	16,721
Investments in jointly controlled entities and associates	15	1,829	2,016
Loans to jointly controlled entities	15	159	130
Inventories	17	141	68
Trade and other receivables	18	703	770
Deferred tax assets	19	55	52
Tax recoverable		122	125
Derivatives related to net debt	20	254	494
Other financial assets	21	199	156

		22,322	21,796
Current assets
Inventories	17	2,048	1,952
Loans to jointly controlled entities	15	–	46
Trade and other receivables	18	2,488	1,832
Tax recoverable		30	29
Derivatives related to net debt	20	62	29
Other financial assets	21	469	218
Other liquid resources	25	5	14
Cash and cash equivalents	22	2,379	392

		7,481	4,512
Current liabilities
Bank overdrafts repayable on demand	22	(12)	(66)
Borrowings	23	(1,190)	(789)
Trade and other payables	26	(2,190)	(1,753)
Derivatives related to net debt	20	(8)	–
Other financial liabilities	27	(78)	–
Tax payable		(987)	(142)
Provisions	28	(321)	(193)

		(4,786)	(2,943)

Net current assets		2,695	1,569

Non-current liabilities
Borrowings	23	(2,783)	(3,883)
Trade and other payables	26	(269)	(910)
Derivatives related to net debt	20	(20)	–
Other financial liabilities	27	(93)	–
Tax payable		(51)	(87)
Deferred tax liabilities	19	(2,197)	(2,135)
Provisions	28	(3,865)	(3,759)

		(9,278)	(10,774)

Net assets		15,739	12,591

Capital and reserves
Share capital
– Rio Tinto plc	29	172	172
– Rio Tinto Limited (excl. Rio Tinto plc interest)	30	1,019	1,133
Share premium account	31	1,888	1,822
Other reserves	31	(24)	353
Retained earnings	31	11,893	8,397

Equity attributable to Rio Tinto shareholders	31	14,948	11,877
Attributable to outside equity shareholders	31	791	714

Total equity		15,739	12,591

The financial statements on pages 94 to 171 were approved by the directors on 24 February 2006 and signed on their behalf by

Paul Skinner	Leigh Clifford	Guy Elliott
Chairman	Chief executive	Finance director

96	Rio Tinto 2005 Annual report and financial statements

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2005	GROUP STATEMENT OF RECOGNISED INCOME AND EXPENSE (SORIE)

Group statement of recognised income and expense (SORIE)

	Attributable	Outside	Year to 31	Year to 31
	to	Interests	December	December
	shareholders		2005	2004
	of Rio Tinto		Total	Total
	US$m	US$m	US$m	US$m

Currency translation adjustment (a)	(401)	(44)	(445)	410
Cash flow hedge fair value (losses)	(116)	(26)	(142)	–
Gains on available for sale securities	32	5	37	–
Cash flow hedge losses transferred to the income statement	–	1	1	–
Gains on available for sale securities transferred to the income statement	(88)	–	(88)	–
Actuarial gains/(losses) on post retirement benefit plans (a)	179	(1)	178	(203)
Tax recognised directly in equity (a)	56	1	57	48

Net (expense)/income recognised directly in equity	(338)	(64)	(402)	255

Profit after tax for the year	5,215	283	5,498	3,244

Total recognised income for the year (a)	4,877	219	5,096	3,499

(a)	Total recognised income for the year to 31 December 2004 of US$3,499 million comprises income of US$3,532 million attributable to shareholders of Rio Tinto, less US$33 million attributable to outside interests. The SORIE for 2004 includes the following items attributable to outside interests: currency translation gain of US$45 million, actuarial losses of US$23 million and a tax charge of US$2 million, giving an aggregate net gain of US$20 million recognised directly in equity.

Adjustment for adoption of IAS 39 (net of tax) to:
– retained earnings	(9)	(2)	(11)	–
– other reserves	99	21	120	–

	90	19	109	–

Reconciliation with Australian IFRS
Years ended 31 December

	2005	2004
	US$m	US$m

Consolidated profit for the year under EU IFRS	5,498	3,244
Increase/(decrease) net of tax in respect of:
Goodwill – relating to sold operations	–	(129)

Consolidated profit for the year under Australian IFRS	5,498	3,115

Years ended 31 December
	2005	2004
	US$m	US$m

Total recognised income for the year under EU IFRS	5,096	3,499
Increase/(decrease) net of tax in respect of:
Goodwill – relating to sold operations	–	(129)

Total recognised income for the year under Australian IFRS	5,096	3,370

At 31 December
	2005	2004
	US$m	US$m

Total consolidated equity under EU IFRS	15,739	12,591
Increase/(decrease) in respect of:
Goodwill	743	741

Total consolidated equity under Australian IFRS	16,482	13,332

The profit, income and equity figures set out above include amounts attributable to outside shareholders in subsidiaries.

The Group’s financial statements have been prepared in accordance with IFRS as adopted by the European Union ('EU IFRS'), which differs in certain respects from the version of IFRS that is applicable in Australia ('Australian IFRS').

The transition to EU IFRS as at 1 January 2004 was based on the Group's previous UK GAAP financial statements.

Under UK GAAP, goodwill on acquisitions prior to 1998 was eliminated directly against equity. Under IFRS 1, goodwill previously recognised as a reduction in equity is not reinstated on transition to IFRS. The Australian equivalent, AASB 1, does not include this relief provision. As a consequence, shareholders' funds under Australian IFRS include the residue of such goodwill, which amounted to US$743 million at 31 December 2005. Also, the profit on disposal of certain operations in 2004 is reduced by US$129 million under Australian IFRS as a result of the balance of goodwill relating to those operations.

Rio Tinto 2005 Annual report and financial statements	97

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2005	OUTLINE OF DUAL LISTED COMPANIES STRUCTURE

Outline of dual listed companies structure and basis of financial statements

The Rio Tinto Group
These are the financial statements of the Rio Tinto Group (the ‘Group’), formed through the merger of economic interests (‘merger’) of Rio Tinto plc and Rio Tinto Limited, and presented by both Rio Tinto plc and Rio Tinto Limited as their consolidated accounts in accordance with both United Kingdom and Australian legislation and regulations.

Merger terms
On 21 December 1995, Rio Tinto plc and Rio Tinto Limited, which are listed respectively on Stock Exchanges in the United Kingdom and Australia, entered into a dual listed companies (‘DLC’) merger. This was effected by contractual arrangements between the companies and amendments to Rio Tinto plc’s Memorandum and Articles of Association and Rio Tinto Limited’s constitution.
As a result, Rio Tinto plc and Rio Tinto Limited and their respective groups operate together as a single economic enterprise, with neither assuming a dominant role. In particular, the arrangements:
–	confer upon the shareholders of Rio Tinto plc and Rio Tinto Limited a common economic interest in both groups;
–	provide for common boards of directors and a unified management structure;
–	provide for equalised dividends and capital distributions; and
–	provide for the shareholders of Rio Tinto plc and Rio Tinto Limited to take key decisions, including the election of directors, through an electoral procedure in which the public shareholders of the two companies effectively vote on a joint basis.

The merger involved no change in the legal ownership of any assets of Rio Tinto plc or Rio Tinto Limited, nor any change in the ownership of any existing shares or securities of Rio Tinto plc or Rio Tinto Limited, nor the issue of any shares, securities or payment by way of consideration, save for the issue by each company of one special voting share to a trustee company which provides the joint electoral procedure for public shareholders. During 2002, each of the parent companies issued a DLC Dividend Share to facilitate the efficient management of funds within the DLC structure.

Accounting standards
The financial statements have been drawn up in accordance with International Financial Reporting Standards as adopted by the European Union (‘EU IFRS’). The merger of economic interests of Rio Tinto plc and Rio Tinto Limited was accounted for as a merger under UK GAAP. As permitted under the rules governing the transition to EU IFRS, which are set out in IFRS 1, the Group has not restated business combinations that occurred before the transition date of 1 January 2004. As a result, the DLC merger of economic interests described above continues to be accounted for as a merger under EU IFRS.

     The main consequence of adopting merger rather than acquisition accounting is that the balance sheet of the merged group includes the assets and liabilities of Rio Tinto plc and Rio Tinto Limited at their carrying values prior to the merger, subject to adjustments to achieve uniformity of accounting policies, rather than at their fair values at the date of the merger. For accounting purposes, Rio Tinto plc and Rio Tinto Limited are viewed as a single public parent company (with their respective public shareholders being the shareholders in that single company). As a result the amounts attributable to both Rio Tinto plc and Rio Tinto Limited public shareholders are included in the amounts attributed to equity shareholders on the balance sheet, income statement and statement of recognised income and expense.

Australian Corporations Act
The financial statements are drawn up in accordance with an order, under section 340 of the Australian Corporations Act 2001, issued by the Australian Securities and Investments Commission (‘ASIC’) on 27 January 2006. The main provisions of the order are that the financial statements are:
–	to be made out in accordance with IFRS as adopted by the European Union (‘EU IFRS’);
–	to include a reconciliation from EU IFRS to the Australian equivalents of IFRS (see page 97).

For further details of the ASIC Class Order relief see page 170.

98	Rio Tinto 2005 Annual report and financial statements

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NOTES TO THE 2005 FINANCIAL STATEMENTS	2005

Notes to the 2005 financial statements

1	PRINCIPAL ACCOUNTING POLICIES

The basis of preparation and accounting policies used in preparing the financial statements for the year ended 31 December 2005 are set out below. These accounting policies have been consistently applied to all the years presented unless otherwise stated. The basis of preparation describes how International Financial Reporting Standards (‘IFRS’) have been applied under IFRS 1 ‘First-time adoption of International Financial Reporting Standards’.
     The financial statements are prepared in accordance with International Financial Reporting Standards adopted by the EU (‘EU IFRS’). These standards are subject to Interpretations issued from time to time by the International Financial Reporting Interpretations Committee (‘IFRIC’).

Basis of preparation
Except as described below, the financial statements for the year ended 31 December 2005 have been prepared on the basis of all IFRSs and Interpretations adopted by the European Union that are mandatory for periods ending 31 December 2005 and in accordance with applicable United Kingdom law, applicable Australian law as amended by the Australian Securities and Investments Commission Order dated 27 January 2006 and Article 4 of the IAS regulation. The 2004 comparative financial information has also been prepared on this basis, with the exception of certain standards, details of which are given below, for which comparative information has not been restated.
     A number of IFRSs and Interpretations are not yet mandatory but can be adopted early under their respective transition arrangements. The Group has early adopted IFRS 6 ‘Exploration for and Evaluation of Mineral Resources’, the amendment to IAS 19 ‘Employee Benefits: Actuarial Gains and Losses, Group Plans and Disclosures’ and IFRIC 5 ‘Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds’.
     The Group has not applied the pronouncement IFRIC 4 ‘Determining whether an arrangement contains a lease’ for which adoption is not mandatory until the year ending 31 December 2006. The Group is currently evaluating the impact of this pronouncement.
The Group’s transition date to IFRS is 1 January 2004. The rules for first-time adoption of IFRS are set out in IFRS 1 ‘First-time adoption of International Financial Reporting Standards’. In preparing the Group’s first IFRS financial statements, these transition rules have been applied to the amounts reported previously under generally accepted accounting principles in the United Kingdom (‘UK GAAP’). IFRS 1 generally requires full retrospective application of the Standards and Interpretations in force at the first reporting date. However, IFRS 1 allows certain exemptions in the application of particular Standards to prior periods in order to assist companies with the transition process. Rio Tinto has applied the following exemptions:
–	The Group has elected to adopt IAS 32, IAS 39 and IFRS 5 with effect from 1 January 2005, with no restatement of comparative information for 2004. Accounting policy Notes b), e) and i) explain the treatment of non-current assets held for sale prior to and after adopting IFRS 5. Accounting policy Note p) explains the basis of accounting for financial instruments pre and post 1 January 2005.
–	The Group has applied IFRS 2 ‘Share-based Payments’ to all share-based payments which had not vested at 1 January 2004, the date chosen by the Group as the effective date for application of IFRS 2.
–	IFRS 3 ‘Business combinations’ has not been applied to business combinations that occurred before the date of transition.
This means that:
	–	The 1995 merger of the economic interests of Rio Tinto plc and Rio Tinto Limited into the dual listed companies (‘DLC’) structure continues to be accounted for as a merger.
	–	Additional deferred tax provisions recognised in respect of upward revaluations of non-monetary assets held by previously acquired entities have been recognised as a reduction of shareholders’ equity on the date of transition.

–

The Group has deemed cumulative translation differences for foreign operations to be zero at the date of transition. Any gains and losses on subsequent disposals of foreign operations will not therefore include translation differences arising prior to the transition date.

In respect of the comparative financial information disclosed, IFRS 1 requires that estimates made under IFRS must be consistent with estimates made for the same date under UK GAAP except where adjustments are required to reflect any differences in accounting policies.
In previous years, the Group’s financial statements have been prepared in accordance with UK GAAP. Note 50 provides reconciliations between the amounts reported previously under UK GAAP and the amounts reported under EU IFRS for:
–	profit for the year ended 31 December 2004; and
–	shareholders’ equity as at 1 January 2004 and 31 December 2004.
In addition, turnover shown in the UK GAAP financial statements has been restated to gross up certain amounts charged to customers for freight and handling, which previously were deducted from operating costs. This has no effect on shareholders’ equity, net earnings or underlying earnings.
In preparing the financial information presented in these financial statements, certain exchange gains/losses which were included in the income statement in the announcement of results for the six months ended 30 June 2005, as published on 3 August 2005, have been reclassified to equity. In December 2005, the IASB issued a clarification to IAS 21, ‘The effects of changes in foreign exchange rates’, relating to the treatment of exchange gains and losses on balances between fellow subsidiary companies. The clarification means that, in certain circumstances, such loans can now be included as part of the reporting entity’s net investment in foreign operations. For the year ended 31 December 2004, the amount reclassified was a net exchange loss of US$85 million (US$79 million net of tax). Net exchange gains of US$25 million (US$25 million net of tax) have been reclassified in respect of the six months ended 30 June 2005.

Judgements in applying accounting policies and key sources of estimation uncertainty
Many of the amounts included in the financial statements involve the use of judgement and/or estimation. These judgements and estimates are based on managements’ best knowledge of the relevant facts and circumstances, having regard to prior experience, but actual results may differ from the amounts included in the financial statements. Information about such judgements and estimation is contained in the accounting policies and/or the Notes to the financial statements, and the key areas are summarised below.
Areas of judgement that have the most significant effect on the amounts recognised in the financial statements:
–	The definition of underlying earnings – Note 2
–	Deferral of stripping costs – Note 1(h)
–	Determination of ore reserves – Note 1(j)
–	Recognition of deferred tax on mineral rights recognised in acquisitions – Note 1(m)
–	Capitalisation and impairment of exploration and evaluation costs –Note 1(f)
–	Identification of functional currencies – Note 1(d)
–	The exemptions adopted under IFRS including in particular those relating to business combinations, as explained above
Key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year:
–	Review of asset carrying values and impairment charges – Note 1(e) and (i), Note 5 and Note 12
–	Estimation of close down and restoration costs and the timing of expenditure – Note 1(k) and Note 28
–	Estimation of environmental clean up costs and the timing of expenditure – Note 1(k) and Note 28
–	Recoverability of potential deferred tax assets – Notes 1(m) and 19(d)
–	Estimation of liabilities for post retirement costs – Note 49
–	Contingent liabilities regarding claims from the Australian tax office relating to 1997 – Note 36

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2005	NOTES TO THE 2005 FINANCIAL STATEMENTS

Notes to the 2005 financial statements continued

1	PRINCIPAL ACCOUNTING POLICIES CONTINUED

(a)	Accounting convention
The financial information included in the financial statements for the year ended 31 December 2005, and for the related comparative period, has been prepared under the historical cost convention as modified by the revaluation of certain derivative contracts and financial assets as set out in the notes below.

(b)	Basis of consolidation
The financial statements consist of the consolidation of the accounts of Rio Tinto plc and Rio Tinto Limited (together ‘the Companies’) and their respective subsidiaries (together ‘the Group’).
     Subsidiaries: Subsidiaries are entities over which the Companies have the power to govern the financial and operating policies in order to obtain benefits from their activities. Control is presumed to exist where the Companies own more than one half of the voting rights (which does not always equate to percentage ownership) unless in exceptional circumstances it can be demonstrated that ownership does not constitute control. Control does not exist where joint venture partners hold veto rights over significant operating and financial decisions. The consolidated financial statements include all the assets, liabilities, revenues, expenses and cash flows of the Companies and their subsidiaries after eliminating intercompany balances and transactions. For partly owned subsidiaries, the net assets and net earnings attributable to outside shareholders are presented as ‘Amounts attributable to outside equity shareholders’ in the consolidated balance sheet and consolidated income statement.
     Associates: An associate is an entity, that is neither a subsidiary nor a joint venture, over whose operating and financial policies the Group exercises significant influence. Significant influence is presumed to exist where the Group has between 20 per cent and 50 per cent of the voting rights, but can also arise where the Group holds less than 20 per cent if it is actively involved and influential in policy decisions affecting the entity. The Group’s share of the net assets, post tax results and reserves of associates are included in the financial statements using the equity accounting method. This involves recording the investment initially at cost to the Group and then, in subsequent periods, adjusting the carrying amount of the investment to reflect the Group’s share of the associate’s results less any impairment of goodwill and any other changes to the associate’s net assets such as dividends.
     Joint ventures: A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control. Joint control is the contractually agreed sharing of control such that significant operating and financial decisions require the consent of more than one venturer. The Group has two types of joint ventures:
     Jointly controlled entities (‘JCEs’): A JCE is a joint venture that involves the establishment of a corporation, partnership or other entity in which each venturer has a long term interest. JCEs are accounted for using the equity accounting method.
     Jointly controlled assets (‘JCAs’): A JCA is a joint venture in which the venturers have joint control over the assets contributed to or acquired for the purposes of the joint venture. JCAs do not involve the establishment of a corporation, partnership or other entity. This includes situations where the participants derive benefit from the joint activity through a share of the production, rather than by receiving a share of the results of trading. The Group’s proportionate interest in the assets, liabilities, revenues, expenses and cash flows of JCAs are incorporated into the Group’s financial statements under the appropriate headings. In some situations, joint control exists even though the Group has an ownership interest of more than 50 per cent because of the veto rights held by joint venture partners.
    Acquisitions: The results of businesses acquired during the year are brought into the consolidated financial statements from the date of acquisition.
Disposals: From 1 January 2005, individual non current assets or ‘disposal groups’ (ie groups of assets and the liabilities directly associated with the assets to be disposed of) to be disposed of, by sale or otherwise in a single transaction, are classified as ‘held for sale’ if the following criteria are met:
–	the carrying amount will be recovered principally through a sale transaction rather than through continuing use, and
–	the disposal group is available for immediate sale in its present condition subject only to terms that are usual and customary for such sales, and
–	the sale is highly probable.
     Disposal groups held for sale are carried at the lower of their carrying amount and fair value less costs to sell and are presented separately on the face of the balance sheet with the related assets and liabilities being presented as a single asset and a single liability respectively.
     Where a disposal group (or group of disposal groups) classified as held for sale represents a separate major line of business or geographical area of operations, and is part of a single co-ordinated plan of disposal or is a subsidiary acquired exclusively with a view to resale, it is classified as a discontinued operation and the net results attributable to the disposal group (or group of disposal groups) are shown separately.
     For a disposal group held for sale which continues to be carried at its carrying amount, the profit on disposal, calculated as net sales proceeds less the carrying amount, is recognised in the income statement in the period during which completion of the sale takes place. Where the fair value less costs to sell of a disposal group is lower than the carrying amount, the resulting charge is recognised in the income statement in the period during which the disposal group is classified as held for sale.
Prior to 1 January 2005, the results of businesses sold during the year were included in the consolidated financial statements for the period up to the date of disposal. Gains or losses on disposal were calculated as the difference between the sale proceeds (net of expenses) and the net assets attributable to the interest which had been sold.

(c)	Turnover
Turnover comprises sales to third parties at invoiced amounts, with most sales being priced ex works, free on board (f.o.b.) or cost, insurance and freight (c.i.f.). Amounts billed to customers in respect of shipping and handling are classed as turnover where the Group is responsible for carriage, insurance and freight. All shipping and handling costs incurred by the Group are recognised as operating costs. If the Group is acting solely as an agent, amounts billed to customers are offset against the relevant costs.
     Turnover excludes any applicable sales taxes. Mining royalties are presented as an operating cost or, where they are in substance a profit based tax, within taxes. Gross turnover shown in the income statement includes the Group’s share of the turnover of equity accounted JCEs and associates. To avoid duplication this excludes sales by jointly controlled entities to third parties of products purchased from the Group and excludes charges by jointly controlled entities to the Group. By-product revenues are included in turnover.
A large proportion of Group production is sold under medium to long term contracts, but turnover is only recognised on individual sales when persuasive evidence exists indicating that all of the following criteria are met:
–	the significant risks and rewards of ownership of the product have been transferred to the buyer;
–	neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold has been retained;
–	the amount of revenue can be measured reliably;
–	it is probable that the economic benefits associated with the sale will flow to the Group; and
–	the costs incurred or to be incurred in respect of the sale can be measured reliably.

These conditions are generally satisfied when title passes to the customer. In most instances turnover is recognised when the product is delivered to the destination specified by the customer, which is

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typically the vessel on which it will be shipped, the destination port or the customer’s premises.
     The turnover from sales of many products is subject to adjustment based on an inspection of the product by the customer. In such cases, turnover is initially recognised on a provisional basis using the Group’s best estimate of contained metal. Any subsequent adjustments to the initial estimate of metal content are recorded in turnover once they have been determined.
     Certain products are ‘provisionally priced’, ie the selling price is subject to final adjustment at the end of a period normally ranging from 30 to 180 days after delivery to the customer, based on the market price at the relevant quotation point stipulated in the contract. Turnover is initially recognised when the conditions set out above have been met, using market prices at that date. At each reporting date the provisionally priced metal is marked to market based on the forward selling price for the quotational period stipulated in the contract until the quotational period expires. For this purpose, the selling price can be measured reliably for those products, such as copper, for which there exists an active and freely traded commodity market such as the London Metals Exchange and the value of product sold by the Group is directly linked to the form in which it is traded on that market.
     From 1 January 2005, under IAS 39, the marking to market of provisionally priced contracts is recorded as an adjustment to net operating costs. Prior to 1 January 2005, the marking to market was recorded as an adjustment to turnover.

(d) Currency translation
The functional currency for each entity in the Group, and for jointly controlled entities and associates, is determined as the currency of the primary economic environment in which it operates. For most entities, this is the local currency of the country in which it operates. Transactions denominated in currencies other than the functional currency of the entity are translated at the exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at year end exchange rates.
     The US dollar is the currency in which the Group’s Financial statements are presented, as it most reliably reflects the global business performance of the Group as a whole.
     On consolidation, income statement items are translated into US dollars at average rates of exchange. Balance sheet items are translated into US dollars at year end exchange rates. Exchange differences on the translation of the net assets of entities with functional currencies other than the US dollar, and any offsetting exchange differences on net debt hedging those net assets, are dealt with through equity.
     Exchange gains and losses which arise on balances between Group entities are taken to equity where that balance is, in substance, part of the Group’s net investment in the subsidiary and the balance is denominated in the functional currency of one party to the loan.
     The Group finances its operations primarily in US dollars and a substantial part of the Group’s US dollar debt is located in subsidiaries having functional currencies other than the US dollar. Except as noted above, exchange gains and losses relating to such US dollar debt are charged or credited to the Group’s income statement in the year in which they arise. This means that the impact of financing in US dollars on the Group’s income statement is dependent on the functional currency of the particular subsidiary where the debt is located.
     Except as noted above, or in Note (p) below relating to derivative contracts, all exchange differences are charged or credited to the income statement in the year in which they arise.

(e) Goodwill and intangible assets
Goodwill represents the difference between the cost of acquisition and the fair value of the identifiable net assets acquired. Goodwill on acquisition of subsidiaries is separately disclosed and goodwill on acquisitions of associates and JCEs is included within investments in equity accounted entities.
     In 1997 and previous years, goodwill was eliminated against reserves in the year of acquisition as a matter of accounting policy, as was then permitted under UK GAAP. Such goodwill was not reinstated under subsequent UK accounting standards or on transition to IFRS. Goodwill on the Group’s opening EU IFRS balance sheet as at 1 January 2004 in respect of acquisitions prior to 1 January 2004 is therefore stated at its carrying amount on that date under UK GAAP.
     Goodwill is not amortised; rather it is tested annually for impairment and, under IFRS 1, was reviewed for impairment at the transition date. Goodwill is allocated to the cash generating unit or group of cash generating units expected to benefit from the related business combination for the purposes of impairment testing.
     Finite life intangible assets are amortised over their useful economic lives on a straight line or units of production basis as appropriate. From 1 January 2005, finite life intangible assets held for sale, or included within a disposal group held for sale, are not amortised. In accordance with the accounting requirements for disposal groups, intangible assets held for sale are carried at the lower of their pre-existing carrying amount and fair value less costs to sell, and are presented separately on the face of the balance sheet.

(f) Exploration and evaluation
The Group has continued its UK GAAP policy for the recognition and measurement of exploration and evaluation expenditure, in accordance with IFRS 6 ‘Exploration for and Evaluation of Mineral Resources’.
Exploration and evaluation expenditure comprises costs which are directly attributable to:
–	researching and analysing existing exploration data;
–	conducting geological studies, exploratory drilling and sampling;
–	examining and testing extraction and treatment methods; and
–	compiling pre-feasibility and feasibility studies.

Exploration and evaluation expenditure also includes the costs incurred in acquiring mineral rights, the entry premiums paid to gain access to areas of interest and amounts payable to third parties to acquire interests in existing projects.
     Capitalisation of exploration expenditure commences on acquisition of a beneficial interest or option in mineral rights. Capitalised exploration expenditure is reviewed for impairment at each balance sheet date. In the case of undeveloped properties, there may be only inferred resources to form a basis for the impairment review. The carrying values of these assets are reviewed twice per annum by management and the results of these reviews are reported to the Audit committee. The review is based on a status report regarding the Group’s intentions for development of the undeveloped property. In some cases, the undeveloped properties are regarded as successors to ore bodies currently in production. It is intended that these will be developed and go into production when the current source of ore is exhausted.
     Full provision is made for impairment unless there is a high degree of confidence in the project’s viability and hence it is probable that future economic benefits will flow to the Group. Subsequent recovery of the resulting carrying value depends on successful development of the area of interest or sale of the project. If a project does not prove viable, all irrecoverable costs associated with the project and the related impairment provisions are written off.
     Any impairment provisions raised in previous years are reassessed if there is a change in circumstances which indicates that they may no longer be required, for example if it is decided to proceed with development. If the project proceeds to development, the amounts included within intangible assets are transferred to property, plant and equipment.

(g) Property, plant and equipment
The cost of property, plant and equipment comprises its purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in

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1 PRINCIPAL ACCOUNTING POLICIES CONTINUED

the manner intended by management and the estimated close down and restoration costs associated with the asset. Once a mining project has been established as commercially viable, expenditure other than that on land, buildings, plant and equipment is capitalised under ‘Mining properties and leases’ together with any amount transferred from ‘Exploration and evaluation’. In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can economically be extracted. The process of mining overburden and waste materials is referred to as stripping. During the development of a mine, before production commences, it is generally accepted that stripping costs are capitalised as part of the investment in construction of the mine. Costs associated with commissioning new assets, in the period before they are capable of operating in the manner intended by management, are capitalised. Development costs incurred after the commencement of production are capitalised to the extent they give rise to a future economic benefit. Interest on borrowings related to construction or development projects is capitalised until the point when substantially all the activities that are necessary to make the asset ready for its intended use are complete.

(h) Deferred stripping
As noted above, stripping (ie overburden and other waste removal) costs incurred in the development of a mine before production commences are capitalised as part of the cost of constructing the mine and subsequently amortised over the life of the operation.
     The Group defers stripping costs incurred subsequently, during the production stage of its operations, for those operations where this is the most appropriate basis for matching the costs against the related economic benefits. This is generally the case where there are fluctuations in stripping costs over the life of the mine, and the effect is material. Deferred stripping costs are presented within ‘Mining properties and leases’. The amount of stripping costs deferred is based on the ratio (‘Ratio’) obtained by dividing the tonnage of waste mined either by the quantity of ore mined or by the quantity of minerals contained in the ore. Stripping costs incurred in the period are deferred to the extent that the current period Ratio exceeds the life of mine Ratio. Such deferred costs are then charged against reported profits to the extent that, in subsequent periods, the current period Ratio falls short of the life of mine Ratio. The life of mine Ratio is based on proved and probable reserves of the operation.
     The life of mine waste-to-ore ratio is a function of an individual mine’s pit design and therefore changes to that design will generally result in changes to the Ratio. Changes in other technical or economic parameters that impact on reserves will also have an impact on the life of mine Ratio even if they do not affect the mine’s pit design. Changes to the life of mine Ratio are accounted for prospectively.
     In some operations, there are distinct periods of new development during the production stage of the mine. The new development will be characterised by a major departure from the life of mine stripping Ratio. Stripping costs attributable to such new development are deferred and charged against reported profits in subsequent periods on a units of production basis.
     If the Group were to expense production stage stripping costs as incurred, there would be greater volatility in the year to year results from operations and excess stripping costs would be expensed at an earlier stage of a mine’s operation.
     Deferred stripping costs form part of the total investment in the relevant cash generating unit, which is reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable. Amortisation of deferred stripping costs is included in depreciation of ‘Property, plant and equipment’ or in the Group’s share of the results of its jointly controlled entities and associates, as appropriate.

(i) Depreciation and impairment
Property, plant and equipment is depreciated over its useful life, or over the remaining life of the mine if shorter. The major categories of property, plant and equipment are depreciated on a units of production and/or straight-line basis as follows:
Units of production basis
For mining properties and leases and certain mining equipment, the economic benefits from the asset are consumed in a pattern which is linked to the production level. Except as noted below, such assets are depreciated on a units of production basis.
Straight line basis
Assets within operations for which production is not expected to fluctuate significantly from one year to another or which have a physical life shorter than the related mine are depreciated on a straight line basis as follows:
Buildings	10 to 40 years
Plant and equipment	3 to 35 years
Land	Not depreciated

Residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. Changes to the estimated residual values or useful lives are accounted for prospectively. In applying the units of production method, depreciation is normally calculated using the quantity of material extracted from the mine in the period as a percentage of the total quantity of material to be extracted in current and future periods based on proved and probable reserves and, for some mines, other mineral resources. Such non reserve material may be included in depreciation calculations in limited circumstances and where there is a high degree of confidence in its economic extraction. Development costs that relate to a discrete section of an ore body and which only provide benefit over the life of those reserves, are depreciated over the estimated life of that discrete section. Development costs incurred which benefit the entire ore body are depreciated over the estimated life of the ore body.
     From 1 January 2005, property, plant and equipment held for sale, or which is part of a disposal group held for sale, is not depreciated.
     Property, plant and equipment and finite life intangible assets are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. This applies to the Group’s share of the assets held by associates and jointly controlled entities as well as the assets held by the Group itself. In addition, from 1 January 2005, an impairment loss is recognised for any excess of carrying amount over the fair value less costs to sell of a non current asset or disposal group held for sale.
     When a review for impairment is conducted, the recoverable amount is assessed by reference to the higher of ‘value in use’ (being the net present value of expected future cash flows of the relevant cash generating unit) and ‘fair value less costs to sell’. Where there is no binding sale agreement or active market, fair value less costs to sell is based on the best information available to reflect the amount the Group could receive for the cash generating unit in an arm’s length transaction. The estimates used for impairment reviews are based on detailed mine plans and operating budgets, modified as appropriate to meet the requirements of IAS 36 ‘Impairment of Assets’. Future cash flows are based on:

–	estimates of the quantities of the reserves and mineral resources for which there is a high degree of confidence of economic extraction;
–	future production levels;
–	future commodity prices (assuming the current market prices will revert to the Group’s assessment of the long term average price, generally over a period of three to five years); and
–	future cash costs of production, capital expenditure, close down, restoration and environmental clean up.

The cash flow forecasts are based on best estimates of expected future revenues and costs. These may include net cash flows expected to be realised from extraction, processing and sale of mineral resources that do not currently qualify for inclusion in proved or probable ore reserves. Such non reserve material is included

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NOTES TO THE 2005 FINANCIAL STATEMENTS	2005

where there is a high degree of confidence in its economic extraction. This expectation is usually based on preliminary drilling and sampling of areas of mineralisation that are contiguous with existing reserves. Typically, the additional evaluation to achieve reserve status for such material has not yet been done because this would involve incurring costs earlier than is required for the efficient planning and operation of the mine.
     The expected future cash flows of cash generating units reflect long term mine plans which are based on detailed research, analysis and iterative modelling to optimise the level of return from investment, output and sequence of extraction. The plan takes account of all relevant characteristics of the orebody, including waste to ore ratios, ore grades, haul distances, chemical and metallurgical properties of the ore impacting on process recoveries and capacities of processing equipment that can be used. The mine plan is therefore the basis for forecasting production output in each future year and the related production costs.
     Rio Tinto’s cash flow forecasts are based on assessments of expected long term commodity prices, which for most commodities are derived from an analysis of the marginal costs of the producers of these commodities. These assessments often differ from current price levels and are updated periodically.
     In some cases, prices applying to some part of the future sales volumes of a cash generating unit are predetermined by existing sales contracts. The effects of such contracts are taken into account in forecasting future cash flows.
     Cost levels incorporated in the cash flow forecasts are based on the current long term mine plan for the cash generating unit. For impairment reviews, recent cost levels are considered, together with expected changes in costs that are compatible with the current condition of the business and which meet the requirements of IAS 36. IAS 36 includes a number of restrictions on the future cash flows that can be recognised in respect of future restructurings and improvement related capital expenditure.
     The discount rate applied is based upon the Group’s weighted average cost of capital with appropriate adjustment for the risks associated with the relevant cash flows, to the extent that such risks are not reflected in the forecast cash flows.
     For operations with a functional currency other than the US dollar, the impairment review is undertaken in the relevant functional currency. The great majority of the Group’s sales are based on prices denominated in US dollars. To the extent that the currencies of countries in which the Group produces commodities strengthen against the US dollar without commodity price offset, cash flows and, therefore, net present values are reduced.
     When calculating ‘value in use’, IAS 36 requires that calculations should be based on exchange rates current at the time of the assessment.
     For the majority of Rio Tinto’s businesses, by both number and by value, the recoverable amounts are substantially in excess of the carrying value in the balance sheet. For a minority of the businesses the carrying value is close to recoverable amount, and these are reviewed for impairment where appropriate. The effects of exchange rate and commodity price changes on the values of these units relative to their carrying values are monitored closely.

(j) Determination of ore reserves
The Group estimates its ore reserves and mineral resources based on information compiled by Competent Persons as defined in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves of December 2004 (the JORC code). Reserves, and for certain mines resources, determined in this way are used in the calculation of depreciation, amortisation and impairment charges, the assessment of life of mine stripping ratios and for forecasting the timing of the payment of close down and restoration costs and clean up costs.
     In assessing the life of a mine for accounting purposes, mineral resources are only taken into account where there is a high degree of confidence of economic extraction.
     There are numerous uncertainties inherent in estimating ore reserves;

and assumptions that are valid at the time of estimation may change significantly when new information becomes available.
      Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in the reserves being restated.

(k) Provisions for close down and restoration and for
environmental clean up costs
Close down and restoration costs include the dismantling and demolition of infrastructure and the removal of residual materials and remediation of disturbed areas. Estimated close down and restoration costs are provided for in the accounting period when the obligation arising from the related disturbance occurs, whether this occurs during the mine development or during the production phase, based on the net present value of estimated future costs. Provisions for close down and restoration costs do not include any additional obligations which are expected to arise from future disturbance. The costs are estimated on the basis of a closure plan. The cost estimates are calculated annually during the life of the operation to reflect known developments, eg updated cost estimates and revisions to the estimated lives of operations, and are subject to formal review at regular intervals.
     Close down and restoration costs are a normal consequence of mining, and the majority of close down and restoration expenditure is incurred at the end of the life of the mine. Although the ultimate cost to be incurred is uncertain, the Group’s businesses estimate their respective costs based on feasibility and engineering studies using current restoration standards and techniques.
     The amortisation or ‘unwinding’ of the discount applied in establishing the net present value of provisions is charged to the income statement in each accounting period. The amortisation of the discount is shown as a financing cost, rather than as an operating cost.
     Other movements in the provisions for close down and restoration costs, including those resulting from new disturbance, updated cost estimates, changes to the estimated lives of operations and revisions to discount rates are capitalised within property, plant and equipment. These costs are then depreciated over the lives of the assets to which they relate.
     Where rehabilitation is conducted systematically over the life of the operation, rather than at the time of closure, provision is made for the estimated outstanding continuous rehabilitation work at each balance sheet date and the cost is charged to the income statement.
     Provision is made for the estimated present value of the costs of environmental clean up obligations outstanding at the balance sheet date. These costs are charged to the income statement. Movements in the environmental clean up provisions are presented as an operating cost, except for the unwind of the discount which is shown as a financing cost. Remediation procedures generally commence soon after the time the damage, remediation process and estimated remediation costs become known, but may continue for many years depending on the nature of the disturbance and the remediation techniques.
     As noted above, the ultimate cost of environmental remediation is uncertain and cost estimates can vary in response to many factors including changes to the relevant legal requirements, the emergence of new restoration techniques or experience at other mine sites. The expected timing of expenditure can also change, for example in response to changes in ore reserves or production rates. As a result there could be significant adjustments to the provision for close down and restoration and environmental clean up, which would affect future financial results.

(l)	Inventories
Inventories are valued at the lower of cost and net realisable value on a first in, first out (‘FIFO’) basis. Cost for raw materials and stores is purchase price and for partly processed and saleable products is generally the cost of production. For this purpose the costs of production include:
–	labour costs, materials and contractor expenses which are directly

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1  PRINCIPAL ACCOUNTING POLICIES CONTINUED

attributable to the extraction and processing of ore;
–	the depreciation of mining properties and leases and of property, plant and equipment used in the extraction and processing of ore; and
–	production overheads.

Stockpiles represent ore that has been extracted and is available for further processing. If there is significant uncertainty as to when the stockpiled ore will be processed it is expensed as incurred. Where the future processing of this ore can be predicted with confidence, eg because it exceeds the mine’s cut off grade, it is valued at the lower of cost and net realisable value. If the ore will not be processed within the 12 months after the balance sheet date it is included within non current assets. Work in progress inventory includes ore stockpiles and other partly processed material. Quantities are assessed primarily through surveys and assays.

(m) Deferred tax
Full provision is made for deferred taxation on all temporary differences existing at the balance sheet date with certain limited exceptions. Temporary differences are the difference between the carrying value of an asset or liability and its tax base. The main exceptions to this principle are as follows:

–	tax payable on the future remittance of the past earnings of subsidiaries, associates and jointly controlled entities is provided for except where Rio Tinto is able to control the remittance of profits and it is probable that there will be no remittance in the foreseeable future;
–	deferred tax is not provided on the initial recognition of an asset or liability in a transaction that does not affect accounting profit or taxable profit and is not a business combination, such as on the recognition of a provision for close down and restoration costs and the related asset. Furthermore, deferred tax is not recognised on subsequent changes in the carrying value of such assets and liabilities, for example where they are depreciated; and
–	deferred tax assets are recognised only to the extent that it is more likely than not that they will be recovered – this is considered having regard to the reasons why the deferred tax asset has arisen and projected future taxable profits for the relevant entity (or group of entities).

On transition to IFRS with effect from 1 January 2004, deferred tax was provided in respect of fair value adjustments on acquisitions in previous years. No other adjustments were made to the assets and liabilities recognised in such prior year acquisitions and, accordingly, shareholders funds were reduced by US$720 million on transition to IFRS primarily as a result of the deferred tax liabilities recognised on fair value adjustments to mining rights. In general, these mining rights are not eligible for income tax allowances. In such cases, the provision for deferred tax was based on the difference between their carrying value and their nil income tax base. The existence of a tax base for capital gains tax purposes was not taken into account in determining the deferred tax provision relating to such mineral rights because it is expected that the carrying amount will be recovered primarily through use and not from the disposal of mineral rights. Also, the Group is only entitled to a deduction for capital gains tax purposes if the mineral rights are sold or formally relinquished.

(n) Employee benefits
For defined benefit post-employment plans, the difference between the fair value of the plan assets (if any) and the present value of the plan liabilities is recognised as an asset or liability on the balance sheet. Actuarial gains and losses arising in the year are taken to the Statement of recognised income and expense. For this purpose, actuarial gains and losses comprise both the effects of changes in actuarial assumptions and experience adjustments arising because of differences between the previous actuarial assumptions and what has actually occurred.

     Other movements in the net surplus or deficit are recognised in the income statement, including the current service cost, any past service cost and the effect of any curtailment or settlements. The interest cost less the expected return on assets is also charged to the income statement. The amount charged to the income statement in respect of these plans is included within operating costs or in the Group’s share of the results of jointly controlled entities and associates as appropriate.
     The most significant assumptions used in accounting for pension plans are the long term rate of return on plan assets, the discount rate and the mortality assumptions. The long term rate of return on plan assets is used to calculate interest income on pension assets, which is credited to the Group’s income statement. The discount rate is used to determine the net present value of future liabilities and each year the unwinding of the discount on those liabilities is charged to the Group’s income statement as the interest cost. The mortality assumption is used to project the future stream of benefit payments, which is then discounted to arrive at a net present value of liabilities.
     The values attributed to plan liabilities are assessed in accordance with the advice of independent qualified actuaries.
     The Group’s contributions to defined contribution pension plans are charged to the income statement in the period to which the contributions relate.

(o) Cash and cash equivalents
Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the balance sheet, cash and cash equivalents comprise cash on hand, deposits held on call with banks and short term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to insignificant risk of changes in value. For the purposes of the cash flow statement, cash and cash equivalents are adjusted to reflect bank overdrafts which are repayable on demand.

(p) Financial instruments
The Group’s policy with regard to ‘Treasury management and financial instruments’ is set out in Note 35. When the Group enters into derivative contracts these transactions are designed to reduce exposures related to assets and liabilities, firm commitments or anticipated transactions.
     The Group has adopted IAS 39 from 1 January 2005. Adjustments have been made to the opening balance sheet at 1 January 2005 for the adoption of IAS 39; these are shown separately in the Group statement of changes in equity. Comparative figures for the year ended 31 December 2004 have not been restated to reflect IAS 39.

Fair value: Where financial instruments are accounted for at fair value, this is the amount at which they could be exchanged in an arm’s length transaction between informed and willing parties. Where available, market values have been used to determine fair values. In other cases, fair values have been calculated using quotations from independent financial institutions, or by discounting expected cash flows at prevailing market rates. The fair values of the Group’s cash, short term borrowings and loans to jointly controlled entities and associates approximate to their carrying values, as a result of their short maturity or because they carry floating rates of interest. A further description of the accounting for each class of financial instrument is given below.
Borrowings: From 1 January 2005, borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost, or are adjusted to reflect movements in the fair value of amounts designated as hedged items. Any difference between the amounts originally received (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method. Prior to 1 January 2005, borrowings were stated at amortised cost.
Investments: The Group has certain investments in companies that are not subsidiaries, associates or jointly controlled entities. From

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NOTES TO THE 2005 FINANCIAL STATEMENTS	2005

1 January 2005, these investments are classed as ‘available for sale’. Such investments are held at fair value with unrealised gains and losses recognised in equity until the investment is disposed of. Impairment charges and exchange gains and losses on such investments are recognised directly in the income statement. Prior to 1 January 2005, these investments were accounted for at cost less provisions for diminution in value.
Derivative financial instruments and hedge accounting
From 1 January 2005, all derivatives are initially recognised at their fair value on the date the derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged. The Group designates certain derivatives as either hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedges) or hedges of highly probable forecast transactions (cash flow hedges).

–	Fair value hedges: Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability or firm commitment that is attributable to the hedged risk. Where derivatives are held with different counterparties to the underlying asset or liability or firm commitment, the fair value of the derivative is shown separately in the balance sheet as there is no legal right of offset.
–	Cash flow hedges: The effective portions of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement. Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item will affect profit or loss (for instance, when the forecast sale that is being hedged takes place).
–	Derivatives that do not qualify for hedge accounting: Certain derivative contracts entered into by the Group in order to hedge its exposure to fluctuations in exchange rates against the US dollar are not located in the entity with the exposure. Such contracts, and any other derivative contracts that do not qualify for hedge accounting, are marked to market at the balance sheet date. In respect of currency swaps, the gain or loss on the swap and the offsetting gain or loss on the financial asset or liability against which the swap forms an economic hedge are shown in separate lines in the income statement. In respect of other derivatives, the mark to market will give rise to charges or credits to the income statement in periods before the transaction against which the derivative is held as an economic hedge is recognised.
–	Embedded derivatives: Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to their host contracts.

Prior to 1 January 2005, derivative financial instruments were accounted for as follows:

–	Amounts receivable and payable in respect of interest rate swaps were recognised as adjustments to net interest over the life of the contract.
–	Derivative contracts which had been entered into by the Group in respect of its firm commitments or anticipated transactions, in order to hedge its exposure to fluctuations in exchange rates against the US dollar or to fluctuations against commodity prices, and which were located in the entity with the exposure, were accounted for as hedges: gains and losses were deferred and subsequently recognised when the hedged transaction occurred. Where such contracts were not located in the entity with the exposure they were fair valued at the balance sheet date. This gave rise to charges or credits to the income statement in periods before the transaction against which the derivative was held as an economic hedge was recognised.
–	Where contracts and financial instruments contained embedded derivatives, the derivative element was not treated as a separate derivative.
–	Gains or losses on foreign currency forward contracts and currency swaps relating to financial assets and liabilities were matched against the losses or gains on the hedged items in the income statement. Where currency swaps were held with different counterparties to the underlying borrowing, the fair value of the swaps was shown separately in the balance sheet as there was no legal right of offset.

(q) Share based payments
Most of the Group’s share based payment plans are settled by the issue of shares by the relevant parent company. The fair value of the share plans is recognised as an expense over the expected vesting period. The fair value of the share plans is determined at the date of grant, taking into account any market based vesting conditions attached to the award (eg Total Shareholder Return). The Group uses fair values provided by independent actuaries calculated using a lattice based option valuation model.
     Non market based vesting conditions (eg earnings per share targets) are taken into account in estimating the number of awards likely to vest. The estimate of the number of awards likely to vest is reviewed at each balance sheet date up to the vesting date, at which point the estimate is adjusted to reflect the actual awards issued. No adjustment is made after the vesting date even if the awards are forfeited or not exercised.
     Further information about the treatment of individual share based payment plans is provided in note 48.

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2005	NOTES TO THE 2005 FINANCIAL STATEMENTS

Notes to the 2005 financial statements continued

2 RECONCILIATION OF NET EARNINGS TO UNDERLYING EARNINGS	Pre-tax	Taxation	Outside	Net	Net
			interests	amount	amount
				2005	2004
				US$m	US$m

Exclusions in arriving at underlying earnings
Gains relating to disposal of interests in businesses (including investments) (note 42)	322	(11)	–	311	1,175
Net impairment reversals/(charges)	3	–	1	4	(321)
Adjustment to environmental remediation provision	84	–	–	84	–
Exchange differences and derivatives:
– Exchange (losses)/gains on external net debt and intragroup balances	(128)	31	10	(87)	159
– (Losses)/gains on currency and interest rate derivatives not qualifying for hedge accounting	(51)	13	(2)	(40)	8
– (Losses)/gains on external net debt and derivatives not qualifying for hedge accounting in jointly controlled entities and associates (net of tax)	(12)	–	–	(12)	4

Total excluded in arriving at underlying earnings	218	33	9	260	1,025

Net earnings	7,312	(1,814)	(283)	5,215	3,297

Underlying earnings	7,094	(1,847)	(292)	4,955	2,272

‘Underlying earnings’ is an additional measure of earnings, which is reported by Rio Tinto to provide greater understanding of the underlying business performance of its operations. Underlying earnings and net earnings both represent amounts attributable to Rio Tinto shareholders. Items (a) to (f) below are excluded from net earnings in arriving at underlying earnings.
(a)	Gains and losses arising on the disposal of interests in businesses (including investments) and undeveloped properties. Additional information on these disposals is included in Note 42.
(b)	Charges and credits relating to impairment of non current assets, excluding those related to current year exploration expenditure.
(c)	Exchange gains and losses on US dollar net debt and intragroup balances.
(d)	Valuation changes on currency and interest rate derivatives which are ineligible for hedge accounting, other than those embedded in commercial contracts.
(e)	The currency revaluation of embedded US dollar derivatives contained in contracts held by entities whose functional currency is not the US dollar.
(f)	Other credits and charges that, individually, or in aggregate if of a similar type, are of a nature or size to require exclusion in order to provide additional insight into underlying business performance.
The ‘Adjustment to environmental remediation’ provision of US$84 million relates to the obligations of Kennecott Utah Copper described in Note 28 (e). It reverses part of an exceptional charge taken up in 2002, and excluded from Adjusted earnings at that time, and is therefore excluded in arriving at underlying earnings.

3 NET OPERATING COSTS		2005	2004
	Note	US$m	US$m

Raw materials and consumables		2,860	2,157
Amortisation of intangible assets	13	19	19
Depreciation of property, plant & equipment	14	1,315	1,152
Employment costs	4	2,087	1,817
Repairs and maintenance		985	886
Shipping costs		1,141	724
Other freight costs		283	160
(Increase)/decrease in inventories		(79)	98
Royalties		822	577
Amounts charged by jointly controlled entities mainly for toll processing		1,128	980
Other external costs		1,621	1,519
Provisions	28	277	192
Exploration and evaluation	13	250	190
Research and development		20	16
Net exchange losses on other monetary items		6	18
Costs included above qualifying for capitalisation		(83)	(89)
Adjustments to provisionally priced sales (a)		26	–
Rent and royalties received		(15)	(12)
Other operating income		(227)	(155)

Net operating costs (excluding impairment (reversals)/charges)		12,436	10,249

Colowyo: impairment of intangible assets (b)	13	–	98
Colowyo: impairment of property, plant and equipment (b)	14	–	62
Palabora: impairment of property, plant and equipment (b)	14	–	398
Other net (reversals)/charges		(3)	–

Impairment (reversals)/charges		(3)	558

(a)	Certain sales are made on the basis that the selling price will be determined at the end of a period ranging from 30 to 180 days after delivery to the customer. Such sales are recorded initially on the basis of the prices quoted in the market when the revenue is first recognised. Until 31 December 2004, subsequent adjustments to such provisional prices were recorded in turnover. The treatment has changed as a result of the adoption of IAS 39. From 1 January 2005 onwards, such adjustments are classified within net operating costs. If this treatment had been adopted in 2004, consolidated turnover (and net operating costs) for the year ended 31 December 2004 would have been US$9 million lower.
(b)	Further details of the circumstances leading to impairment of non-current assets are given in note 5.
(c)	Information on auditors' remuneration is included in Note 44.

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NOTES TO THE 2005 FINANCIAL STATEMENTS	2005

4	EMPLOYMENT COSTS		2005	2004
		Note	US$m	US$m

Employment costs, excluding jointly controlled entities and associates:
– Wages and salaries			2,093	1,700
– Social security costs			84	68
– Net post retirement cost (a)		49	167	151
– Share option costs (b)		48	48	40

			2,392	1,959
Less: charged within provisions			(305)	(142)

		3	2,087	1,817

(a)	Post retirement costs include the aggregate service and interest cost of providing post retirement benefits under defined benefit plans, net of the related expected return on plans’ assets. Additional detail of the amount charged to the income statement in respect of post retirement plans, and the treatment of actuarial gains and losses, is shown in Note 49.
(b)	Further details of the Groups’ share options and other share based payment schemes are given in Note 48.

5	IMPAIRMENT CHARGES

2005 Impairment Charges
There were no significant impairment charges or reversals in 2005.

2004 Impairment Charges
Against a background of adverse financial results, including limited production from the underground mine and the strengthening of the rand against the US dollar, an assessment of the recoverable amount of Palabora’s copper business was undertaken in the second half of 2004. This resulted in a provision for asset impairment of US$398 million (US$161 million after tax and outside shareholders’ interests) which aligned the balance sheet value of the assets with their recoverable amount, based on an assessment of fair value less costs to sell.
     In line with market practice, fair value was estimated using a discounted cash flow analysis. The price assumption for copper was based on prevailing market prices for the first two years and long term forecast prices thereafter. The rand exchange rate was forecast principally based on an historical average. The cash flow forecasts were discounted at a pre-tax rate of nine per cent.
     A detailed review of the mine plan and projected cash flows of the Colowyo coal business was undertaken in June 2004. This cash generating unit is part of Kennecott Energy. The review indicated that future operating and development costs would be substantially higher than previously expected. As a consequence, a provision for asset impairment of US$160 million was recognised, based on an assessment of value in use. The pre-tax cash flows were estimated in real terms and discounted at five per cent per annum. The major area of uncertainty affecting the write down related to the future operating and development costs of the Colowyo operation, which were estimated over the next 18 years.

6	SHARE OF PROFIT AFTER TAX OF JOINTLY CONTROLLED ENTITIES AND ASSOCIATES
	Jointly	Associates	Total	Jointly	Associates	Total
	controlled			controlled
	entities			entities
	2005	2005	2005	2004	2004	2004
	US$m	US$m	US$m	US$m	US$m	US$m

Turnover (a)	1,361	348	1,709	1,141	435	1,576
Operating costs (b)	(272)	(232)	(504)	(459)	(280)	(739)

Profit before finance items and taxation	1,089	116	1,205	682	155	837
Exchange (losses)/gains on external net debt (c)	(17)	–	(17)	4	–	4
Gains/(losses) on currency and interest rate derivatives
not qualifying for hedge accounting	–	–	–	1	–	1
Net interest payable	(32)	(8)	(40)	(30)	(16)	(46)
Amortisation of discount	(10)	(1)	(11)	(10)	(1)	(11)

Profit before tax	1,030	107	1,137	647	138	785

Taxation	(337)	(24)	(361)	(233)	(29)	(262)

Profit after tax (Rio Tinto share)	693	83	776	414	109	523

(a)	The above analysis discloses Rio Tinto's share of the turnover of jointly controlled entities and associates which is included within gross turnover. This excludes sales by jointly controlled entities, to third parties, of products purchased from Rio Tinto Group subsidiaries, and also excludes charges by jointly controlled entities to Rio Tinto Group subsidiaries.
(b)	Operating costs of jointly controlled entities for 2005 are shown net of the impact of variations in the amounts receivable for provisionally priced sales of commodities subsequent to the month of sale. This follows the implementation of IAS 39 with effect from 1 January 2005. In accordance with IAS 39, 2004 figures have not been adjusted, and such variations are therefore included in turnover for 2004.
(c)	Exchange gains and losses on US dollar net debt of jointly controlled entities and associates and the gains/losses on currency and interest qualifying for hedge accounting are excluded in arriving at Underlying earnings as described in Note 2.

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2005	NOTES TO THE 2005 FINANCIAL STATEMENTS

Notes to the 2005 financial statements continued

7	INTEREST RECEIVABLE AND PAYABLE		2005	2004
		Note	US$m	US$m

Interest receivable and similar income:
– Jointly controlled entities			19	18
– Other investments			55	7

			74	25
Other interest receivable			8	3

Total interest receivable			82	28

Interest payable and similar charges:
– Bank borrowings			(17)	(47)
– Other loans			(184)	(136)

			(201)	(183)

Amounts capitalised		14	28	35

Total interest payable			(173)	(148)

8	AMORTISATION OF DISCOUNT

The amortisation of discount relates principally to provisions for close down and restoration and environmental clean up costs, as explained in accounting policy 1(k). It also includes the unwind of the discount on non interest bearing long term accounts payable.

9	TAX ON PROFIT		2005	2004
		Note	US$m	US$m

UK taxation
Corporation tax at 30%
– Current			137	17
– Deduct: relief for overseas taxes			(134)	(15)
– Deferred		19	(22)	–

			(19)	2

Australian taxation
Corporation tax at 30%
– Current			1,026	508
– Deferred		19	30	(37)

			1,056	471

Other countries taxation
– Current			684	169
– Deferred		19	93	(23)

			777	146

Total taxation charge			1,814	619

– current			1,713	679
– deferred (b)			101	(60)

(a)	A benefit of US$20 million was recognised in 2005 (2004: US$15 million) for operating losses that are expected to be recovered in future years. Of this benefit US$20 million (2004: US$5 million) is included within ‘UK taxation’ and nil (2004: US$10 million) within ‘Other countries’.
(b)	There were no charges or credits resulting from exchange differences on the translation of non US dollar deferred tax balances into the functional currency of business units whose functional currency is the US dollar (2004: US$12 million credit). The credit in 2004 was not included in the operating costs analysed in Note 3 as the exchange movement was more closely related to the Group's tax balances than to its operating activities.

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NOTES TO THE 2005 FINANCIAL STATEMENTS	2005

9	TAX ON PROFIT CONTINUED	2005	2004
		US$m	US$m

Prima facie tax reconciliation
Profit before taxation		7,312	3,863
Deduct: share of profit after tax of jointly controlled entities and associates		(776)	(523)

Parent companies’ and subsidiaries’ profit before tax		6,536	3,340
Prima facie tax payable at UK and Australian rate of 30%		1,961	1,002
Impact of items excluded in arriving at underlying earnings (b)		(102)	(309)

Other permanent differences
Other tax rates applicable outside the UK and Australia		(23)	(33)
Resource depletion and other depreciation allowances		(22)	(25)
Research, development and other investment allowances		(21)	(7)
Exchange differences relating to deferred tax balances		–	(12)
Cost of intragroup dividends		44	11
Adjustments to prior year provisions		(20)	(34)
Other		(3)	26

Total taxation charge		1,814	619

(a)	The benefit of 'other tax rates applicable outside UK and Australia' includes the effect of the US Alternative Minimum Tax rate of 20 per cent.
(b)	The impact of items excluded from underlying earnings comprises the difference between the prima facie tax charge/(credit) that would arise on such items at a tax rate of 30 per cent and the actual tax charge/(credit) as shown in Note 2. The difference of US$102 million (2004: US$309 million) comprises US$86 million (2004: US$336 million) related to disposals of interests in businesses, plus US$1 million (2004: less US$50 million) in respect of impairment charges and reversals, plus US$26 million (2004: nil) in respect of the adjustment to Kennecott Utah Copper’s environmental remediation provision, less US$11 million (2004: plus US$23 million) relating to the net impact of differing tax rates and non deductibility of certain gains and losses on external debt, intragroup balances and derivatives not designated as hedges.
(c)	This tax reconciliation relates to the parent companies and subsidiaries. The Group’s share of profit of jointly controlled entities and associates is net of tax charges of US$361 million (2004: US$262 million).

10	EARNINGS PER ORDINARY SHARE
	2005	2005	2005	2004	2004	2004
	Earnings	Weighted	Per share	Earnings	Weighted	Per share
		average	amount		average	amount
		number of	(cents)		number of	(cents)
		shares			shares
	US$m	(millions)		US$m	(millions)

Basic earnings per share attributable
to ordinary shareholders of Rio Tinto	5,215	1,364.1	382.3	3,297	1,379.2	239.1

Effect of dilutive securities (share options)	–	4.4	–	–	2.2	–

Diluted earnings per share
attributable to ordinary shareholders of Rio Tinto	5,215	1,368.5	381.1	3,297	1,381.4	238.7

Underlying earnings per share attributable
to ordinary shareholders
– Basic	4,955	1,364.1	363.2	2,272	1,379.2	164.8
– Diluted	4,955	1,368.5	362.1	2,272	1,381.4	164.5

(a)	Underlying earnings per share are calculated from underlying earnings, detailed information on which is given in Note 2.
(b)	The daily average number of ordinary shares in issue used to calculate the weighted average number of shares for both basic and diluted earnings per share exclude the Rio Tinto Limited shares held by Rio Tinto plc and Rio Tinto plc shares held as treasury shares.

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2005	NOTES TO THE 2005 FINANCIAL STATEMENTS

Notes to the 2005 financial statements continued

11	DIVIDENDS
	2005	2004
	US$m	US$m

Rio Tinto plc Ordinary previous year Final dividend payable	481	363
Rio Tinto plc Ordinary Interim dividend payable	412	341
Rio Tinto Limited Ordinary previous year Final dividend payable (b)	140	106
Rio Tinto Limited Ordinary Interim dividend payable (b)	110	100

Dividends payable during the year	1,143	910

	2005	2004
	Number	Number
	of shares	of shares
	(millions)	(millions)

Rio Tinto plc previous year Final	1,068.0	1,066.7
Rio Tinto plc Interim	1,069.3	1,067.5
Rio Tinto Limited previous year Final – fully franked at 30% (b)	311.9	311.6
Rio Tinto Limited Interim – fully franked at 30% (b)	285.4	311.7

(a)	The dividends payable in 2005 are based on the following US cents per share amounts: 2004 final – 45.0 cents , 2005 interim – 38.5 cents (2004 dividends payable: 2003 final – 34.0 cents, 2004 interim – 32.0 cents)
(b)	The number of shares on which the Rio Tinto Limited dividends are based excludes those shares held by Rio Tinto plc, in order that the dividends shown represent those paid to public shareholders. The number of shares on which Rio Tinto plc dividends are based exclude those held as treasury shares.
(c)	In addition, the directors of Rio Tinto declared a final dividend of 41.5 cents per share and a special dividend of 110.0 cents per share on 31 January 2006. These are expected to result in payments estimated at US$2.0 billion (Rio Tinto plc: US$1.6 billion, Rio Tinto Limited US$0.4 billion). The dividends will be paid on
6 April 2006 to Rio Tinto plc shareholders on the register of members at the close of business on 24 February 2006 and to Rio Tinto Limited shareholders on the register at the close of business on 28 February 2006.
(d)	The proposed Rio Tinto Limited dividends will be franked out of existing franking credits or out of franking credits arising from the payment of income tax during 2006.
(e)	The approximate amount of the Rio Tinto Limited consolidated tax group's retained profits and reserves that could be distributed as dividends and franked out of the existing franking credits, which arose from net payments of income tax in respect of periods up to 31 December 2005 (after deducting franking credits on the declared final and special dividends), is US$2,131 million.

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NOTES TO THE 2005 FINANCIAL STATEMENTS	2005

12	GOODWILL
	2005	2004
	US$m	US$m

Cost
At 1 January	1,075	1,045
Adjustment on currency translation	(46)	30
Additions	5	–

At 31 December	1,034	1,075

Accumulated impairment
At 1 January	–	–
Impairment charge	(14)	–

At 31 December	(14)	–

Net balance sheet amount	1,020	1,075

Impairment Tests for Goodwill
Goodwill is reviewed annually for impairment. The amounts disclosed above as at 31 December 2005 include Australian Iron Ore’s carrying amount of goodwill of US$366 million, the Argyle Diamonds balance of US$218 million and goodwill of US$236 million relating to Kennecott Energy. Australian Iron Ore comprises the business units located in the Pilbara region of Western Australia that mine iron ore, namely Robe River and Hamersley Iron.
     The recoverable amounts of the goodwill relating to Australian Iron Ore, Argyle Diamonds, and Kennecott Energy have been assessed based on value in use calculations. The valuations are based on cash flow projections that incorporate best estimates of selling prices, ore grades, production rates, future capital expenditure and production costs over the life of each mine. In line with normal practice in the mining industry, the cash flow projections are based on long term mine plans covering the currently expected life of each operation. The projections therefore generally cover periods well in excess of five years.
    The valuations are particularly sensitive to changes in the assumptions about selling prices, exchange rates and discount rates.
     The future selling prices for iron ore and coal have been estimated in line with the policy in note 1(i). The long term average selling prices of iron ore and coal were forecast from analysis of the costs of the producers in each industry sector, except that certain customers receive coal under fixed price contracts, in which case the contracted prices are used. Forecast diamond prices are based on current market prices with modifications based on specific understandings with major customers.
     Exchange rate assumptions were based on the spot rates as of the time of the annual goodwill impairment review. The exchange rate of most significance to these impairment reviews was the Australian dollar exchange rate, for which a rate of US$0.73 was used.
     Discount rates represent an estimate of the rate the market would expect having regard to the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted. The Group’s weighted average cost of capital is used as a start point for determining the discount rate with appropriate adjustments for the risk profile of the individual cash generating unit. Australian Iron Ore, Argyle Diamonds and Kennecott Energy have all been valued using a pre-tax discount rate which is equivalent to a post tax discount rate of 5.5 per cent. The valuation for Argyle Diamonds is also particularly sensitive to the capital and operating cost assumptions associated with the recently announced block cave underground project and related open pit cutback. These assumptions are based on the best estimates of costs available at the time of approval of these projects.

Impact of Reasonably Possible Changes in Key Assumptions
Australian Iron Ore and Kennecott Energy
It does not appear that any reasonably possible changes in the key assumptions on which Australian Iron Ore or Kennecott Energy’s recoverable amounts are based would cause their respective values to fall short of their carrying amounts at 31 December 2005.

Argyle
Argyle’s recoverable amount exceeds its carrying value amount by approximately US$100 million. If any of the following changes were assumed, Argyle’s recoverable amount would equal its carrying amount:
–	An increase of three percentage points in the discount rate;
–	A strengthening of the Australian dollar exchange rate to US$0.76 from US$0.73;
–	The use of a diamond price that was five per cent lower than current market prices in real terms throughout the life of the operation rather than the current assumption; and
–	An increase of 19 per cent in capital costs or ten per cent in operating costs related to the underground development and open pit extension, from the current assumptions.

Other
Under IAS 36, goodwill is no longer amortised but reviewed annually for impairment. The Groups’ business relates to the mining and processing of finite resources and it is therefore likely that impairments of certain elements of the goodwill may occur at some stage in the future as resources are depleted.

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2005	NOTES TO THE 2005 FINANCIAL STATEMENTS

Notes to the 2005 financial statements continued

13	INTANGIBLE ASSETS
	Exploration	Internally	Other	Total
	and	generated	intangible
Year ended 31 December 2005	evaluation (a)	assets (b)	assets	US$m

Cost
At 1 January 2005	957	21	284	1,262
Adjustment on currency translation	(29)	–	(8)	(37)
Expenditure during year	288	–	2	9317
Charged against profit for the year	(58)	–	–	(58)
Disposals, transfers and other movements	(44)	–	1	(43)

At 31 December 2005	1,114	21	306	1,441

Accumulated provision/amortisation
At 1 January 2005	(866)	(7)	(200)	(1,073)
Adjustment on currency translation	24	1	3	28
Amortisation for the year	–	(4)	(15)	(19)
Impairment provision for year	(192)	–	–	(192)
Reversal of impairment	19	–	–	19
Disposals, transfers and other movements	14	–	2	16

At 31 December 2005	(1,001)	(10)	(210)	(1,221)

Net book value at 31 December 2005	113	11	96	220

	Exploration	Internally	Other	Total
	and	generated	intangible
Year ended 31 December 2004	evaluation (a)	assets (b)	assets	US$m

Cost
At 1 January 2004	835	18	275	1,128
Adjustment on currency translation	23	3	7	33
Expenditure during year	193	–	1	203
Charged against profit for the year	(51)	–	–	(51)
Disposals, transfers and other movements	(43)	–	(8)	(51)

At 31 December 2004	957	21	284	1,262

Accumulated provision/amortisation
At 1 January 2004	(765)	(3)	(92)	(860)
Adjustment on currency translation	(20)	–	(3)	(23)
Amortisation for the year	–	(4)	(15)	(19)
Impairment provision for the year	(139)	–	(98)	(237)
Disposals, transfers and other movements	58	–	8	66

At 31 December 2004	(866)	(7)	(200)	(1,073)

Net book value at 31 December 2004	91	14	84	189

(a)	The total of US$250 million (2004: US$190 million) charged against profit in respect of exploration and evaluation includes US$58 million (2004: US$51 million) written off as incurred and an increase in the impairment provision, against amounts capitalised, of US$192 million (2004: US$139 million).	Exploration and evaluation: useful life not determined until transfer to property, plant & equipment
Internally generated assets: 2 to 5 years
Acquired computer software: 2 to 5 years
Other intangible assets: 2 to 20 years
(b)	Intangible assets include software development costs.	(d)	There are no intangible assets either pledged as security or held under restriction of title.
(c)	All of the net book value is related to intangible assets with finite lives. The following useful lives have been determined for the classes of intangible assets

112	Rio Tinto 2005 Annual report and financial statements

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2005	NOTES TO THE 2005 FINANCIAL STATEMENTS

14   PROPERTY, PLANT AND EQUIPMENT

Year ended 31 December 2005	Mining	Land	Plant	Capital	Total
	properties	and	and	works in
	and leases	buildings	equipment	progress	US$m

Cost
At 1 January 2005	7,285	3,809	18,605	1,760	31,459
Adjustment on currency translation	(330)	(100)	(589)	(47)	(1,066)
Capitalisation of additional closure costs and other provisions (Note 28)	346	–	–	–	346
Interest capitalised (a)	2	–	7	19	28
Other additions	206	60	577	1,650	2,493
Disposals	(22)	(15)	(493)	–	(530)
Transfers and other movements (b)	199	70	1,275	(1,544)	–

At 31 December 2005	7,686	3,824	19,382	1,838	32,730

Accumulated depreciation (including impairment)
At 1 January 2005	(2,090)	(1,761)	(10,751)	(136)	(14,738)
Adjustment on currency translation	124	57	283	(5)	459
Depreciation for the year	(406)	(109)	(800)	–	(1,315)
Impairment charges	–	(2)	–	–	(2)
Disposals	22	8	454	–	484
Transfers and other movements (b)	(112)	2	110	2	2

At 31 December 2005	(2,462)	(1,805)	(10,704)	(139)	(15,110)

Net balance sheet amount at 31 December 2005	5,224	2,019	8,678	1,699	17,620

Fixed assets held under finance leases (c)	–	16	140	–	156
Other fixed assets pledged as security (d)	44	–	460	–	504

Rio Tinto 2005 Annual report and financial statements	113

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NOTES TO THE 2005 FINANCIAL STATEMENTS	2005

Notes to the 2005 financial statements continued

 14   PROPERTY, PLANT AND EQUIPMENT CONTINUED

	Mining	Land	Plant	Capital	Total
	properties	and	and	works in
Year ended 31 December 2004	and leases	buildings	equipment	progress	US$m

Cost
At 1 January 2004	6,610	3,554	16,272	1,883	28,319
Adjustment on currency translation	242	96	722	49	1,109
Capitalisation of additional closure costs and other provisions (Note 28)	268	–	–	–	268
Interest capitalised (a)	4	–	24	7	35
Other additions	225	60	526	1,662	2,473
Disposals	(16)	(15)	(196)	(2)	(229)
Subsidiaries sold	(190)	(13)	(303)	(10)	(516)
Transfers and other movements (b)	142	127	1,560	(1,829)	–

At 31 December 2004	7,285	3,809	18,605	1,760	31,459

Accumulated depreciation (including impairment)
At 1 January 2004	(1,780)	(1,556)	(9,483)	(134)	(12,953)
Adjustment on currency translation	(74)	(45)	(406)	–	(525)
Depreciation for the year	(294)	(126)	(732)	–	(1,152)
Impairment charges	(25)	(25)	(400)	–	(450)
Disposals	12	9	151	1	173
Subsidiaries sold	47	–	135	–	182
Transfers and other movements (b)	24	(18)	(16)	(3)	(13)

At 31 December 2004	(2,090)	(1,761)	(10,751)	(136)	(14,738)

Net balance sheet amount at 31 December 2004	5,195	2,048	7,854	1,624	16,721

Fixed assets held under finance leases (c)	–	1 6	128	–	144
Other fixed assets pledged as security (d)	2	1	0	348	363

(a)	Interest is capitalised at a rate based on the Group’s cost of borrowing or at the rate on project specific debt where applicable. Tax credits related to the amount capitalised are deferred and released to the income statement as a reduction in the tax charge, in accordance with the depreciation charged on the related assets.
(b)	‘Transfers and other movements’ includes reclassifications between categories.
(c)	The finance leases under which these assets are held are disclosed in Note 24.
(d)	Excludes assets held under finance leases.
(e)	At 31 December 2005 the net balance sheet amount for land and buildings includes freehold US$1,889 million; long leasehold US$128 million; and short leasehold US$2 million.
(f)	Accumulated depreciation on ‘Capital works in progress’ at 1 January 2004 relates to an impairment charge made in 2002.
(g)	At 31 December 2005, net tangible assets per share amounted to US$10.12 (2004: US$7.69).

	2005	2005	2005	2004	2004	2004
	Subsidiaries	Share of	Total	Subsidiaries	Share of	Total
		equity			equity
		accounted			accounted
		operations			operations
	US$m	US$m	US$m	US$m	US$m	US$m

Deferred stripping carrying values
At 1 January	637	145	782	500	131	631
Adjustment on currency translation	(7)	–	(7)	11	–	1
Net deferral of stripping costs during year	92	1	93	131	14	145
Other	(23)	–	(23)	(5)	–	(5)

At 31 December	699	146	845	637	145	782

(h)	Subsidiary deferred stripping costs are included in 'Mining properties and leases’. Rio Tinto’s shares of deferred stripping costs of equity accounted operations are included in the net assets of jointly controlled entities and associates disclosed in Note 15.
(i)	Details of stripping ratios used in accounting for the above balances are set out on page 38.

114	Rio Tinto 2005 Annual report and financial statements

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2005	NOTES TO THE 2005 FINANCIAL STATEMENTS

15   JOINTLY CONTROLLED ENTITIES AND ASSOCIATES

	Investments	Investments	2005	2004
	in jointly	in	Total	Total
	controlled	associates
	entities		US$m	US$m

At 1 January	1,771	245	2,016	1,989
Adjustment for adoption of IAS 39	(4)	(24)	(28)	–

At 1 January as restated	1,767	221	1,988	1,989
Adjustment on currency translation	(65)	(5)	(70)	51
Group’s share of earnings net of distributions	347	15	362	194
Additions (excluding acquisitions)	–	2	2	3
Amounts offset against trade and other payables (a)	(392)	–	(392)	–
Disposals	–	(92)	(92)	(210)
Transfers and other movements	30	1	31	(11)

At 31 December	1,687	142	1,829	2,016

	Loans to	Loans to	2005	2004
	jointly	associates	Total	Total
	controlled
	entities		US$m	US$m

At 1 January	176	–	176	183
Adjustment on currency translation	(2)	–	(2)	2
Advances	3	–	3	–
Repayments of advances	(20)	–	(20)	(9)
Transfers and other movements	2	–	2	–

At 31 December	159	–	159	176

Loans to jointly controlled entities and associates
Non-current	159	–	159	130
Current	–	–	–	46

	159	–	159	176

(a)	During the year, US$392 million of quasi-equity was replaced with an advance that was offset against accounts payable to the jointly controlled entity.

	Jointly	Associates	Jointly	Associates
	controlled		controlled
	entities		entities
	2005	2005	2004	2004
	US$m	US$m	US$m	US$m

Rio Tinto’s share of assets
Non current assets	2,866	382	2,865	506
Current assets	827	102	1,119	51

	3,693	484	3,984	557

Rio Tinto’s share of liabilities
Current liabilities	(551)	(155)	(515)	(56)
Non-current liabilities and provisions	(1,455)	(187)	(1,698)	(256)

	(2,006)	(342)	(2,213)	(312)

Rio Tinto’s share of net assets	1,687	142	1,771	245

(a)	The Group’s investment in jointly controlled entities and associates includes, where appropriate, goodwill on acquisition less accumulated impairment.
(b)	Further details of investments in jointly controlled entities and associates are set out in notes 39 and 40.
(c)	Of the US$1,455 million of jointly controlled entities’ liabilities due after more than one year, US$453 million relates to long term debt, which matures as follows: US$63 million between one to two years; US$164 million between two to three years; US$45 million between three to four years; US$55 million between four to five years and US$126 million after five years.
(d)	Of the US$187 million of associates’ liabilities due after more than one year, US$119 million relates to long term debt, which matures as follows: US$40 million between one to two years; US$40 million between two to three years and US$39 million between three to four years.
(e)	At 31 December 2005, there are no jointly controlled entities or associates for which there are published price quotations, (2004: fair value US$168 million for such jointly controlled entities and associates compared to a carrying value of US$116 million).

Rio Tinto 2005 Annual report and financial statements	115

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2005	NOTES TO THE 2005 FINANCIAL STATEMENTS

Notes to the 2005 financial statements continued

16   NET DEBT OF JOINTLY CONTROLLED ENTITIES AND ASSOCIATES

	Rio Tinto	Rio Tinto	Rio Tinto	Rio Tinto
	percentage	share of	percentage	share of
		net debt		net debt
	2005	2005	2004	2004
	%	US$m	%	US$m

Jointly controlled entities
Minera Escondida Limitada	30.0	260	30.0	324
Boyne Island	59.4	(10)	59.4	18
Queensland Aluminium Smelter (QAL)	38.6	106	38.6	116

Associates
Tisand (Pty) Limited	49.0	119	49.0	137
Port Waratah Coal Services	27.6	91	27.6	106
Other jointly controlled entities and associates		(30)		(24)

		536		677

(a)	In accordance with IAS 28 and IAS 31, the Group includes its net investment in jointly controlled entities and associates in its consolidated balance sheet. This investment is shown net of the Group's share of the net debt of jointly controlled entities and associates which is set out above.
(b)	Some of the debt of jointly controlled entities and associates is subject to financial and general covenants

17   INVENTORIES

	2005	2004
	US$m	US$m

Raw materials and purchased components	277	302
Consumable stores	428	344
Work in progress	553	498
Finished goods and goods for resale	931	876

	2,189	2,020

Comprising:
Expected to be used within one year	2,048	1,952
Expected to be used after more than one year	141	68

	2,189	2,020

(a)	No inventories were pledged as security for liabilities at 31 December 2005 (2004: nil).
(b)	The increase in inventories during 2005 reported in the cash flow statement, was US$249 million (2004: US$217 million), which excludes the effects of subsidiaries sold and changes in exchange rates on translation into US dollars.

18   TRADE AND OTHER RECEIVABLES

	Non-current	Current	Non-current	Current
	2005	2005	2004	2004
	US$m	US$m	US$m	US$m

Trade debtors	4	1,730	2	1,328
Amounts due from jointly controlled entities	–	84	52	69
Amounts due from associates	1	11	–	2
Other debtors	21	546	43	345
Pension surpluses (Note 49)	167	33	41	38
Prepayment of tolling charges to jointly controlled entities (a)	434	–	611	–
Other prepayments and accrued income	79	108	30	75
Provision for doubtful debts	(3)	(24)	(9)	(25)

	703	2,488	770	1,832

(a)	Comalco has made certain prepayments to jointly controlled entities for toll processing of bauxite and alumina. These prepayments will be charged to Group operating costs as processing takes place.
(b)	There is no material element of trade and other receivables that is interest bearing.

116	Rio Tinto 2005 Annual report and financial statements

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NOTES TO THE 2005 FINANCIAL STATEMENTS	2005

19   DEFERRED TAXATION

	2005	2004
	US$m	US$m

At 1 January	2,083	2,067
Adjustment for adoption of IAS 39	24	–

At 1 January as restated	2,107	2,067
Adjustment on currency translation	(69)	80
Charged/(credited) to the income statement	101	(60)
Credited to SORIE (a)	(60)	22
Other movements (b)	63	(26)

At 31 December	2,142	2,083

Comprising:
– deferred tax liabilities (c)	2,197	2,135
– deferred tax (assets) (c)	(55)	(52)

Deferred tax balances for which there is a right of offset within the same jurisdiction are presented net on the face of the balance sheet as permitted by IAS12. The closing deferred tax liabilities and assets, prior to this offsetting of balances, are shown below.

	UK	Australian	Other	2005	2004
	tax	tax	countries’	Total	Total
			tax	US$m	US$m

Deferred tax liabilities
Accelerated capital allowances	4	1,363	729	2,096	2,010
Post retirement benefits	46	–	2	48	8
Unremitted earnings	–	–	219	219	160
Other temporary differences	2	322	64	388	386

	52	1,685	1,014	2,751	2,564

Deferred tax assets
Capital allowances	–	(13)	(38)	(51)	(87)
Provisions	(37)	(192)	(59)	(288)	(171)
Post retirement benefits	(12)	(3)	(103)	(118)	(87)
Tax losses	(33)	–	(17)	(50)	(50)
Other temporary differences	–	(80)	(22)	(102)	(86)

	(82)	(288)	(239)	(609)	(481)

Charged/(credited) to the income statement
Accelerated capital allowances	–	112	79	191	(45)
Provisions	(4)	(67)	(7)	(78)	24
Post retirement benefits	2	2	(1)	3	(27)
Tax losses	(20)	–	20	–	14
Tax on unremitted earnings	–	–	(1)	(1)	7
Other temporary differences	–	(17)	3	(14)	(33)

	(22)	30	93	101	(60)

(a)	The amounts credited directly to the SORIE relate to the provisions for tax on exchange differences on intra-group loans qualifying for reporting as part of the net investment in subsidiaries, and on actuarial gains and losses on pension schemes and post retirement healthcare plans.
(b)	‘Other movements’ include deferred tax recognised by subsidiary holding companies that is presented in these accounts as part of the tax charge on the profits of the jointly controlled entities and associates to which it relates.
(c)	The deferred tax liability of US$2,197 million includes US$1,678 million due in more than one year. The deferred tax asset of US$55 million includes US$18 million receivable in more than one year.
(d)	US$1,399 million (2004: US$1,295 million) of potential deferred tax assets have not been recognised as an asset in these accounts. There is no time limit for the recovery of these potential assets. This includes US$795 million (2004: US$647 million) of tax recoverable in respect of capital losses, recovery of which depends on realisation of capital gains in future years. The total also includes US$567 million (2004: US$604 million) of United States Alternative
Minimum Tax credits and other potential US deferred tax assets for which recovery is dependent on the level of taxable profits in the US tax group. The determination that these amounts should not be recognised as assets at 31 December 2005 was based on projections of future taxable profits for the operations that form part of Rio Tinto's US tax group. It is possible that recoveries may occur depending on future commodity prices, costs, financing arrangements and business developments over the next 20 years or more. However, such recoveries are not considered probable. The remaining US$37 million (2004: US$44 million) mainly relates to UK and Brazilian income tax losses.
(e)	Deferred tax is not recognised on the unremitted earnings of overseas subsidiaries and jointly controlled entities where the Group is able to control the timing of the remittance and it is probable that there will be no remittance in the foreseeable future. If these earnings were remitted, tax of US$1,099 million (2004: US$1,167 million) would be payable.
(f)	There is a limited time period for the recovery of US$5 million (2004: US$6 million) of tax losses which have been recognised as deferred tax assets in the accounts.

Rio Tinto 2005 Annual report and financial statements	117

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2005	NOTES TO THE 2005 FINANCIAL STATEMENTS

20   DERIVATIVES RELATED TO NET DEBT

	2005	2004
	US$m	US$m

Reconciliation to balance sheet categories
Non current assets	254	494
Current assets	62	29
Current liabilities	(8)	–
Non current liabilities	(20)	–

Total fair value of derivatives related to net debt	288	523

(a)	Current assets and current liabilities include US$6 million and US$5 million respectively in respect of derivatives not qualifying for hedge accounting, which relate to debt maturing after more than one year.

	2005	2005	2005	2004	2004	2004
	Effective	Other	Total	Effective	Other	Total
	Hedges			Hedges
	US$m	US$m	US$m	US$m	US$m	US$m

Analysis by type
Currency exchange rate derivatives	229	56	285	377	146	523
Interest rate derivatives	7	(4)	3	–	–	–

Total fair value of derivatives related to net debt (Note 35)	236	52	288	377	146	523

21   OTHER FINANCIAL ASSETS

	Non-current	Current	Non-current	Current
	2005	2005	2004	2004
	US$m	US$m	US$m	US$m

Currency and commodity contracts: cash flow hedges	46	28	–	–
Derivatives and embedded derivatives not related to net debt: non hedge (a)	–	138	–	142
US Treasury bonds	19	90	31	76
Equity shares and quoted funds	42	30	57	–
Other investments, including loans	92	183	68	–

	199	469	156	218

(a)	Non hedge derivatives and embedded derivatives include amounts of US$95 million (2004: US$119 million) which fall due in more than one year.
(b)	Detailed information relating to the interest and maturity profile of other financial assets is given in Note 35.

22   CASH AND CASH EQUIVALENTS

	2005	2004
	US$m	US$m

Cash at bank and in hand	348	289
Short term bank deposits	2,031	103

	2,379	392

Bank overdrafts repayable on demand (unsecured)	(12)	(66)

Balance per Group cash flow statement	2,367	326

(a)	Cash and cash equivalents include US$50 million (2004: US$97 million) that has restrictions on its remittance.

118	Rio Tinto 2005 Annual report and financial statements

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NOTES TO THE 2005 FINANCIAL STATEMENTS	2005

23 BORROWINGS		Non-current	Current	Non-current	Current
		2005	2005	2004	2004
	Note	US$m	US$m	US$m	US$m

Borrowings at 31 December
Bank loans
Secured		99	68	234	45
Unsecured		63	80	106	–

		162	148	340	45

Other loans
Secured
Colowyo Coal Company L.P. Bonds (a)		147	5	152	4
Loans		233	2	25	8
Finance leases	24	93	19	112	21
Unsecured
Rio Tinto Finance (USA) Limited Bonds 5.75% 2006		–	502	500	–
Rio Tinto Finance (USA) Limited Bonds 2.625% 2008		581	–	600	–
Rio Tinto Finance (USA) Limited Bonds 7.125% 2013		100	–	100	–
European Medium Term Notes (b)		1,179	424	1,788	234
North Finance (Bermuda) Limited 7% 2005		–	–	–	200
Other unsecured loans		288	90	266	277

		2,621	1,042	3,543	744

Total borrowings		2,783	1,190	3,883	789

(a)	Colowyo bonds mature in 2011 (US$52 million) and 2016 (US$100 million), and are subject to interest rates of 9.56 per cent and 10.19 per cent respectively.
(b)	The Group has a US$3 billion European Medium Term Note programme for the issuance of debt, of which approximately US$1.6 billion was drawn down at 31 December 2005.
(c)	The majority of the fixed rate borrowings shown above are swapped to floating rates. Details of interest rate and currency swaps and of available standby credit are shown in Note 35.

24 CAPITALISED FINANCE LEASE	2005	2004
	US$m	US$m

Present value of minimum lease payments
Total minimum lease payments	118	140
Effect of discounting	(6)	(7)

	112	133

Maturity of capitalised finance leases
Due within one year	19	21
Between 1 year and 5 years	54	82
More than 5 years	39	30

	112	133

Rio Tinto 2005 Annual report and financial statements	119

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2005	NOTES TO THE 2005 FINANCIAL STATEMENTS

Notes to the 2005 financial statements continued

25 CONSOLIDATED NET DEBT	Cash and	Other	Borrowings	2005	2004
	cash	liquid		Net debt	Net debt
	equivalents	resources		US$m	US$m

Analysis of changes in consolidated net debt
At 1 January	326	14	(4,149)	(3,809)	(5,710)
Adjustment for adoption of IAS 39	–	–	(10)	(10)	–

Opening balance as restated	326	14	(4,159)	(3,819)	(5,710)
Adjustment on currency translation	(8)	(3)	107	96	(203)
Exchange gains recognised in the income statement	–	–	13	13	161
Losses on derivatives related to net debt	–	–	(85)	(85)	–
Exchange gains recognised in equity	–	–	–	–	5
Subsidiaries disposed of	–	–	–	–	12
Finance leases raised less repaid	–	–	22	22	20
Cash flows excluding exchange movements	2,049	(6)	417	2,460	1,906

Closing balance	2,367	5	(3,685)	(1,313)	(3,809)

Reconciliation to balance sheet categories
Non current	–	–	(2,783)	(2,783)	(3,883)
Current	2,379	5	(1,190)	1,194	(383)
Bank overdrafts repayable on demand	(12)	–	–	(12)	(66)
Derivatives related to net debt (b)	–	–	288	288	523

Balances per above	2,367	5	(3,685)	(1,313)	(3,809)

	2005	2004
	US$m	US$m

Exchange gains/(losses) on external net debt and intragroup loans
Exchange gains on external net debt	13	161
Exchange (losses)/gains on intragroup loans	(141)	43

(Charged)/credited to income statement	(128)	204

(a)	The cash flow movement on borrowings of US$417 million represents external loans of US$388 million (2004: US$206 million) raised, US$807 million (2004: US$2,041 million) repaid during the period and US$2 million (2004: nil) of cash flows from non hedge derivatives related to net debt.
(b)	Further information on derivatives related to net debt is given in Note 20.
(c)	Further information relating to the currency and interest rate exposures arising from net debt and related derivatives is given in Note 35 on Financial Instruments.

26 TRADE AND OTHER PAYABLES	Non-current	Current	Non-current	Current
	2005	2005	2004	2004
	US$m	US$m	US$m	US$m

Trade creditors	–	1,055	–	879
Amounts owed to jointly controlled entities (b)	–	147	562	24
Amounts owed to associates	–	52	–	15
Other creditors (a)	123	281	208	313
Employee entitlements	–	167	–	152
Royalties and mining taxes	–	218	–	166
Accruals and deferred income	106	268	130	202
Government grants deferred	40	2	10	2

	269	2,190	910	1,753

(a)	‘Other creditors’ include deferred consideration of US$179 million (2004: US$250 million) relating to certain assets acquired during 2002 and 2004. The deferred consideration is included at its net present value. The amortisation of the discount applied in establishing the net present value is treated as a finance cost. All other accounts payable and accruals are non-interest bearing.
(b)	During the year, quasi-equity of US$392 million in a jointly controlled entity was replaced with an advance which was offset against accounts payable to that jointly controlled entity.

120	Rio Tinto 2005 Annual report and financial statements

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NOTES TO THE 2005 FINANCIAL STATEMENTS	2005

27 OTHER FINANCIAL LIABILITIES	Non-current	Current	Non-current	Current
	2005	2005	2004	2004
	US$m	US$m	US$m	US$m

Forward currency contracts: cash flow hedges	93	57	–	–
Derivatives and embedded derivatives not related to net debt: non-hedge (a)	–	21	–	–

	93	78	–	–

(a)	Non-hedge derivatives and embedded derivatives include amounts of US$7 million (2004: nil) which fall due in more than one year.
(b)	Detailed information relating to other financial liabilities is given in note 35.

28 PROVISIONS	Pensions	Other	Close down	Other	2005	2004
	and post	employee	and		Total	Total
	retirement	entitlements	restoration/
	healthcare		environmental		US$m	US$m

At 1 January	1,069	244	2,434	205	3,952	3,494
Adjustment for adoption of IAS 39	–	–	–	(9)	(9)	–

At 1 January as restated	1,069	244	2,434	196	3,943	3,494
Adjustment on currency translation	11	(16)	(74)	(7)	(86)	97
Amounts capitalised	–	–	337	9	346	268
Charged to profit:
– new provisions	5	63	–	4	72	57
– increases to existing provisions	175	62	51	10	298	192
– unused amounts reversed	–	–	(91)	(2)	(93)	(57)
Amortisation of discount	–	–	110	1	111	87
Utilised in year:
– set up on acquisition of businesses	–	–	–	–	–	(4)
– other provisions	(209)	(23)	(74)	(30)	(336)	(216)
Actuarial (gains)/losses recognised in equity	(55)	–	–	–	(55)	102
Subsidiaries sold	–	–	–	–	–	(73)
Transfers and other movements	–	(2)	–	(12)	(14)	5

	996	328	2,693	169	4,186	3,952

Balance sheet analysis:
Current					321	193
Non-current					3,865	3,759

Total					4,186	3,952

(a)	The main assumptions used to determine the provision for pensions and post retirement healthcare and other information, the expected level of future funding payments in respect of those arrangements is also given in Note 49.
(b)	The provision for other employee entitlements includes a provision for long service leave of US$122 million, based on the relevant entitlements in certain Group operations.
(c)	The Group’s policy on close down and restoration costs is described in Note 1(k). Close down and restoration costs are a normal consequence of mining, and the majority of close down and restoration expenditure is incurred at the end of a mine’s life. Remaining lives of mines and infrastructure range from one to over 50 years with an average, weighted by closure provision, of around 16 years.
Although the ultimate cost to be incurred is uncertain, the Group’s businesses estimate their respective costs based on feasibility and engineering studies using current restoration standards and techniques. Provisions of US$2,693 million for close down and restoration costs and other environmental clean up obligations include estimates of the effect of future inflation and have been adjusted to reflect risk. These estimates have been discounted to their present value at approximately 5.5 per cent per annum, being an estimate of the risk free pre-tax cost of borrowing. Excluding the effects of future inflation, but before discounting, this provision is equivalent to some US$4.0 billion.
(d)	Some US$102 million of environmental clean up expenditure is expected to take place within the next five years. The remainder includes amounts for the operation and maintenance of remediation facilities in later years. The provision for environmental expenditure includes the issue described in (e) below.
(e)	In 1995, Kennecott Utah Copper (‘KUC’) agreed with the US Environmental Protection Agency (‘EPA’) and the State of Utah to complete certain source control projects and perform specific environmental studies regarding contamination of ground water in the vicinity of the Bingham Canyon mine. A remedial investigation and feasibility study on the South Zone ground water contamination, completed in March 1998, identified a range of alternative measures to address this issue. Additional studies were conducted to refine the workable alternatives. A remedial design document was completed in 2002. A joint proposal and related agreements with the State of Utah Natural Resource Damage Trustee, the State of Utah and the Jordan Valley Water Conservancy District were approved in 2004. KUC also anticipates entering into a formal agreement with the EPA in 2006, for the remedial action on the ground water, including the acidic portion of the contamination.
The provision has been reduced by US$84 million during 2005 following a reassessment of the expected cost of remediation and the expected timing of the expenditure to reflect recent experience. The ultimate cost of remediation remains uncertain, being dependent on the responsiveness of the contamination to pumping and acid neutralisation.
(f)	Other provisions deal with a variety of issues and include US$33 million relating to payments received from employees for accommodation at some sites which are refundable in certain circumstances.

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2005	NOTES TO THE 2005 FINANCIAL STATEMENTS

Notes to the 2005 financial statements continued

29 SHARE CAPITAL – RIO TINTO PLC	2005	2004	2005	2004
	Number (m)	Number (m)	US$m	US$m

Share capital account
At 1 January	1,068.02	1,066.67	172	172
Ordinary shares issued (a)	3.00	1.35	–	–

At 31 December	1,071.02	1,068.02	172	172

– shares repurchased and held in treasury (b)	2.60	–
– shares held by public	1,068.42	1,068.02

Issued and fully paid share capital
Special voting share of 10p (d)	1 only	1 only	–	–
DLC dividend share of 10p (d)	1 only	1 only	–	–
Ordinary shares of 10p each (equity) held by public	1,068.42	1,068.02	172	172
Ordinary shares of 10p each (equity) held in treasury (b)	2.60	–	–	–

Total issued share capital			172	172

Unissued share capital
Ordinary shares of 10p each	349.01	352.01	51	51
Equalisation share of 10p (d)	1 only	1 only	–	–

Total authorised share capital	1,420.03	1,420.03	223	223

(a)	3,000,155 Ordinary shares were issued during the year resulting from the exercise of options under Rio Tinto plc employee share option schemes at prices between 809p and 1,459p (2004: 1,346,874 shares at prices between 521p and 1,107p).
(b)	At the 2005 annual general meeting, the shareholders resolved to renew the general authority for the Company to buy back up to ten per cent of its Ordinary shares of 10p each for a further period of 18 months. Rio Tinto is seeking renewal of this approval at its annual general meeting in 2006. During the year to 31 December 2005, 2,600,000 shares were bought back and held in treasury (2004: nil) at an average buy back price of £22.47 per share. The total consideration paid was US$103 million.
(c)	The aggregate consideration received for shares issued during 2005 was US$66 million (2004: US$21 million).
(d)	The ‘Special Voting Share’ was issued to facilitate the joint voting by shareholders of Rio Tinto plc and Rio Tinto Limited on Joint Decisions, following the DLC merger. Directors have the ability to issue an equalisation share if that is required under the terms of the DLC Merger Sharing Agreement. The ‘DLC Dividend Share’ was issued to facilitate the efficient management of funds within the DLC structure.
(e)	Information relating to share options and other share based incentive schemes is given in Note 48 on share based payments.

30 SHARE CAPITAL – RIO TINTO LIMITED	2005	2004	2005	2004
	Number (m)	Number (m)	US$m	US$m

Share capital account
At 1 January	311.90	311.62	1,133	1,085
Adjustment on currency translation			(65)	43
Own shares purchased (a)	(27.29)	–	(83)	–
Share issues (b)	1.14	0.28	34	5

At 31 December	285.75	311.90	1,019	1,133

Share capital held by Rio Tinto plc	171.07	187.44

Total share capital (c)	456.82	499.34

(a)	In April 2005, shareholders authorised Rio Tinto Limited to buy back ordinary shares during the following 12 months whether on market or via off market buy back tenders, but only to the extent that such purchases would not exceed ten per cent of the minimum number of publicly held Rio Tinto Limited shares in issue during that 12 month period. Rio Tinto Limited is also authorised to buy back Rio Tinto Limited shares held by Tinto Holdings Australia Pty Limited (a wholly owned subsidiary of Rio Tinto plc). Rio Tinto Limited is seeking renewal of these approvals at its annual general meeting in 2006.
During the year to 31 December 2005, 27,294,139 shares were bought back via an off market buy back tender (2004: nil) at a buy-back price of A$36.70 per share. The total consideration paid was US$774 million. Rio Tinto Limited also bought back 16,367,000 of its shares held by the above subsidiary of Rio Tinto plc at the same buy back price per share.
(b)	The aggregate consideration received for shares issued during 2005 was US$34 million (2004: US$5 million).
(c)	Total share capital in issue at 31 December 2005 was 456.82 million plus one special voting share and one DLC dividend share (31 December 2004: 499.34 million plus one special voting share and one DLC dividend share). The ‘Special Voting Share’ was issued to facilitate the joint voting by shareholders of Rio Tinto Limited and Rio Tinto plc on Joint Decisions following the DLC merger. Directors have the ability to issue an equalisation share if that is required under the terms of the DLC Merger Sharing Agreement. The ‘DLC dividend share’ was issued to facilitate the efficient management of funds within the DLC structure.
(d)	1,138,006 (2004: 280,332) shares were issued during the year, of which 1,130,211 (2004: 223,617) resulted from the exercise of share options under various Rio Tinto Limited employee share option schemes at prices between A$20.37 and $39.87 (2004: A$20.14 and $27.86) and 7,795 (2004: 56,715) from the vesting of shares under the Rio Tinto Mining Companies Comparative Plan.
(e)	Information relating to share options and other share based incentive schemes is given in Note 48 on share based payments.

122	Rio Tinto 2005 Annual report and financial statements

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2005	NOTES TO THE 2005 FINANCIAL STATEMENTS

31 SHARE PREMIUM, RESERVES AND CHANGES IN EQUITY	Attributable	Outside	Year to 31	Year to 31
	to	Interests	December	December
	shareholders		2005	2004
	of Rio Tinto		Total	Total
Summary statement of changes in equity	US$m	US$m	US$m	US$m

Opening balance	11,877	714	12,591	10,023
Adjustment for adoption of IAS 39 (net of tax) to:
– retained earnings	(9)	(2)	(11)	–
– other reserves	99	21	120	–

Opening balance as restated	11,967	733	12,700	10,023
Total recognised income for the year	4,877	219	5,096	3,499
Employee share options charged to the income statement	24	–	24	29
Dividends (note 11) (a)	(1,143)	(169)	(1,312)	(966)
Subsidiaries disposed of (a)	–	4	4	(27)
Own shares purchased from Rio Tinto shareholders	(877)	–	(877)	–
Ordinary shares issued (a)	100	4	104	33

Closing balance	14,948	791	15,739	12,591

(a)	The opening and closing balances for the year to 31 December 2004 include amounts attributable to outside interests of US$823 million and US$714 million respectively. The statement of changes in equity for 2004 includes the following items attributable to outside interests: total recognised expense for the year of
US$33 million, reductions relating to subsidiaries disposed of US$27 million, dividends paid of US$56 million, and shares issued of US$(7) million, giving an aggregate movement in the year of US$(109) million.

	2005	2004
	Total	Total
	US$m	US$m

Share premium account
At 1 January	1,822	1,801
Premium on issues of ordinary shares	66	21

At 31 December	1,888	1,822

Parent and subsidiary companies’ retained earnings
At 1 January	8,023	5,915
Adjustment for adoption of IAS 39 (net of tax)	(5)	–
Profit for the year	4,853	3,103
Actuarial gains/(losses)	179	(180)
Employee share options charged to income statement	13	17
Dividends	(1,143)	(910)
Own shares purchased from Rio Tinto shareholders	(794)	–
Tax recognised directly in SORIE	35	50
Transfers and other movements (b)	7	28

At 31 December	11,168	8,023

Jointly controlled entities’ retained earnings
At 1 January	331	175
Adjustment for adoption of IAS 39 (net of tax)	(4)	–
Retained profit for the year	347	148
Transfers and other movements (b)	29	8

At 31 December	703	331

Associates’ retained earnings
At 1 January	43	33
Retained profit for the year	15	46
Transfers and other movements (b)	(36)	(36)

At 31 December	22	43

Consolidated retained earnings per balance sheet	11,893	8,397

(b)	‘Transfers and other movements’ in 2005 include amounts relating to disposal of an associate ‘Transfers and other movements’ in 2004 included amounts relating to the disposal of a subsidiary, jointly controlled entity and associate.

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2005	NOTES TO THE 2005 FINANCIAL STATEMENTS

Notes to the 2005 financial statements continued

31 SHARE PREMIUM, RESERVES AND CHANGES IN EQUITY CONTINUED	2005	2004
	Total	Total
	US$m	US$m

Subsidiaries’ hedging reserves (c)
At 1 January	–	–
Adjustment for adoption of IAS 39 (net of tax)	53	–
Cash flow hedge fair value losses	(122)	–
Cash flow hedge gains transferred to the income statement	(18)	–
Tax on the above	10	–

At 31 December	(77)	–

Subsidiaries’ available for sale revaluation reserves (d)
At 1 January	–	–
Adjustment for adoption of IAS 39 (net of tax)	70	–
Gains on available for sale securities	32	–
Gains on available for sale securities transferred to the income statement	(88)	–
Tax on the above	6	–

At 31 December	20	–

Parent and subsidiaries’ other reserves (e)
At 1 January	31	19
Employee share options: value of services	11	12

At 31 December	42	31

Associates’ hedging reserves (c)
At 1 January	–	–
Adjustment for adoption of IAS 39 (net of tax)	(24)	–
Cash flow hedge fair value gains	6
Cash flow hedge losses transferred to the income statement	18	–

At 31 December	–	–

Foreign currency translation reserve (including Group share of jointly controlled entities and associates) (g)
At 1 January	322	–
Currency translation adjustments	(411)	266
Exchange gains	75	56
Tax on exchange adjustments	5	–

At 31 December	(9)	322

Total other reserves per balance sheet	(24)	353

(c)	The hedging reserve records gains or losses on cash flow hedges that are recognised initially in equity, as described in Note 1(p).
(d)	The available for sale revaluation reserves record fair value gains or losses relating to available for sale securities, as described in Note 1(p).
(e)	Parent and subsidiaries’ other reserves record the cumulative amount recognised in respect of options issued but not exercised to acquire shares in Rio Tinto Limited. Unexercised options to acquire shares in Rio Tinto plc are recorded in retained earnings.
(f)	Subsidiaries’ reserves include the Group’s share of the reserves arising from jointly controlled assets.
(g)	Exchange differences arising on the translation of the Group’s net investment in foreign controlled entities are taken to the foreign currency translation reserve, as described in Note 1(d). Amounts are recognised in the income statement when the investment is disposed of.

124	Rio Tinto 2005 Annual report and financial statements

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NOTES TO THE 2005 FINANCIAL STATEMENTS	2005

32 PRIMARY SEGMENTAL ANALYSIS (BY PRODUCT GROUP)	2005	2004	2005	2004
	%	%	US$m	US$m

Turnover
Iron ore	28.9	23.2	5,497	3,009
Energy	19.4	21.8	3,693	2,826
Industrial minerals	12.5	15.8	2,374	2,052
Aluminium	14.4	18.2	2,744	2,356
Copper	18.0	13.6	3,433	1,756
Diamonds	5.7	5.7	1,076	744
Other	1.1	1.7	216	211

Consolidated turnover	100.0	100.0	19,033	12,954

Share of jointly controlled entities and associates			1,709	1,576

Gross turnover			20,742	14,530

Consolidated profit before finance items and taxation
Iron ore (c)	41.5	26.7	2,872	887
Energy (d)	15.4	13.7	1,067	455
Industrial minerals (c),(d)	5.2	10.9	362	362
Aluminium (c)	7.3	15.6	502	520
Copper (c),(d),(e)	28.2	31.2	1,954	1,037
Diamonds	6.6	9.3	459	311
Other (c)	(1.5)	(3.9)	(101)	(131)
Exploration and evaluation (c)	(2.7)	(3.5)	(193)	(114)

Operating profit (segment result)	100.0	100.0	6,922	3,327

Share of profit after tax of jointly controlled entities and associates
Copper			660	495
Other			116	28

Profit before finance items and taxation			7,698	3,850

Depreciation and amortisation (excluding share of jointly controlled entities and associates)
Iron ore	23.6	16.8	315	289
Energy (d)	20.9	24.6	279	423
Industrial minerals	11.9	9.4	159	162
Aluminium	9.1	4.9	121	85
Copper (d)	18.8	35.1	251	603
Diamonds	12.2	6.3	163	108
Exploration and evaluation	0.2	0.1	3	2
Other	3.3	2.8	43	47

Product group total	100.0	100.0	1,334	1,719

(a)	The product groups shown above reflect the Group’s management structure and are the Group’s primary segments in accordance with IAS14. The analysis deals with the turnover, profit before finance costs and taxation, and depreciation and impairment charges for subsidiary companies and proportionally consolidated jointly controlled assets. The amounts presented for each product group exclude jointly controlled entities and associates, and include the amounts attributable to outside equity shareholders. The classification is consistent with the financial information by business unit data included on pages 168 and 169. However, that information includes the results of jointly controlled entities and associates and presents different financial measures. This product group analysis has regard to the primary product of each business unit, but there are exceptions. For example, the Copper group includes certain gold operations. The classification differs, therefore, from the Commodity analysis which is included in Note 34, in which the contributions of individual business units are attributed to several products as appropriate.
(b)	As detailed below, the analysis of profit before finance costs and taxation includes the profit on disposal of interests in businesses (including investments) and impairment (reversals)/charges, which are excluded from underlying earnings.
(c)	Disposals of business (including investments): gains of US$193 million are included in ‘Other’ (2004: US$106 million), US$30 million are included in the Copper group (2004: US$976 million), US$85 million in the Iron Ore product group (2004: nil), US$11 million in the Aluminium product group (2004: US$4 million) and US$3 million in Exploration and evaluation (2004: US$30 million). For the year ended 31 December 2004, gains of US$64 million were included in the Energy product group.
(d)	For the year ended 31 December 2005, impairment charges of US$13 million were reported in the operating profit of the Energy product group (2004: US$160 million, of which US$150 million took the form of depreciation and amortisation), and impairment reversals of US$16 million in that of the Industrial minerals product group (2004: nil). In 2004, impairment charges of US$398 million, were included in the operating profit of the Copper product group.
(e)	For the year ended 31 December 2005, the operating profit of the Copper group includes the benefit of an exceptional reduction in environmental provisions of US$84 million (2004: nil).

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2005	NOTES TO THE 2005 FINANCIAL STATEMENTS

Notes to the 2005 financial statements continued

32 PRIMARY SEGMENTAL ANALYSIS (BY PRODUCT GROUP) CONTINUED	2005	2004	2005	2004
	%	%	US$m	US$m

Segment assets (subsidiaries and jointly controlled assets)
Iron ore	29.5	27.6	7,228	6,277
Energy	18.5	18.4	4,542	4,178
Industrial minerals	13.1	13.4	3,216	3,048
Aluminium	13.6	15.8	3,341	3,590
Copper	14.7	14.9	3,597	3,397
Diamonds	7.0	7.4	1,703	1,690
Exploration and evaluation	0.1	0.1	28	22
Other	3.5	2.4	841	558

Product group total	100.0	100.0	24,496	22,760

Jointly controlled entities and associates (a)
Copper	53.5	35.1	1,063	769
Aluminium	42.7	56.1	849	1,230
Other	3.8	8.8	76	193

Total	100.0	100.0	1,988	2,192

Unallocated assets
Deferred tax assets			55	52
Current tax recoverable			152	154
Pension surpluses			200	79
Derivative assets			528	665
Cash and liquid resources			2,384	406

Total assets			29,803	26,308

– non-current assets			22,322	21,796
– current assets			7,481	4,512

(a)	The analysis of the Group’s investment in jointly controlled entities and associates includes current and non current loans to jointly controlled entities, which are shown separately on the face of the balance sheet.

	2005	2004	2005	2004
	%	%	US$m	US$m

Segment liabilities (subsidiaries and jointly controlled assets)
Iron ore	20.0	16.4	(1,130)	(912)
Energy	25.9	23.2	(1,463)	(1,284)
Industrial minerals	9.6	8.3	(544)	(459)
Aluminium	10.9	19.5	(617)	(1,083)
Copper	21.4	20.0	(1,209)	(1,108)
Diamonds	4.4	4.5	(248)	(252)
Exploration and evaluation	0.8	0.3	(44)	(18)
Other products	7.0	7.8	(394)	(430)

Total	100.0	100.0	(5,649)	(5,546)

Unallocated liabilities
Borrowings and bank overdrafts			(3,985)	(4,738)
Current tax payable			(1,038)	(229)
Deferred tax liabilities			(2,197)	(2,135)
Derivative liabilities			(199)	–
Post retirement benefit liabilities			(996)	(1,069)

Total liabilities			(14,064)	(13,717)

– non current liabilities			(9,278)	(10,774)
– current liabilities			(4,786)	(2,943)

126	Rio Tinto 2005 Annual report and financial statements

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NOTES TO THE 2005 FINANCIAL STATEMENTS	2005

32 PRIMARY SEGMENTAL ANALYSIS (BY PRODUCT GROUP) CONTINUED	2005	2004	2005	2004
	%	%	US$m	US$m

Capital additions (a)
Iron ore	40.5	34.9	1,291	1,039
Energy	19.0	10.8	604	321
Industrial minerals	7.8	8.2	249	245
Aluminium	4.6	21.5	147	640
Copper	10.6	8.7	337	259
Diamonds	6.0	7.9	192	236
Exploration and evaluation	9.2	6.5	292	193
Other	2.3	1.5	72	46

Total capital additions	100.0	100.0	3,184	2,979

	Note

Analysis of capital additions
Property, plant and equipment cash expenditure	14		2,523	2,246
Property, plant and equipment expenditure – movement in payables	14		(94)	227
Capitalised closure costs and other provisions	14		346	268
Capitalised interest	14		28	35
Intangible assets cash expenditure	13		29	10
Exploration and evaluation cash expenditure	13		264	190
Exploration and evaluation expenditure accrued	13		23	–
Capitalised depreciation – exploration and evaluation	13		1	3
Finance leases raised	14		64	–

Capital additions per above			3,184	2,979

(a)	Capital additions represent the total cost incurred during the period to acquire the non current assets shown above, measured on an accruals basis, in accordance with IAS 14. These figures exclude capital additions of jointly controlled entities and associates.

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2005	NOTES TO THE 2005 FINANCIAL STATEMENTS

Notes to the 2005 financial statements continued

33	SECONDARY SEGMENTAL ANALYSIS (BY GEOGRAPHICAL SEGMENT)

By destination	2005	2004	2005	2004
	%	%	US$m	US$M

Gross turnover by destination (including share of jointly controlled entities and associates)
North America (a)	21.7	24.7	4,499	3,588
Europe	20.5	20.6	4,260	2,991
Japan	19.1	17.9	3,954	2,597
China	15.0	10.1	3,112	1,471
Other Asia	12.8	13.1	2,663	1,906
Australia and New Zealand	6.7	8.5	1,400	1,235
Other	4.2	5.1	854	742

Total	100.0	100.0	20,742	14,530

Consolidated turnover by destination (subsidiaries and jointly controlled assets)
North America (a)	22.3	25.6	4,235	3,314
Europe	20.8	20.1	3,968	2,607
Japan	19.0	17.9	3,620	2,319
China	15.4	10.7	2,932	1,389
Other Asia	12.4	12.9	2,366	1,676
Australia and New Zealand	7.0	9.0	1,336	1,170
Other	3.1	3.8	576	479

Total	100.0	100.0	19,033	12,954

(a)	The United States of America and Canada have been combined to form the ‘North America’ geographical segment, since the Group’s operations in these countries are exposed to similar economic and political conditions in both countries.

By location

	Segment assets		Capital additions
	2005	2004	2005	2004
	US$m	US$m	US$m	US$m

Assets and capital additions by location (excluding jointly controlled entities and associates)
North America	8,254	7,673	897	655
Australia and New Zealand	13,850	12,991	1,969	2,037
South America	126	84	103	60
Africa	1,014	962	85	75
Indonesia	679	618	73	64
Europe and other countries	773	511	57	88

	24,696	22,839	3,184	2,979
Investments in jointly controlled entities and associates (b)
North America	61	44
Australia and New Zealand	893	1,264
South America	1,000	714
Other countries	34	170

	1,988	2,192
Deferred tax assets	55	52
Current tax recoverable	152	154
Derivative assets	528	665
Cash and liquid current resources	2,384	406

Total assets	29,803	26,308

– non current assets	22,322	21,796
– current assets	7,481	4,512

(b)	This analysis of investments in jointly controlled entities and associates represents the Group’s share of net assets plus current and non current loans to jointly controlled entities, which are shown separately on the face of the balance sheet.

128	Rio Tinto 2005 Annual report and financial statements

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NOTES TO THE 2005 FINANCIAL STATEMENTS	2005

33	SECONDARY SEGMENTAL ANALYSIS (BY GEOGRAPHICAL SEGMENT) CONTINUED	2005	2004	2005	2004
		%	%	US$m	US$m

Gross turnover by country of origin (including share of jointly controlled entities and associates)
North America		30.8	31.5	6,397	4,571
Australia and New Zealand		51.2	48.3	10,613	7,023
South America		6.3	7.8	1,302	1,131
Africa		5.5	5.8	1,149	850
Indonesia		3.4	2.2	702	314
Europe and other countries		2.8	4.4	579	641

Total		100.0	100.0	20,742	14,530

Underlying earnings (including share of jointly controlled entities and associates)
North America		31.7	35.4	1,584	829
Australia and New Zealand		53.2	48.3	2,659	1,130
South America		10.5	15.5	526	364
Africa		2.1	0.1	103	2
Indonesia		4.6	1.9	230	44
Europe and other countries		(2.1)	(1.2)	(103)	(28)

		100.0	100.0	4,999	2,341
Net interest				(44)	(69)

Underlying earnings				4,955	2,272
Items excluded in arriving at underlying earnings				260	1,025

Net earnings				5,215	3,297

(c)	The amortisation of discount is included in the applicable product category and geographical area. All other financing costs of subsidiaries are included in ‘Net interest’.

34	COMMODITY ANALYSIS
	2005	2004	2005	2004
	%	%	US$m	US$m

Gross turnover (including share of jointly controlled entities and associates)
Copper	14.3	15.4	2,968	2,233
Gold (all sources)	3.6	4.4	754	634
Iron ore	26.5	20.2	5,497	2,931
Coal	16.9	18.6	3,499	2,709
Aluminium	13.2	16.0	2,744	2,320
Industrial minerals (b)	12.2	15.0	2,535	2,175
Diamonds	5.2	5.1	1,076	744
Other products, including molybdenum	8.1	5.3	1,669	784

Total	100.0	100.0	20,742	14,530

Underlying earnings
Copper, gold and by-products, including molybdenum	37.4	32.6	1,997	862
Iron ore	32.3	21.4	1,722	565
Coal	13.2	15.7	707	416
Aluminium	7.3	12.5	392	331
Industrial minerals (b)	3.7	9.7	200	256
Diamonds	5.3	7.1	281	188
Other products	0.8	1.0	38	25

	100.0	100.0	5,337	2,643
Exploration and evaluation			(174)	(128)
Net interest			(44)	(69)
Other items			(164)	(174)

Underlying earnings			4,955	2,272
Items excluded in arriving at underlying earnings			260	1,025

Net earnings			5,215	3,297

(a)	This analysis is strictly by commodity. In this regard it differs from the primary segmental analysis by product group in Note 32, and the financial information by business unit on pages 168 and 169, both of which are based on the Group’s management structure. The notes to the primary segmental analysis by product group provide further detailed explanation of differences in presentation between the commodity analysis above and the primary segmental analysis.
(b)	This category includes by-products arising from the production of titanium dioxide.

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2005	NOTES TO THE 2005 FINANCIAL STATEMENTS

Notes to the 2005 financial statements continued

35   FINANCIAL INSTRUMENTS
Financial risk management
The Group’s policies with regard to risk management are clearly defined and consistently applied. They are a fundamental tenet of the Group’s long term strategy.
     The Group’s business is mining and not trading. The Group only sells commodities it has produced. In the long term, natural hedges operate in a number of ways to help protect and stabilise earnings and cash flow, obviating the need to use derivatives or other forms of synthetic hedging for this purpose. Such hedging is therefore undertaken to a strictly limited degree, as described below.
     The Group has a diverse portfolio of commodities and markets, which have varying responses to the economic cycle. The relationship between commodity prices and the currencies of most of the countries in which the Group operates provides further natural protection. In addition, the Group’s policy of borrowing at floating US dollar interest rates helps to counteract the effect of economic and commodity price cycles.
     Rio Tinto does not acquire or issue derivative financial instruments for trading or speculative purposes; nor does it believe that it has exposure to such trading or speculative holdings through its investments in joint ventures and associates. Derivatives are used to separate funding and cash management decisions from currency exposure and interest rate management. The Group uses interest rate swaps in conjunction with longer term funds raised in the capital markets to achieve a floating rate obligation which is consistent with the Group’s interest rate policy. Currency swaps are used to convert debt or investments into currencies, primarily the US dollar, which are consistent with the Group’s policy on currency exposure management.

Foreign exchange risk
Rio Tinto’s shareholders’ equity, earnings and cash flows are influenced by a wide variety of currencies due to the geographic diversity of the Group’s sales and the countries in which it operates. The US dollar, however, is the currency in which the great majority of the Group’s sales are denominated. Operating costs are influenced by the currencies of those countries where the Group’s mines and processing plants are located and also by those currencies in which the costs of imported equipment and services are determined. The Australian and Canadian dollars are the most important currencies (apart from the US dollar) influencing costs.
     Details of the derivative financial instruments entered into to manage the Group's exposure to currencies other than the US dollar are provided in note A below.
     Given the dominant role of the US currency in the Group’s affairs, the US dollar is the currency in which financial results are presented both internally and externally. It is also the most appropriate currency for borrowing and holding surplus cash, although a portion of surplus cash may also be held in other currencies, most notably Australian dollars, in order to meet short term operational and capital commitments and dividend payments.
     The Group finances its operations primarily in US dollars, either directly or using currency swaps, and a substantial part of the Group's US dollar debt is located in subsidiaries having functional currencies other than the US dollar.
     The Group does not generally believe that active currency hedging would provide long term benefits to shareholders. Currency protection measures may be deemed appropriate in specific commercial circumstances and are subject to strict limits laid down by the Rio Tinto board. As set out in Note A below, as at 31 December 2005 there were forward contracts, including synthetic forwards, to sell US$512 million in respect of future trading transactions. A significant part of the above hedge book was acquired with North Limited. North held a substantial hedge book on acquisition which has been retained but is not being renewed as maturities occur.

Interest rate risk
Rio Tinto’s interest rate management policy is generally to borrow and invest cash at floating rates. Short term US dollar rates are normally lower than long term rates, resulting in lower interest costs to the Group. Furthermore, cyclical movements of interest rates tend to compensate in the long term, to an extent, for those of commodity prices. In some circumstances, an element of fixed rate funding may be considered appropriate. At the end of 2005, US$703 million of the Group’s debt was at fixed rates after taking into account interest rate swaps. Based on the Group’s net debt at 31 December 2005, and with other variables unchanged, the approximate effect on the Group’s net earnings of a one percentage point increase in US dollar LIBOR interest rates would be a reduction of US$4 million.

Commodity price risk
The Group’s normal policy is to sell its products at prevailing market prices. Exceptions to this rule are subject to strict limits laid down by the Rio Tinto board and to rigid internal controls. Rio Tinto’s exposure to commodity prices is diversified by virtue of its broad commodity spread and the Group does not generally believe commodity price hedging would provide long term benefit to shareholders. During 2005, forward contracts to sell 509 million pounds of copper at a fixed rand price per pound were entered into as a condition of the refinancing of Palabora.

Credit risk
No material exposure is considered to exist by virtue of the possible non performance of the counterparties to financial instruments, other than trade and other receivables held by the Group.
     Given the large number of internationally dispersed customers the Group has limited concentration of credit risk, with regard to its trade and other receivables, which is closely monitored.

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NOTES TO THE 2005 FINANCIAL STATEMENTS	2005

35   FINANCIAL INSTRUMENTS CONTINUED
Implementation of IAS 39 ‘Financial instruments: recognition and measurement’
The Group has implemented IAS 39 at 1 January 2005 without restatement of comparatives. For 2004, financial instruments were not marked to market except in the case of exchange rate derivatives that did not qualify as hedges under IAS 21.
     The adoption of IAS 39 resulted in a US$90 million increase in equity attributable to Rio Tinto shareholders at 1 January 2005. This was net of consequential increases in deferred tax liabilities of US$24 million, and outside equity shareholders’ interests of US$19 million. This represents the net gain on marking to market of qualifying hedges, embedded derivatives, available for sale investments and certain derivatives that do not qualify as hedges.
     The major balance sheet line items affected were financial assets: increase of US$287 million, financial liabilities: increase of US$66 million, and borrowings: increase of US$69 million. The net impact on other balance sheet items was a reduction in total assets of US$19 million.

Financial instrument disclosures
Except where stated, the information given below relates to the financial instruments of the parent companies and their subsidiaries and jointly controlled assets, and excludes those of jointly controlled entities and associates.
    Trade and other receivables/payables are included only in the currency analysis. The information is grouped in the following sections:

A – Derivative financial instruments
B – Reporting currencies and currency exposures
C – Interest rates
D – Liquidity
E – Fair values

A)   DERIVATIVE FINANCIAL INSTRUMENTS
The Group’s derivatives, including embedded derivatives, as at 31 December 2005, are summarised below:

a)   Forward contracts relating to trading transactions: designated as cash flow hedges

Assets (Note 21)	Buy	Sell	Weighted	Fair	Total
	currency	currency	average	value	fair
	amount	amount	rate		value
Buy Australian dollar: sell US dollar	A$m	US$m	A$/US$	US$m	US$m

Less than 1 year	162	98	0.61	19
1 to 5 years	397	240	0.61	39

	559	338	0.61		58

Commodity contracts					6

Total					64

The above currency forward contracts were acquired with companies purchased in 2000 and 2001 and were entered into by those companies in order to reduce their exposure to the US dollar on forecast sales. The above commodity contracts have been entered into in order to reduce exposure to movements in the coal price.
Liabilities (Note 27)	Sell	Sales	Fair	Total fair
	million	price	value	value
Sell Copper	lbs of Cu	Rand/lb		US$m

Less than 1 year	97.05	9.52	(45)
1 to 5 years	285.36	8.60	(57)
More than 5 years	126.60	7.14	(29)

				(131)

Other commodity contracts				(19)

Total				(150)

The above copper forward contracts have been entered into as a condition of refinancing of Palabora in 2005, and result in a reduction in the Group’s exposure to movements in the copper price. Other commodity contracts have been entered into in order to reduce exposure to movements in the coal price.

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2005	NOTES TO THE 2005 FINANCIAL STATEMENTS

Notes to the 2005 financial statements continued

35   FINANCIAL INSTRUMENTS CONTINUED

b)   Options relating to trading transactions: designated as cash flow hedges

Assets (Note 21)	Buy	Sell	Weighted	Fair	Total
	currency	currency	average	value	fair
	amount	amount	strike		value
			rate
Bought A$ call options	A$m	US$m	A$/US$	US$m	US$m

Less than 1 year	94	66	0.70	3
1 to 5 years	153	108	0.70	7

	247	174	0.70		10

The above currency option contracts were acquired with companies purchased in 2000 and were entered into by those companies in order to reduce their exposure to the US dollar on forecast sales.

Total fair
value
US$m

Total currency and commodity contracts detailed above	(76)

Reconciliation to Balance Sheet categories

– non current assets (Note 21)	46
– current assets (Note 21)	28

– current liabilities (Note 27)	(57)
– non current liabilities (Note 27)	(93)

Total derivatives designated as cashflow hedges as above	(76)

c)   Forward contracts relating to trading transactions: not designated as hedges

Assets	Buy	Sell	Weighted	Fair	Total
	currency	currency	average	value	fair value
	amount	amount	rate
Buy New Zealand dollar: sell US dollar	NZ$m	US$m	NZ$/US$	US$m	US$m

Less than 1 year	130	58	0.45	29
1 to 5 years	520	233	0.45	89

	650	291	0.45		118

Commodity contracts					2
Embedded currency derivatives					13
Other currency forward contracts					5

Total assets relating to non hedge derivatives per Note 21					138

Liabilities
Commodity contracts					(9)
Embedded currency derivatives					(11)
Interest rate derivatives					(1)

Total liabilities relating to non hedge derivatives per Note 27					(21)

The above New Zealand dollar currency forward contracts were taken out to manage exposure on operating costs. These contracts are not designated as hedges as they are not located in the entities with the exposure.

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NOTES TO THE 2005 FINANCIAL STATEMENTS	2005

35   FINANCIAL INSTRUMENTS CONTINUED

d)   Currency and interest contracts relating to non US dollar borrowings

	Buy	Sell	Weighted	Fair	Total
	currency	currency	average	value	fair
Assets	amount	amount	exchange		value
Buy Euro: sell US dollars		US$m	rate

1 to 5 years	Euro 850m	781	1.09	229

Buy Japanese yen: sell US dollars

Less than 1 year	Yen 7 billion	58	121	2
1 to 5 years	Yen 9 billion	73	123	4

		131	122	6

Buy sterling: sell US dollars

Less than 1 year	£150m	212	0.71	47
1 to 5 years	£15m	23	0.65	3

		235	0.70	50

Buy Swiss francs: sell US dollars

Less than 1 year	CHF20m	12	1.66	3

Liabilities
Buy Japanese yen: sell US dollars

1 to 5 years	Yen 5 billion	46	110	(3)

Total currency swaps		1,205			285

– designated as hedges		781			229
– not designated as hedges		424			56

Interest contracts relating to borrowings: assets					28
Interest contracts relating to borrowings: liabilities					(25)

Derivatives related to net debt per Note 20					288

These currency and interest rate contracts are used to fix the US dollar value of fixed rate non US dollar denominated external debt into the reporting currency of the Group at a floating rate. Contracts are not designated as fair value hedges where the financial instrument swaps the debt into a currency other than the functional currency of the individual entity that holds the debt.

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2005	NOTES TO THE 2005 FINANCIAL STATEMENTS

Notes to the 2005 financial statements continued

35   FINANCIAL INSTRUMENTS CONTINUED

B)   CURRENCY EXPOSURES
a)   Currency exposures arising from the Group’s financial assets and liabilities (excluding non debt derivatives)
Certain financial assets and liabilities are not held in the functional currency of the relevant subsidiary. This results in an accounting exposure to exchange gains and losses as the financial assets and liabilities are translated into the functional currency of the subsidiary that accounts for those assets and liabilities. These gains and losses are recorded in the Group income statement except to the extent that they can be taken to equity under the Group’s accounting policy which is explained in Note 1.
     After taking into account relevant derivative instruments, almost all of the Group’s net debt is either denominated in US dollars or in the functional currency of the entity holding the debt.
     The tables below set out the currency exposures arising from each of net debt, intragroup balances and other financial assets and liabilities. These currency exposures are after taking into account the effect of currency swaps.

	Net debt – currency of exposure			Net debt – currency of exposure
	(before tax and minority interests)			(after tax and minority interests)

	United	Other	2005	United	Other	2005
	States	currencies	Total	States	currencies	Total
	dollar			dollar
	US$m	US$m	US$m	US$m	US$m	US$m

Functional currency of subsidiary:
United States dollar	–	11	11	–	9	9
Australian dollar	(1,283)	4	(1,279)	(890)	3	(887)
Canadian dollar	(591)	1	(590)	(536)	1	(535)
South African rand	(62)	–	(62)	(62)	–	(62)
Other currencies	6	9	15	4	6	10

	(1,930)	25	(1,905)	(1,484)	19	(1,465)

Net debt denominated in subsidiaries’ functional currencies			592

Net debt (Note 25)			(1,313)

	Intragroup debt: currency of exposure			Intragroup debt: currency of exposure
	(before tax and minority interests)			(after tax and minority interests)

	United	Other	2005	United	Other	2005
	States	currencies	Total	States	currencies	Total
	dollar			dollar
	US$m	US$m	US$m	US$m	US$m	US$m

Functional currency of subsidiary:
United States dollar	–	220	220	–	167	167
Australian dollar	(2,477)	320	(2,157)	(1,862)	224	(1,638)
Canadian dollar	(432)	–	(432)	(216)	–	(216)
South African rand	(131)	–	(131)	(131)	–	(131)
Other currencies	(126)	16	(110)	(88)	15	(73)

Total	(3,166)	556	(2,610)	(2,297)	406	(1,891)

The above table includes intragroup balances that give rise to exchange differences in the income statement. Other intragroup balances are in the functional currency of the entity or they are quasi-equity.

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NOTES TO THE 2005 FINANCIAL STATEMENTS	2005

35   FINANCIAL INSTRUMENTS CONTINUED

b)   Currency exposures arising from the Group’s net receivables and payables
The table below sets out the currency exposures arising from the Group’s net receivables and payables that are not denominated in the functional currency of the relevant subsidiary. Gains and losses resulting from such exposures are recorded in the income statement.

	Net receivables less payables (before			Net receivables less payables (after
	tax and minority interests): currency			tax and minority interests): currency
	of exposure			of exposure

	United	Other	2005	United	Other	2005
	States	currencies	Total	States	currencies	Total
	dollar			dollar
	US$m	US$m	US$m	US$m	US$m	US$m

Functional currency of subsidiary:
Australian dollar	593	(1)	592	368	(1)	367
Canadian dollar	156	6	162	94	4	98
South African rand	60	14	74	21	5	26
Other currencies	101	–	101	71	–	71

	910	19	929	554	8	562

Denominated in functional currencies of subsidiaries			(277)

Reconciliation to balance sheet categories

Net receivables less payables per above			652

– trade debtors (net of provision): non current (Note 18)			1
– trade debtors (net of provision): current (Note 18)			1,706
– trade creditors: non current (Note 26)			–
– trade creditors: current (Note 26)			(1,055)

c)   2004 currency exposures
The table below sets out the currency exposures arising from net receivables and payables that are not denominated in the functional currency of the relevant subsidiary. This information is set out under UK GAAP and has not been restated to comply with EU IFRS, in line with the transitional provisions of IFRS 1.

	Net receivables and payables (before			Net receivables and payables (after
	tax and minority interests): currency			tax and minority interests): currency
	of exposure			of exposure

	United	Other	2004	United	Other	2004
	States	currencies	Total	States	currencies	Total
	dollar			dollar
	US$m	US$m	US$m	US$m	US$m	US$m

Functional currency of subsidiary:
United States dollar	–	36	36	–	24	24
Australian dollar	345	9	354	222	7	229
Canadian dollar	57	–	57	21	–	21
South African rand	22	12	34	8	3	11
Other currencies	12	(19)	(7)	5	(16)	(11)

	436	38	474	256	18	274

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2005	NOTES TO THE 2005 FINANCIAL STATEMENTS

Notes to the 2005 financial statements continued

35   FINANCIAL INSTRUMENTS CONTINUED

C)   INTEREST RATES
i)    Interest bearing financial assets and financial liabilities
The interest rate composition of the Group’s interest bearing financial assets and liabilities is shown below. This table deals with the carrying values of the financial instruments in the balance sheet, with the values of derivatives shown separately.

	Floating	Fixed interest rates
	rate	Amounts falling due in:

		1 year or	1-2 years	2-3 years	3-4 years	4-5 years	5 years	Total
		less					or more	2005
		US$m	US$m	US$m	US$m	US$m	US$m	US$m

Financial liabilities
Borrowings	(1,061)	(893)	(1,146)	(630)	(9)	(11)	(223)	(3,973)
Bank overdrafts	(12)	–	–	–	–	–	–	(12)
Interest rate swaps (a)	(2,213)	886	1,138	265	(76)	–	–	–
Derivatives related to net debt	(24)	–	–	(1)	(3)	–	–	(28)

	(3,310)	(7)	(8)	(366)	(88)	(11)	(223)	(4,013)

Financial assets
Loans to jointly controlled entities (b)	384	–	–	–	–	–	–	384
US Treasury bonds	–	109	–	–	–	–	–	109
Other investments	275	–	–	–	–	–	–	275
Derivatives related to net debt	316	–	–	–	–	–	–	316
Cash and cash equivalent and liquid resources	2,384	–	–	–	–	–	–	2,384

	3,359	109	–	–	–	–	–	3,468

(a)	These are the notional principal amounts which swap the fixed rate liabilities into floating rate, and certain floating rate swaps into fixed rate.
(b)	Loans to jointly controlled entities include amounts of US$225 million, which are not expected to be repaid and so form part of the Group’s net investment in the jointly controlled entity.
(c)	Interest rates on the great majority of the Group’s floating rate financial liabilities and assets will have been reset within six months. The interest rates applicable to the Group’s US dollar denominated floating rate financial liabilities and assets did not differ materially at the year end from the three month US dollar LIBOR rate of 4.5 per cent (2004: 2.5 per cent).
(d)	The above table excludes US$72 million of equity shares and quoted funds, which are not interest bearing.
(e)	As at 31 December 2004, under UK GAAP, the Group’s total carrying values of financial liabilities and financial assets other than trade and other receivables and payables were US$4,393 million and US$645 million respectively. The financial liabilities consisted of US$758 million fixed rate, US$3,385 million floating rate; and US$250 million non interest bearing liabilities, which were presented in the financial statements on a discounted basis using a discount rate of 3.8 per cent.
The financial assets consisted of US$87 million fixed rate and US$558 floating rate assets.

(ii)    Fixed rate liabilities after swaps
The remaining US$703 million (2004: US$923 million) of fixed rate liabilities comprise gross liabilities at fair value of US$2,912 million (2004: at face value of US$2,835 million) less amounts converted to floating rate by means of interest rate swaps of US$2,346 million (2004: US$2,270 million), plus amounts converted into fixed rate of US$137 million (2004 US$358 million) by means of interest rate swaps. These fixed rate liabilities are summarised below.

Maturity			2005			2004
	Principal	Average	Excess of	Principal	Average	Excess of
		fixed	fair value		fixed	fair value
		rate	over		rate	over
			principal			principal
	US$m	% p.a.	US$m	US$m	% p.a.	US$m

Less than 1 year	7	9.6	(3)	229	7.1	(10)
1 to 5 years	473	4.0	16	462	4.0	(6)
More than 5 years	223	8.9	(32)	232	8.9	(40)

Fixed rate liabilities	703	5.6	(19)	923	5.9	(56)

(a)	As a consequence of acquisitions during 2000, the Group holds a number of interest rate swaps to receive US$ floating rates and pay US$ fixed rates which have been included in the total of fixed rate debt shown above.
(b)	The Group has US$112 million of finance leases (2004: US$133 million), the largest of which has a principal of US$60 million, a maturity of 2018 and a floating interest rate.
(c)	The carrying value of the Group’s fixed rate debt totals US$703 million and has a weighted average interest rate of 5.6 per cent and a weighted average time to maturity of five years (2004: US$923 million with a weighted average interest rate of 5.9 per cent and a weighted average time to maturity of five years).

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2005	NOTES TO THE 2005 FINANCIAL STATEMENTS

35	FINANCIAL INSTRUMENTS CONTINUED

(iii)	Fixed rate assets
Total fixed rate financial assets for the Group at 31 December 2005 were US$109 million, with a fair value of US$108 million (2004: US$87 million with a fair value of US$87 million). The average fixed rate per annum for 2005 was 3.5 per cent (2004: 2.1 per cent).

D)	LIQUIDITY
The maturity profile of the Group’s financial liabilities and financial assets, other than trade and other receivables and payables, is as follows:

	Borrowings	Derivatives	Other	Total	Total
	before	related to	financial	financial
	swaps	net debt	liabilities	liabilities
				2005	2004
				US$m	US$m

Financial liabilities
Within 1 year, or on demand	(1,202)	(2)	(169)	(1,373)	(926)
Between 1 and 2 years	(1,242)	(1)	(55)	(1,298)	(1,170)
Between 2 and 3 years	(702)	(22)	(38)	(762)	(1,403)
Between 3 and 4 years	(93)	(3)	(44)	(140)	(774)
Between 4 and 5 years	(66)	–	(14)	(80)	(97)
After 5 years	(680)	–	(30)	(710)	(618)

	(3,985)	(28)	(350)	(4,363)	(4,988)

	Cash and	Derivatives	Other	Total	Total
	liquid	related to	financial
	resources	net debt	assets	US$m	US$m

Financial assets
Within 1 year, or on demand	2,384	56	374	2,814	582
Between 1 and 2 years	–	260	151	411	165
Between 2 and 3 years	–	–	54	54	466
Between 3 and 4 years	–	–	44	44	41
Between 4 and 5 years	–	–	36	36	40
After 5 years	–	–	393	393	812

	2,384	316	1,052	3,752	2,106

As at 31 December 2005, a total of US$1,255 million (after swaps) is outstanding under the US$3 billion European Medium Term Notes facility, of which US$331 million (after swaps) is repayable within one year.
      As at 31 December 2005, the Group had unutilised standby credit facilities totalling US$2.3 billion. These facilities, which are summarised below, are for back up support for the Group’s commercial paper programmes and for general corporate purposes:

Unutilised standby credit facilities	2005	2004
	US$m	US$m

Within 1 year	–	600
Between 1 and 2 years	–	850
Between 2 and 3 years	–	–
Between 3 and 4 years	–	–
After 4 years	2,300	–

	2,300	1,450

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2005	NOTES TO THE 2005 FINANCIAL STATEMENTS

Notes to the 2005 financial statements continued

35	FINANCIAL INSTRUMENTS CONTINUED

E)	FAIR VALUES
The carrying values and the fair values of Rio Tinto’s financial instruments, other than trade and other receivables and payables, at 31 December are shown in the following table. Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties. Where available, market values have been used to determine fair values. In other cases, fair values have been calculated using quotations from independent financial institutions, or by discounting expected cash flows at prevailing market rates. The fair values of cash, short term borrowings and loans to joint ventures and associates approximate to their carrying values, as a result of their short maturity or because they carry floating rates of interest.

		2005		2004

	Carrying	Fair	Carrying	Fair
	value	value	value	value
	US$m	US$m	US$m	US$m

Primary financial instruments held or issued to
finance the Group’s operations:
US Treasury bonds (Note 21)	109	108	107	107
Equity shares and quoted funds (Note 21)	72	72	57	156
Other investments (Note 21)	275	275	68	68
Cash and cash equivalent assets (Note 22)	2,379	2,379	392	392
Other liquid resources	5	5	14	14
Short term borrowings and bank overdrafts	(1,202)	(1,205)	(855)	(866)
Medium and long term borrowings (Note 23)	(2,783)	(2,799)	(3,883)	(3,991)
Loans to jointly controlled entities (Section C (i))	384	384	803	803
Deferred consideration (Note 26)	(179)	(179)	(250)	(250)

	(940)	(960)	(3,547)	(3,567)
Derivative financial instruments held to manage
interest rate and currency profile (excludes embedded derivatives):
Forward contracts: cash flow hedge (Section A (a))	(86)	(86)	–	62
Option contracts: cash flow hedge (Section A (b))	10	10	–	24
Forward contracts, sales contracts and
embedded derivatives (Section A (c))	117	117	142	117
Currency swaps hedging non US dollar debt (Section A (d))	285	285	523	523
Interest rate swap agreements and options (Section A (d))	3	3	–	59

	(611)	(631)	(2,882)	(2,782)

Total per liquidity analysis (D)
– financial liabilities	(4,363)		(4,988)
– financial assets	3,752		2,106

	(611)		(2,882)

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2005	NOTES TO THE 2005 FINANCIAL STATEMENTS

36	CONTINGENT LIABILITIES AND COMMITMENTS

	2005	2004
	US$m	US$m

Capital commitments (excluding those related to joint ventures and associates)
Contracted capital expenditure: property, plant and equipment	1,004	559
Other commitments	93	76

Capital commitments relating to joint ventures and associates (a)
Capital commitments incurred by the Group	7	–
Capital commitments incurred jointly with other venturers (Rio Tinto share)	218	203

Operating leases
The aggregate amount of minimum lease payments under non cancellable operating leases are as follows:
	2005	2004
	US$m	US$m

Within 1 year	28	32
Between 1 and 5 years	54	39
After 5 years	31	25

	113	96

Unconditional purchase obligations
The aggregate amount of future payment commitments under unconditional purchase obligations outstanding at 31 December was:

	2005	2004
	US$m	US$m

Within 1 year	965	738
Between 1 and 2 years	695	635
Between 2 and 3 years	568	551
Between 3 and 4 years	428	455
Between 4 and 5 years	312	405
After 5 years	1,014	1,239

	3,982	4,023

Unconditional purchase obligations relate to commitments to make payments in the future for fixed or minimum quantities of goods or services at fixed or minimum prices. The future payment commitments set out above have not been discounted and mainly relate to commitments under ‘take or pay’ power and freight contracts. They exclude unconditional purchase obligations of jointly controlled entities apart from those relating to the Group’s tolling arrangements.

	2005	2004
	US$m	US$m

Contingent liabilities (excluding those relating to joint ventures and associates)
Indemnities and other performance guarantees	190	243

Contingent liabilities relating to joint ventures and associates (a)
Share of contingent liabilities of joint ventures	4	4
Incurred in relation to interests in joint ventures	284	228
Incurred in relation to other venturers’ contingent liabilities	35	26

(a)	Amounts disclosed include those arising as a result of the Group’s investments in both jointly controlled assets and jointly controlled entities.
(b)	In 2002, the Australian Tax Office issued assessments of approximately A$500 million (which amount includes penalties and interest) in relation to certain transactions undertaken in 1997 to acquire franking credits. The transactions were conducted based on the Group’s considered view of the law prevailing at the time.
Subsequently, the law was changed. The Group lodged objections to the assessments and on 26 May 2003 the Australian Tax Office (‘ATO’) substantially disallowed those objections. The Group subsequently lodged proceedings in the Federal Court to dispute the assessments.
As required by Australian tax law and practice, part payment of the disputed tax assessments was required pending resolution of the dispute. A payment of A$164 million was made, which will be subject to recovery with interest if, as it is believed based on Counsels’ opinion, the Group is successful in challenging the assessments. Consequently, the amount paid has been recorded as a receivable on the balance sheet. As at the year end, the amount of the disputed tax assessments, penalties and interest stood at approximately A$497 million (US$363 million at the year end exchange rate) after tax relief on the general interest charge component.
(c)	There are a number of legal claims arising from the normal course of business which are currently outstanding against the Group. No material loss to the Group is expected to result from these claims.

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2005	NOTES TO THE 2005 FINANCIAL STATEMENTS

Notes to the 2005 financial statements continued

37	AVERAGE NUMBER OF EMPLOYEES

	Subsidiaries and jointly		Jointly			Group total
	controlled assets (a)		controlled entities
			and associates
			(Rio Tinto share) (a)
	2005	2004	2005	2004	2005	2004

The principal locations of employment were:
Australia and New Zealand	9,927	9,065	1,910	1,862	11,837	10,927
North America	9,375	8,742	257	246	9,632	8,988
Africa	3,958	4,724	494	441	4,452	5,165
Europe	1,504	1,848	529	671	2,033	2,519
South America	834	1,361	840	851	1,674	2,212
Indonesia	1,920	2,265	–	–	1,920	2,265
Other countries	306	195	–	155	306	350

	27,824	28,200	4,030	4,226	31,854	32,426

(a)	Employee numbers, which represent the average for the year, include 100 per cent of employees of subsidiary companies. Employee numbers for jointly controlled assets, jointly controlled entities and associates are proportional to the Group's interest. Average employee numbers include a part year effect for companies acquired during the year.
(b)	Part time employees are included on a full time equivalent basis. Temporary employees are included in employee numbers.
(c)	People employed by contractors are not included.

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NOTES TO THE 2005 FINANCIAL STATEMENTS	2005

38	PRINCIPAL SUBSIDIARIES

At 31 December 2005

Company and country of incorporation	Principal activities	Class of		Proportion		Group
		shares held		of class held		interest
				%		%

Australia
Argyle Diamond Mines	Mining and processing of diamonds	(a	)			100
Coal & Allied Industries Limited	Coal mining	Ordinary		75.71		75.71
Rio Tinto Aluminium Limited (formerly	Bauxite mining; alumina production;	Ordinary		100		100
Comalco Limited)	primary aluminium smelting
Dampier Salt Limited	Salt production	Ordinary		64.94		64.94
Energy Resources of Australia Limited	Uranium mining	Class A		68.39		68.39
Hamersley Iron Pty Limited	Iron ore mining	Ordinary		100		100
Queensland Coal Pty Limited (g)	Coal mining	Ordinary		100		100

Canada
Iron Ore Company of Canada Inc	Iron ore mining; iron ore pellets	Series A & E		58.72		58.72
QIT-Fer et Titane Inc	Titanium dioxide feedstock; high	Common shares		100		100
	purity iron and steel	Class B preference shares		100		100

France
Talc de Luzenac S.A.	Mining, refining and marketing of talc	E 15.25		100		100

Indonesia
P.T. Kelian Equatorial Mining	Gold mining	Ordinary US$1		90		90

Namibia
Rössing Uranium Limited (b)	Uranium mining	‘B’N$1		71.16	}	68.58
		‘C’N10c		70.59

Papua New Guinea
Bougainville Copper Limited (c)	Copper and gold mining	Ordinary 1 Kina		53.58		53.58

South Africa
Palabora Mining Company Limited	Copper mining, smelting and refining	R1		72.03		47.17
Richards Bay Iron and Titanium (Pty) Limited	Titanium dioxide feedstock; high purity iron	R1		50.5		50

United States of America
Kennecott Holdings Corporation	Copper and gold mining,	Common US$0.01		100		100
(including Kennecott Utah Copper,	smelting and refining, land
Kennecott Minerals, Kennecott Land	development and exploration
and Kennecott Exploration)	activities
Kennecott Energy and Coal Company	Coal mining	Common US$0.01		100		100
U.S. Borax Inc.	Mining, refining and marketing	Common US$1		100		100
	of borates

(a)	This entity is unincorporated.
(b)	The Group's shareholding in Rössing Uranium Limited carries 35.54 per cent of the total voting rights. Rössing is consolidated by virtue of board control.
(c)	The results of Bougainville Copper Limited are not consolidated, see Note 47.
(d)	The Group comprises a large number of companies and it is not practical to include all of them in this list. The list therefore only includes those companies that have a more significant impact on the profit or assets of the Group.
(e)	The Group's principal subsidiaries are held by intermediate holding companies and not directly by Rio Tinto plc or Rio Tinto Limited.
(f)	All companies operate mainly in the countries in which they are incorporated.
(g)	Queensland Coal Pty Limited is the main legal entity that owns the assets of the Tarong mine and also owns the shares shown in Note 41 of Hail Creek, Blair Athol and Kestrel.

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2005	NOTES TO THE 2005 FINANCIAL STATEMENTS

Notes to the 2005 financial statements continued

39	PRINCIPAL JOINTLY CONTROLLED ENTITIES

At 31 December 2005

Name and country of incorporation/operation	Principal activities	Number of	Class of		Proportion	Group
		shares held	shares held		of class held	interest
		by the Group			%	%

Australia
Boyne Smelters Limited	Aluminium smelting	153,679,560	Ordinary		59.4	59.4
Leichhardt Coal Pty. Limited (b)	Coal mining	20,115,000	Ordinary		44.7	44.7
Queensland Alumina Limited	Alumina production	854,078	Ordinary		38.6	38.6

Chile
Minera Escondida Limitada	Copper mining and refining				30	30

Italy
Eurallumina SpA	Aluminium smelting	5,615,866	Ordinary		56.16	56.16

New Zealand
New Zealand Aluminium Smelters Limited	Aluminium smelting	24,998,400	Ordinary		79.36	79.36

United Kingdom
Anglesey Aluminium Metal Limited	Aluminium smelting		Ordinary £1		51	51

United States of America
Decker	Coal mining		(d	)		50

(a)	The Group has joint control of the above operations which, except as disclosed in Note (d) below, are independent legal entities and therefore includes them in its accounts using the equity accounting technique.
(b)	Leichhardt has a 31.4 per cent interest in the Blair Athol joint venture. The Group's resulting beneficial interest of 14 per cent is in addition to its direct interest of 57.2 per cent, which is owned via a subsidiary of Rio Tinto Limited. The Blair Athol joint venture is disclosed as a jointly controlled asset in Note 41.
(c)	The year end of Minera Escondida is 30 June. However, the amounts included in the consolidated financial statements of Rio Tinto are based on accounts of Minera Escondida that are coterminous with those of the Group.
(d)	This operation is unincorporated. The joint venture agreement creates an arrangement that is similar in form to a partnership, and is therefore classified as a jointly controlled entity.
(e)	The Group comprises a large number of operations and it is not practical to include all of them in this list. The list therefore only includes those entities that have a more significant impact on the profit or operating assets of the Group.
(f)	The Group's principal jointly controlled entities are held by intermediate holding companies and not directly by Rio Tinto plc or Rio Tinto Limited.
(g)	All jointly controlled entities operate mainly in the countries in which they are incorporated.

40	PRINCIPAL ASSOCIATES

At 31 December 2005

Name and country of incorporation/operation	Principal activities	Number of	Class of	Proportion	Group
		shares held	shares held	of class held	interest
		by the Group		%	%

South Africa	Ilmenite, rutile and zircon
Tisand (Pty) Limited	mining	7,353,675	R1	49.0	50.0

United States of America
Cortez	Gold mining		(a)		40

(a)	This operation is unincorporated.
(b)	The Group's principal associates are held by intermediate holding companies and not directly by Rio Tinto plc or Rio Tinto Limited.
(c)	The Group comprises a large number of operations and it is not practical to include all of them in this list. The list therefore only includes those entities that have a more significant impact on the profit or operating assets of the Group.
(d)	All associates operate mainly in the countries in which they are incorporated.

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NOTES TO THE 2005 FINANCIAL STATEMENTS	2005

41	PRINCIPAL JOINTLY CONTROLLED ASSETS

At 31 December 2005
Name and country of incorporation/operation	Principal activities	Group
		interest
		%

Australia
Blair Athol Coal (b)	Coal mining	71.2
Kestrel	Coal mining	80
Hail Creek	Coal mining	82
Mount Thorley	Coal mining	60.6
Bengalla	Coal mining	30.3
Warkworth	Coal mining	42.1
Gladstone Power Station	Power generation	42.1
Northparkes Mine	Copper/gold mining and processing	80
Robe River Iron	Iron ore mining	53
HIsmelt® Kwinana	Iron technology	60

Canada
Diavik	Mining and processing of diamonds	60

Indonesia
Grasberg expansion	Copper and gold mining	40

United States of America
Greens Creek	Silver, gold, zinc and lead mining	70.3

(a)	The Group comprises a large number of operations, and it is not practical to include all of them in this list. The list therefore only includes those jointly controlled assets that have a more significant impact on the profit or operating assets of the Group.
(b)	The Group has a direct interest of 57.2 per cent in Blair Athol Coal, and an additional 14 per cent interest through its investment in Leichhardt Coal Pty Limited, which is disclosed as a jointly controlled entity in Note 39.
(c)	Jointly controlled assets are not independent legal entities. The Group therefore includes them in its accounts using proportional consolidation.
(d)	The Group's principal jointly controlled assets are held by intermediate holding companies and not directly by Rio Tinto plc or Rio Tinto Limited.

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2005	NOTES TO THE 2005 FINANCIAL STATEMENTS

Notes to the 2005 financial statements continued

42	SALES AND PURCHASES OF SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND OTHER INTERESTS IN BUSINESSES

2005 Disposals
Name of operation	Location	Principal activities	Ownership	Date of
			disposed	disposal
			%

Associates Lihir Gold Limited	Papua New Guinea	Gold mining	14.46	30 November 2005

Other investments
Labrador iron ore royalty income fund	Canada	Investing	19	30 March 2005

(a)	The aggregate profit on disposal of interests in businesses (including investments) in 2005 was US$322 million (US$311 million net of tax) including adjustments rising from prior year disposals. These gains have been excluded from underlying earnings, as shown in Note 2.
(b)	The Cash flow statement includes proceeds from disposals of interests in businesses as follows:
	–	US$323 million included in ‘Disposals of subsidiaries, joint ventures and associates (less acquisitions)’ which comprises US$295 million in respect of associates and US$28 million in respect of subsidiaries.
	–	US$133 million included in ‘Sales of other investments’.

2004 Disposals
Name of operation	Location	Principal activities	Ownership	Date of
			disposed	disposal
			%

Subsidiaries
Mineração Serra de Fortaleza Limitada	Brazil	Nickel mining	99.9	1 January 2004
Zinkgruvan AB	Sweden	Zinc, lead and silver mining	100.0	2 June 2004
Rio Paracatu Mineração S.A.	Brazil	Gold mining	51.0	31 December 2004

Jointly controlled assets
Hail Creek (b)	Australia	Coal mining	10.0	15 November 2004

Associates
Freeport-McMoRan Copper & Gold Inc. (c)	USA	Copper and gold mining	13.1	30 March 2004
		in Indonesia
Sociedade Mineira de Neves-Corvo S.A.	Portugal	Copper mining	49.0	18 June 2004
(Somincor)

Other investments
Lake Cowal (d)	Australia	Gold mining	(d)	9 July 2001
Sepon	Laos	Gold mining	20.0	1 January 2004
Boke	Guinea	Bauxite mining	4.0	25 June 2004

(a)	The aggregate profit on disposal of interests in businesses in 2004 was
US$1,180 million (US$1,175 million net of tax). These gains were excluded from underlying earnings.
(b)	The Group retained joint control after the disposal of a 10 per cent interest in Hail Creek.
(c)	The sale of the Group's investment in Freeport-McMoRan Copper & Gold Inc. in 2004 does not affect the terms of the Grasberg joint venture referred to in Note 41.
(d)	The Group disposed of the Lake Cowal gold project in July 2001. In accordance with the sale agreement, a US$15 million payment on commencement of mining activity was made to the Group on 5 March 2004.
(e)	The Group consolidates the results of subsidiary operations, and recognises its share of the results of joint ventures and associates, up to the date of disposal in accordance with IAS 27, IAS 28 and IAS 31. In addition to the amount recorded as 'Profit on disposal of interests in businesses (including investments) on the face of the income statement, the subsidiaries which were disposed of during the year contributed US$22 million to Group profit in 2004.
(f)	The Cash flow statement included proceeds from disposals of interests in businesses as follows:
	–	US$1,510 million included in ‘Disposals of subsidiaries, joint ventures and associcates (less acquisitions)’ which, in accordance with IAS 7, was stated net of US$20 million cash and cash equivalents transferred on sale of subsidiaries. This comprised US$427 million in respect of subsidiaries and US$1,083 in respect of joint ventures and associates.
	–	US$110 million included in ‘Sales of other investments’.

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NOTES TO THE 2005 FINANCIAL STATEMENTS	2005

43	DIRECTORS’ AND KEY MANAGEMENT REMUNERATION

Aggregate remuneration, calculated in accordance with the Companies Act 1985, of the directors of the parent companies was as follows:

	2005	2004
	US$’000	US$’000

Emoluments	7,523	9,992
Long term incentive plans	2,298	57

	9,821	10,049

Pension contributions: defined contribution plans	58	87

Gains made on exercise of share options	5,763	2,414

For 2005, a total of US$8,024,100 (2004: US$4,190,900) was attributable to the highest paid director in respect of the aggregate amounts disclosed in the above table, including gains made on exercise of share options. The accrued pension entitlement for the highest paid director was US$712,100 (2004: US$712,400).
     The aggregate remuneration incurred by Rio Tinto plc in respect of its directors was US$12,270,000 (2004: US$7,756,000).
     There were no pension contributions.
     The aggregate remuneration, including pension contributions and other retirement benefits, incurred by Rio Tinto Limited in respect of its directors was US$3,372,000 (2004: US$4,794,000). The aggregate pension contribution to defined contribution plans was US$58,000 (2004: US$87,000 to defined contribution plans). The previously reported figure of US$668,982 included contributions to defined benefits plans.
     During 2005, three directors (2004: four) accrued retirement benefits under defined benefit arrangements, and one director (2004: two) accrued retirement benefits under defined contribution arrangements.
     Shares awarded last year in respect of the MCCP 2001 performance periods vested after the latest practicable date for inclusion in the 2004 Annual report and financial statements and the value of awards provided therein were therefore estimated based on a share price of 1,687p for Rio Tinto plc shares. The actual share price on 21 February 2005 when the awards vested was 1,759p and the above 2005 figures for long term incentive plans have included this adjustment. Further details are given in the Remuneration report on page 76.
     Emoluments included in the table above have been translated from local currency at the average rate for the year with the exception of bonus payments which, together with amounts payable under long term incentive plans, have been translated at the year end rate.
     More detailed information concerning directors’ remuneration, shareholdings and options is shown in the Remuneration report, including Tables 1 to 5, on pages 72 to 77.

     Aggregate compensation, representing the expense recognised under EU IFRS, of the Group’s key management, including directors, was as follows:

	2005	2004
	US$’000	US$’000

Short term employee benefits and costs	19,500	22,150
Post-employment benefits	2,256	2,301
Other long term benefits	–	1,325
Termination benefits	1,129	–
Share based payments	11,816	9,988

	34,701	35,764

More detailed information concerning the remuneration of key management is shown in the Remuneration report including Tables 1 to 5 on pages 72 to 77.

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2005	NOTES TO THE 2005 FINANCIAL STATEMENT

Notes to the 2005 financial statements continued

44 AUDITORS’ REMUNERATION
	2005	2004
	US$m	US$m

Group Auditors’ remuneration (a)
Audit services
Statutory audit	7.5	6.0
Audit-related regulatory reporting (b)	5.5	3.4

	13.0	9.4

Further assurance services (c)	0.2	0.2
Tax services (d)
Compliance	0.9	1.0
Advisory	0.7	0.8
Other services	0.7	0.1

	2.5	2.1

	15.5	11.5
Remuneration payable to other accounting firms (e)
Statutory audit	0.2	0.4
Tax services	3.1	3.0
Internal audit	1.9	1.8
Other services (f)	12.3	5.9

	17.5	11.1

	33.0	22.6

(a)	The audit fees payable to PricewaterhouseCoopers, the Group Auditors, are reviewed by the Audit committee. The committee sets the policy for the award of non audit work to the auditors and reviews the nature and extent of such work, and the amount of the related fees, to ensure that independence is maintained. The fees disclosed above consolidate all payments made to PricewaterhouseCoopers by the Companies and their subsidiaries together with the Group’s share of the payments made by jointly controlled assets.
(b)	‘Audit related regulatory reporting’ includes the audit of employee benefit plans, consultation regarding the application of accounting principles and work performed in connection with the Group’s preparation for Section 404 of the Sarbanes-Oxley Act.
(c)	‘Further assurance services’ includes due diligence for potential business acquisitions and disposals.
(d)	‘Tax services’ includes tax compliance, involving the preparation or review of returns for corporation, income, sales and excise taxes; advice on acquisitions and transfer pricing and dealing with tax returns for expatriates.
(e)	‘Remuneration payable to other accounting firms’ does not include fees for similar services payable to suppliers of consultancy services other than accountancy firms.
(f)	‘Other Services’ payable to other accounting firms includes work performed in connection with the Group’s preparation for Section 404 of the Sarbanes-Oxley Act and other consultancy and advisory services.
(g)	Amounts payable to PricewaterhouseCoopers for non audit work for the Group’s UK companies, including audit related regulatory reporting, were US$2.3 million (2004: US$1.7 million) and for the Group’s Australian companies were US$3.5 million (2004: US$2.1 million).

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NOTES TO THE 2005 FINANCIAL STATEMENTS	2005

45   RELATED PARTY TRANSACTIONS

Information about material related party transactions of the Rio Tinto Group is set out below:

Subsidiary companies and jointly controlled assets
Details of investments in principal subsidiary companies are disclosed in Note 38.
Information relating to jointly controlled assets can be found in Note 41.

Jointly controlled entities and associates
Transactions and balances with jointly controlled entities and associates are summarised below. Purchases relate largely to amounts charged by jointly controlled entities for toll processing of bauxite and alumina. Sales relate largely to charges for supply of coal to jointly controlled marketing entities for onsale to third party customers.

	2005	2004
Income statement items	US$m	US$m

Purchases from jointly controlled entities and associates	(1,259)	(1,078)
Sales to jointly controlled entities and associates	1,296	692

Balance sheet items	US$m	US$m

Investments in jointly controlled entities and associates	1,829	2,016
Loans to jointly controlled entities	159	176
Loans from jointly controlled entities	(14)	(75)
Trade and other receivables: amounts due from jointly controlled entities and associates	530	734
Trade and other payables: amounts due to jointly controlled entities and associates	(199)	(601)

Cash flow statement items	US$m	US$m

Repayment of loans by jointly controlled entities	17	9

Pension funds
Information relating to pension fund arrangements is disclosed in Note 49.

Directors and key management
Details of directors’ and key management remuneration are set out in Note 43 and in the remuneration report on page 72 to 77.

46   EXCHANGE RATES IN US$

The principal exchange rates used in the preparation of the 2005 financial statements are:

	Annual average		Year end
	2005	2004	2005	2004

Sterling	1.82	1.83	1.73	1.93
Australian dollar (a)	0.76	0.73	0.73	0.78
Canadian dollar	0.83	0.77	0.86	0.83
South African rand	0.157	0.155	0.158	0.177

(a)	The Australian dollar exchange rates given above are based on the Hedge Settlement Rate set by the Australian Financial Markets Association.

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2005	NOTES TO THE 2005 FINANCIAL STATEMENTS

Notes to the 2005 financial statements continued

47   BOUGAINVILLE COPPER LIMITED (‘BCL’)

The Panguna mine remains shut down. Access to the mine site has not been possible and an accurate assessment of the condition of the assets cannot be determined. Considerable funding would be required to recommence operations to the level which applied at the time of the mine’s closure in 1989 and these funding requirements cannot be forecast accurately. The directors do not have access to reliable, verifiable or objective information on BCL and the directors have therefore decided not to consolidate BCL information in the financial statements. BCL reported a net profit of nil for the financial year (2004: profit of US$0.6 million). This is based upon actual transactions for the financial year. The aggregate amount of capital and reserves reported by BCL as at 31 December 2005 was US$112 million (2004: US$106 million). The Group owns 214,887,966 shares in BCL, representing 53.6 per cent of the issued share capital. The investment of US$195 million was impaired in 1991. At 31 December 2005, the market value of the shareholding in BCL based on the quoted share price was US$102 million.

48   SHARE BASED PAYMENTS

At 31 December 2005, Rio Tinto plc and Rio Tinto Limited have a number of share based payment plans, which are described below. These plans have been accounted for in accordance with the fair value recognition provisions of IFRS 2, ‘Share based Payments’, which means that IFRS 2 has been applied to all grants of employee share based payments that had not vested as at 1 January 2004.
     The compensation cost and related liability that have been recognised for Rio Tinto’s share based compensation plans are set out in the table below.

	Expense		Liability at end
	recognised for		of year
	the year
	2005	2004	2005	2004
	US$m	US$m	US$m	US$m

Fixed share option plan
– Rio Tinto plc	4	3	–	–
– Rio Tinto Limited	6	4	–	–

Performance based share option plan
– Rio Tinto plc	9	14	–	–
– Rio Tinto Limited	5	8	–	–

Employee share purchase plan
– Rio Tinto plc	2	2	–	–
– Rio Tinto Limited	–	–	–	–

Performance based share plan
– Rio Tinto plc	13	5	23	13
– Rio Tinto Limited	9	4	16	8

Total	48	40	39	21

Lattice-based option valuation model
The fair value of share options is estimated as at the date of grant using a lattice based option valuation model. The significant assumptions used in the valuation model are disclosed below. Expected volatilities are based on the historical volatility of Rio Tinto’s share returns under the UK and Australian listings. Historical data were used to estimate employee turnover rates within the valuation model. Under the Fixed Share Option Plans and the Performance Based Share Option Plans, it is assumed that after options have vested, 20 per cent p.a. of participants will exercise their options when the market price is at least 20 per cent above the exercise price of the option. The implied lifetime of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The risk free rate used in the valuation model is equal to the yield available on UK and Australian zero coupon government bonds (for plc and Limited options respectively) at the date of grant with a term equal to the expected term of the options.

Fixed share option plans
The Rio Tinto Share Savings Plan is open to all employees. Employees who participate save a fixed amount from pay to a savings account for a term of between two and five years (depending on their location of employment and local legislation). At the end of the savings term, the employees have a choice of using the money to buy shares in the Company, withdrawing the money, or a combination of both. The option to buy shares is based on a fixed exercise price which is equal to the market price of the Company’s shares on the day of grant less a 15 or 20 per cent discount depending on location. The awards are settled in equity.
     The fair value of each award on the day of grant was estimated using a lattice-based option valuation model, including allowance for the exercise price being at a discount to market price. The key assumptions used in the valuation are noted in the following table.

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NOTES TO THE 2005 FINANCIAL STATEMENTS	2005

48 SHARE BASED PAYMENTS CONTINUED
	Risk-free	Expected	Dividend	Employee	Implied
	interest	volatility	yield	turnover	option
	rate			rate	lifetime
	%	%	%	%	(years)

Awards made in 2005
– Rio Tinto plc	4.2	32.0	1.9	10.0	2.0-5.2
– Rio Tinto Limited	5.3	26.0	1.8	10.0	3.2-5.2

Awards made in 2004
– Rio Tinto plc	4.7-4.8	32.0	2.3	10.0	2.2-5.4
– Rio Tinto Limited	5.3-5.4	26.0	2.3	10.0	3.4-5.4

A summary of the status of the Companies’ share savings plans at 31 December 2005, and changes during the year ended 31 December 2005, is presented below.

Rio Tinto plc – share savings plan
	2005	2005	2004	2004
	Number	Weighted	Number	Weighted
		average		average
		exercise		exercise
		price		price
		£		£

Options outstanding at 1 January	1,709,069	10.11	1,995,504	8.63
Granted	393,275	16.64	412,785	11.40
Forfeited	(32,350)	10.25	(121,112)	9.64
Exercised	(334,750)	9.32	(527,641)	5.74
Cancellations	(70,027)	10.98	(15,773)	10.09
Expired	(40,725)	9.13	(34,694)	8.41

Options outstanding at 31 December	1,624,492	11.84	1,709,069	10.11

Weighted average grant date fair value of options granted during the year (£)		8.09		5.48
Share price at date of grant for options granted during the year (£)		22.34		15.00
Weighted average share price of options exercised during the year (£)		16.95		14.73

	Number	Weighted	Weighted	Aggregate
		average	average	intrinsic
		exercise	remaining	value
		price	contractual
			life
Options outstanding at 31 December 2005		£	(years)	£’000

Range of exercise prices
£8.00 – £12.00	1,148,660	10.13	1.9	18,856
£12.00 – £19.25	475,832	15.95	3.1	5,044

£8.00 – £19.25	1,624,492	11.84	2.2	23,900

Options exercisable at 31 December 2005

Range of exercise prices
£8.00 – £12.00	3,415	8.24	0.1	63

Options outstanding at 31 December 2004

Range of exercise prices
£7.11 – £10.00	917,888	9.09	1.5	5,713
£10.00 – £12.77	791,181	11.30	3.2	3,176

£7.11 – £12.77	1,709,069	10.11	2.3	8,889

Options exercisable at 31 December 2004

Range of exercise prices
£7.11 – £10.00	2,133	7.11	0.1	17
£10.00 – £12.77	455	10.61	0.1	2

£7.11 – £12.77	2,588	7.73	0.1	19

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2005	NOTES TO THE 2005 FINANCIAL STATEMENTS

Notes to the 2005 financial statements continued

48   SHARE BASED PAYMENTS CONTINUED

Rio Tinto Limited – share savings plan
	2005	2005	2004	2004
	Number	Weighted	Number	Weighted
		average		average
		exercise		exercise
		price		price
		A$		A$

Options outstanding at 1 January	2,680,986	27.18	2,415,421	26.71
Granted	707,144	40.92	547,052	29.04
Forfeited	(49,532)	27.31	(254,478)	26.72
Exercised	(407,195)	27.82	(27,009)	27.13
Cancellations	(131,498)	27.34	–	–
Expired	(13,604)	27.86	–	–

Options outstanding at 31 December	2,786,301	30.56	2,680,986	27.18

Weighted average grant date fair value of options granted during the year (A$)		21.62		14.10
Share price at date of grant for options granted during the year (A$)		56.50		38.85
Weighted average share price of options exercised during the year (A$)		43.83		36.32

	Number	Weighted	Weighted		Aggregate
		average	average		intrinsic
		exercise	remaining		value
		price	contractual
			life
Options outstanding at 31 December 2005		A$	(years	)	A$’000

Range of exercise prices
A$25 – A$30	2,083,994	27.07	2.02		87,386
A$35 – A$41	702,307	40.92	4.10		19,721

A$25 – A$41	2,786,301	30.56	2.55		107,107

Options outstanding at 31 December 2004

Range of exercise prices
A$25 – A$30	2,680,986	27.18	2.6		32,013

As at 31 December 2005 and 2004 there were no options exercisable under the Rio Tinto Limited share savings plan.

Performance-based share option plans
Under the Rio Tinto Share Option Plan 1998, Rio Tinto Share Plan 2004 and Rio Tinto Inland Revenue Approved Share Option Plan 2004, the Company grants selected executives and other key employees share option awards. For pre-2004 awards, vesting is contingent upon achieving increases in the Group’s earnings per share above certain predetermined target levels over a three year performance period. There is an annual retest on a three year rolling basis until options fully vest or lapse at the end of the option period. This is a non market condition under IFRS 2; as such, a best estimate of the service period (over which compensation cost is recognised) is made at the grant date and revised to reflect changes in the Group’s earnings per share and market expectations for future earnings per share growth. For awards granted prior to 2004, the fair value is calculated assuming the performance conditions will be achieved. If such conditions are not met, the previously recognised compensation cost is then reversed.
     For awards granted from 2004, vesting is contingent on the Group’s Total Shareholder Return (“TSR”) equalling or outperforming that of the HSBC Global Mining Index over a three year period. Vesting is based on a sliding scale with zero vesting for performance below the index up to full vesting for performance of five per cent p.a. above the index. For grants made before the end of 2006, a single fixed base retest will be made five years after the date of the grant. No retest will be made for grants made after 2006. These “market conditions” have been incorporated in the measurement of fair value for these awards by modelling the correlation between Rio Tinto’s TSR and that of the index. The relationship between Rio Tinto’s TSR and the index was simulated many thousands of times to derive a distribution which, in conjunction with the lattice based option valuation model, was used to determine the fair value of the options.
     The Group has a policy of settling these awards in equity, although the directors at their discretion can offer a cash alternative. The awards are accounted for in accordance with the requirements applying to equity-settled share-based payment transactions.

150	Rio Tinto 2005 Annual report and financial statements

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NOTES TO THE 2005 FINANCIAL STATEMENTS	2005

48   SHARE BASED PAYMENTS CONTINUED

The exercise price of each option, which has a 10-year life, is equal to the average market price of the relevant Company’s shares over a five working day period prior to the date of grant. The fair value of each option grant was estimated as at the date of grant using the lattice based option valuation model. The key assumptions are noted in the following table.

	Risk-free	Expected	Dividend	Employee	Implied
	interest	volatility	yield	turnover	option
	rate	rate	lifetime	rate	lifetime
	%	%	%	%	(years	)

Awards made in 2005
– Rio Tinto plc	4.9	32.0	2.2	3.0	5.5
– Rio Tinto Limited	5.6	26.0	2.1	3.0	6.2

Awards made in 2004
– Rio Tinto plc	4.9	32.0	3.0	5.0	4.7
– Rio Tinto Limited	5.7	26.0	2.8	5.0	5.0

A summary of the status of the Companies’ performance based share option plans at 31 December 2005, and changes during the year ended 31 December 2005, is presented below.
Rio Tinto plc – share option plan
	2005	2005	2004	2004
	Number	Weighted	Number	Weighted
		average		average
		exercise		exercise
		price		price
		£		£

Options outstanding at 1 January	8,053,292	12.33	7,662,925	11.93
Granted	979,593	18.26	1,134,053	13.29
Forfeited	(71,312)	14.96	(159,423)	13.09
Exercised	(2,671,418)	11.80	(584,263)	8.69

Options outstanding at 31 December	6,290,155	13.45	8,053,292	12.33

Weighted average fair value of options granted during the year (£)		4.09		2.81
Share price at date of grant for options granted during the year (£)		18.25		12.76
Weighted average share price of options exercised during the year (£)		20.37		15.22

	Number	Weighted	Weighted	Aggregate
		average	average	intrinsic
		exercise	remaining	value
		price	contractual
			life
Options outstanding at 31 December 2005		£	(years)	£’000

Range of exercise prices
£8 – £13	3,356,613	11.80	5.9	49,496
£13 – £19	2,933,542	15.34	7.8	32,894

£8 – £19	6,290,155	13.45	6.8	82,390

Options exercisable at 31 December 2005

Range of exercise prices
£8 – £13	1,555,907	10.85	4.4	24,430
£13 – £19	976,208	14.59	6.2	11,679

£8 – £19	2,532,115	12.29	5.1	36,109

Options outstanding at 31 December 2004

Range of exercise prices
£8 – £10	1,742,875	8.95	4.6	11,082
£12 – £15	6,310,417	13.27	7.6	12,899

£8 – £15	8,053,292	12.33	6.9	23,981

Options exercisable at 31 December 2004

Range of exercise prices
£8 – £10	1,308,908	8.72	4.4	8,627
£12 – £15	1,626,166	12.66	6.2	4,316

£8 – £15	2,935,074	10.90	5.4	12,943

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2005	NOTES TO THE 2005 FINANCIAL STATEMENTS

Notes to the 2005 financial statements continued

48 SHARE BASED PAYMENTS CONTINUED

Rio Tinto Limited – share option plan	2005	2005	2004	2004
	Number	Weighted	Number	Weighted
		average		average
		exercise		exercise
		price		price
		A$		A$

Options outstanding at 1 January	4,073,599	34.24	3,602,137	33.58
Granted	669,731	47.04	796,683	34.41
Forfeited	(48,880)	37.60	(128,613)	34.91
Exercised	(734,978)	35.30	(196,608)	22.25

Options outstanding at 31 December	3,959,472	36.17	4,073,599	34.24

Weighted average fair value of options granted during the year (A$)		8.93		6.17
Share price at date of grant for options granted during the year (A$)		46.89		33.17
Weighted average share price of options exercised during the year (A$)		49.86		38.28

	Number	Weighted	Weighted	Aggregate
		average	average	intrinsic
		exercise	remaining	value
		price	contractual
			life
Options outstanding at 31 December 2005		A$	(years)	A$'000

Range of exercise prices
A$23 – A$30	235,639	23.68	3.7	10,680
A$30 – A$40	3,062,992	34.78	6.8	104,804
A$40 – A$48	660,841	47.04	9.2	14,512

A$23 – A$48	3,959,472	36.17	7.1	129,996

Options exercisable at 31 December 2005

Range of exercise prices
A$23 – A$30	235,639	23.68	3.7	10,680
A$30 – A$40	1,162,922	36.49	5.7	37,806

A$23 – A$40	1,398,561	34.33	5.4	48,486

Options outstanding at 31 December 2004

Range of exercise prices
A$20 – A$25	309,660	23.67	4.8	4,785
A$30 – A$40	3,763,939	35.11	7.7	15,086

A$20 – A$40	4,073,599	34.24	7.4	19,871

Options exercisable at 31 December 2004

Range of exercise prices
A$20 – A$25	227,337	23.52	4.6	3,546
A$30 – A$40	890,338	33.01	6.2	5,439

A$20 – A$40	1,117,675	31.08	5.9	8,985

152	Rio Tinto 2005 Annual report and financial statements

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NOTES TO THE 2005 FINANCIAL STATEMENTS	2005

48 SHARE BASED PAYMENTS CONTINUED

Rio Tinto plc – executive share option scheme	2005	2005	2004	2004
	Number	Weighted	Number	Weighted
		average		average
		exercise		exercise
		price		price
		£		£

Options outstanding at 1 January	–	–	23,000	8.61
Exercised	–	–	(23,000)	8.61

Options outstanding at 31 December	–	–	–	–

Number of options exercisable at year end	–	–	–	–
Estimated weighted average share price of options exercised during the year (£)		–		14.19

As at 31 December 2005, Rio Tinto plc had no performance options outstanding under the 1985 Executive Share Option Scheme.

Employee share purchase plan
The Rio Tinto Share Ownership Plan is a UK Inland Revenue approved share incentive plan which was approved by Rio Tinto plc shareholders at the 2001 annual general meeting and introduced in 2002. Under this plan, eligible employees may save up to £125 per month, which the plan administrator invests in Rio Tinto plc shares (‘Partnership’ Shares). Rio Tinto matches these purchases on a one for one basis (‘Matching’ Shares). In addition, eligible employees can receive an annual award of Rio Tinto shares up to a maximum of five per cent of salary, subject to a cap of £3,000 (‘Free’ Shares).
     The fair values of awards of Matching and Free Shares made by Rio Tinto are taken to be the market value of the shares on the date of purchase. The minimum service requirement for employees to benefit from Matching Shares is one year after they are awarded; there is no minimum service requirement to be able to benefit from the award of Free Shares. For accounting purposes, both Matching and Free Shares are assumed to vest immediately. These awards are settled in equity.
     A summary of the shares awarded under the Company’s employee share purchase plan during the year ended 31 December 2005 is presented below.
Rio Tinto plc – share ownership plan
	2005	2005	2004	2004
	Number	Weighted	Number	Weighted
		average		average
		share		share
		price		price
		£		£

Matching shares	14,040	18.68	19,164	13.99
Free shares	39,460	15.57	48,262	12.53

Total	53,500	16.39	67,426	12.95

		£’000s		£’000s

Total fair value of shares vested during the year		877		873

Performance-based share plans
The mining companies comparative plan is a long term performance share incentive plan which was approved by shareholders at the 1998 and 2004 annual general meetings. Under this plan, eligible senior executives and other key employees are annually awarded a conditional right to receive shares. These rights only vest if the performance conditions approved by the Remuneration committee are satisfied. The current performance condition compares Rio Tinto’s TSR against a comparator group of 15 other international mining companies over a four year period. For executive directors and product group CEOs, vesting is based on a sliding scale from zero vesting for TSR performance below that of the company ranked eighth in the comparator group, up to 150 per cent vesting for first or second place TSR performance. A different scale applies for other employees. Awards are released to participants in the form of shares or an equivalent amount in cash, as selected by the participant. For executive directors and product group CEOs, a cash payment will be made equivalent to the dividends that accrued during the vesting period in relation to awards made from 2004. The awards are accounted for in accordance with the requirements applying to cash settled share based payment transactions. If any awards are ultimately settled in shares, the liability is transferred direct to equity as the consideration for the equity instruments issued.
     The grant date fair value of the awards is taken to be the market value of the shares (including dividends expected to be payable during the vesting period) at the date of award reduced by 50 per cent for anticipated relative TSR performance. In accordance with the method of accounting for liability awards, fair values are subsequently remeasured each year to reflect the number of awards expected to vest based on the current and anticipated TSR performance. It is assumed all senior executives remain in current employment.
     A summary of the status of the Companies’ performance based share plans at 31 December 2005, and changes during the year, is presented below.

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2005	NOTES TO THE 2005 FINANCIAL STATEMENTS

Notes to the 2005 financial statements continued

48 SHARE BASED PAYMENTS CONTINUED

Rio Tinto plc – Mining Companies Comparative Plan
	2005	2005	2004	2004
	Number	Weighted	Number	Weighted
		average		average
		fair value		fair value
		at grant		at grant
		date		date
		£		£

Nonvested shares at 1 January	1,819,497	6.20	1,212,085	5.77
Granted	891,010	7.03	922,534	6.45
Forfeited	(21,532)	6.78	(41,805)	6.28
Failed performance conditions	(343,731)	5.59	(102,513)	5.12
Vested	(68,733)	6.04	(170,804)	5.12

Nonvested shares at 31 December	2,276,511	6.62	1,819,497	6.20

Weighted-average share price at vesting (£)		17.59		14.41

		£’000s		£’000s

Amount settled in equity during the year		134		208
Amount settled in cash during the year		258		2,252

Rio Tinto Limited – Mining Companies Comparative Plan
	2005	2005	2004	2004
	Number	Weighted	Number	Weighted
		average		average
		fair value		fair value
		at grant		at grant
		date		date
		A$		A$

Nonvested shares at 1 January	1,129,237	16.11	721,094	15.00
Granted	588,483	18.15	603,686	16.44
Forfeited	(12,337)	17.35	(25,270)	16.44
Failed performance conditions	(176,741)	13.21	(63,869)	12.51
Vested	(17,796)	13.41	(106,404)	12.51

Nonvested shares at 31 December	1,510,846	17.27	1,129,237	16.11

Weighted-average share price at vesting (A$)		43.89		35.83

		A$’000s		A$’000s

Amount settled in equity during the year		342		2,032
Amount settled in cash during the year		394		1,780

154	Rio Tinto 2005 Annual report and financial statements

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NOTES TO THE 2005 FINANCIAL STATEMENTS	2005

49	POST RETIREMENT BENEFITS

Description of plans
The Group operates a number of pension and post-retirement healthcare plans around the world. Some of these plans are defined contribution, but the majority are funded defined benefit plans, with assets held in separate trustee administered funds. Valuations of these plans are produced and updated annually to 31 December by independent qualified actuaries.

Pension plans
The majority of the Group’s pension obligations are in the UK, US, Canada and Australia.
     In the UK, the main pension arrangement is the Rio Tinto Pension Fund, a funded tax approved plan. The plan has defined benefit and defined contribution sections; the defined benefit section of the plan gives benefits related to final average pay and was closed to new entrants on 1 April 2005. New employees are admitted to the defined contribution section.
     In Australia, the Rio Tinto Staff Superannuation Fund is the only significant plan. This plan principally contains defined contribution liabilities but also has defined benefit liabilities. The defined benefits are linked to final average pay and are typically paid in lump sum form.
     A number of defined benefit pension plans are sponsored by the US and Canadian entities, typically with separate provision for salaried and hourly paid staff. Benefits for salaried staff include benefits linked to final average pay and benefits determined according to an accumulated cash balance. Benefits for hourly paid staff are reviewed in negotiation with unions.
     The Group also operates a number of unfunded defined benefit plans, which are included in the figures below.

Post retirement healthcare plans
Certain subsidiaries of the Group, mainly in the US and Canada, provide health and life insurance benefits to retired employees and in some cases to their beneficiaries and covered dependants. Eligibility for cover is dependent upon certain age and service criteria. These arrangements are unfunded.

Plan assets
The proportions of the total assets in the pension plans for each asset class were:
	UK	Australia	US	Canada	Other	Total
					(mainly
					Africa)

At 31 December 2005
Equities	69.3%	65.2%	66.4%	64.9%	58.0%	66.4%
Bonds	24.8%	24.0%	18.6%	32.1%	12.1%	24.5%
Property	0.0%	5.8%	8.2%	0.0%	0.0%	2.8%
Other	5.9%	5.0%	6.8%	3.0%	29.9%	6.3%

	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

At 31 December 2004
Equities	68.2%	66.4%	66.3%	64.5%	54.8%	66.2%
Bonds	27.1%	23.3%	22.3%	34.2%	6.8%	25.7%
Property	0.0%	6.6%	6.9%	0.0%	0.0%	2.8%
Other	4.7%	3.7%	4.5%	1.3%	38.4%	5.3%

	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

At 31 December 2003
Equities	69.5%	66.5%	65.5%	63.5%	42.2%	65.7%
Bonds	27.1%	24.4%	22.5%	33.5%	7.9%	26.0%
Property	0.0%	5.8%	7.0%	0.0%	0.0%	2.5%
Other	3.4%	3.3%	5.0%	3.0%	49.9%	5.8%

	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

The plans do not invest directly in property occupied by the Group or in the Group’s own financial instruments.

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2005	NOTES TO THE 2005 FINANCIAL STATEMENTS

Notes to the 2005 financial statements continued

49	POST RETIREMENT BENEFITS CONTINUED

Main assumptions (rates per annum)
The main assumptions for the valuations of the plans are set out below:
	UK	Australia (a)	US	Canada	Other
					(mainly
					Africa) (b)

At 31 December 2005
Rate of increase in salaries	4.8%	4.8%	3.9%	4.3%	6.5%
Rate of increase in pensions	2.8%	2.8%	–	–	4.5%
Discount rate	4.8%	4.4%	5.6%	4.8%	7.3%
Inflation	2.8%	2.8%	2.4%	2.6%	4.5%

At 31 December 2004
Rate of increase in salaries	4.9%	4.7%	4.2%	4.4%	6.0%
Rate of increase in pensions	2.9%	2.7%	–	–	4.0%
Discount rate	5.3%	4.5%	5.6%	5.6%	8.5%
Inflation	2.9%	2.7%	2.7%	2.7%	4.0%

At 31 December 2003
Rate of increase in salaries	4.8%	4.0%	4.0%	4.0%	6.5%
Rate of increase in pensions	2.8%	2.5%	–	–	4.5%
Discount rate	5.4%	4.8%	5.9%	6.1%	9.0%
Inflation	2.8%	2.5%	2.5%	2.3%	4.5%

The main financial assumptions used for the healthcare plans, which are predominantly in the US, were: discount rate: 5.6 per cent (2004: 5.6 per cent, 2003: 5.9 per cent), medical trend rate: 9.4 per cent reducing to 4.9 per cent by the year 2011 (2004: 10.7 per cent, reducing to 5.2 per cent by the year 2011, 2003: 11.5 per cent reducing to 5.0 per cent by the year 2011), claims cost based on individual company experience.
For both the pension and healthcare arrangements the post-retirement mortality assumptions allow for future improvements in mortality. The mortality tables used for the main arrangements imply that a male aged 60 at the balance sheet date has an expected future lifetime of 24 years (2004: 24 years).

	UK	Australia (a)	US	Canada	Other
					(mainly
					Africa) (b)

Long term rate of return expected at 31 December 2005 (c)
Equities	7.3%	6.8%	6.9%	7.1%	9.0%
Bonds	4.3%	4.6%	4.9%	4.3%	7.3%
Property	5.7%	5.6%	5.7%	5.6%	8.2%
Other	4.0%	3.2%	3.4%	3.6%	5.5%

Long term rate of return expected at 31 December 2004
Equities	7.9%	7.2%	7.7%	7.7%	9.0%
Bonds	4.8%	4.7%	5.1%	5.1%	8.5%
Property	6.2%	5.9%	6.3%	6.3%	8.8%
Other	4.5%	3.2%	3.7%	4.0%	5.0%

Long term rate of return expected at 31 December 2003
Equities	7.8%	7.0%	7.5%	7.3%	9.5%
Bonds	5.0%	5.1%	5.4%	5.2%	8.5%
Property	6.4%	6.1%	6.3%	6.3%	8.5%
Other	4.6%	3.1%	3.5%	3.3%	5.6%

(a)	The rate of return on investments and discount rate assumed for Australia is after tax.
(b)	The assumptions vary by location for the ‘Other’ plans. Assumptions shown are for Africa.

(c)	The expected rates of return shown have been reduced to allow for plan expenses.

The expected rate of return on pension plan assets is determined as management’s best estimate of the long term returns of the major asset classes – equities, bonds, property and other – weighted by the actual allocation of assets among the categories at the measurement date. The expected rate of return is calculated using geometric averaging.
     The sources used to determine management’s best estimate of long term returns are numerous and include country specific bond yields, which may be derived from the market using local bond indices or by analysis of the local bond market, and country specific inflation and investment market expectations derived from market data and analysts’ or governments’ expectations as applicable.

156	Rio Tinto 2005 Annual report and financial statements

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NOTES TO THE 2005 FINANCIAL STATEMENTS	2005

49	POST RETIREMENT BENEFITS CONTINUED

Total expense recognised in the income statement
			2005	2004
	Pension	Other	Total	Total
	benefits	benefits	US$m	US$m

Current employer service cost for Defined Benefits (“DB”)	(80)	(10)	(90)	(80)
Current employer service cost for Defined Contribution benefits within DB plans	(69)	–	(69)	(53)
Current employer service cost for Defined Contribution plans	(13)	–	(13)	(11)
Interest cost	(280)	(28)	(308)	(286)
Expected return on assets	306	–	306	263
Past service cost	(1)	–	(1)	(19)
Gains on curtailment and settlement	8	–	8	35

Total expense	(129)	(38)	(167)	(151)

The above expense is included as an employee cost within net operating costs.
The curtailment and settlement gain in 2005 primarily reflects a refund of surplus in Canada, which was recognised as a settlement during the year.

Total amount recognised in the Statement of Recognised Income and Expense
	2005	2004
	US$m	US$m

Actuarial gain/(loss)	178	(203)

Cumulative amount recognised in the Statement of Recognised Income and Expense at 31 December	(25)	(203)

Surpluses/(deficits) in the plans
The following amounts were measured in accordance with IAS 19:

At 31 December 2005	UK	Australia	US	Canada	Other	Total	Healthcare	Total
						pensions
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Total fair value of plan assets	1,809	1,425	730	931	220	5,115	–	5,115
Present value of obligations – funded	(1,656)	(1,423)	(847)	(1,198)	(191)	(5,315)	–	(5,315)
Present value of obligations – unfunded	(21)	–	(41)	(47)	(15)	(124)	(472)	(596)

Present value of obligations – Total	(1,677)	(1,423)	(888)	(1,245)	(206)	(5,439)	(472)	(5,911)

Aggregate surplus/(deficit) in the plans	132	2	(158)	(314)	14	(324)	(472)	(796)

Comprising:
– Deficits	(21)	(2)	(165)	(320)	(16)	(524)	(472)	(996)

– Surpluses	153	4	7	6	30	200	–	200

At 31 December 2004	UK	Australia	US	Canada	Other	Total	Healthcare	Total
						pensions
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Total fair value of plan assets	1,772	1,283	690	824	208	4,777	–	4,777
Present value of obligations – funded	(1,741)	(1,286)	(827)	(1,092)	(172)	(5,118)	–	(5,118)
Present value of obligations – unfunded	(19)	–	(41)	(37)	(12)	(109)	(540)	(649)

Present value of obligations – Total	(1,760)	(1,286)	(868)	(1,129)	(184)	(5,227)	(540)	(5,767)

Aggregate surplus/(deficit) in the plans	12	(3)	(178)	(305)	24	(450)	(540)	(990)

Comprising:
– Deficits	(20)	(7)	(182)	(310)	(10)	(529)	(540)	(1,069)

– Surpluses	32	4	4	5	34	79	–	79

The surplus amounts shown above are included in the balance sheet as Trade and Other Receivables. Deficits are included within Provisions.

Contributions to plans
Group contributions: 2005	–	76	40	57	7	180	26	206
Group contributions: 2004	–	65	38	38	10	151	26	177

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2005	NOTES TO THE 2005 FINANCIAL STATEMENTS

Notes to the 2005 financial statements continued

49   POST RETIREMENT BENEFITS CONTINUED

The contributions shown include US$8 million (2004: US$7 million) for plans providing purely defined contribution benefits. These contributions are charged against profits, and included in the figures for ‘current service cost’ shown above. In addition, contributions of US$12 million (2004: US$11 million) were made to 401(k) plans in the US. Contributions of US$5 million (2004: US$4 million) were made to an industry wide arrangement that is principally defined contribution in nature. This arrangement, which has defined benefit assets of approximately US$20 million, exposes the participating entities to actuarial risks associated with the current and former employees of other entities, with the result that there is no consistent and reliable basis for allocating the obligation, plan assets and cost to individual entities participating in the plan. Consequently, this plan has been accounted for as a defined contribution plan. Surpluses or deficits in this arrangement are not expected to have a material effect on the Group.
     In relation to pensions, there are currently no significant regular employer or employee contributions to the UK plans. The next formal valuation of the Rio Tinto Pension Fund is due on 31 March 2006, after which contributions into the Fund may be required. Contributions are made to the main Australian plan according to the recommendation of the plan actuary and are primarily to a mixed defined benefit/defined contribution arrangement (included in the above figures). In North America, contributions are agreed annually in nominal terms. Whilst contributions for 2006 are yet to be determined, contributions in the UK, Australia and Africa are expected to be broadly in line with 2005 contributions. Contributions for 2006 are expected to be around US$20 million higher than in 2005 for Canadian plans and around US$40 million lower than in 2005 for US plans. Healthcare plans are unfunded and contributions for future years will be equal to benefit payments and therefore cannot be predetermined.

Movements in the present value of the defined benefit obligation and in the fair value of assets
The amounts shown below include, where appropriate, 100 per cent of the costs, contributions, gains and losses in respect of employees who participate in the plans and who are employed in operations that are proportionally consolidated or equity accounted. Consequently, the costs, contributions, gains and losses do not correspond directly to the amounts disclosed above in respect of the Group. Pure defined contribution plans and industry-wide plans are excluded from the movements below.

			2005	2004
	Pension	Other	Total	Total
	benefits	benefits	US$m	US$m

Change in present value of obligation:
Present value of obligation at start of the year	(5,227)	(540)	(5,767)	(4,867)
Current employer service cost	(164)	(10)	(174)	(148)
Interest cost	(280)	(28)	(308)	(286)
Contributions by plan participants	(35)	–	(35)	(27)
Experience gain	47	92	139	(148)
Changes in actuarial assumptions loss	(167)	(13)	(180)	(429)
Benefits paid	322	26	348	297
Subsidiaries sold	–	–	–	7
Inclusion of new arrangements	–	–	–	(40)
Past service cost	(1)	–	(1)	(19)
Settlement gain	8	–	8	35
Currency exchange rate gain/(loss)	58	1	59	(142)

Present value of obligation at end of the year	(5,439)	(472)	(5,911)	(5,767)

Experience gains and (losses) on obligations: (ie variances between the estimate of obligations and the subsequent outcome) (US$m)			139	(148)
As a percentage of the present value of the obligations			2%	–3%

Change in assumptions
Loss (US$m)			(180)	(429)

			2005	2004
	Pension	Other	Total	Total
	benefits	benefits	US$m	US$m

Change in plan assets:
Fair value of plan assets at the start of the year	4,777	–	4,777	4,053
Expected return on plan assets	306	–	306	263
Actuarial gain on plan assets	223	–	223	387
Contributions by plan participants	35	–	35	27
Contributions by employer	181	26	207	184
Benefits paid	(322)	(26)	(348)	(297)
Inclusion of new arrangements	–	–	–	40
Assets refunded to the employer	(12)	–	(12)	–
Currency exchange rate (loss)/gain	(73)	–	(73)	120

Fair value of plan assets at the end of the year	5,115	–	5,115	4,777

Actual return on plan assets			529	650
Difference between the expected and actual return on plan assets:
Gain/(loss) (US$m)			223	387
As a percentage of plan assets			4%	8%

158	Rio Tinto 2005 Annual report and financial statements

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NOTES TO THE 2005 FINANCIAL STATEMENTS	2005

49   POST RETIREMENT BENEFITS CONTINUED

Post-retirement healthcare – sensitivity to changes in assumptions
An increase of one per cent in the assumed medical cost trend rates would increase the aggregate of the current service cost and interest cost components of the post-retirement healthcare expense by US$6 million (2004: US$6 million), and increase the benefit obligation for these plans by US$67 million (2004:US$66 million). A decrease of one per cent in the assumed medical cost trend rates would decrease the aggregate of the current service cost and interest cost components of the post-retirement healthcare expense by US$5 million (2004:US$5 million), and decrease the benefit obligation for these plans by US$56 million (2004: US$54 million).

50   RECONCILIATION OF PROFIT FOR 2004 AND SHAREHOLDERS’ EQUITY UNDER UK GAAP TO EU IFRS

The previously published financial statements for the year ended 31 December 2004 were reported under UK GAAP. The analysis below shows a reconciliation of shareholders’ equity and profit as reported under UK GAAP, as at 31 December 2004, to the revised shareholders’ equity and profit under IFRS as reported in these financial statements. In addition, there is a reconciliation of shareholders’ equity under UK GAAP to IFRS at the transition date for this Group, being 1 January 2004.

	Attributable	Outside	Total
	to	interests
	shareholders
	of Rio Tinto
Reconciliation of profit for the year ended 31 December 2004	US$m	US$m	US$m

Profit under UK GAAP	2,813	(58)	2,755
Increase/(decrease) net of tax in respect of:
Reversal of goodwill amortisation	77	–	77
Post retirement benefits	25	2	27
Share based payments	(27)	–	(27)
Deferred tax	(7)	–	(7)
Profit on disposal of interests in businesses (including investments)	262	–	262
Exchange gains/(losses) on net debt and intragroup balances	159	12	171
Mark to market of derivatives	12	–	12
Other	(17)	(9)	(26)

Profit under EU IFRS	3,297	(53)	3,244

	Attributable	Outside	Total
	to	interests
	shareholders
	of Rio Tinto
Reconciliation of shareholders’ equity at 1 January 2004 (date of transition to IFRS)	US$m	US$m	US$m

Under UK GAAP	10,037	1,003	11,040
Increase/(decrease) net of tax in respect of:
Deferred tax	(885)	(108)	(993)
Post retirement benefits	(659)	(66)	(725)
Dividends	469	–	469
Exchange differences on capital expenditure hedges	93	–	93
Mark to market of derivative contracts	139	–	139
Other	6	(6)	–

Under EU IFRS	9,200	823	10,023

Reconciliation of shareholders’ equity at 31 December 2004

Under UK GAAP	12,584	936	13,520
Increase/(decrease) net of tax in respect of:
Deferred tax	(899)	(114)	(1,013)
Post retirement benefits	(764)	(91)	(855)
Dividends	626	–	626
Exchange differences on capital expenditure hedges	162	–	162
Goodwill	74	–	74
Mark to market of derivative contracts	99	3	102
Other	(5)	(20)	(25)

Under EU IFRS	11,877	714	12,591

Explanations of differences between UK GAAP and EU IFRS giving rise to adjustments in the reconciliations
The Group’s transition date for IFRS was 1 January 2004. The principal differences between UK GAAP and EU IFRS impacting on the Groups’ financial statements are explained as follows.

Reversal of goodwill amortisation
The systematic amortisation of goodwill under UK GAAP, by an annual charge to the profit and loss account, ceased under IFRS. The carrying value of goodwill is subject to annual impairment reviews.

Rio Tinto 2005 Annual report and financial statements	159

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2005	NOTES TO THE 2005 FINANCIAL STATEMENTS

Notes to the 2005 financial statements continued

50   RECONCILIATION OF PROFIT FOR 2004 AND SHAREHOLDERS’ EQUITY UNDER UK GAAP TO EU IFRS CONTINUED

Post-retirement benefits
Under UK GAAP, the Group applied SSAP 24, Accounting for Pension Costs, under which post retirement benefit surpluses and deficits were spread over the expected average remaining service lives of relevant current employees. Under IAS 19 the basis of calculating the surplus or deficit differs from SSAP 24. In addition, IAS 19 permits three alternative ways in which the surplus or deficit can be recognised. The Group has chosen to recognise actuarial gains and losses directly in shareholders’ equity via the Statement of Recognised Income and Expense (SORIE). The annual service cost and net financial income on the assets and liabilities of the Group’s post retirement benefit plans are recognised through earnings.

Share based payments
Under UK GAAP, no cost was recognised in respect of the Group’s share option schemes. IFRS requires the economic cost of share option plans to be recognised by reference to fair value on the grant date and charged to the income statement over the expected vesting period.

Deferred tax on fair value adjustments arising on acquisitions
IFRS requires deferred tax to be recognised on all fair value adjustments, other than those recorded as goodwill. The profit under IFRS will benefit as the additional deferred tax provisions are released to the Income Statement in line with the amortisation of the related fair value adjustments.
     For acquisitions prior to 1 January 2004, the increase in deferred tax provisions was reflected as a reduction in opening shareholders’ equity. For acquisitions after 1 January 2004, these additional deferred tax provisions are offset by increases to the value of goodwill or other acquired assets.

Deferred tax on unremitted earnings
Under UK GAAP, tax was only provided on unremitted earnings to the extent that dividends were accrued or if there was a binding agreement for the distribution of earnings at the reporting date. Under IFRS, full provision must be made for tax arising on unremitted earnings from subsidiaries, joint ventures and associated companies, except to the extent that the Group can control the timing of remittances and remittance is not probable in the foreseeable future.

Deferred tax related to closure costs
Under IFRS, deferred tax is not provided on the depreciation of capitalised closure costs, except to the extent that the capitalised amount was first recognised in accounting for an acquisition.

Profits on disposal of subsidiaries, joint ventures, associates and undeveloped properties
In 2004, the majority of additional profit on disposals under IFRS arose because under UK GAAP goodwill that had been eliminated against reserves at the time of the acquisition was reinstated and charged against earnings at the time of disposal. Such reinstatement does not apply under IFRS.

Exchange differences on net debt
The Group finances its operations primarily in US dollars. A substantial part of the Group’s US dollar debt is located in subsidiaries having functional currencies other than the US dollar. Under IFRS, exchange gains and losses relating to such US dollar debt and also certain intragroup financing balances are included in the Group US dollar income statement, whereas under UK GAAP they were taken to reserves.

Mark to market of derivative contracts
Some derivative contracts that qualified for hedge accounting under UK GAAP do not qualify for hedge accounting under IFRS, for example because the instrument is not located in the operation which carries the exposure. These contracts are marked to market under IFRS, thereby giving rise to charges or credits to the income statement in periods before the hedged transaction is recognised.

Exchange differences on capital expenditure hedges
Some of the derivative contracts that were taken out to fix the non US dollar component of capital expenditure in previous periods do not qualify for hedge accounting under IFRS. The adjustment to the carrying value of property, plant and equipment, that under UK GAAP had been stated net of realised exchange gains and losses on forward contracts hedging capital expenditure, increases shareholders’ equity by US$93 million.

Dividends
Under IFRS, dividends that do not represent a present obligation at the reporting date are not included in the balance sheet. Hence, the Companies’ proposed dividends are not recognised in the Group accounts until the period in which they are declared by the directors or approved by shareholders.

Subsidiaries, joint ventures and associates
The basis for determining the presentation of partly owned operations in the Group’s financial statements differs in certain respects between IFRS and UK GAAP. The Group has decided to adopt equity accounting for all jointly controlled entities.

Adjustments to the cash flow statement
The pre-tax cash flows from operations for the year ended 31 December 2004, including dividends from jointly controlled entities and associates, were similar to those under UK GAAP. Some operations equity accounted under UK GAAP are proportionally consolidated under IFRS, and vice-versa, with the effect that the increase in cash flow from subsidiary operations is largely offset by lower reported dividends from jointly controlled entities and associates.
     Changes between proportional consolidation and equity accounting also resulted in an additional US$52 million being recognised in the Group cash flow statement for the purchase of property, plant and equipment and intangible assets, and a US$33 million reduction in the funding of joint ventures’ and associates’ capital expenditure.
     In addition to the effect of changes between proportional consolidation and equity accounting, the Group’s capital expenditure was increased by a further US$78 million as the result of the separate presentation of realised gains on currency forward contracts related to the purchase and construction of fixed assets. These gains are presented in the restated cash flow statement within “cash flows relating to derivatives”.
     In accordance with IAS 7 ‘Cash flow statements’, cash equivalents include certain bank deposits with a maturity of greater than 24 hours. These were previously shown as current asset investments, as they did not fall within the definition of cash according to UK GAAP. The effect of this reclassification was a US$67 million decrease in cash and cash equivalent inflows for the year ended 31 December 2004, and an additional US$103 million being categorised as cash and cash equivalents in the balance sheet at 31 December 2004.

160	Rio Tinto 2005 Annual report and financial statements

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NOTES TO THE 2005 FINANCIAL STATEMENTS	2005

51   RIO TINTO LIMITED BALANCE SHEET

As at 31 December		2005	2004
	Note	A$m	A$m

Non-current assets
Investments	52	7,855	7,756
Loans to subsidiaries	52	393	410
Trade and other receivables		10	–
Fixed assets		2	–
Deferred tax assets	52	–	4
Tax recoverable (c)		164	73

		8,424	8,243

Current assets
Loans to subsidiaries	52	1,438	2,401
Tax recoverable (c)		–	33
Cash and cash equivalents		1	–

		1,439	2,434

Current liabilities
Loans from subsidiaries		(480)	(325)
Tax payable		(632)	–

		(1,112)	(325)

Net current assets		327	2,109

Non-current liabilities
Loans from subsidiaries		(3,707)	(3,656)
Deferred tax liabilities	52	(5)	–

		(3,712)	(3,656)

Net assets		5,039	6,696

Shareholders’ equity
Share capital		1,587	1,718
Other reserves		570	543
Retained earnings		2,882	4,435

Total equity	52	5,039	6,696

(a)	Prepared under Australian IFRS (AIFRS). In relation to Rio Tinto Limited there are no significant measurement differences between AIFRS and EU IFRS.
(b)	Rio Tinto Limited became the head entity of a tax group under the Australian tax consolidation regime, with effect from 1 January 2003 and consequently recognised additional assets and liabilities in respect of current and deferred taxation previously attributable to subsidiaries. The transfer of these balances gave rise to corresponding changes in intragroup liabilities and assets in 2004.
(c)	Note 36 provides information regarding part payment of disputed tax assessments, of which A$73 million relates to Rio Tinto Limited.

The accounts on pages 94 to 171 were approved by the directors on 24 February 2006 and signed on their behalf by:

Paul Skinner Chairman	Leigh Clifford Chief executive	Guy Elliott Finance director

Rio Tinto 2005 Annual report and financial statements	161

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2005	NOTES TO THE 2005 FINANCIAL STATEMENTS

Notes to the 2005 financial statements continued

52 OTHER RIO TINTO LIMITED BALANCE SHEET DISCLOSURES
	Rio Tinto Limited (a)

	2005	2004
	A$m	A$m

Investments in Group companies
At 1 January	7,753	2,709
Additions	93	5,044

At 31 December	7,846	7,753

Available for sale investments
At 1 January	3	3
Fair value adjustment on available for sale investments	6	–

At 31 December	9	3

Total investments	7,855	7,756

Loans to subsidiaries
At 1 January	2,811	7,158
Repayments	(980)	(4,347)

At 31 December	1,831	2,811

– non-current	393	410
– current	1,438	2,401

Deferred tax asset/(liability)
At 1 January	4	21
Charged to profit and loss account	(7)	(17)
Charged to equity	(2)	–

At 31 December (relating to timing differences)	(5)	4

Statement of changes in equity
Total equity at 1 January	6,696	3,834
Fair value adjustment on available for sale investments, net of tax	4	–
Share based payments	23	7

Net income recognised directly in equity	27	7
Profit for the financial year	397	3,297

Total recognised income and expense for the year	424	3,304
Transactions with equity holders in their capacity as equity holders:
Issue of shares	44	8
Share buy-back	(1,603)	–
Dividends paid	(522)	(450)

	(2,081)	(442)

Total equity at 31 December	5,039	6,696

Contingent liabilities
Bank and other performance guarantees (c)	2,695	3,326

(a)	Prepared under AIFRS (see Note (a) on page 161).
(b)	Pursuant to the DLC merger both Rio Tinto plc and Rio Tinto Limited issued deed poll guarantees by which each guaranteed contractual obligations incurred by the other or guaranteed by the other. These guarantees are excluded from the figures above.
(c)	Bank and other performance guarantees relate principally to the obligations of subsidiary companies.

162	Rio Tinto 2005 Annual report and financial statements

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NOTES TO THE 2005 FINANCIAL STATEMENTS	2005

53 RIO TINTO LIMITED INCOME STATEMENT	Rio Tinto Limited (a)

	2005	2004
	A$m	A$m

Dividend income	453	3,378
Increase in provision against carrying value of investments	(76)	(44)
Other operating costs	(129)	(54)

Operating profit	248	3,280
Interest receivable and similar income	84	79
Interest payable and similar charges (b)	(21)	(38)

Profit before taxation	311	3,321
Taxation	86	(24)

Profit for the financial year	397	3,297

(a)	Prepared under AIFRS (see Note (a) on page 161).
(b)	Interest payable and similar charges includes foreign exchange gains and losse

54 RIO TINTO LIMITED CASH FLOW STATEMENT	Rio Tinto Limited (a)

	2005	2004
	A$m	A$m

Dividends received	453	3,378
Cash payments to suppliers and employees	(129)	(43)

Cash flow from operating activities	324	3,335

Interest received	80	74
Interest paid	(9)	(45)
Tax paid	(15)	(9)

Cash flow from operating activities after financing costs and tax	380	3,355

Cash flows from investing activities
Purchase of investments	(161)	(5,116)
(Purchase)/sale of investments	(2)	2
Funding of related parties repaid	1,720	2,994
Funding of other entities repaid	–	12

Cash from/(used in) investing activities	1,557	(2,108)

Cash flows from financing activities
Net proceeds from issue of ordinary shares in Rio Tinto Limited	44	8
Loans received less (repaid)	145	(805)
Dividends paid to Rio Tinto Limited shareholders	(522)	(450)
Own shares purchased from Rio Tinto shareholders	(1,603)	–

Net cash used in financing activities	(1,936)	(1,247)

Net increase/(decrease) in cash and cash equivalents	1	–

Opening cash and cash equivalents	–	–

Closing cash and cash equivalents	1	–

(a) Prepared under AIFRS (see Note (a) on page 161).

Rio Tinto 2005 Annual report and financial statements	163

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2005	RIO TINTO PLC

Rio Tinto plc

COMPANY BALANCE SHEET

At 31 December			Restated
		2005	2004
	Note	US$m	US$m

Fixed assets
Investments	B	3,630	3,154

		3,630	3,154
Current assets
Amounts owed by subsidiaries		4,794	2,182
Cash at bank and in hand		7	5

		4,801	2,187
Creditors due within one year
Amounts owed to subsidiaries		(717)	(507)
Accounts payable and accruals		–	(1)
Dividends payable		(5)	(5)

		(722)	(513)

Net current assets		4,079	1,674

Net assets		7,709	4,828

Capital and reserves
Called up share capital	C	172	172
Share premium account	D	1,888	1,822
Other reserves	D	17	17
Profit and loss account	D	5,632	2,817

Shareholders’ funds		7,709	4,828

(a)	The Rio Tinto plc company balance sheet has been prepared in accordance with applicable UK accounting standards. Note A explains the principal accounting policies.
(b)	Profit after tax for the year dealt with in the profit and loss account of the Rio Tinto plc parent company amounted to US$3,804 million (2004 Restated: US$221 million). As permitted by section 230 of the United Kingdom Companies Act 1985, no profit and loss account for the Rio Tinto plc parent company is shown.

The Rio Tinto plc company balance sheet, and also its company profit and loss account, were approved by the directors on 24 February 2006 and the balance sheet is signed on their behalf by:

Paul Skinner Chairman	Leigh Clifford Chief executive	Guy Elliott Finance director

164	Rio Tinto 2005 Annual report and financial statements

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RIO TINTO PLC	2005

A   PRINCIPAL ACCOUNTING POLICIES UNDER UK GAAP

a   Basis of Accounting
The Rio Tinto plc entity financial statements have been prepared under the historical cost convention and in accordance with applicable UK accounting standards. The directors have reviewed the Company’s existing accounting policies and consider that they are consistent with the requirements of Financial Reporting Standard (‘FRS’) 18 ‘Accounting Policies’. The following new standards have been implemented: FRS 17 ‘Retirement Benefits’, FRS 20 ‘Share-based Payments’, FRS 21 ‘Events after the Balance Sheet Date’, FRS 23 ‘The Effects of Changes in Foreign Exchange Rates’, FRS 25 ‘Financial instruments: disclosure and presentation’, and FRS 26 ‘Financial instruments: measurement’. The Company’s accounting policies are otherwise consistent with last year. The financial statements have been prepared on a going concern basis.
     Prior to the adoption of FRS 17, the Company applied SSAP 24 ‘Accounting for Pension Costs’, under which pension surpluses and deficits were spread over the average remaining service lives of relevant current employees. Under FRS 17, the contributions paid to the Rio Tinto Pension Fund are accounted for as if the scheme is a defined contribution scheme, as the Company is unable to identify its share of the underlying assets and liabilities of the Rio Tinto Pension Fund on a consistent and reasonable basis.
     The balance sheet at 31 December 2004 has been restated following the implementation of FRS 17, which has reduced shareholders’ funds by US$87 million. The restatement comprised a decrease in prepayments of US$133 million and a decrease in deferred tax provisions of US$46 million. The adoption of FRS 17 has also reduced profit for the year ended 31 December 2004 by US$2 million. There is no charge or credit to the profit and loss account for the year ended 31 December 2005.
     Prior to the adoption of FRS 20, the Company did not recognise share based payments to Group employees such as share option schemes other than the issue of shares and the related receipt of cash. FRS 20 requires that where the Company’s shares, or rights to the Company’s shares, are granted to Group employees, an increase should be recognised in the cost of the investment in the subsidiary in which the employees reside. The increase in cost is based on the fair value of the share based payment at the date of grant, which is recognised over the relevant vesting period, with a corresponding adjustment to the profit and loss account reserve. Any payments received from the Company’s subsidiaries in respect of these share based payments result in an adjustment to reduce the cost of the investment.
     The balance sheet at 31 December 2004 has been restated following the implementation of FRS 20, which has increased shareholders’ funds by US$42 million. The adoption of FRS 20 has had no impact on the Company’s profit.
     Prior to the adoption of FRS 21, dividends were recognised in the period to which they related. Under FRS 21, interim dividends are recognised when they are paid, and final dividends are recognised when they are approved by shareholders.
     The balance sheet at 31 December 2004 has been restated following implementation of FRS 21, which has increased shareholders’ funds by US$481 million, representing the final dividend payable in respect of the year ended 31 December 2004. Under FRS 21, this dividend has been recognised in 2005, when it was approved by shareholders. This change in accounting policy has not affected the Company’s dividend income for the years ended 31 December 2004 and 2005, and so has not affected the net profit for either year.
     Prior to the adoption of FRS 23, the Company applied SSAP 20 'Foreign Currency Translation’. The adoption of FRS 23 has resulted in the reclassification of US$194 million of reserves arising from a change in functional currency to the US dollar, to reflect the retranslation of the Company’s share capital, share premium and profit and loss account reserve at the historic exchange rate on the date of change. Under previous accounting rules, the translation adjustment was accounted for within other reserves. The restatement comprised an increase in share capital of US$17 million, an increase in share premium of US$172 million, and an increase in profit and loss account reserve of US$5 million offset by a decrease in other reserves of US$194 million. There is no impact on the Company’s net assets or profit and loss account from the adoption of FRS 23.
     The adoption of FRS 25 and FRS 26 has not impacted on the amounts reported in the Company’s financial statements.

b   Deferred tax
Full provision is made for deferred taxation on all timing differences that have arisen but not reversed at the balance sheet date, except that deferred tax assets are only recognised to the extent that it is more likely than not that they will be recovered.
     Deferred tax is recognised on an undiscounted basis.

c   Currency translation
The Company’s functional currency is the US dollar. Transactions denominated in other currencies, including the issue of shares, are translated at the rate of exchange ruling on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange ruling at the end of the financial year. Exchange differences are charged or credited to the profit and loss account in the year in which they arise.

d   Investments
Fixed asset investments are valued at cost less impairment provisions. Investments are reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable. When a review for impairment is conducted, the recoverable amount is assessed by reference to the net present value of expected future cash flows of the relevant income generating unit or disposal value if higher. The discount rate applied is based upon the Company’s weighted average cost of capital, with appropriate adjustment for the risks associated with the relevant unit.

e   Share-based payments
Most of the Company’s share based payment plans are settled by the issue of shares. In such cases, the fair value of the grant is recognised as an addition to the cost of the investment in the subsidiary in which the relevant employees work. The fair value is recognised over the relevant vesting period, with a corresponding adjustment to the profit and loss account reserve. Any payments received from the Company’s subsidiaries in respect of these share based payments result in an adjustment to reduce the cost of the investment. The fair value of these share based payments is determined at the date of grant, taking into account any market-based vesting conditions attached to the award (eg Total Shareholder Return). When market prices are not available, the Company uses fair values provided by independent actuaries using a lattice based option valuation model.
     Non market vesting conditions (eg earnings per share targets) are taken into account in estimating the number of awards likely to vest. The estimate of the number of awards likely to vest is reviewed at each balance sheet date up to the vesting date, at which point the estimate is adjusted to reflect the actual awards issued. No adjustment is made after the vesting date even if the awards are forfeited or not exercised.

Rio Tinto 2005 Annual report and financial statements	165

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2005	RIO TINTO PLC

RIO TINTO PLC continued

A   PRINCIPAL ACCOUNTING POLICIES UNDER UK GAAP CONTINUED

f   Guarantees
A provision is recognised when it is probable that a transfer of economic benefits will be required by the Company to settle obligations of subsidiary companies as a result of guarantees.

g   Revenue recognition
Interest is accounted for on an accruals basis. Dividend income is recognised on declaration by the subsidiary undertaking.

h   Dividends
Interim dividends are recognised when they are paid to the Company’s shareholders. Final dividends are recognised when they are approved by shareholders.

h   Treasury shares
The consideration paid for shares repurchased by the Company and held as treasury shares is recognised as a reduction in shareholders’ funds through the profit and loss account reserve. No gain or loss is recognised in the profit and loss account.

B	RIO TINTO PLC FIXED ASSETS	2005	2004
		S$m	US$m

Fixed asset investments
Shares in Group companies
At 1 January, as previously reported		2,235	2,235
Adjustment for adoption of FRS 20		42	25

At 1 January, as restated		2,277	2,260
Additions arising from share-based payments (net of contributions received)		7	17

At 31 December		2,284	2,277

Loans to Group companies:
At 1 January		877	1,355
Advances/(repayments)		469	(478)

At 31 December		1,346	877

Total		3,630	3,154

C	RIO TINTO PLC CALLED UP SHARE CAPITAL	2005	2004
		US$m	US$m

Share capital account
At 1 January, as previously reported		155	155
Adjustment for adoption of FRS 23		17	17

At 1 January, as restated		172	172
Issue of shares		–	–

At 31 December		172	172

(a)	2,600,000 (2004: nil) shares were bought back during the year and held as treasury shares.

166	Rio Tinto 2005 Annual report and financial statements

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RIO TINTO PLC	2005

D	RIO TINTO PLC SHARE PREMIUM AND RESERVES	Share	Other	Profit and
		premium	reserves	loss
		account		account
		US$m	US$m	US$m

At 1 January 2005 (as previously reported)		1,650	211	2,376
Adjustment for adoption of FRS 17		–	–	(87)
Adjustment for adoption of FRS 20		–	–	42
Adjustment for adoption of FRS 21		–	–	481
Adjustment for adoption of FRS 23		172	(194)	5

At 1 January 2005 as restated		1,822	17	2,817
Own shares repurchased		–	–	(103)
Adjustment for share based payments		–	–	7
Premium on issue of shares		66	–	–
Profit for the financial year		–	–	3,804
Dividends paid		–	–	(893)

At 31 December 2005		1,888	17	5,632

E	RIO TINTO PLC CONTINGENT LIABILITIES		2005	2004
			US$m	US$m

Bank and other performance guarantees in respect of subsidiaries			3,388	3,594

Rio Tinto 2005 Annual report and financial statements	167

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2005	FINANCIAL INFORMATION BY BUSINESS UNIT

Financial information by business unit

Year ended 31 December 2005			Gross turnover (a)		EBITDA (b)		Net earnings (c)

	Rio Tinto Interest		2005	2004	2005	2004	2005	2004
	%		US$m	US$m	US$m	US$m	US$m	US$m

Iron Ore
Hamersley (including HIsmelt®)	100.0		3,387	1,858	1,924	772	1,219	430
Robe River	53.0		1,113	614	726	318	362	130
Iron Ore Company of Canada	58.7		954	428	451	55	148	4
Rio Tinto Brasil	(d	)	43	109	1	31	(7)	1

			5,497	3,009	3,102	1,176	1,722	565

Energy
Kennecott Energy	100.0		1,197	1,125	257	298	135	180
Rio Tinto Coal Australia	(e	)	2,302	1,585	1,067	536	572	236
Rössing	68.6		163	124	24	8	2	(4)
Energy Resources of Australia	68.4		205	174	94	70	24	19

			3,867	3,008	1,442	912	733	431

Industrial Minerals			2,487	2,126	563	554	187	243

Aluminium	(f	)	2,744	2,356	855	688	392	331

Copper
Kennecott Utah Copper	100.0		2,141	1,091	1,436	498	1,037	311
Escondida	30.0		1,239	1,003	1,014	699	602	406
Freeport	(g	)	–	43	–	7	–	(4)
Grasberg joint venture	(h	)	657	159	436	98	232	32
Palabora	47.2		371	305	77	(20)	19	(21)
Kennecott Minerals	100.0		256	263	119	130	73	82
Other Copper	(i	)	175	169	109	91	57	54

			4,839	3,033	3,191	1,503	2,020	860

Diamonds
Argyle	100.0		572	322	252	102	117	40
Diavik	60.0		460	420	334	316	143	147
Murowa	78.0		44	2	31	1	21	1

			1,076	744	617	419	281	188

Other operations			93	167	36	81	2	25

Product group total			20,603	14,443	9,806	5,333	5,337	2,643

Other items			139	87	(284)	(250)	(164)	(174)
Exploration and evaluation					(190)	(142)	(174)	(128)
Net interest							(44)	(69)

Underlying earnings					9,332	4,941	4,955	2,272
Items excluded from Underlying earnings					407	1,170	260	1,025

Total			20,742	14,530	9,739	6,111	5,215	3,297

Depreciation and amortisation in subsidiaries					(1,334)	(1,171)
Impairment reversal/(charge)					3	(548)
Depreciation and amortisation in jointly controlled entities and associates					(281)	(228)
Taxation and finance items in jointly controlled entities and associates					(429)	(314)

Profit on ordinary activities before finance costs and tax					7,698	3,850

(a)	Gross turnover includes 100 per cent of subsidiaries’ turnover and the Group’s share of the turnover of jointly controlled entities and associates.
(b)	EBITDA of subsidiaries and the Group’s share of jointly controlled entities and associates represents profit before: tax, net finance items, depreciation and amortisation.
(c)	Net earnings represent profit after tax for the year attributable to the Rio Tinto Group. Earnings of subsidiaries are stated before finance items but after the amortisation of the discount related to provisions. Earnings attributable to jointly controlled entities and associates include interest charges and amortisation of discount. Earnings attributed to business units exclude amounts that are excluded in arriving at Underlying earnings.
(d)	In 2004, Rio Tinto owned a 51 per cent interest in Morro do Ouro, which was sold on 31 December 2004.
(e)	Includes Rio Tinto’s 75.7 per cent interest in Coal & Allied, which is managed by Rio Tinto Coal Australia, a 100 per cent subsidiary of Rio Tinto.
(f)	Includes Rio Tinto’s interests in Anglesey Aluminium (51 per cent) and Comalco (100 per cent).
(g)	On 30 March 2004 Rio Tinto sold its 13.1 per cent shareholding in Freeport- McMoRan Copper & Gold Inc. The sale of the shares does not affect the terms of the Grasberg joint venture referred to below.
(h)	Under the terms of a joint venture agreement, Rio Tinto is entitled to 40 per cent of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998.
(i)	During July 2004, Rio Tinto sold its interest in Somincor and Zinkgruvan.
(j)	Business units have been classified according to the Group’s management structure. Generally, this structure has regard to the primary product of each business unit but there are exceptions. For example, the Copper group includes certain gold operations. This summary differs, therefore, from the Commodity analysis in which the contributions of individual business units are attributed to several products as appropriate.

168	Rio Tinto 2005 Annual report and financial statements

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FINANCIAL INFORMATION BY BUSINESS UNIT	2005

Year ended 31 December 2005	Capital expenditure (k)		Depreciation &		Operating assets (m)		Employees
			amortisation (l)

	2005	2004	2005	2004	2005	2004	2005	2004
	US$m	US$m	US$m	US$m	US$m	US$m	Number	Number

Iron Ore
Hamersley (iincluding HIsmelt®)	935	757	174	158	2,555	2,234	2,926	2,581
Robe River	160	109	89	83	1,487	1,640	553	527
Iron Ore Company of Canada	98	51	47	41	451	521	1,752	1,528
Rio Tinto Brasil	36	18	5	7	81	50	449	975

	1,229	935	315	289	4,574	4,445	5,680	5,611

Energy
Kennecott Energy	204	162	85	86	908	810	1,958	1,771
Rio Tinto Coal Australia	171	73	164	167	1,147	1,282	2,228	1,999
Rössing	3	2	16	15	66	40	831	814
Energy Resources of Australia	34	7	40	35	180	179	330	273

	412	244	305	303	2,301	2,311	5,347	4,857

Industrial Minerals	235	248	172	173	2,311	2,209	6,698	6,575

Aluminium	242	505	274	190	3,361	3,521	4,296	4,077

Copper
Kennecott Utah Copper	164	69	136	90	1,144	1,075	1,571	1,449
Escondida	229	113	69	54	812	594	840	851
Freeport	–	–	–	3	–	–	–	–
Grasberg joint venture	45	30	35	43	321	397	1,729	1,783
Palabora	17	30	32	41	226	360	1,796	1,734
Kennecott Minerals	34	36	32	27	129	135	388	372
Other Copper	16	48	33	23	177	192	174	467

	505	326	337	281	2,809	2,753	6,498	6,656

Diamonds
Argyle	77	89	78	44	523	639	817	809
Diavik	121	49	79	64	548	574	362	377
Murowa	5	14	5	–	14	16	81	76

	203	152	162	108	1,085	1,229	1,260	1,262

Other operations	5	13	35	45	143	242	223	1,432

Product group total	2,831	2,423	1,600	1,389	16,584	16,710	30,002	30,470

Other items	63	8	12	556	(305)	(1,029)	1,264	1,252
Exploration and evaluation	4	(3)	3	2	(18)	5	588	704
Less: jointly controlled entities and associates	(382)	(213)	(281)	(228)

Total	2,516	2,215	1,334	1,719	16,261	15,686	31,854	32,426

Less: net debt					(1,313)	(3,809)

Total shareholders’ equity					14,948	11,877

(k)	Capital expenditure comprises the net cash outflow on purchases less disposals of property, plant and equipment and intangible assets other than exploration.The details provided include 100 per cent of subsidiaries’ capital expenditure and Rio Tinto’s share of the capital expenditure of jointly controlled entities and associates. Amounts relating to jointly controlled entities and associates not specifically funded by Rio Tinto are deducted before arriving at total capital expenditure for the Group.
(l)	Depreciation figures include 100 per cent of subsidiaries’ depreciation and amortisation and include Rio Tinto’s share of the depreciation and amortisation of jointly controlled entities and associates. Amounts relating to jointly controlled entities and associates are deducted before arriving at the total depreciation and amortisation charge.
(m)	Operating assets of subsidiaries comprise net assets before deducting net debt, less outside shareholders’ interests which are calculated by reference to the net assets of the relevant companies (ie net of such companies’ debt). For jointly controlled entities and associates, Rio Tinto’s net investment is shown.
(n)	Certain items which were reported in the 2004 financial statements as central items have been allocated to the business units to which they relate.

Rio Tinto 2005 Annual report and financial statements	169

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2005	AUSTRALIAN CORPORATIONS ACT – SUMMARY OF RELIEF

Australian Corporations Act – summary of ASIC relief

Pursuant to section 340 of the Corporations Act 2001 (“Corporations Act”), the Australian Securities and Investments Commission issued an order dated 27 January 2006 that granted relief to Rio Tinto Limited from certain requirements of the Corporations Act in relation to the Company’s financial statements and associated reports. The order essentially continues the relief that has applied to Rio Tinto Limited since the formation of the Group’s Dual Listed Companies (“DLC”) structure in 1995. The order applies to Rio Tinto Limited’s financial reporting obligations for financial years and half-years ending between 31 December 2005 and 31 December 2009 (inclusive).
In essence, instead of being required under the Corporations Act to prepare consolidated financial statements covering only itself and its controlled entities, the order allows Rio Tinto Limited to prepare consolidated financial statements in which it, Rio Tinto plc and their respective controlled entities are treated as a single economic entity. In addition, those consolidated financial statements are to be prepared:
–	in accordance with the principles and requirements of International Financial Reporting Standards as adopted by the European Union (“EU IFRS”) rather than the Australian equivalents of International Financial Reporting Standards (“AIFRS”) (except for one limited instance in the case of any concise report), and in accordance with United Kingdom financial reporting obligations generally;
–	on the basis that the transitional provisions of International Financial Reporting Standard 1 “First-time Adoption of International Financial Reporting Standards” should be applied using the combined financial statements previously prepared for Rio Tinto Limited, Rio Tinto plc and their respective controlled entities under Generally Accepted Accounting Principles in the United Kingdom, under which the DLC merger between Rio Tinto Limited and Rio Tinto plc was accounted for using “merger”, rather than “acquisition”, accounting (reflecting that neither Rio Tinto Limited nor Rio Tinto plc was acquired by, or is controlled by, the other, and meaning that the existing carrying amounts, rather than fair values, of assets and liabilities at the time of the DLC merger were used to measure those assets and liabilities at formation);
–	on the basis that Rio Tinto Limited and Rio Tinto plc are a single company (with their respective shareholders being the shareholders in that single company); and
–	with a reconciliation, from EU IFRS to AIFRS, of the following amounts: consolidated profit for the financial year, total consolidated recognised income for the financial year and total consolidated equity at the end of the financial year (see page 97).
Those consolidated financial statements must also be audited in accordance with relevant United Kingdom requirements. Rio Tinto Limited must also prepare a directors’ report which satisfies the content requirements of the Corporations Act (applied on the basis that the consolidated entity for those purposes is the Group), except that the order allows Rio Tinto Limited to prepare a separate Remuneration report that is merely cross-referenced in the directors’ report, instead of including in the directors’ report the remuneration report otherwise required by the Corporations Act. The separate Remuneration report (see pages 65 to 77) must include all the information required to be included in a remuneration report under the Corporations Act, as well as the information required by AIFRS (namely, AASB 124) dealing with related party disclosures (including remuneration of directors and executives) in respect of “key management personnel” and certain other disclosures.
     Rio Tinto Limited is also required to comply generally with the lodgement and distribution requirements of the Corporations Act (including timing requirements) in relation to those consolidated financial statements (including any concise financial statements), the auditor’s report and the directors’ report. The separate Remuneration report is also required to be lodged with the Australian Securities and Investments Commission at the same time as the consolidated financial statements, and Rio Tinto Limited must not distribute or make available the Remuneration report without the consolidated financial statements and directors’ report. At the Company’s AGM, it is required to allow shareholders to vote on a non binding resolution to adopt the Remuneration report, on the same basis as would otherwise be required for a remuneration report under the Corporations Act.
     Rio Tinto Limited is not required to prepare separate consolidated financial statements solely for it and its controlled entities. Rio Tinto Limited is required to prepare and lodge parent entity financial statements for itself in respect of each relevant financial year, in accordance with the principles and requirements of AIFRS (other than in respect of related party disclosures under AASB 124, which as noted above are instead incorporated into the separate Remuneration report), and to have those statements audited. Those financial statements are not required to be laid before the Company’s AGM or distributed to shareholders as a matter of course.
However, Rio Tinto Limited must:
–	include in the consolidated financial statements for the Group, as a note, Rio Tinto Limited’s parent entity balance sheet, income statement, statement of changes in equity and statement of cashflows, prepared in accordance with AIFRS; and
–	make available the full parent entity financial statements free of charge to shareholders on request, and also include a copy of them on the Company’s website.
The parent entity financial statements are available for download from the Rio Tinto website at www.riotinto.com. Shareholders may also request a copy free of charge by contacting the Rio Tinto Limited company secretary.

170	Rio Tinto 2005 Annual report and financial statements

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DIRECTORS' DECLARATION	2005

Directors’ declaration

The Rio Tinto Group financial statements and notes have been prepared in accordance with applicable United Kingdom law, applicable Australian law as amended by the Australian Securities and Investments Commission Order dated 27 January 2006, Article 4 of the IAS Regulation, International Financial Reporting Standards (IFRSs) as adopted by the European Union and other relevant financial reporting requirements. The Rio Tinto plc financial statements have been prepared in accordance with applicable United Kingdom law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice). The Remuneration Report has been prepared in accordance with relevant legal and regulatory requirements in the United Kingdom and Australia as amended by the Australian Securities and Investments Commission Order dated 27 January 2006 and Australian Accounting Standard AASB 124 “Related Party Disclosures”.
     The Rio Tinto Group financial statements and notes give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the Group’s affairs as at 31 December 2005 and of the profit and cash flows of the Group for the year then ended. The Rio Tinto plc financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the company’s affairs as at 31 December 2005.
      The directors have been given the declaration required by Section 295A of the Australian Corporations Act 2001 by the chief executive officer and the chief financial officer.

In the directors’ opinion:
–	The financial statements and notes are in accordance with the United Kingdom Companies Act 1985 and the Australian Corporations Act 2001 as amended by the Australian Securities and Investments Commission order dated 27 January 2006.
–	There are reasonable grounds to believe that each of the Rio Tinto Group, Rio Tinto plc and Rio Tinto Limited has adequate financial resources to continue in operational existence for the foreseeable future and to pay its debts as and when they become due and payable.

By order of the board

Paul Skinner Chairman 24 February 2006	Leigh Clifford Chief executive 24 February 2006	Guy Elliott Finance director 24 February 2006

Auditor’s independence declaration

As lead auditor for the audit of Rio Tinto Limited for the year ended 31 December 2005, I declare that to the best of my knowledge and belief, there have been:

–	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and
–	no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Rio Tinto Limited and the entities it controlled during the year.

John O’Connor
Partner
PricewaterhouseCoopers
Perth
24 February 2006

Rio Tinto 2005 Annual report and financial statements	171

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2005	INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF RIO TINTO PLC AND RIO TINTO LIMITED

Independent auditors’ report to the members of Rio Tinto plc and Rio Tinto Limited

We have audited the financial statements of the Rio Tinto Group (the ‘‘financial statements’’) for the year ended 31 December 2005 which comprise the Group income statement, the Group balance sheet, the Group cash flow statement, the Group statement of recognised income and expense, the Group reconciliation with Australian IFRS, the Rio Tinto plc balance sheet and the related notes. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the remuneration report required by Part 3 of Schedule 7A to the United Kingdom Companies Act 1985 (“Part 3 of Schedule 7A information”) and the information in the remuneration report about the remuneration of key management personnel required by Australian Accounting Standard AASB 124 “Related Party Disclosures” (“the Australian remuneration disclosures”).

Respective responsibilities of directors and auditors
The directors’ responsibilities for preparing the Annual Report and the Group financial statements in accordance with applicable law in the United Kingdom and Australia as amended by the Australian Securities and Investments Commission Order dated 27 January 2006 and International Financial Reporting Standards (IFRSs) as adopted by the European Union, and for preparing the Rio Tinto plc financial statements and the Part 3 of Schedule 7A information in accordance with applicable United Kingdom law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) and for preparing the Australian remuneration disclosures in accordance with applicable Australian law as amended by the Australian Securities and Investments Commission Order dated 27 January 2006 and Australian Accounting Standard AASB 124 “Related Party Disclosures” are set out in the statement of directors’ responsibilities.
     Our responsibility is to audit the financial statements and the part of the remuneration report to be audited in accordance with relevant legal and regulatory requirements in the United Kingdom and Australia as amended by the Australian Securities and Investments Commission Order dated 27 January 2006 and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for each company’s members as a body in accordance with Section 235 of the United Kingdom Companies Act 1985 (in respect of Rio Tinto plc) and section 308 of the Australian Corporations Act 2001 (in respect of Rio Tinto Limited) and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.
     We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the remuneration report to be audited have been properly prepared in accordance with the United Kingdom Companies Act 1985 and the Australian Corporations Act 2001 as amended by the Australian Securities and Investments Commission order dated 27 January 2006 and whether, in addition, the Group financial statements have been properly prepared in accordance with Article 4 of the IAS Regulation. We also report to you if, in our opinion, the directors’ report is not consistent with the financial statements, if the companies have not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by United Kingdom law regarding directors’ remuneration and other transactions is not disclosed.
     We review whether the Corporate Governance Statement reflects Rio Tinto plc’s compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the boards’ statement on internal control covers all risks and controls, or form an opinion on the effectiveness of the companies’ or Group’s corporate governance procedures or their risk and control procedures.

     We read other information contained in the annual report and consider whether it is consistent with the audited financial statements. The other information comprises only the items listed in the contents section of the Annual Report, apart from the 2005 audited financial statements and the part of the remuneration report to be audited. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board in the United Kingdom. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the remuneration report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group’s and the companies’ circumstances, consistently applied and adequately disclosed.
     We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the remuneration report to be audited.

Opinion
In our opinion:
–	the Group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the Group’s affairs as at 31 December 2005 and of its profit and cash flows for the year then ended;
–	the Group financial statements have been properly prepared in accordance with the United Kingdom Companies Act 1985, the Australian Corporations Act 2001 as amended by the Australian Securities and Investments Commission order dated 27 January 2006 and Article 4 of the IAS Regulation;
–	the Rio Tinto plc financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the company’s affairs as at 31 December 2005;
–	the Rio Tinto plc financial statements have been properly prepared in accordance with the United Kingdom Companies Act 1985; and
–	those parts contained within the remuneration report required by Part 3 of Schedule 7A to the United Kingdom Companies Act 1985 have been properly prepared in accordance with the United Kingdom Companies Act 1985 and the information about the remuneration of key management personnel contained within the remuneration report complies with the requirements of Australian Accounting Standard AASB 124 “Related Party Disclosures”.

PricewaterhouseCoopers LLP	PricewaterhouseCoopers
Chartered Accountants &	Chartered Accountants
Registered Auditors	Perth
London	24 February 2006
24 February 2006	in respect of the members of
in respect of the members of	Rio Tinto Limited
Rio Tinto plc

172	Rio Tinto 2005 Annual report and financial statements

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SUMMARY FINANCIAL DATA IN AUSTRALIAN DOLLARS, STERLING AND US DOLLARS	2005

Summary financial data in Australian dollars, sterling and US dollars

2005	2004	2005	2004		2005	2004
A$m	A$m	£m	£m		US$m	US$m

27,195	19,786	11,390	7,938	Gross turnover	20,742	14,530
24,954	17,639	10,451	7,077	Consolidated turnover	19,033	12,954
9,587	5,260	4,015	2,110	Profit before taxation	7,312	3,863
7,208	4,417	3,019	1,772	Profit for the year	5,498	3,244
				Net earnings attributable to
6,837	4,490	2,864	1,801	ordinary shareholders	5,215	3,297
6,497	3,094	2,721	1,241	Underlying earnings (a)	4,955	2,272
501.2c	325.6c	209.9p	130.6p	Basic earnings per ordinary share (c)	382.3c	239.1c
476.2c	224.4c	199.4p	90.0p	Basic underlying earnings per ordinary share (a),(c)	363.2c	164.8c
				Dividends per share to Rio Tinto shareholders
108.85c	90.21c	45.69p	36.22p	– paid	83.5c	66.0c
200.28c	58.29c	85.24p	23.94p	– proposed (including special dividend)	151.5c	45.0c
5,848	3,811	2,449	1,529	Cash flow before financing activities	4,460	2,799

(1,793)	(4,893)	(760)	(1,977)	Net debt	(1,313)	(3,809)
20,407	15,258	8,650	6,164	Equity attributable to Rio Tinto shareholders	14,948	11,877

(a)	Underlying earnings exclude items totalling US$260 million (2004: US$1,025 million), which are analysed in Note 2.
(b)	The financial data above have been extracted from the primary financial statements set out on pages 94 to 171. The Australian dollar and sterling amounts are based on the US dollar amounts, retranslated at average or closing rates as appropriate, except for the dividends which are the actual amounts payable. For further information on these exchange rates, see Note 46.
(c)	Basic earnings per ordinary share and basic underlying earnings per ordinary share do not recognise the dilution resulting from share options in issue.

Rio Tinto 2005 Annual report and financial statements	173

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2005	FINANCIAL SUMMARY 1995-2005 (1995-2003 UNDER UK GAAP, 2004-2005 UNDER IFRS)

Financial Summary 1995-2005 (1995-2003 under UK GAAP, 2004-2005 under IFRS)

US$m	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005

Gross turnover (e)	9,334	8,709	9,434	9,221	9,310	9,972	10,438	11,119	12,119	14,530	20,742

Share of equity accounted units turnover (f)	(1,194)	(1,808)	(1,998)	(2,109)	(2,113)	(2,097)	(2,286)	(2,404)	(2,551)	(1,576)	(1,709)

Consolidated turnover	8,140	6,901	7,436	7,112	7,197	7,875	8,152	8,715	9,568	12,954	19,033

Underlying/adjusted PBIT (g)	2,484	1,887	2,256	2,191	2,329	2,912	3,102	2,696	2,266	3,224	7,301

Finance costs (h)	(59)	(108)	(184)	(240)	(298)	(403)	(404)	(291)	(298)	(207)	(207)

Exchange differences and derivatives	–	–	–	–	–	–	–	–	–	224	(191)

Other exclusions in arriving at Underlying/
Adjusted earnings (g)	(215)	–	–	(443)	–	–	(715)	(1,094)	126	622	409

Profit before tax	2,210	1,779	2,072	1,508	2,031	2,509	1,983	1,311	2,094	3,863	7,312

Tax on exclusions	60	–	–	40	–	–	132	42	–	57	33

Tax on Underlying/Adjusted PBT	(818)	(566)	(668)	(664)	(548)	(819)	(850)	(750)	(567)	(676)	(1,847)

Attributable to outside shareholders	(189)	(143)	(184)	(184)	(201)	(183)	(186)	48	(19)	53	(283)

Net Earnings	1,263	1,070	1,220	700	1,282	1,507	1,079	651	1,508	3,297	5,215

Underlying/adjusted Earnings (g)	1,418	1,070	1,220	1,103	1,282	1,507	1,662	1,530	1,382	2,272	4,955

Earnings per share (basic)	90.5c	76.5c	87.1c	50.4c	93.6c	109.8c	78.5c	47.3c	109.5c	239.1c	382.3c

Underlying/adjusted earning
per share (basic)	101.6c	76.5c	87.1c	79.4c	93.6c	109.8c	120.9c	111.2c	100.3c	164.8c	363.2c

Dividends per share: Declared for year (i)

Rio Tinto shareholders (US cents)	n/a	51.00c	52.00c	52.00c	55.00c	57.50c	59.00c	60.00c	64.00c	77.00c	80.00c

Rio Tinto plc (pence)	31.50p	31.71p	31.92p	31.99p	34.23p	38.87p	41.68p	37.47p	37.13p	41.48p	45.10p

Rio Tinto Limited (Australian cents)	60.47c	65.05c	75.94c	83.52c	87.11c	102.44c	115.27c	105.93c	89.70c	103.82c	105.42c

Net assets

Fixed Assets (j)	10,247	11,791	11,776	11,772	11,701	15,044	14,879	16,136	19,418	20,131	20,848

Other assets less liabilities	1,325	1,578	1,440	1,235	1,293	1,380	1,896	1,463	1,804	2,356	2,587

Provisions (including deferred tax)	(2,657)	(2,795)	(2,749)	(2,790)	(2,887)	(3,299)	(3,194)	(3,612)	(4,536)	(6,087)	(6,383)

Net debt	(1,483)	(2,546)	(2,839)	(3,258)	(2,429)	(5,050)	(5,711)	(5,747)	(5,646)	(3,809)	(1,313)

Outside shareholders’ interests	(695)	(770)	(717)	(673)	(715)	(864)	(827)	(778)	(1,003)	(714)	(791)

Rio Tinto shareholders’ funds	6,737	7,258	6,911	6,286	6,963	7,211	7,043	7,462	10,037	11,877	14,948

Capital expenditure (k)	(1,345)	(1,738)	(1,638)	(1,180)	(771)	(798)	(1,405)	(1,417)	(1,608)	(2,215)	(2,516)

Acquisitions	(532)	(119)	(112)	(492)	(326)	(3,332)	(958)	(106)	–	(3)	(2)

Disposals	432	107	393	3	47	141	299	233	405	1,510	323

Cash flow from operations (l)	2,735	2,452	2,979	3,071	3,015	3,440	3,415	3,743	3,486	4,452	8,257

Cash flow before financing activities (m)	449	(202)	375	691	1,538	(1,502)	213	977	1,024	2,799	4,460

Ratios

Operating margin (n)	27%	22%	24%	24%	25%	29%	30%	24%	19%	24%	37%

Net debt to total capital (o)	17%	24%	27%	32%	24%	38%	42%	41%	34%	23%	8%

Underlying/adjusted earnings:
shareholders’ funds (p)	21%	15%	17%	17%	19%	21%	23%	21%	16%	22%	37%

Interest cover (q)	30	17	15	12	12	11	11	13	11	20	59

(a)	Information for the years 2004 to 2005 is stated under IFRS. The Group implemented IAS 39 on 1 January 2005 without restatement of comparatives. The effect of that restatement is explained on page 131 of these financial statements.
(b)	Information for the years 1995 to 2003 is stated under UK GAAP and has not been restated except where indicated below.
(c)	The most important difference between IFRS and UK GAAP impacting on earnings, is the inclusion of certain gains and losses on exchange and on revaluation of derivatives in net earnings under IFRS. These impacts are, however, excluded from Underlying earnings.
(d)	Figures for 1995-1998, reported under UK GAAP, were restated following the implementation of FRS 12 in 1999. Shareholders’ funds for 2001 and prior years were restated following the implementation of FRS 19 in 2002.
(e)	Adjustments have been made for 2002 and subsequent years to include in turnover, certain amounts charged to customers for freight and handling costs, which previously were deducted from operating costs.
(f)	Certain units that were equity accounted under UK GAAP are proportionally consolidated under IFRS and vice-versa.
(g)	Underlying earnings is an additional measure of earnings, which is reported by Rio Tinto with its IFRS results to provide greater understanding of the underlying business performance of its operations. It is defined on page 106.
Underlying earnings is similar but not identical to the adjusted earnings measure that Rio Tinto reported with its UK GAAP results. Adjusted earnings was defined as excluding exceptional items of such magnitude that their exclusion was necessary in order that adjusted earnings fulfilled their purpose of reflecting the underlying performance of the Group. Underlying profit before interest and tax (PBIT) and adjusted PBIT are similar to underlying earnings and adjusted earnings but are stated before tax and interest.
(h)	Finance costs include net interest and amortisation of discounts.
(i)	Dividends per share are the amounts declared in respect of each financial year.
These usually include an Interim dividend paid in the year, and a final dividend paid after the end of the year. The special dividend of 110 US cents per share proposed in the announcement of the 2005 results is not included above.
(j)	Fixed assets include property, plant and equipment, intangible assets, goodwill, and investments in, and loans to, jointly controlled entities and associates.
(k)	Capital expenditure comprises purchases less disposals of property, plant and equipment, and intangible assets, plus direct funding provided to jointly controlled entities and associates for Rio Tinto’s share of their capital expenditure. The figures include 100 per cent of subsidiaries’ capital expenditure, but exclude that of jointly controlled entities and associates except where directly funded by Rio Tinto.
(l)	Total cash flow from operations comprises ‘Cash flow from consolidated operations’ together with ‘Dividends from jointly controlled entities and associates’.
(m)	Cash flow before financing activities is stated before deducting dividends payable to Rio Tinto shareholders, which involved restatement of 2003 and prior years.
(n)	Operating margin is the percentage of underlying/adjusted PBIT after excluding tax on equity accounted units to gross turnover.
(o)	Total capital comprises year end shareholders’ funds plus net debt and outside shareholders’ interests.
(p)	Underlying/adjusted earnings: shareholders’s funds represents underlying or adjusted earnings expressed as a percentage of the mean of opening and closing equity attributable to Rio Tinto shareholders.
(q)	Interest cover represents the number of times interest payable less receivable (excluding that of jointly controlled entities and associates and excluding the amortisation of discount but including capitalised interest) is covered by underlying operating profit, less amortisation of discount, plus dividends from jointly controlled entities and associates. Underlying operating profit is similar to underlying earnings but is stated before tax, interest and share of profit after tax of jointly controlled entities and associates.

174	Rio Tinto 2005 Annual report and financial statements

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RIO TINTO SHARE OWNERSHIP	2005

Rio Tinto share ownership As at 10 February 2006

SUBSTANTIAL SHAREHOLDERS

Under the Listing Rules, any shareholder of Rio Tinto plc with a beneficial interest of more than three per cent, or of Rio Tinto Limited with a beneficial interest of more than five per cent, is required to provide the Companies with notice. Excluding the interest held by Tinto Holdings Australia Pty Limited in Rio Tinto Limited, the shareholders to have provided such notice are:

RIO TINTO plc	Date of	Number of	Percentage	RIO TINTO LIMITED	Date of	Number of	Percentage
	notice	shares	of issued		notice	shares	of issued
			share capital				share capital

Barclays PLC	03 Aug 05	43,702,654	4.090	None
The Capital Group
Companies, Inc	19 Oct 05	42,380,010	3.964
Fidelity Management and
Research Company	23 Dec 05	33,690,364	3.150
Legal & General plc	05 Oct 05	33,539,570	3.130

1.	As far as it is known, Rio Tinto is not directly or indirectly owned or controlled by another corporation or by any government.

2.	Rio Tinto is not aware of any arrangement which may result in a change in its control.

ANALYSIS OF ORDINARY SHAREHOLDERS As at 10 February 2005

				Rio Tinto plc			Rio Tinto Limited

	No of	%	Shares	%	No of	%	Shares	%
	accounts				accounts

1 to 1,000 shares	38,683	69.16	15,621,626	1.46	63,633	78.26	24,356,095	5.33
1,001 to 5,000 shares	14,155	25.31	28,504,466	2.66	15,514	19.08	30,485,392	6.67
5,001 to 10,000 shares	1,239	2.21	8,535,920	0.80	1,334	1.64	9,298,483	2.04
10,001 to 25,000 shares	642	1.15	10,078,906	0.94	547	0.67	8,139,064	1.78
25,001 to 125,000 shares	602	1.08	35,155,053	3.28	200	0.25	9,647,828	2.11
125,001 to 250,000 shares	186	0.33	32,494,630	3.03	34	0.04	6,248,985	1.37
250,001 to 1,250,000 shares	286	0.51	156,640,303	14.61	31	0.04	16,844,559	3.68
1,250,001 to 2,500,000	67	0.12	115,135,370	10.74	11	0.01	19,611,506	4.29
2,500,001 and over	73	0.13	541,888,841	50.56	11	0.01	331,288,311	72.53
ADRs			121,150,488	11.30			895,720	0.20
Shares held in treasury			6,615,000	0.62

	55,933	100	1,071,820,603	100	81,315	100	456,815,943	100

Number of holdings less than marketable parcel of A$500					1,263

RIO TINTO LIMITED – TWENTY LARGEST REGISTERED SHAREHOLDERS

In accordance with the ASX Listing Rules, below are the names of the twenty largest registered holders of Rio Tinto Limited shares and the number of shares and the percentage of issued capital each holds:

		Number of	Percentage
		shares	of issued
			share
			capital

1	Tinto Holdings Australia Pty Ltd	171,072,520	37.45
2	J P Morgan Nominees Australia Ltd	38,490,955	8.43
3	National Nominees Ltd	36,950,926	8.09
4	Westpac Custodian Nominees Ltd	36,828,216	8.06
5	ANZ Nominees Ltd <CASH INCOME>	14,346,936	3.14
6	Citicorp Nominees Pty Ltd	9,366,123	2.05
7	Cogent Nominees Pty Ltd	7,276,960	1.59
8	Queensland Investment Corporation	7,020,992	1.54
9	Fortis Clearing Nominees <SETTLEMENT>	3,718,052	0.81
10	Citicorp Nominees Pty Ltd
	<CFS WSLE GEARED SHR FND A/C	3,296,176	0.72
11	Citicorp Nominees Pty Ltd
	<CFS WSLE IMPUTATION FND A/C>	2,920,455	0.64
12	Westpac Financial Services Ltd	2,394,361	0.52
13	HSBC Custody Nominees (Australia) Ltd	2,269,177	0.50
		Number of	Percentage
		shares	of issued
			share
			capital

14	RBC Dexia Investor Services Australia
	Nominees Pty Ltd <PIPOOLED>	1,960,100	0.43
15	Citicorp Nominees Pty Ltd
	<CFS IMPUTATION FUND A/C>	1,929,185	0.42
16	RBC Dexia Investor Services Australia
	Nominees Pty Ltd	1,908,530	0.42
17	Australian Foundation Investment
	Company Ltd	1,750,914	0.38
18	UBS Nominees Pty Ltd
	<PRIME BROKING>	1,633,807	0.36
19	Citicorp Nominees Pty Ltd
	<CFS WSLE AUST SHARE FND>	1,496,096	0.33
20	UBS Wealth Management Australia
	Nominees Pty Ltd	1,451,121	0.32

		348,081,602	76.20

1.	Tinto Holdings Australia Pty Limited is a wholly owned subsidiary of Rio Tinto plc.
2.	Other large registered shareholders are nominees who hold securities on behalf of beneficial shareholders.

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2005	DEFINITIONS

Definitions

NON MINING DEFINITIONS

Throughout this document, the collective expressions Rio Tinto, Rio Tinto Group and Group are used for convenience only. Depending on the context in which they are used, they mean Rio Tinto plc and/or Rio Tinto Limited and/or one or more of the individual companies in which Rio Tinto plc and/or Rio Tinto Limited directly or indirectly own investments, all of which are separate and distinct legal entities.

Unless the context indicates otherwise, the following terms have the meanings shown below:

Adjusted earnings	An additional measure of earnings reported by Rio Tinto with its UK GAAP results which excludes exceptional items of such magnitude that their exclusion is necessary to reflect the underlying performance of the Group.

ADR	American Depositary Receipt evidencing American Depositary Shares (ADS).

Australian dollars	Australian currency. Abbreviates to A$.

Australian GAAP	Generally accepted accounting principles in Australia.

AIFRS	The Australian equivalent of International Financial Reporting Standards.

Billion	One thousand million.

Canadian dollars	Canadian currency. Abbreviates to C$.

Company/Companies	Rio Tinto plc and/or Rio Tinto Limited. As the context so requires.

DLC merger	Dual listed companies merger (1995).

EU IFRS	International Financial Reporting Standards as adopted by the European Union.

IFRS	International Financial Reporting Standards

LME	London Metal Exchange.

New Zealand dollars	New Zealand currency. Abbreviates to NZ$.

Pounds sterling	UK currency. Abbreviates to £, pence or p.

Public shareholders	The holders of Rio Tinto plc shares that are not companies in the Rio Tinto Limited Group and the holders of Rio Tinto Limited shares that are not companies in the Rio Tinto plc Group.

Rand	South African currency. Abbreviates to R.

Rio Tinto Limited	Rio Tinto Limited, and, where the context permits, its subsidiaries, jointly controlled entities and associated companies.

Rio Tinto Limited ADS	An American Depositary Share representing the right to receive four Rio Tinto Limited shares.

Rio Tinto Limited Group	Rio Tinto Limited and its subsidiaries, jointly controlled entities and associated companies.

Rio Tinto Limited shareholders	The holders of Rio Tinto Limited shares.

Rio Tinto Limited	The agreement, dated 21 December 1995, between Rio Tinto plc, Rio Tinto Limited, RTL Shareholder
Shareholder Voting	SVC Limited and the Law Debenture Trust Corporation p.l.c. relating to the voting rights of the
Agreement	Rio Tinto plc Special Voting Share at meetings of shareholders of Rio Tinto plc.

Rio Tinto Limited shares	The ordinary shares in Rio Tinto Limited.

Rio Tinto Limited/RTL	The DLC Dividend Share in Rio Tinto Limited.
DLC Dividend Share

Rio Tinto Limited/RTL	The Special Voting Share in Rio Tinto Limited.
Special Voting Share

Rio Tinto plc	Rio Tinto plc and its subsidiaries, jointly controlled entities and associated companies.

Rio Tinto plc ADS	An American Depositary Share representing the right to receive four Rio Tinto plc ordinary shares.

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DEFINITIONS	2005

Rio Tinto plc Group	Rio Tinto plc and its subsidiaries, jointly controlled entities and associated companies.

Rio Tinto plc ordinary shares	The ordinary shares of 10p each in Rio Tinto plc.

Rio Tinto plc shareholders	The holders of Rio Tinto plc shares.

Rio Tinto Shareholder	The agreement, dated 21 December 1995, between Rio Tinto plc, Rio Tinto Australian Holdings Limited,

Voting Agreement	RTP Shareholder SVC Pty Limited, Rio Tinto Limited and the Law Debenture Trust Corporation p.l.c. relating to the voting rights of the Rio Tinto Limited shares held by the Rio Tinto plc group and the Rio Tinto Limited Special Voting Share at meetings of Rio Tinto Limited shareholders.

Rio Tinto plc shares	Rio Tinto plc ordinary shares.

Rio Tinto plc/RTP	The DLC Dividend Share of 10p in Rio Tinto plc.
DLC Dividend Share

Rio Tinto plc/RTP	The Special Voting Share of 10p in Rio Tinto plc.
Special Voting Share

Share/shares	Rio Tinto Limited shares or Rio Tinto plc ordinary shares, as the context requires.

Sharing Agreement	The agreement, dated 21 December 1995, as amended between Rio Tinto Limited and Rio Tinto plc relating to the regulation of the relationship between Rio Tinto Limited and Rio Tinto plc following the DLC merger.

UK GAAP	Generally accepted accounting principles in the UK.

US dollars	United States currency. Abbreviates to dollars, $ or US$ and US cents or USc.

US GAAP	Generally accepted accounting principles in the United States.

MINING AND TECHNICAL DEFINITIONS

Alumina	Aluminium oxide. It is extracted from bauxite in a chemical refining process and is subsequently the principal raw material in the electro-chemical process by which aluminium is produced.

Anode and cathode copper	At the final stage of the smelting of copper concentrates, the copper is cast into specially shaped slabs called anodes for subsequent refining to produce refined cathode copper.

Bauxite	Mainly hydrated aluminium oxides (Al2 O3 .2H2 O). Principal ore of alumina, the raw material from which aluminium is made.

Beneficiated bauxite	Bauxite ore that has been treated to remove waste material to improve its physical or chemical characteristics.

Bioleaching	The deliberate use of bacteria to speed the chemical release of metals from ores.

Block caving	An underground bulk mining method. It involves undercutting the orebody to induce ore fracture and collapse by gravity. The broken ore is recovered through draw points below.

Borates	A generic term for mineral compounds which contain boron and oxygen.

Cathode copper	Refined copper produced by electrolytic refining of impure copper or by electro-winning.

Classification	Separating crushed and ground ore into portions of different size particles.

Concentrate	The product of a physical concentration process, such as flotation or gravity concentration, which involves separating ore minerals from unwanted waste rock. Concentrates require subsequent processing (such as smelting or leaching) to break down or dissolve the ore minerals and obtain the desired elements, usually metals.

Cutoff grade	The lowest grade of mineralised material considered economic to process. It is used in the calculation of the quantity of ore present in a given deposit.

Doré	A precious metal alloy which is produced by smelting. Doré is an intermediate product which is subsequently refined to produce pure gold and silver.

Rio Tinto 2005 Annual report and financial statements	177

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2005	DEFINITIONS

Definitions continued

DWT	Dead weight tons is the combined weight in long tons (2,240 pounds weight) of cargo, fuel and fresh water that a ship can carry.

Flotation	A method of separating finely ground minerals using a froth created in water by specific reagents. In the flotation process certain mineral particles are induced to float by becoming attached to bubbles of froth whereas others, usually unwanted, sink.

FOB	Free on board.

Grade	The proportion of metal or mineral present in ore, or any other host material, expressed in this document as per cent, grammes per tonne or ounces per ton.

Head grade	The average grade of ore delivered to the mill.

Ilmenite	Mineral composed of iron, titanium and oxygen.

Metallurgical coal	Also referred to as coking coal. By virtue of its carbonisation properties, it is used in the manufacture of coke, which is used in the steel making process.

Mineral resource	A concentration or occurrence of material of intrinsic economic interest in or on the Earth’s crust in such form, quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

Ore	A rock from which a metal(s) or mineral(s) can be economically and legally extracted.

Ore milled	The quantity of ore processed.

Ore hoisted	The quantity of ore which is removed from an underground mine for processing.

Ore reserve	The economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined. Appropriate assessments and studies have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified. Ore Reserves are sub-divided in order of increasing confidence into Probable Ore Reserves and Proved Ore Reserves.

Pressure oxidation	A method of treating sulphide ores. In the case of refractory gold ores, the object is to oxidise the sulphides to sulphates and hence liberate the gold for subsequent cyanide leaching. The technique involves reaction of the ore with sulphuric acid under pressure in the presence of oxygen gas.

Rock mined	The quantity of ore and waste rock excavated from the mine. In this document, the term is only applied to surface mining operations.

Rutile	A mineral composed of titanium and oxygen (TiO2 ).

Steam coal	Also referred to as steaming coal, thermal coal or energy coal. It is used as a fuel source in electrical power generation, cement manufacture and various industrial applications.

Stripping ratio	The tonnes of waste material which must be removed to allow the mining of one tonne of ore.

Solvent extraction and electrowinning (SX-EW)	Processes for extracting metal from an ore and producing pure metal. First the metal is leached into solution; the resulting solution is then purified in the solvent extraction process; the solution is then treated in an electro-chemical process (electro-winning) to recover cathode copper.

Tailing	The rock wastes which are rejected from a concentrating process after the recoverable valuable minerals have been extracted.

Titanium dioxide feedstock	A feedstock rich in titanium dioxide, produced, in Rio Tinto’s case, by smelting ores containing titanium minerals.

Zircon	Zirconium mineral (ZrSiO4 ).

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DEFINITIONS AND EXCHANGE RATES	2005

Notes	•	Metal grades have not been adjusted for mill recoveries, but mill recoveries are presented in the table of reserves and are taken into consideration in the calculation of Rio Tinto’s share of recoverable metal.

	•	Unless stated to the contrary, reserves of industrial minerals and coal are stated in terms of recoverable quantities of saleable material, after processing or beneficiation losses.

	•	Reserve and resource terminology used in this document complies in general with the requirements of the Australian Stock Exchange and the London Stock Exchange.

Conversion of weights		1 troy ounce = 31.1 grammes
and measures		1 kilogramme = 32.15 troy ounces
1 kilogramme = 2.2046 pounds
1 metric tonne = 1,000 kilogrammes
1 metric tonne = 2,204.6 pounds
1 metric tonne = 1.1023 short tons
1 short ton = 2,000 pounds
1 long ton = 2,240 pounds
1 gramme per metric tonne = 0.02917 troy ounces per short ton
1 gramme per metric tonne = 0.03215 troy ounces per metric tonne
1 kilometre = 0.6214 miles

Exchange rates
The following tables show, for the periods and dates indicated, certain information regarding the exchange rates for the pound sterling and Australian dollar, based on the Noon Buying Rates for pounds sterling and Australian dollars expressed in US dollars per £1.00 and per A$1.00.

Pounds sterling
Year ended 31 December*	Period	Average	High	Low
	end	rate

2005	1.73	1.82	1.93	1.71
2004	1.93	1.83	1.95	1.76
2003	1.78	1.63	1.79	1.55
2002	1.61	1.50	1.61	1.41
2001	1.45	1.44	1.50	1.37

* The Noon Buying Rate on such dates differed slightly from the rates used in thepreparation of Rio Tinto’s consolidated financial statements as of such date. No representation is made that pound sterling and Australian dollar amounts have been, could have been or could be converted into dollars at the Noon Buying Rate on such dates or at any other dates.
Australian dollars
Year ended 31 December*	Period	Average	High	Low
	end	rate

2005	0.734	0.763	0.799	0.727
2004	0.783	0.737	0.798	0.686
2003	0.749	0.648	0.752	0.562
2002	0.563	0.544	0.575	0.506
2001	0.512	0.517	0.571	0.483

Rio Tinto 2005 Annual report and financial statements	179

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2005	USEFUL ADDRESSES

Useful addresses

Registered offices
Rio Tinto plc
6 St James’s Square
London SW1Y 4LD
Registered in England No. 719885

Telephone: +44 (0) 20 7930 2399
Facsimile: +44 (0) 20 7930 3249
Website: www.riotinto.com

Rio Tinto Limited
Level 33
55 Collins Street
Melbourne, Victoria 3000
ACN: 004 458 404

Telephone: +61 (0) 3 9283 3333
Facsimile: +61 (0) 3 9283 3707
Website: www.riotinto.com

Shareholders
Please contact the respective registrar if you
have any queries about your shareholding.

Rio Tinto plc
Computershare Investor Services PLC
PO Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH

Telephone: +44 (0) 870 702 0000
Facsimile: +44 (0) 870 703 6119
UK residents only, Freephone: 0800 435021
Website: www.computershare.com

Rio Tinto Limited
Computershare Investor Services Pty Limited
GPO Box 2975
Melbourne
Victoria 3000

Telephone: +61 (0) 3 9415 4030
Facsimile: +61 (0) 3 9473 2500
Australia residents only, Toll free: 1 800 813 292
Website: www.computershare.com

Holders of Rio Tinto American
Depositary Receipts (ADRs)
Please contact the ADR administrator if you
have any queries about your ADRs

ADR administrator
JPMorgan Chase Bank NA
JPMorgan Service Center
P O Box 3408
South Hackensack
NJ 07606 3408

Telephone: +1 (201) 680 6630
US residents only Toll free: (800) 900 1135
Website: www.adr.com/shareholder
e-mail: adr@jpmorgan.com

US investor relations consultant
Makinson Cowell (US) Limited
One Penn Plaza
250 West 34th Street
Suite 1935
New York, NY10119

Telephone: +1 212 994 9044
Website: www.makinson-cowell.com

Low cost share dealing service &
Individual Savings Account (ISA)
(for Rio Tinto plc shareholders only)

Stocktrade
81 George Street
Edinburgh EH2 3ES

Low cost share dealing service
Telephone: +44 (0) 131 240 0101
UK residents only: 0845 840 1532
Website: www.stocktrade.co.uk

Individual Savings Account (ISA)
Telephone: +44 (0) 131 240 0623
Website: www.stocktrade.co.uk

Unsolicited mail and telephone calls
The Mailing Preference Service
FREEPOST 29 LON20771
London W1E 0ZT

Telephone: 0845 703 4599
Website: www.mpsonline.org.uk

The Telephone Preference Service
3rd Floor
DMA House
70 Margaret Street
London W1W 8SS

Telephone: 0845 070 0707
Website: www.tpsonline.org.uk

180	Rio Tinto 2005 Annual report and financial statements

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USEFUL ADDRESSES	2005

Financial calendar

2 February 2006	Announcement of results for 2005

22 February 2006	Rio Tinto plc and Rio Tinto Limited shares and ADRs quoted “ex-dividend” for 2005 final and special dividend

24 February 2006	Record date for 2005 final and special dividend for Rio Tinto plc shares and ADRs

28 February 2006	Record date for 2005 final and special dividend for Rio Tinto Limited shares and ADRs

16 March 2006	Plan notice date for election under the dividend reinvestment plan for the 2006 final and special dividend

6 April 2006	Payment date for 2005 final and special dividend

7 April 2006	Payment date for 2005 final and special dividend for holders of ADRs

12 April 2006	Annual general meeting for Rio Tinto plc

4 May 2006	Annual general meeting for Rio Tinto Limited

3 August 2006	Announcement of half year results for 2006

9 August 2006	Rio Tinto plc and Rio Tinto Limited shares and ADRs quoted “ex-dividend” for 2006 interim dividend

11 August 2006	Record date for 2006 interim dividend for Rio Tinto plc shares and ADRs

15 August 2006	Record date for 2006 interim dividend for Rio Tinto Limited shares

16 August 2006	Plan notice date for election under the dividend reinvestment plan for the 2006 interim dividend

7 September 2006	Payment date for 2006 interim dividend

8 September 2006	Payment date for 2006 interim dividend for holders of ADRs

February 2007	Announcement of results for 2006

Publications
The following publications may be obtained from Rio Tinto:
2005 Annual report and financial statements
2005 Annual review
2005 Sustainable development review
The way we work – Rio Tinto’s statement of business practice
Review magazine – Rio Tinto’s quarterly magazine for shareholders

Copies of the 2005 annual reports for the following listed Rio Tinto Group companies are also available on request:
Bougainville Copper Limited
Coal & Allied Industries Limited
Energy Resources of Australia Ltd
Palabora Mining Company Limited

Rio Tinto on the web
Information about Rio Tinto is available on our website www.riotinto.com
Many of Rio Tinto’s publications may be downloaded in their entirety from this site and access gained to Group company and other websites.

General enquiries
If you require general information about the Group please contact the External Affairs department. For all other enquiries please contact the relevant company secretary or Computershare.

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